Form 10-K/A, Exhibit 13
YANKEE ENERGY SYSTEM INC
filed 1994-01-12
CIK 849210

                                                                      EXHIBIT 13

                           YANKEE ENERGY SYSTEM, INC.

                                                              1993 Annual Report




                             LEADERSHIP IN ACTION

                              (ART APPEARS HERE)

Yankee Energy System, Inc. (Yankee Energy or the Company) is the parent of Yankee Gas Services Company (Yankee Gas), Housatonic Corporation (Housatonic), NorConn Properties, Inc. (NorConn), Yankee Energy Financial Services Company (Yankee Financial) and Yankee Energy Production Services, Inc. (Yankee Production).

Company Profile

Yankee Gas, the principal subsidiary, is a natural gas distribution company regulated by the Connecticut Department of Public Utility Control (DPUC) and provides natural gas service to about 176,000 customers in 67 Connecticut communities.

Housatonic is a single purpose corporation holding a 10.5 percent interest in the Iroquois Gas Transmission System (Iroquois). Iroquois has constructed a pipeline that brings Canadian gas into the Northeast and is regulated by the Federal Energy Regulatory Commission (FERC).

NorConn owns the Company's corporate office building and leases it to Yankee
Gas.

Yankee Financial was formed to facilitate the growth in gas sales by providing financing for natural gas installations.

Yankee Production is a new subsidiary created in 1993 for the primary purpose of stimulating gas sales for Yankee Gas by funding gas-fired electric generation projects at selected customer sites.

The Cover

Top:

Sharon Sekellick, Director-Resource Planning, and John Smith, Vice President, discuss opportunitiesto expand natural gas service.

Bottom:

Distribution mechanics Paul Barkley and John Girolamo maintain underground facilities to ensure reliable service to Yankee Gas customers.

Contents

Highlights                               1
President's Letter                       2
Profitability and Shareholder Value      5
Customer Satisfaction                    7
Expanding Markets and Market Growth      9
Employee Competence & Safety            10
Directors and Officers                  12
Financial and Statistical Section       13
Shareholder and Stock Information       31

1993 HIGHLIGHTS



Year Ended September 30,                       1993        1992      % Change
- -----------------------------------------------------------------------------
Financial (Thousands)
Operating Revenues                          $302,657    $278,760       8.6%
Net Income                                    17,479      15,701      11.3%
Net Income (Excluding accounting change)      17,479      13,135      33.1%
Capital Expenditures                          23,280      33,728     (48.1)%
Net Utility Plant                            308,384     303,715       1.5%
- -----------------------------------------------------------------------------
Common Stock (Per Share Data)
Earnings Per Share                             $1.70       $1.72      (1.2)%
Earnings Per Share (Excluding accounting
 change)                                       $1.70       $1.44      18.1%
Stock Price (End of Year)                     $26.50      $20.25      30.9%
Quarterly Dividend (End of Year)                $.29      $.2766       4.8%
Yield (End of Year)                              4.4%        5.5%    (20.0)%
Common Shares Outstanding (Average)       10,287,683   9,125,183      12.7%
Book Value Per Share (End of Year)            $13.86      $12.59      10.1%
- -----------------------------------------------------------------------------
Operations
Sales and Transportation (MMcf)               40,689      39,351       3.4%
Degree Days (Normal 6,174)                     6,232       5,995       4.0%
Customers (Average)*                         176,418     175,876       0.3%
- -----------------------------------------------------------------------------

* Customers have been restated to reflect the number of customer accounts rather than the number of dwelling units.

                             [GRAPHS APPEAR HERE]

Yankee Energy System, Inc. will soon celebrate its fifth anniversary as an independent company. In our first annual report to you, we announced our intention of establishing and improving the Company's position in the energy industry. Our achievements in meeting this and other objectives set by your Board of Directors have been detailed in each of our past annual reports.

To Our Shareholders

Foremost among the many accomplishments achieved since the Company's beginning is the continued improvement in its financial position. The 1993 fiscal year represented the fourth consecutive year in which the Company's overall financial condition improved; earnings for the year rose to $1.70 from $1.44 in 1992. This welcome increase was the result of new rates implemented on October 1, 1992 by Yankee Gas, continued emphasis on cost containment and growth from aggressive sales and marketing efforts.

Increased earnings and a continuing favorable outlook allowed your Board of Directors to take two major steps to enhance shareholder value last year. First, the Board increased dividends per share of common stock to an annualized level of $1.16 in 1993 versus $1.11 in 1992. This increase, on a percentage basis, was greater than the average for the gas utility industry. Second, the Board declared a three-for-two stock split that entitled holders to one additional share of common stock for every two held on the record date. These actions have helped to bring greater attention to the Company as an attractive investment with long-term growth possibilities.

Almost five years ago we wrote you of the optimism we had in our newly independent company. That optimism was based upon the belief that, by using the talents and enthusiasm of our employees and relying on the generous counsel of our Board of Directors, we would accomplish our objectives. The numerous successes achieved since then are a direct result of the exceptional talent assembled within this Company and the willingness to challenge the traditional approach to problem solving. I take great personal satisfaction in their many and continuing accomplishments.

(PICTURE APPEARS HERE)

Standing
William O. Bailey
Chairman of the Board

Seated
Philip T. Ashton
President and Chief Executive Officer

The positive record, both financial and operational, this Company has achieved in the past years is firmly based in meeting goals set annually through a formal planning process to guide the Company forward. Development of each year's Business Plan begins with a thorough understanding of our strengths, weaknesses and opportunities and the identification of key objectives by your Management and Board. Using these as background and with the input of many people, a clear and substantive Plan is produced for the next year and several years that follow. Attainment of the current Plan's ambitious objectives should bring continued success to the Company.

This planning process will be particularly critical in the future. The Company faces a Connecticut economy that continues to struggle with a diminishing defense industry, significant job losses and limited new construction. Competition among all energy providers has increased, particularly within the gas industry, as the impacts of Federal Energy Regulatory Commission orders increase the threat of bypass by others within our franchise area. Continued overproduction by OPEC depresses oil prices, adding to market pressures.

Yet we still see opportunities in our service area because natural gas is so underutilized. To take advantage of these opportunities, the 1994 Business Plan again places heavy emphasis on marketing measures. Our current competitive position toward othr fuels will be maintained by continuing cost containment efforts and avoiding a rate increase in the near term. Since so much of our future success depends upon the efforts and capabilities of our employees, the 1994 Plan also places special emphasis on further developing their skills to help them meet future challenges. Such investments in our employees are among the wisest and most profitable to be made.

It is with great sadness that I announce the retirement of our Chairman of the Board, William O. Bailey, to be effective at the close of the Annual Meeting
scheduled for February 25, 1994.   Bill's strong leadership and guidance has
been invaluable to this Company and its management and to the successes achieved so far. He leaves a much stronger Company that is positioned for continued success in the future. All of us in the Yankee family join together in expressing our sincere thanks to Bill for his significant contributions to Yankee. We wish him the very best in his retirement.

/s/ Philip T. Ashton

Philip T. Ashton
President and Chief Executive Officer

                              (ART APPEARS HERE)

Federal Paper Board Company in Sprague is Connecticut's largest paper mill. Yankee's aggressive expansion of its distribution system has helped to fuel companies such as Federal.

Yankee Energy has increased earnings in each of the past four years and dividends in each of the last three years. Earnings increases for the next few years will be driven by sales growth and cost containment rather than increasing rates to our customers. This is critical to the Company's ability to compete in the energy market.

Profitability and Shareholder Value

During 1993, the Company reduced the number of authorized employees by five percent and will reassign existing personnel in the future as needed to meet business objectives. In addition, capital expenditures, except those needed to serve new customers, will be held to less than 75 percent of our annual depreciation expense. Other cost control initiatives are included in the Company's Business Plan.

During the last fiscal year the Company raised over $41 million in new capital at attractive rates from an equity and bond offering. The proceeds were used to refund maturing bonds, strengthen the Company's equity position and retire short-term debt.

Our newest subsidiary, Yankee Production, was established to assist customers interested in generating their own electricity using natural gas. Yankee Production will fund feasibility studies and invest in projects as appropriate. These projects not only will increase gas sales, but also are expected to provide good investment returns. Yankee Financial, formed in 1992, continues to provide financing for purchases of gas - utilizing equipment by customers of Yankee Gas.

(ART APPEARS HERE)

Michael Blelonko, Vice President, Treasurer and Chief Financial Officer, reviews financial projections with Sarah Sanders, Assistant Treasurer.

(ART APPEARS HERE)

YES shares continued to perform well in fiscal 1993 closing the year at 26-1/2.

                              (ART APPEARS HERE)

The Foxwoods Casino, on the Mashantucket Pequot reservation in Ledyard, is the largest in the western hemisphere and relies on natural gas air conditioning to provide comfort for its guests.

Yankee Gas frequently surveys its customers to determine whether customers' expectations are being met or exceeded. These customer satisfaction surveys indicate that Yankee Gas customers continue to be pleased with the quality of service the Company provides. Leadership never rests, however, and the Company must continue to seek innovative and cost effective ways to provide an even higher level of service to its customers.

Customer Satisfaction and Service

During the 1990s, the competitive focus in Connecticut's energy market will be on service quality. Our goal is to create very satisfied customers that are convinced that Yankee Gas should be their energy provider. To this end, the Company has begun conducting "Very Satisfied Customer" workshops. The goal of this effort is to make the Yankee Gas culture even more customer oriented. By the end of 1994, all employees will have received this valuable training.

Yankee Gas has demonstrated leadership by becoming the only natural gas utility in the country to use automated meter reading technology exclusively in its entire service area. In 1993, the Company completed a three-year effort that allows meter reading operations for the entire system to be conducted with a staff of only six employees. Yankee Gas customers will benefit by receiving accurate and timely readings that virtually eliminate estimated bills.

In the Customer Service Center, an innovative Performance Monitoring Program was implemented. This leadership initiative has resulted in a dramatic reduction in the number of calls lost from customers hanging up before speaking with a representative. In fact, Customer Service Center representatives have been able to answer over 91% of incoming telephone calls with an average wait time of only 54 seconds.



                                   Charles Gooley, Vice President and
                                   General Counsel, and Lori Chadwick
                                   (center), Manager-Customer Service
                                   discuss customer satisfaction
                                   improvement plans with employees.
        [ART APPEARS HERE]

                                          Jonathan Traylor and Kay-Ann
                                          Carrafa, employees in central
                                          dispatch, are the vital link between
                                          customers and field service employees.

                              (ART APPEARS HERE)

Always in the lead, Yankee Gas joined with Shell Oil Company to open the first retail natural gas vehicle fueling station in Connecticut.

Yankee Gas' role as an industry leader is most evident in its aggressive efforts to expand its service area within Connecticut and increase the market share of natural gas within towns already served. In 1993, this led to the expansion of Yankee service into the towns of New Canaan, Barkhamsted, Franklin and Sprague. Since it began independent operations in 1989, Yankee Gas has added eight towns to its service area.

Expanding Markets and Market Growth

A highly motivated sales force supported by skilled engineering and operations personnel have been instrumental in bringing natural gas service to new and existing customers. Most notable of the Company's marketing efforts is the promotion of new technologies that use natural gas, including air conditioning and natural gas vehicles (NGVs).

In 1993, over 5,400 tons of new gas air conditioning load was added, including 2,850 tons at the Foxwoods Casino in Ledyard, making it the largest gas air conditioning system in New England. 1993 sales associated with this expanding market totaled 178,000 Mcf.

Yankee Gas has been at the forefront in promoting natural gas as an alternative to gasoline as a motor vehicle fuel. The Company reached an agreement with the Shell Oil Company to operate the first retail natural gas vehicle fueling station in Connecticut near Bradley International Airport. Yankee Gas also owns two refueling stations for its own vehicle fleet, with others planned for 1994, to increase accessibility throughout our service area.





                                   Thomas Houde (right), Vice
                                   President, discusses natural gas
                                   vehicle performance with Stephen
                                   Persutti and John McKenna.


        (ART APPEARS HERE)

                                             Improved technology allows a
                                             fast and easy natural gas fill-up.

The high caliber of ou employees is at the root of all successes of the Company over the years. The Company, therefore, is committed to maintaining a challenging work environment that provides opportunities for all employees. Our continued success is dependent upon a highly skilled, motivated, competent and diverse workforce.

Employee Competence

To ensure that employees are as productive as possible, an Information Technology Planning Process was completed in 1993, with implementation by the end of fiscal year 1994. Management recognizes that a competitive advantage will belong to those companies that utilize computer technology most effectively. As part of the plan, Yankee Gas is upgrading most of its data processing equipment. This represents an important first step toward improving employee productivity.

To further maintain and improve employee competency levels, an enhanced employee training program has been developed. A training center has been established near our corporate offices in Meriden. This centralized training function will serve to refine and sharpen employee skill levels.

Yankee Gas continues its commitment to maintaining an excellent safety record. An aggressive system maintenance and replacement program has made our distribution system one of the safest and most modern in the northeastern United States.

Public and Employee Safety

The Company regularly has one of the best worker safety records of all New England gas companies. A well organized safety audit program encourages employee input regularly to identify and correct unsafe working conditions and practices.

In 1993, an updated safety education program was developed for use in elementary schools in our service area. This video-based program provides our youngest consumers with the information they need to use natural gas in a safe and efficient manner.

                                  [ART PAGE]

Directors and Officers


Board of Directors
- --------------------------------------------------------------------------------

William O. Bailey /1,2,4,5/
Chairman
MBIA, Inc., Armonk, NY
Chairman of the Board
Yankee Energy System, Inc.

PHILIP T. ASHTON /1,5/
President and
Chief Executive Officer
Yankee Energy System, Inc.
Meriden, CT

JOHN K. ARMSTRONG /2,3/
President
Armstrong Associates
Avon, CT

EILEEN S. KRAUS /2,4,6/
President
Shawmut Bank Connecticut, N.A.
Hartford, CT and
Vice Chairman,
Shawmut National Corporation
Boston, MA

FREDERICK M. LOWTHER /5,6/
Partner
Dickstein, Shapiro & Morin
Washington, D.C.

THOMAS H. O'BRIEN /3,5,6/
President
O'Brien Associates
Garden City, NY

LEONARD A. O'CONNOR /3/
Retired Vice President and
Chief Financial Officer
Yankee Energy System, Inc.
Meriden, CT

EMERY G. OLCOTT /1,4,6/
President and
Chief Executive Officer
Canberra Industries, Inc.
Meriden, CT

NICHOLAS L. TRIVISONNO /1,2/
Executive Vice President -
Strategic Planning and
Group President
GTE Corporation
Stamford, CT


Officers of Yankee Energy System, Inc.
- --------------------------------------------------------------------------------

PHILIP T. ASHTON
President and
Chief Executive Officer

MICHAEL E. BIELONKO
Vice President, Treasurer and
Chief Financial Officer

CHARLES E. GOOLEY
Vice President and
General Counsel

THOMAS J. HOUDE
Vice President

JOHN J. SMITH
Vice President

MARY J. HEALEY
Secretary and
Assistant General Counsel

NICHOLAS A. RINALDI
Controller

SARAH K. SANDERS
Assistant Treasurer


Committees of the Board
- --------------------------------------------------------------------------------

1      Executive
2      Audit
3      Finance
4      Organization and Compensation
5      Long Range Planning
6      Committee on Directors

FINANCIAL INFORMATION

CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS                       14

MANAGEMENT AND INDEPENDENT PUBLIC ACCOUNTANTS REPORTS      18

CONSOLIDATED STATEMENTS OF INCOME                          19

CONSOLIDATED BALANCE SHEETS                                20

CONSOLIDATED STATEMENTS OF CASH FLOWS                      21

CONSOLIDATED STATEMENTS OF CAPITALIZATION                  22

CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY     23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                 24

SELECTED FINANCIAL AND OPERATING DATA                      30

Management's Discussion and Analysis of
Financial Condition and Results of Operations

Financial Condition

OVERVIEW

Yankee Energy System, Inc. (Yankee Energy, or the Company) is a holding company, headquartered in Connecticut, whose principal operating subsidiary is Yankee Gas Services Company (Yankee Gas). Yankee Gas provides retail distribution of natural gas to a service area comprising 67 cities and towns in Connecticut which cover approximately 2,200 square miles. The Company has four nonregulated subsidiaries: Housatonic Corporation (Housatonic) which owns a 10.5 percent equity interest in the Iroquois Gas Transmission System, L.P. (Iroquois); NorConn Properties, Inc. (NorConn), a real estate subsidiary; Yankee Energy Financial Services Company (Yankee Financial) which provides certain customers with financing to promote the sale of natural gas; and Yankee Energy Production Services, Inc. (Yankee Production) whose purpose is to encourage additional natural gas sales by Yankee Gas in special applications to large customers and provide opportunities for capital investments in projects including onsite electric generation.

The Company's earnings per share increased to $1.70 in 1993 from $1.44 in 1992 and $1.28 in 1991. The 1992 earnings per share are exclusive of a $0.28 per share credit resulting from a change in the Company's method of accounting for municipal property taxes in October, 1991. The increase in 1993 earnings was in large part attributable to a rate increase implemented on October 1, 1992 by Yankee Gas and increased firm gas sales in 1993. The increase in 1992 earnings was attributable primarily to higher firm sales due to weather that was 15.3 percent colder in fiscal 1992 compared to fiscal 1991. Additionally, the Company experienced lower income tax expense in fiscal 1992 compared to 1991 due to the acceleration of deductions for property taxes and funding of postretirement benefits.

The Iroquois Gas Transmission System was formed to construct, own and operate a natural gas pipeline that transports gas from Canada to markets in the northeastern United States. The Iroquois Pipeline became fully operational when full firm capacity was reached on November 1, 1992, with 606,900 Mcf being transported per day. Yankee Gas, on that date, began accepting its full entitlement of 59,000 Mcf per day. Earnings on Housatonic's investment in Iroquois in 1993 were approximately $1.8 million and contributed $0.17 per share to current year earnings. The increase in earnings of approximately $1.5 million from 1992 to 1993 is due to the pipeline being fully operational for eleven months during fiscal 1993. As of September 30, 1993, Housatonic's investment in Iroquois totaled approximately $17.5 million. Housatonic received net cash distributions of approximately $4.7 million during 1993.

The Company increased dividends paid to $1.13 in 1993 from $1.09 in 1992, an increase of 3.7 percent. Nonetheless, due to improved earnings, the Company's dividend payout ratio improved from 75 percent (exclusive of the one-time gain for property taxes) in 1992 to 67 percent in 1993.

Earnings per share are based on 10,287,683, 9,125,183 and 8,468,933 average common shares outstanding during fiscal 1993, 1992 and 1991, respectively. All per share amounts in this report have been adjusted to reflect a three-for-two common stock split on June 28, 1993. The Company issued an additional 775,000 shares of common stock (1,162,500 shares restated for the three-for-two common stock split) on October 28, 1992.

RATE MATTERS

Yankee Gas' most recent rate order (effective for service rendered on and after October 1, 1992) allows a return on equity of 12.43 percent and provides for favorable accounting treatment, demonstrated by the following: 1) deferral of the shortfall in collection of accounts receivable from hardship customers who are protected by statute from service termination during winter months; 2) annual expense level of $0.3 million for conservation programs and deferral of amounts above this level not to exceed $1.1 million annually; 3) deferral of expenditures incurred for the remediation of coal tar contamination in excess of $0.5 million in fiscal 1993 and all amounts incurred thereafter; and 4) full rate recovery within a reasonable time frame of all deferred expenses resulting from the adoption of Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions", (FAS
106). The decision also states that to the extent coal tar remediation expenses are prudently incurred, they should be allowed as recoverable operating expenses. The net effect of this treatment is to significantly reduce the impact of the shortfall between the rate relief requested and that which was granted.

Growth In Throughput
[GRAPH APPEARS HERE]

It is management's opinion that deferred costs related to hardship customers, conservation, environmental matters and postretirement benefits should be properly recovered in future rates and therefore will not have a material adverse effect on the Company's future financial condition or results of operations.

Result of Operations

OPERATING REVENUES

Operating revenues increased $23.9 million from 1992 to 1993 and $44.3 million from 1991 to 1992. The components of the change in operating revenues for the past two years are provided in the following table.

                                                  (Millions of Dollars)
                                                   Increase/(Decrease)
Years Ended September 30,                     1993 vs 1992   1992 vs 1991
- ---------------------------------------------------------------------------
Firm and other (excluding gas
 cost recoveries):
   Regulatory decision                            $12.9          $ 1.2
   Sales, transportation and other                  3.8            7.2
- ---------------------------------------------------------------------------
      Subtotal -- Firm and other                   16.7            8.4
- ---------------------------------------------------------------------------
Interruptible (excluding gas
 cost recoveries):
   Sales and transportation                        (1.1)          (2.0)
   Margin sharing                                   1.0             --
- ---------------------------------------------------------------------------
      Subtotal -- Interruptible                    (0.1)          (2.0)
- ---------------------------------------------------------------------------
Total excluding gas cost recoveries                16.6            6.4
   Plus: Gas cost recoveries                        7.3           37.9
- ---------------------------------------------------------------------------
      Total                                       $23.9          $44.3
- ---------------------------------------------------------------------------

The increase in firm and other revenues from 1992 to 1993 was due primarily to the rate increase implemented in October, 1992 and increased firm sales due to higher gas heating sales reflecting the colder weather experienced in 1993. Higher gas costs in fiscal 1993, making gas less economical for customers able to use alternative fuels, resulted in a decrease in interruptible margin from fiscal 1992. This decrease was partially offset by a reduction of the required sharing with firm customers of interruptible margins in excess of target amounts earned in fiscal 1993 compared to fiscal 1992.

Firm and other revenues increased from 1991 to 1992 primarily due to higher gas heating sales reflecting the colder weather experienced in 1992. Interruptible margins decreased overall from 1991 to 1992 as a result of lower oil prices, enabling those customers who have the capability of using either fuel to increase their use of oil.

Gas cost recoveries increased in fiscal 1993 compared to fiscal 1992 due to higher firm sales and higher gas prices. These factors were partially offset by the undercollection of fiscal 1993 gas costs and the refund of the fiscal 1992 overcollection of gas costs from firm customers through the Company s Purchased Gas Adjustment Clause (PGA).

Gas cost recoveries increased from 1991 to 1992 primarily due to higher firm sales resulting from colder weather in fiscal 1992, as well as the recovery of gas costs which had been undercollected through base rates in the previous fiscal year.

COST OF GAS

Cost of gas increased $7.2 million in 1993 compared to 1992 and increased $36.6 million in 1992 compared to 1991. The 1993 increase was primarily due to higher firm sales and higher gas prices. These factors were partially offset by the undercolletion of gas costs in fiscal 1993 and the refund of a fiscal 1992 gas cost overcollection. The fiscal 1992 increase was due primarily to the revenue increase (and related deferral of gas costs) associated with the overcollection of gas costs from firm customers through the Company s PGA mechanism. In addition, higher firm sales in fiscal 1992 contributed to the revenue and deferral increase.

OTHER OPERATING EXPENSES

Total other operating expenses increased $12.5 million in 1993 compared to 1992 and $3.8 million from 1991 to 1992 as a result of the following items:

* Operations expense increased $2.9 million in 1993 compared to 1992 and $1.5 million in 1992 compared to 1991. The 1993 increase was due primarily to higher expenses for postretirement benefits and the Company's program to match payments for low income customers both of which were granted in the Company's August 26,

Growth in Margin
[GRAPH APPEARS HERE]

   1992 rate decision. Additionally, higher payroll contributed to the 1993 increase. These items were offset by lower medical expense due to the implementation of a managed care plan to control health care costs in 1993, employee contributions and fewer major medical claims. The most significant component of the 1992 increase was higher payroll and employee benefit expenses.

* Depreciation expense increased $1.0 million in 1993 versus 1992 and $2.0 million in 1992 compared to 1991. Both increases were due to greater plant investment.

* Federal and state income taxes, including the portion contained in other income and excluding the tax effect of the change in method of accounting for municipal property taxes, increased $7.5 million in 1993 compared to 1992 and decreased $1.3 million in 1992 compared to 1991. The 1993 increase was primarily due to higher income from operations in fiscal 1993, the acceleration of deductions for property taxes and postretirement benefits in fiscal 1992 and the increased federal tax rate to 35 percent effective January 1, 1993. The 1992 decrease was caused by a lower effective income tax rate in 1992 resulting from the accelerated deductions. Please refer to
   Note 2 to the Financial Statements for additional information concerning the components of federal and state income taxes.

* Taxes other than income taxes increased $2.6 million in 1993 compared to 1992 and $2.5 million in 1992 compared to 1991 due to higher Connecticut gross earnings taxes and higher municipal property taxes in both periods. Additionally, Connecticut unemployment tax increased during fiscal 1993. The Company recorded additional accrued unemployment tax expense associated with claims paid to Yankee Gas bargaining unit employees during a ten-week work stoppage that ended on January 4, 1993.

Other income increased $2.7 million, exclusive of the one-time gain for property taxes, in 1993 compared to 1992, primarily due to higher earnings associated with Housatonic's investment in Iroquois and interest earned on temporary cash investments during 1993.

In 1992, the Company changed its method of accounting for municipal property taxes to provide a better matching of property tax expense with the receipt of services provided by the municipalities. This change resulted in a one-time increase in earnings of approximately $2.6 million net of income taxes of approximately $1.9 million.


LIQUIDITY AND CAPITAL RESOURCES

Expenditures for utility plant and other investments, including a $1.8 million equity investment in Iroquois, totaled $23.2 million in 1993 reflecting a $10.5 million decrease from 1992, which included $2.9 million invested in Iroquois. The decrease was due primarily to the deferral of construction activities during the Company's ten-week work stoppage in fiscal 1993, the completion of the Company's expansion into the Groton, Connecticut area, and the completion of the Iroquois Pipeline and automated meter reading projects.

Cash flow (defined as net income adjusted for non-cash items such as depreciation, deferred income taxes, the Company's equity earnings of Iroquois and the change in the method of accounting for municipal property taxes) represents the cash generated from operations available for capital expenditures, dividends and other needs. Cash flows from operations increased $1.3 million in fiscal 1993 compared to fiscal 1992.

On October 28, 1992, the Company issued 775,000 shares of common stock at $29.25 per share. Of the net proceeds of $21.8 million, $15 million was contributed to Yankee Gas to support its financial condition and $6.7 million was contributed to Housatonic to provide permanent capital for its equity investment in the Iroquois Pipeline, which previously was funded with short-term debt. As a result of this common stock offering and increased retained earnings, the Company s financial strength improved in that common equity as a percentage of total capitalization increased from 37 percent at September 30, 1992 to 45 percent at September 30, 1993.

The seasonal nature of gas revenues, inventory purchases and construction expenditures create a need for short-term borrowing to supplement internally generated funds. Yankee Gas has arranged a $40 million revolving line of credit with a group of five banks whereby funds may be borrowed on a short-term revolving basis using either fixed or variable rate loans. Yankee Gas also has another $22 million of credit lines available on an uncommitted basis. At September 30, 1993, Yankee Gas had no borrowings outstanding on its agreements. In addition, Yankee Energy (parent) has a $7 million line of credit available.

The long-term credit needs of Yankee Gas are being met by a first mortgage bond indenture that provides for the issuance of bonds from time to time as the need arises, subject to certain issuance tests. On December 18,

1992, Yankee Gas issued $20 million principal amount of Series C First Mortgage Bonds. The bonds will mature in 2023 and interest is payable at an annual rate of 8.63 percent. Proceeds from the sale of these bonds were used to redeem $15 million of Series A First Mortgage Bonds that matured in April, 1993. The balance of the proceeds was used to reduce short-term debt. At September 30, 1993, indenture requirements, including the required coverage ratio, would allow for the issuance of an additional $98 million of bonds at an assumed interest rate of 8.96 percent.

At September 30, 1993, Housatonic's investment in Iroquois including its non-cash equity portion, was $17.5 million. On November 1, 1992, a $20 million bank credit agreement utilized by Housatonic for purposes of making its equity contributions to Iroquois converted to a three-year variable rate term loan with an outstanding principal balance of $14.25 million, requiring annual sinking fund payments and including a prepayment option. One-third of the principal amount is payable at the end of the first, second and third years of the term loan. At September 30, 1993, Housatonic had $11.5 million outstanding on this agreement.

The Company's estimated construction expenditures for the fiscal years 1994 through 1998 are $146 million, including $35 million for 1994. The 1994 construction expenditures are expected to be financed by a combination of internally generated funds and short-term borrowings. For Yankee Gas, long-term debt maturities and sinking fund requirements, including those for preferred stock, during this period total $71 million and are expected to be refinanced with additional debt issues as they come due.

The estimated expenditures discussed above for the five-year period 1994 to 1998 are exclusive of any expenditures for remediation of coal tar contamination. As more fully discussed in Note 6 to the Financial Statements, the Company expects that it is likely to incur additional expenditures for remediation efforts, inclding that portion which will be deferred for future recovery in rates. Depending upon the timing and extent to which such costs occur, the Company expects to finance such expenditures through a combination of internally generated funds and short-term debt.

On June 25, 1993, the Board of Directors approved the establishment of Yankee Production whose purpose is to encourage additional natural gas sales by Yankee Gas in special applications to large customers and provide opportunities for capital investments in projects including onsite electric generation. Initial capital for Yankee Production will be provided by internally generated cash and short-term debt. The Company does not anticipate Yankee Production having a material effect on the Company's financial condition or results of operations in fiscal 1994.

On July 20, 1993, Yankee Gas filed an application with the Connecticut Department of Public Utility Control (DPUC) for a new, lower rate agreement with the Company's largest customer, Dexter Corporation (Dexter). Under the present contract, Dexter has the option to cancel the contract after payment of approximately $3.8 million in facilities fees. As Dexter has access to lower priced gas, Yankee Gas was required to propose reduced charges to Dexter to maintain the gas sales service. The proposed new rate agreement, which has received interim approval from the DPUC, provides for a number of concessions by Dexter that are expected to favorably impact Yankee Gas' operational flexibility.

[GRAPH APPEARS HERE]

MANAGEMENT REPORT

The consolidated financial statements of Yankee Energy System, lnc. and subsidiaries and other sections of this Annual Report were prepared by management, which is responsible for their integrity and objectivity. These financial statements, which were audited by Arthur Andersen & Co., were prepared in accordance with generally accepted accounting principles using estimates and judgement, where required, and giving consideration to materiality.

The Company maintains a system of internal controls over financial reporting, which is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation of reliable published financial statements. The system contains self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified. Even an effective internal control system, no matter how well designed, has inherent limitations, including the possibility of the circumvention or overriding of controls, and such systems can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, internal control system effectiveness may vary over time.

Through established programs, the Company regularly emphasizes to its management employees their internal control responsibilities and policies prohibiting conflicts of interest. The Audit Committee of the Board of Directors is composed entirely of outside directors. This Committee meets periodically with management, the internal auditors and the independent auditors to review the activities of each and to discuss audit matters, financial reporting and the adequacy of internal controls.

Management believes that its system of internal accounting controls and control environment provide reasonable assurance that its assets are safeguarded from loss or unauthorized use and that its financial records, which are the basis for the preparation of all financial statements, are reliable.


PHILIP T. ASHTON,                       MICHAEL E. BIELONKO,
Chief Executive Officer                 Chief Financial Officer

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Yankee Energy System, Inc.:

We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of Yankee Energy System, Inc. (a Connecticut corporation) and subsidiaries (the Company) as of September 30, 1993 and 1992, and the related consolidated statements of income, common shareholders' equity and cash flows, for each of the three years in the period ended September 30, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Yankee Energy System, Inc. and subsidiaries as of September 30, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1993, in conformity with generally accepted accounting principles.

As explained in Note 1 to the financial statements, effective October 1, 1991, the Company changed its method of accounting for municipal property taxes.


ARTHUR ANDERSEN & CO.

Hartford, Connecticut
November 19, 1993

CONSOLIDATED STATEMENTS OF INCOME

                              (Thousands of Dollars, except share information)
For the Years Ended September 30,                   1993       1992       1991
- -------------------------------------------------------------------------------
OPERATING REVENUES                              $302,657   $278,760   $234,458

LESS: COST OF GAS                                157,816    150,616    114,037
- -------------------------------------------------------------------------------
  Revenues, net of cost of gas                   144,841    128,144    120,421
- -------------------------------------------------------------------------------
OTHER OPERATING EXPENSES:
  Operations                                      52,282     49,402     47,919
  Maintenance                                      6,860      6,844      7,090
  Depreciation                                    17,133     16,086     14,039
  Federal and state income taxes                  14,643      8,647     10,656
  Taxes other than income taxes                   23,359     20,784     18,251
- -------------------------------------------------------------------------------
    Total Other Operating Expenses               114,277    101,763     97,955
- -------------------------------------------------------------------------------
OPERATING INCOME                                  30,564     26,381     22,466

OTHER INCOME, NET                                  3,008      1,839      2,629
- -------------------------------------------------------------------------------
INCOME BEFORE INTEREST CHARGES                    33,572     28,220     25,095

INTEREST CHARGES, NET                             14,996     13,988     13,154
- -------------------------------------------------------------------------------
INCOME BEFORE CHANGE IN ACCOUNTING
 METHOD                                           18,576     14,232     11,941

CHANGE IN METHOD OF ACCOUNTING FOR
 MUNICIPAL PROPERTY TAXES (NET OF
 INCOME TAXES OF $1,944)                              --      2,566         --
- -------------------------------------------------------------------------------
INCOME BEFORE PREFERRED DIVIDENDS                 18,576     16,798     11,941

PREFERRED DIVIDENDS                                1,097      1,097      1,097
- -------------------------------------------------------------------------------
NET INCOME                                      $ 17,479   $ 15,701   $ 10,844
- -------------------------------------------------------------------------------
EARNINGS PER COMMON SHARE BEFORE
 ACCOUNTING CHANGE                                 $1.70      $1.44      $1.28

EFFECT OF ACCOUNTING CHANGE ON
 EARNINGS PER SHARE                                   --       0.28         --
- -------------------------------------------------------------------------------
TOTAL EARNINGS PER COMMON SHARE                    $1.70      $1.72      $1.28
- -------------------------------------------------------------------------------
COMMON SHARES OUTSTANDING (AVERAGE)           10,287,683  9,125,183  8,468,933
- -------------------------------------------------------------------------------


The accompanying notes are an integral part of these financial statements.

                    CONSOLIDATED BALANCE SHEETS

                                                                             (Thousands of Dollars)
                    At September 30,                                           1993      1992
                    ------------------------------------------------------------------------------
ASSETS              UTILITY PLANT, AT ORIGINAL COST                        $445,912  $432,764
                      Less: Accumulated provision for depreciation          149,300   134,101
                    -------------------------------------------------------------------------------
                                                                            296,612   298,663
                      Construction work in progress                          11,772     5,052
                    -------------------------------------------------------------------------------
                        Total Net Utility Plant                             308,384   303,715
                    -------------------------------------------------------------------------------
                    OTHER PROPERTY AND INVESTMENTS                           23,543    24,217
                    -------------------------------------------------------------------------------
                    CURRENT ASSETS:
                      Cash and temporary cash investments                     6,509       462
                      Accounts receivable, less accumulated
                        provision for uncollectible accounts of
                        $4,914,000 in 1993 and $4,298,000 in 1992            20,214    18,330
                      Fuel supplies                                          15,702    11,664
                      Other material and supplies                             2,393     2,605
                      Accrued utility revenues                                5,016     4,728
                      Other                                                   8,512     6,723
                    -------------------------------------------------------------------------------
                        Total Current Assets                                 58,346    44,512
                    -------------------------------------------------------------------------------
                    Deferred Gas Costs and Other                              7,385     5,783
                    Recoverable Pipeline Transition Costs                     7,531        --
                    Recoverable Environmental Cleanup Costs                  36,104    15,000
                    -------------------------------------------------------------------------------
                        TOTAL ASSETS                                       $441,293  $393,227
                    -------------------------------------------------------------------------------
CAPITALIZATION AND  CAPITALIZATION (SEE ACCOMPANYING STATEMENTS):
       LIABILITIES    Common shareholders' equity                          $142,564  $114,891
                      Preferred stock subject to mandatory redemption        15,000    15,000
                      Long-term debt                                        153,633   147,500
                    -------------------------------------------------------------------------------
                        Total Capitalization                                311,197   277,391
                    -------------------------------------------------------------------------------
                    CURRENT LIABILITIES:
                      Notes payable to banks                                     --    15,300
                      Long-term debt -- current portion                       8,667    15,550
                      Accounts payable                                       16,739    12,543
                      Accrued interest                                        4,081     4,348
                      Refundable gas costs                                    3,703     3,936
                      Pipeline transition costs payable                       2,691        --
                      Other                                                   4,026     6,895
                    -------------------------------------------------------------------------------
                        Total Current Liabilities                            39,907    58,572
                    -------------------------------------------------------------------------------
                    Accumulated Deferred Income Taxes                        38,441    27,048
                    Accumulated Deferred Investment Tax Credits              10,212    10,589
                    Reserve for Environmental Cleanup Costs                  35,000    15,000
                    Other Deferred Credits                                    6,536     4,627
                    -------------------------------------------------------------------------------
                    Commitments and Contingencies (Note 6)

                        TOTAL CAPITALIZATION AND LIABILITIES               $441,293  $393,227
                    -------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows



                                                (Thousands of Dollars)
For the Years Ended September 30,                       1993                 1992                 1991
- -----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Income before preferred dividends                    $ 18,576              $ 16,798             $ 11,941
Adjusted for the following:
  Depreciation                                         17,133                16,086               14,039
  Iroquois equity earnings                             (3,443)               (1,401)              (1,406)
  Deferred income taxes, net                           11,815                (3,256)               2,906
  Deferred gas cost activity and
   other non-cash items                                (8,221)                9,890              (13,107)
  Change in method of accounting for municipal
   property taxes                                          --                (4,510)                  --
  Changes in working capital:
   Accounts receivable and accrued utility revenues    (2,172)               (3,830)                (164)
   Accounts payable                                     4,196                 2,021                  779
   Accrued taxes                                       (6,246)                3,318                2,040
   Other working capital (excludes cash)                 (614)               (5,365)               4,045
- -----------------------------------------------------------------------------------------------------------
Net cash provided by operating activities            $ 31,024                29,751               21,073
- -----------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net proceeds from common stock issuance            $ 21,544                    --               14,129
  Net proceeds from long-term debt                     19,790                36,494                   --
  Retirement of long-term debt                        (20,750)                 (550)                (400)
  Net increase (decrease) in short-term debt          (15,300)              (21,085)              13,233
  Cash dividends-preferred stock                       (1,097)               (1,097)              (1,097)
  Cash dividends-common stock                         (11,659)               (9,916)              (8,736)
- -----------------------------------------------------------------------------------------------------------
Net cash (used for) provided by financing activities   (7,472)                3,846               17,129
- -----------------------------------------------------------------------------------------------------------

INVESTMENT IN PLANT AND OTHER:
  Utility Plant, net of allowance for other
   funds used during construction                     (21,501)              (30,837)             (29,731)
  Other property and investments                       (1,779)               (2,891)              (8,189)
  Iroquois distributions                                5,775                    --                   --
- -----------------------------------------------------------------------------------------------------------
Net cash used for plant and other investments         (17,505)              (33,728)             (37,920)
- -----------------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN CASH AND TEMPORARY CASH
 INVESTMENTS FOR THE YEAR                               6,047                  (131)                 282
CASH AND TEMPORARY CASH INVESTMENTS, BEGINNING
 OF YEAR                                                  462                   593                  311
- -----------------------------------------------------------------------------------------------------------
CASH AND TEMPORARY CASH INVESTMENTS, END OF YEAR     $  6,509              $    462             $    593
- -----------------------------------------------------------------------------------------------------------

SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid during the year for:
  Interest, net of amounts capitalized               $ 15,778              $ 14,451             $ 14,817
  Income taxes                                       $ 10,147              $ 10,123             $  5,192
- -----------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CAPITALIZATION


                                                       (Thousands of Dollars)
At September 30,                                              1993      1992
- --------------------------------------------------------------------------------
COMMON SHAREHOLDERS' EQUITY:
  Common shares -- $5 par value, authorized
    20,000,000 shares; 10,287,683 shares
    outstanding at September 30, 1993 and
    9,125,183 shares outstanding at
    September 30, 1992 (a)                                $ 51,438  $ 30,417

  Capital surplus, paid in                                  85,211    84,682
  Unearned compensation-restricted stock awards (b)           (281)     (184)
  Retained earnings                                          8,796     2,976
  Employee stock ownership plan guarantee (c)               (2,600)   (3,000)
- --------------------------------------------------------------------------------
       Total Common Shareholders' Equity                   142,564   114,891
- --------------------------------------------------------------------------------

PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION--
  $25 par value, 9.125% cumulative, 5,000,000
     shares authorized and 600,000 shares
     outstanding at
     September 30, 1993 and 1992 (d)                        15,000    15,000
- --------------------------------------------------------------------------------
LONG-TERM DEBT:
       First Mortgage Bonds (e)
       Maturity              Interest Rates
         1993                         9.87%                     --    15,000
         1995                         9.86%                 18,000    18,000
         1997                         9.90%                 30,000    30,000
         2004                        10.03%                 37,000    37,000
         2019                        10.07%                 19,000    19,000
         2022                         8.48%                 20,000    20,000
         2023                         8.63%                 20,000        --
 -------------------------------------------------------------------------------
       Total First Mortgage Bonds                          144,000   139,000

  Term Loan Agreement, variable rate, due November,
   1995 (e)                                                 11,500    16,700
  Note Purchase Agreement, 9.55%, due November, 2000 (e)     4,200     4,350
  Guarantee of Employee Stock Ownership Plan
    Term Loan Agreement, 10.38%, due July, 1999 (c)          2,600     3,000
- --------------------------------------------------------------------------------
  Total Long-Term Debt                                     162,300   163,050
  Less amounts due within one year (c) (e)                   8,667    15,550
- --------------------------------------------------------------------------------
  Long-Term Debt, Net                                      153,633   147,500
- --------------------------------------------------------------------------------
  TOTAL CAPITALIZATION                                    $311,197  $277,391
- --------------------------------------------------------------------------------


(a) On October 28, 1992 the Company issued 775,000 shares of common stock at $29.25 per share for a total outstanding on that date of 6,858,455 shares. Numbers of common shares outstanding have been restated to give retroactive effect to the three-for-two stock split on June 28, 1993.

(b) Consistent with the terms of the Non-Employee Directors Restricted Stock Plan, incentive awards of 900 shares of restricted common stock were granted to Directors during 1993. During 1993, restricted stock awards were also granted to certain management employees of the Company. The number of common shares purchased on the open market for initial restricted stock awards was 6,645 for these management employees. The market value of the restricted stock awards for all plans has been recorded as unearned compensation and is shown as a separate component of shareholders' equity. The earned compensation is charged to administrative and general expense as shares become vested. Earned compensation was approximately $109,000 for 1993 and $53,000 for 1992.

(c) On July 20, 1989, Yankee Energy became guarantor of a term loan agreement between the Trustee for the Company's 401(k) Employee Stock Ownership Plan
(ESOP), and a commercial bank, in the amount of $4,000,000. The proceeds were used by the Trustee exclusively to acquire outstanding shares of Yankee Energy common stock pursuant to the terms of the Company's ESOP. The final maturity date of the agreement is July 1, 1999 with an annual sinking fund requirement of $400,000 for the fiscal years 1994 through 1998.

(d) The minimum sinking-fund provisions of the preferred stock of subsidiary subject to mandatory redemption outstanding at September 30, 1993 for the fiscal years 1994 through 1998 are $1,500,000 beginning in 1995.

(e) Long-term debt maturities and cash sinking-fund requirements on debt outstanding at September 30, 1993 for each of the fiscal years 1994 through 1998 (excluding the ESOP sinking-fund requirement) are $8,267,000, $26,267,000, $5,517,000, $33,517,000, and $3,517,000, respectively.

The accompanying notes are an integral part of these financial statements.

            CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY

                                                                              Employee
                                                                                 Stock
                                                     Capital     Retained    Ownership
                                            Common  Surplus,     Earnings         Plan
(Thousands of Dollars)                      Shares   Paid In   (Deficit)(a)  Guarantee   Total
- -----------------------------------------------------------------------------------------------
Balance at September 30, 1990              $27,167    $73,753    ($4,917)   ($3,800)    $92,203
Net Income                                                        10,844                 10,844
Issuance of 650,000 common shares --
  $5 par value                               3,250     11,863                            15,113
Cash dividends on common shares --
  $1.04 per share (c)                                             (8,736)                (8,736)
Employee stock ownership
 plan loan repayment                                                             400        400
Common stock issuance expenses                           (946)                             (946)
Unearned compensation-restricted
 stock awards (b)                                        (222)                             (222)
Amortization of preferred
 stock issuance expenses                                    6                                 6
- ------------------------------------------------------------------------------------------------
Balance at September 30, 1991               30,417   84,454        (2,809)    (3,400)   108,662
Net Income                                                         15,701                15,701
Cash dividends on common shares --
  $1.09 per share (c)                                              (9,916)               (9,916)
Employee stock ownership
 plan loan repayment                                                             400        400
Unearned compensation-restricted
 stock awards (b)                                        38                                  38
Amortization of preferred
 stock issuance expenses                                  6                                   6
- ------------------------------------------------------------------------------------------------
Balance at September 30, 1992               30,417   84,498         2,976     (3,000)   114,891
Net Income                                                         17,479                17,479
Issuance of 775,000 common shares --
  $5 par value                               3,875   18,794                              22,669
Three-for-two stock split (c)               17,146  (17,146)                                --
Cash dividends on common
 shares --  $1.13 per share (c)                                   (11,659)              (11,659)
Employee stock ownership
 plan loan repayment                                                             400        400
Common stock issuance expenses                       (1,125)                             (1,125)
Unearned compensation-restricted
 stock awards (b)                                       (97)                                (97)
Amortization of preferred stock
 issuance expenses                                        6                                   6
- ------------------------------------------------------------------------------------------------
Balance at September 30, 1993              $51,438  $84,930        $8,796    ($2,600)  $142,564
================================================================================================


(a) Yankee Gas has dividend restrictions imposed by its Bond Purchase Agreements. At September 30, 1993, retained earnings available for common dividends, under the terms of the Series A, B and C agreements totaled approximately $19.0 million, $29.3 million and $29.3 million, respectively. Additionally, dividends and sinking-fund payments on preferred stock of Yankee Gas will be entitled to priority over the payment to the Company of dividends on Yankee Gas common stock. The 9.125% Redeemable Preferred Stock has a sinking-fund beginning in 1995 which will require a minimum annual redemption of $1.5 million.

(b) See note (b) of the Consolidated Statements of Capitalization.

(c) Cash dividends on common shares have been restated to give retroactive effect to the three-for-two stock split on June 28, 1993. Amount transferred to common shares represents par value of the additional shares issued.


The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1
- ------
SUMMARY
OF SIGNIFICANT
ACCOUNTING
POLICIES

THE COMPANY: Yankee Energy System, Inc. (Yankee Energy, or the Company) is a holding company, headquartered in Connecticut, whose principal operating subsidiary is Yankee Gas Services Company (Yankee Gas). Yankee Gas provides retail distribution of natural gas to a service area comprising 67 cities and towns in Connecticut which cover approximately 2,200 square miles. The Company has four nonregulated subsidiaries: Housatonic Corporation (Housatonic) which owns a 10.5 percent equity interest in the Iroquois Gas Transmission System, L.P. (Iroquois); NorConn Properties, Inc. (NorConn), a real estate subsidiary; Yankee Energy Financial Services Company (Yankee Financial) which provides certain customers with financing in order to promote the sale of natural gas; and Yankee Energy Production Services, Inc. (Yankee Production) whose purpose is to encourage additional natural gas sales by Yankee Gas in special applications to large customers and provide opportunities for capital investments in projects including onsite electric generation.

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements of Yankee Energy include the accounts of all subsidiaries. Intercompany transactions have been eliminated in consolidation.

PUBLIC UTILITY REGULATION: Yankee Gas is subject to regulation for rates and other matters by the Connecticut Department of Public Utility Control (DPUC) and follows accounting policies prescribed by the DPUC. Iroquois is subject to regulation by the Federal Energy Regulatory Commission (FERC).

REVENUES: Revenues are based on authorized rates applied to each customer's use of gas. Rates can be changed only through a formal proceeding before the DPUC. At the end of each accounting period, a revenue estimate for the amount of gas delivered but unbilled is accrued.

DEPRECIATION: The provision for depreciation is calculated using the straight-line method based on estimated remaining useful lives of depreciable utility plant in service, adjusted for net salvage value and removal costs as approved by the DPUC. The depreciation rates for the several classes of plant in service are equivalent to an overall composite rate of 3.9 percent in fiscal year 1993, 3.8 percent in fiscal year 1992 and 3.6 percent in fiscal year 1991.

PURCHASED GAS ADJUSTMENT CLAUSE (PGA): The DPUC-approved rates include an adjustment clause under which gas costs above or below base rate levels are charged or credited to customers. As prescribed by the DPUC, differences between the actual purchased gas costs and the current cost recovery are deferred and recovered or refunded over future periods.

IROQUOIS ACCOUNTING: The Company accounts for Housatonic's investment in Iroquois using the equity method, recording its proportionate share of earnings (losses) of Iroquois with corresponding increases (decreases) in its investment. Distributions received from Iroquois reduce the carrying amount of Housatonic's investment.

INCOME TAXES: Differences exist between the periods in which transactions affect income in the financial statements and the periods in which they affect the determination of income subject to tax. The tax effect of such timing differences is accounted for in accordance with the ratemaking treatment required by the DPUC.

In February, 1992, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FAS 109). This statement is effective for fiscal years beginning after December 15, 1992, and establishes financial accounting and reporting standards for the effects of income taxes. The Company will adopt FAS 109 in the first quarter of fiscal 1994 and will record a regulatory asset and an offsetting deferred tax liability of approximately $31 million. This amount represents primarily timing differences for which deferred taxes have not historically been provided. It is expected that the regulatory asset will be recovered in future rates. There will be no material effect on earnings as a result of the adoption of FAS 109.

CHANGES IN COMMON STOCK: A three-for-two common stock split was effected by the June 28, 1993 distribution of one additional share of common stock for each two shares of common stock owned by shareholders of record on June 7, 1993. All per share amounts and numbers of common shares outstanding presented in this report have been restated to give retroactive effect to the stock split.

CHANGE IN THE METHOD OF ACCOUNTING FOR MUNICIPAL PROPERTY TAXES: As of October 1, 1991, the Company changed its method of accounting for municipal property taxes to provide a better matching of property tax expense with the receipt of services provided by the municipalities.

The cumulative effect of this change in accounting for municipal property taxes, all of which is recognized in the quarter ending December 31, 1991, is approximately $2.6 million (net of income taxes of approximately $1.9 million), equivalent to $0.28 per common share. After taking into account the one-time cumulative change, the change in accounting method resulted in a minor reduction of the amounts of property tax expense recorded in fiscal 1992 and will have no significant effect on future property tax expense.

RECLASSIFICATIONS: Certain prior year amounts have been reclassified to conform with current year classifications.

NOTE 2
- ----------
INCOME TAX
EXPENSE

The components of the federal and state income tax provisions are:

                                                    (Thousands of Dollars)
Years Ended September 30,                         1993        1992        1991
- --------------------------------------------------------------------------------
Charged to income before change in
 accounting method:
Current income taxes:
  Federal                                      $ 2,315     $ 9,170     $ 4,599
  State                                          1,325       4,112       1,707
- --------------------------------------------------------------------------------
    Total current                                3,640      13,282       6,306
- --------------------------------------------------------------------------------
Deferred income taxes, net:
  Investment tax credits                          (377)       (377)       (377)
  Federal                                        9,743      (2,885)      2,123
  State                                          2,449      (2,093)      1,160
- --------------------------------------------------------------------------------
    Total deferred                              11,815      (5,355)      2,906
Total income tax expense charged to
 income before change in accounting
 method                                        $15,455     $ 7,927     $ 9,212
Change in accounting method                         --       1,944          --
- --------------------------------------------------------------------------------
Total income tax expense                       $15,455     $ 9,871     $ 9,212
- --------------------------------------------------------------------------------
The components of total income tax
 expense are classified as follows:
Charged to operating expenses                  $14,643     $ 8,647     $10,656
Credited to other income                           812        (720)     (1,444)
Change in accounting method                         --       1,944          --
- --------------------------------------------------------------------------------
Total income tax expense                       $15,455     $ 9,871     $ 9,212
- --------------------------------------------------------------------------------
Deferred income taxes are comprised
 of the tax effects of timing
 differences as follows:
Investment tax credits                         $  (377)    $  (377)    $  (377)
Liberalized depreciation                         3,581       2,072       1,922
Deferred gas costs                               7,770      (7,642)      2,654
Iroquois equity                                     --         400        (536)
Alternative minimum tax and other                  841         192        (757)
- --------------------------------------------------------------------------------
Deferred income taxes, net                     $11,815     $(5,355)    $ 2,906
- --------------------------------------------------------------------------------

In accordance with required regulatory treatment, deferred income taxes are not provided for certain timing differences. This treatment, along with other items, causes differences between the statutory income tax rate and the effective tax rate. These differences between the effective income tax rate recorded by the Company and the statutory federal tax rate are as follows:

                                                  1993        1992        1991
- --------------------------------------------------------------------------------
Federal statutory income tax rate                 34.8%       34.0%       34.0%
  Tax effect of differences:
    Depreciation                                   5.1         4.9         4.5
    State income taxes net of
     federal benefit                               7.6         6.4         8.3
    Effective tax rate adjustment                 (2.0)        1.0         1.7
    Shared interest savings                       (1.0)       (1.3)       (1.6)
    Property taxes                                 1.4        (3.3)       (0.4)
    Investment tax credit and excess
     deferred taxes                               (1.1)       (1.4)       (2.0)
    Capitalized overheads                          0.4        (1.0)        0.2
    Postretirement benefit contribution            2.0        (2.1)         --
    Bad debt reserve and amortization             (1.1)        0.2         0.8
    Miscellaneous                                 (0.7)       (0.4)       (2.0)
- --------------------------------------------------------------------------------
  Effective income tax rate                       45.4%       37.0%       43.5%
- --------------------------------------------------------------------------------

NOTE 3
- ------
LEASES

Yankee Gas has entered into operating lease agreements for the use of office equipment, vehicles and buildings. For fiscal 1993, 1992 and 1991, these rental payments were approximately $1,762,000, $1,789,000 and $2,120,000, respectively.

Future minimum rental payments, excluding associated costs such as property taxes, state use taxes, insurance, and maintenance, under long-term noncancelable leases as of September 30, 1993, are approximately:


                                                   (Thousands of Dollars)
            Year                                      Operating Leases
- --------------------------------------------------------------------------------
            1994                                            $1,484
            1995                                             1,188
            1996                                               931
            1997                                               701
            1998                                               594
      After 1998                                             2,912
- --------------------------------------------------------------------------------
Future minimum lease payments                               $7,810
- --------------------------------------------------------------------------------

NOTE 4
- ---------------
POST-EMPLOYMENT
BENEFITS

The Company has a noncontributory defined benefit retirement plan covering all regular employees. Benefits are based on years of service and employees' highest consecutive five years of compensation during the last ten years of employment. It is the Company's policy to fund annually an amount at least equal to that which will satisfy the requirements of the Employee Retirement Income Security Act and the Internal Revenue Code. No contributions were required nor made in fiscal 1993. Pension assets are invested primarily in equity securities and investment grade bonds. The components of net pension cost were:


                                                     (Thousands of Dollars)
Years Ended September 30,                       1993         1992         1991
- --------------------------------------------------------------------------------
Service cost                                 $ 1,928      $ 1,853      $ 1,695
Interest cost                                  3,310        3,073        2,724
Net amortization                               2,376         (298)       6,257
Less:  Return on plan assets                   7,606        4,567        9,987
- --------------------------------------------------------------------------------
Net pension cost                             $     8      $    61      $   689
- --------------------------------------------------------------------------------


Total pension cost, part of which was charged to utility plant, approximated $93,000 for the year ended September 30, 1993, and $146,000 and $824,000 for the same periods in 1992 and 1991, respectively. The 1993, 1992 and 1991 pension expense includes $85,000, $85,000 and $135,000, respectively, in cost of living increases for Northeast Utilities (NU) retirees who were previously employed in the gas business operated by The Connecticut Light and Power Company (CL&P), a subsidiary of NU. These payments were agreed to at the time of divestiture from NU.

For calculating the plan's year-end funded status and pension cost, the following assumptions were used:

Years Ended September 30,                       1993         1992         1991
- --------------------------------------------------------------------------------
Discount rate                                    8.5%         8.5%         8.5%
Expected long-term rate of return                9.0%         9.0%         9.0%
Compensation/progression rate                    5.5%         5.5%         5.5%
- --------------------------------------------------------------------------------

The following table represents the plan's funded status reconciled to the consolidated balance sheet:


                                                 (Thousands of Dollars)
At September 30,                                1993                1992
- --------------------------------------------------------------------------------
Accumulated benefit obligation, including
  $27,274 of vested benefits at
  September 30, 1993 and $24,041
  at September 30, 1992                         $ 30,723        $ 27,298
- --------------------------------------------------------------------------------
Projected benefit obligation                      40,900        $ 39,254
Less:  Market value of plan assets                58,876          52,441
- --------------------------------------------------------------------------------
Plan surplus                                      17,976          13,187
Unrecognized transition amount                    (1,048)         (1,134)
Unrecognized prior service costs                     (37)            (39)
Unrecognized net gain                            (18,240)        (13,355)
- --------------------------------------------------------------------------------
Accrued pension liability                       $ (1,349)       $ (1,341)
- --------------------------------------------------------------------------------

In addition to pension benefits, the Company provides certain health care and life insurance benefits to its retired employees, and accounts for these benefits on a cash basis consistent with current accounting requirements and ratemaking treatment. On July 1, 1990, in accordance with terms of the divestiture, Yankee Gas began compensating the NU System for a portion of the NU System's liability for certain health care and life insurance expenses of retirees or surviving spouses. Yankee Gas and the NU System will share costs in a defined manner until June 30, 2005. The cost of providing those benefits for both NU and Yankee Gas' retirees was approximately $1,300,000 for the fiscal year ended September 30, 1993, and $1,200,000 and $780,000 for the comparable periods in 1992 and 1991, respectively.

Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions," (FAS 106), effective for fiscal years beginning after December 15, 1992, requires companies to accrue postretirement benefits during employees' years of service. If FAS 106 were adopted currently, preliminary actuarial estimates indicate the Company would have a transitional benefit obligation liability of approximately $20 million and initial additional benefit expenses of approximately $3.1 million annually. Although the Company will not adopt FAS 106 until fiscal 1994, in the Company's 1992 rate decision, the DPUC accepted the appropriateness of the change from a pay-as-you-go method of accounting for postretirement benefits to an accrual method in accordance with FAS 106. Also, the DPUC allowed $1.728 million of associated expense in rates and indicated its objective to grant full rate recovery within a reasonable time frame of all allowed FAS 106 related expenses. As a result, the adoption of FAS 106 will increase assets and liabilities but will not negatively impact the Company's results of operations.

Yankee Gas has established two Internal Revenue Code Section 501(c)(9) Voluntary Employee Beneficiary Association (VEBA) Trusts, one for union employees and one for non-union employees, to fund its future liabilities for retiree health care and life insurance benefits.

NOTE 5
- ---------------
FAIR VALUE
OF FINANCIAL
INSTRUMENTS

In December, 1991, the FASB issued Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Values of Financial Instruments" (FAS 107). This statement is effective for fiscal years ending after December 15, 1992, and requires companies to disclose the estimated fair value of their financial instruments for which it is practicable to estimate fair value.

The following methods and assumptions were used to estimate the fair value of each of the following financial instruments:

CASH AND TEMPORARY CASH INVESTMENTS: The carrying amount approximates fair value.

PREFERRED STOCK: The fair value of the Company's fixed rate preferred stock is based upon the quoted market price for similar issues.

FIRST MORTGAGE BONDS: The fair value of the Company's first mortgage bonds is based upon borrowing rates currently available to the Company.

The carrying amount of the Company's financial instruments and the estimated fair value at September 30, 1993, are as follows:

                                                Carrying            Fair
                                                 Amount            Value
                                                  (Thousands of Dollars)
- --------------------------------------------------------------------------------
Preferred stock subject to mandatory redemption   $ 15,000        $ 16,746
- --------------------------------------------------------------------------------
First mortgage bonds                              $144,000        $174,256
- --------------------------------------------------------------------------------

The fair values shown above have been reported to meet the disclosure requirements of FAS 107 and do not purport to represent the amounts at which those obligations would be settled.

NOTE 6
- ---------------
COMMITMENTS AND
CONTINGENCIES

CONSTRUCTION PROGRAM: The Company's estimated construction expenditures for the fiscal years 1994 through 1998 are $146 million, including $35 million for fiscal 1994. The Company intends to use these estimated construction expenditures to maintain the reliability of the distribution system and in projects that will generate gas sales.

IROQUOIS: The Iroquois Gas Transmission System is a natural gas pipeline that transports gas purchased from Canadian producers to the northeastern United States. This enables Yankee Gas to expand and diversify its gas supply profile. Construction of the pipeline began on March 4, 1991 and full operation began on November 1, 1992.

Iroquois has been informed by the U.S. Attorneys' Offices for the Northern, Southern and Eastern Districts of New York that a civil investigation is underway to determine whether Iroquois committed civil environmental violations during construction of the pipeline. At the outset of the investigation, Iroquois was notified of 26 alleged violations. In response, Iroquois denied that such violations occurred and asserted that all concerns raised by governmental authorities during construction had been fully responded to. Iroquois has since been informed that the universe of alleged violations initially raised is contained in certain field reports prepared by a Federal/State Inter-Agency Task Force which surveyed the right-of-way in connection with the right-of-way restoration program. Iroquois has advised the appropriate U.S. Attorneys' Offices of its position that none of the matters referenced in field reports issued to date represent violations of any law or governmental authorization.
No proceedings in connection with this civil investigation have been commenced by the federal government against Iroquois.

In addition, a criminal investigation has been initiated against Iroquois and its environmental consultant by the U.S. Attorneys' Office for the Northern District of New York in conjunction with the U.S. Environmental Protection Agency (EPA) and the Federal Bureau of Investigation (FBI). According to a press release issued by the FBI, areas under investigation include possible environmental violations, wire fraud, mail fraud, and providing false information or concealment of information from federal agencies in conjunction with the construction of the base pipeline. To date, no criminal charges have been filed, and the Assistant U.S. Attorney in charge of the investigation has stated that he is not yet ready to meet with Iroquois' attorneys to discuss the specifics of the matter. Accordingly, no provision for liability, if any, that may result has been made in the Iroquois financial statements. Iroquois management, however, believes that the pipeline construction and right-of-way activities were conducted in a legal and responsible manner, and that at the conclusion of the aforementioned federal investigation, the U.S. Attorneys involved and grand jury will reach the same conclusion. Any other conclusion will be vigorously contested by Iroquois.

ENVIRONMENTAL MATTERS: The Company is subject to federal and state environmental regulation of its operations and properties. Such regulation may result in future environmental liabilities that may include significant expenses incurred to remove, contain or remediate contamination caused by operations of former manufactured gas plant sites.

Pursuant to an Environmental Liability Sharing and Indemnity Agreement, dated July 1, 1989, Yankee Gas and CL&P have allocated potential environmental liabilities at sites previously owned by CL&P and used in CL&P's gas business, and at sites not previously owned by CL&P but which had prior uses in CL&P's gas business. As part of that agreement, Yankee Gas and CL&P would share equally the costs of environmental remediation at sites owned by CL&P prior to July 1, 1989, and used in CL&P's gas business. Additional on and off-site investigations of one such property began in fiscal 1993 and will continue in fiscal 1994. Following compilation of the additional data, a determination will be made on the need to remediate.

Fourteen sites, initially believed to contain coal tar, became the property of Yankee Gas at divestiture from Northeast Utilities. Responsibility for future investigation and remediation at these sites rests solely with Yankee Gas. Each of these sites has been the subject of a field investigation and coal tar constituents have been found in some soil and ground water samples. The Company has reported the results of the environmental studies to the Connecticut Department of Environmental Protection (DEP). The DEP has not ordered that any remedial action be taken. However, of the fourteen, seven sites are presently listed on the Connecticut Inventory of Hazardous Waste Sites. Inclusion of a site on this list indicates that remediation may be required in the future.

During 1993, the Company conducted additional research and began to prioritize the fourteen sites to further define any which may require remediation. The Company has identified four sites which are likely to require remediation. The Company's proposed prioritization has been submitted to the DEP. Extensive site investigations were then conducted at the four sites to define extent of contamination and begin remedial plans. In addition, the Company has developed a cost estimate for the remaining ten sites based on the probability of cleanup. As a result of this effort, the Company believes it is prudent to record a liability of $35 million for future environmental cleanup.

Recovery of remediation costs has been specifically allowed by the Company's recent rate case decision. Presently, $325,000 is allowed annually in rates. If costs are expected to exceed $2.5 million on an annual basis, the Company is required to go to the DPUC for review. The DPUC has stated that "to the extent that coal tar remediation expenses are prudently incurred, they should be allowed as proper operating expenses."

The Company has retained the services of a law firm to determine whether it has valid claims for insurance recovery of remediation costs and if so, to pursue those claims against insurers. The law firm is conducting an extensive review of historical data on plant operations and insurance policies. Following completion of the review, the Company will decide whether to pursue litigation or settlement discussion with its insurers.

TRANSITION COSTS - ORDER NO. 636: On April 8, 1992, the FERC issued Order No. 636 on pipeline restructuring. In essence, the FERC found that absent the unbundling of traditional merchant service, pipelines would not be able to achieve the FERC's long-term goal of open access and provide transportation services that are indifferent to the seller of the gas. The Order, therefore, required all pipelines to implement restructuring of their services by the winter of 1993-94. The three major pipeline systems serving Yankee Gas, Iroquois Gas Transmission System, Tennessee Gas Pipeline Company, and Algonquin Gas Transmission Company and its affiliate, Texas Eastern Transmission Company, have all restructured pursuant to the FERC directive. Iroquois was designed and constructed as a transportation only pipeline, and as such, its restructuring has very minimal impact.

Order No. 636 acknowledges that the restructuring of the pipelines' traditional services will cause pipelines to incur transition costs in several areas and provides mechanisms for the pipelines to fully recover prudently incurred transition costs attributable to the implementation of Order No. 636.

At a regularly scheduled proceeding on September 30, 1993 regarding the three Connecticut Local Distribution Companies' (LDC) monthly purchased gas adjustment, the DPUC instructed the three Connecticut LDCs to delay commencing recovery of transition costs already paid to pipelines. While the DPUC Order in this proceeding clearly acknowledges FERC jurisdiction with regard to the prudency of these costs, it also recognizes that the total dollars could have a significant effect on rates and indicates a separate proceeding will be initiated to review the charges and determine appropriate ratemaking treatment.

Through September 30, 1993, Yankee Gas has paid approximately $4.8 million of transition costs. These payments, as well as an additional $2.7 million representing an estimate of additional transition cost liability likely to be incurred by Yankee Gas, have been deferred for future recovery. This estimate of $7.5 million may be subject to revision following future FERC orders. Yankee Gas' management anticipates full recovery of transition costs in a manner consistent with past DPUC practices.

TAKE-OR-PAY LIABILITY: Take-or-pay liabilities arose from the inability or unwillingness of pipeline companies to take the volumes of gas for which they had contracted with producers. To avoid or settle litigation by producers to recover payment for the contracted-for volumes, some pipeline companies, including certain Yankee Gas suppliers have negotiated or are negotiating settlements of their contracts. The pipeline companies were authorized by the FERC to recover from their customers a portion of their settlement costs under guidelines set forth by the FERC.

Yankee Gas has collected approximately $8.5 million of its current estimated total take-or-pay liability of $9.6 million through September 30, 1993. The collection was accomplished primarily by retaining gas supplier refunds and deferred gas cost credits which otherwise would have been refunded to customers as prescribed by a November 20, 1991, DPUC decision and through a surcharge applied to interruptible customers. Management expects to recover the entire remaining amount within the next three fiscal years.

TAX AUDITS: The Company is currently undergoing an audit by the Internal Revenue Service of the Company's 1989 through 1992 federal income tax returns and a sales tax audit by the Connecticut Department of Revenue Services. Management does not expect the outcome of these audits to have a material negative impact on the Company's financial condition or results of operations.

The following table provides information with respect to the consolidated quarterly results of operations for the fiscal years ended September 30, 1993 and 1992, and reflects the seasonal nature of the Company's operations.

The results of any one quarter during the year are not indicative of the results of future quarters.

NOTE 7
- --------------
QUARTERLY
FINANCIAL DATA
(UNAUDITED)

                            (Thousands of Dollars, except share information)

                                               Quarter Ended
Fiscal Year 1993            December 31     March 31     June 30  September 30
- --------------------------------------------------------------------------------
Operating Revenues              $90 984     $123,624     $51,000       $37,049
Operating Income                 11,690       16,621       2,151           102
Net Income (Loss)                 7,812       13,839        (994)       (3,178)
Earnings (Loss) per Common
 Share (1)                      $  0.76     $   1.35     $ (0.10)      $ (0.31)
- --------------------------------------------------------------------------------


Fiscal Year 1992            December 31     March 31     June 30  September 30
- --------------------------------------------------------------------------------
Operating Revenues              $76,149     $119,901     $49,460       $33,250
Operating Income (Loss)           9,055       15,064       2,495          (233)
Net Income (Loss) (2)             6,025       11,718      (1,196)       (3,412)
Earnings (Loss) per Common
 Share (1) (2)                  $  0.66     $   1.28     $ (0.13)      $ (0.37)
- --------------------------------------------------------------------------------

(1) Earnings (Loss) per common share were calculated on the average common shares outstanding of 10,287,683 and 9,125,183 for the twelve months ended September 30, 1993 and 1992, respectively.

(2) Exclusive of a $2,566,000 credit, or $0.28 per share, resulting from a change in the Company's method of accounting for municipal property taxes in first quarter fiscal 1992.

SELECTED FINANCIAL AND OPERATING DATA



September 30,                            1993      1992       1991       1990       1989
- ------------------------------------------------------------------------------------------
BALANCE SHEET DATA: (Thousands)
Net Utility Plant                    $308,384  $303,715   $287,841  $ 271,256   $263,306
Total Assets                          441,293   393,227    356,269    320,533    302,856
Total Capitalization                  311,197   277,391    250,012    234,103    229,190
- ------------------------------------------------------------------------------------------
INCOME AND SHARE DATA: (Thousands
 except share data)
Operating Revenues                   $302,657  $278,760   $234,458  $ 227,886   $213,583
Cost of Gas                           157,816   150,616    114,037    118,345    114,360
Other O&M Expenses                     59,142    56,246     55,009     51,037     41,182
Depreciation                           17,133    16,086     14,039     14,596     13,879
Net Income (1)                         17,479    13,135     10,844      8,854      5,700
Earnings per Share (1)                  $1.70     $1.44      $1.28      $1.09      $0.70
- ------------------------------------------------------------------------------------------
REVENUES: (Thousands)
Residential                          $133,846  $124,435   $100,959  $ 104,769   $102,842
Commercial                             93,045    85,920     69,746     69,378     64,053
Industrial                             72,940    64,004     57,294     50,225     43,562
Miscellaneous                           1,884     1,211      3,304      2,245      2,906
Transportation                            942     3,190      3,155      1,269        220
- ------------------------------------------------------------------------------------------
  Total                              $302,657  $278,760   $234,458  $ 227,886   $213,583
- ------------------------------------------------------------------------------------------
SALES AND TRANSPORTATION:
 (Mcf-Thousands)
Firm:
  Residential                          12,691    12,312     11,029     12,175     12,096
  Commercial                            9,703     9,183      7,951      8,435      7,839
  Industrial                            9,600     8,058      8,098      6,532      4,950
  Transportation                          167     1,700      1,089        362         --
  Unbilled and Other                      129       (58)       (15)        38         92
- ------------------------------------------------------------------------------------------
    Total Firm                         32,290    31,195     28,152     27,542     24,977
- ------------------------------------------------------------------------------------------
Non-Firm:
  Commercial                            1,663     1,377      1,403      1,804      2,034
  Industrial                            5,336     3,632      3,240      3,889      5,018
  Transportation                        1,400     3,147      4,576      3,085        568
- ------------------------------------------------------------------------------------------
    Total Non-Firm                      8,399     8,156      9,219      8,778      7,620
- ------------------------------------------------------------------------------------------
Total Sales and Transportation         40,689    39,351     37,371     36,320     32,597
- ------------------------------------------------------------------------------------------
CUSTOMERS: (Average) (2)
Residential                           155,385   154,934    154,116    154,211    152,578
Commercial (3)                         19,669    19,551     19,379     19,103     18,042
Industrial (3)                          1,363     1,390      1,421      1,459      1,430
Resale                                      1         1          1          1          1
- ------------------------------------------------------------------------------------------
  Total                               176,418   175,876    174,917    174,774    172,051
- ------------------------------------------------------------------------------------------
SOURCES OF GAS: (Mcf-Thousands)
Domestic                                7,474     9,526     14,121     17,277     21,526
Canadian Gas Firm                      23,970    11,016      1,837      3,061      3,362
Spot Market Gas                         8,155    14,386     16,191     12,770      8,066
Produced Gas                                6        15         63        153        121
Company Use/Unaccounted For              (608)     (377)      (487)      (422)    (1,133)
- ------------------------------------------------------------------------------------------
  Total                                38,997    34,566     31,725     32,839     31,942
- ------------------------------------------------------------------------------------------
PEAK DAY DATA:
Peak Day Send Out (Mcf per day) (4)   247,315   237,077    225,122    213,145    197,076
Peak Day Date                          2/1/93   1/16/92    1/22/91   12/22/89     1/4/89
Peak Day Degree Days                       54        55         56         58         55
Total Annual Degree Days                6,232     5,995      5,198      5,968      6,109
- ------------------------------------------------------------------------------------------

(1) Exclusive of a $2,566,000 credit, or $0.28 per share, resulting from a change in the Company's method of accounting for municiple property taxes in fiscal 1992. All per share amounts have been restated to give retroactive effect to the three-for-two stock split on June 28, 1993.

(2) Customer data has been restated to reflect the number of customer accounts rather than the number of dwelling units.

(3) Transportation customers are included in these customer categories. Average transportation customers are as follows: 1993:25, 1992:51, 1991:36, 1990:7 and 1989:4.

(4) Converted from BTU-millions assuming 1,033 BTU per cubic foot.

Shareholder and Stock Information

Annual Meeting

The Annual Meeting of Shareholders will take place on Friday, February 25, 1994, at 10:30 a.m. at the Ramada Inn in Meriden, Connecticut.

Market for Common Stock

As of December 9, 1993, there were 33,348 holders of record of Yankee Energy common stock. Yankee Energy's stock is quoted on the New York Stock Exchange
(NYSE) under the symbol "YES", although it is frequently presented as "YanEnS" in various financial publications.


YES Closing Stock Prices
Fiscal 1993



(GRAPH APPEARS HERE)



High and Low Stock Prices ($/Share)


 Year Ended September 30, 1993    High    Low
- -----------------------------------------------
First Quarter                     20.42  17.67
Second Quarter                    21.33  19.58
Third Quarter                     24.17  20.92
Fourth Quarter                    28.00  23.38


Dividends

Yankee Energy's Board of Directors declared four quarterly dividends on its common stock during the fiscal year. The first two quarterly dividends were $0.2766 per share and the third and fourth were for $0.29 per share. All stated dividend rates have been adjusted for a three-for-two stock split effective June 28, 1993. Dividends are considered quarterly by the Board of Directors and, if declared, are payable at the end of March, June, September and December. The dividend record date is generally three weeks prior to the dividend payable date.

Dividend Reinvestment and Voluntary Cash Investment Plan

The Yankee Energy Dividend Reinvestment and Voluntary Cash Investment Plan is administered by the Company's stock transfer agent, Mellon Securities Transfer Services (Mellon). The Plan offers registered shareholders a convenient way to acquire additional shares of common stock. Shares can be purchased by having quarterly dividends automatically reinvested in additional shares (Dividend Reinvestment) or by sending in funds monthly to purchase additional shares (Voluntary Cash Investment). Copies of the Plan are available from Mellon or Yankee Energy.

Shareholder Information

Shareholders who have questions about their accounts or desire to transfer their stock from one name to another should contact Mellon at 1-800-288-9541 or write:

For Transfers and Transfer Inquiries:         All Other Inquiries:
MELLON SECURITIES                             MELLON SECURITIES
TRANSFER SERVICES                             TRANSFER SERVICES
85 CHALLENGER ROAD                            P. O. BOX 750
OVERPECK CENTRE                               PITTSBURGH, PA  15230
RIDGEFIELD PARK, NJ  07660

Form 10-K and Shareholder Inquiries

Yankee Energy will provide shareholders with a copy of its 1993 Annual Report to the Securities and Exchange Commission on Form 10-K, without charge, upon receipt of a written request sent to Sarah K. Sanders, Assistant Treasurer, Yankee Energy System, Inc., 599 Research Parkway, Meriden, CT 06450-1030. Shareholders with questions about Yankee Energy should also contact Sarah K. Sanders at the above address.



The financial review is printed on recycled paper.

YankeeEnergy
- ---------------------------------------------
                   Yankee Energy System, Inc.
                   599 Research Parkway
                   Meriden, CT 06450-1030
                   203/639-4000

                             GRAPHIC APPENDIX LIST
                             ---------------------

COVER --     Top Picture
             Sharon Sekellick, Director-Resource Planning, and John Smith, Vice President, discuss opportunities to expand natural gas service.

             Bottom Picture
             Distribution mechanics Paul Barkley and John Girolamo maintain underground facilities to ensure reliable service to Yankee Gas customers.

Page 1 --    Two Graphs

             Dividends Paid for Years 1990 through 1993
             Earnings Per Share for Years 1989 through 1993

Page 2 --    Picture
             William O. Bailey, Chairman of the Board (Standing) with Philip T.
             Ashton, President and Chief Executive Officer (Seated)

Page 4 --    Picture
             Federal Paper Board Company in Sprague, Connecticut. Woman on forklift and big rolls of paper.

Page 5 --    Top Picture
             Michael Bielonko, Vice President, Treasurer and Chief Financial
             Officer, reviews financial projections with Sarah Sanders, Assistant Treasurer.

             Bottom Picture
             New York Stock Exchange floor with YES ticker tape across picture indicating YES shares closed at 26-1/2 on September 30, 1993.

Page 6 --    Picture
             Outside shot of the Foxwoods Casino in Ledyard, Connecticut

Page 7 --    Top Picture
             Charles Gooley, Vice President and General Counsel, and Lori
             Chadwick (center), Manager-Customer Service discuss customer satisfaction improvement plans with employees.

             Bottom Picture
             Jonathan Traylor and Kay-Ann Carrafa, employees in central dispatch shown at computers.

Page 8 --    Picture
             Yankee Gas natural gas refueling station in Waterbury with superimposed Shell sign indicating partnership with the Shell Oil
             Company.

Page 9 --    Top Picture
             Thomas Houde (right), Vice President, discusses natural gas vehicle performance with Stephen Persutti and John McKenna.

             Bottom Picture
             Front of natural gas vehicle showing where gas is put in.

Page 11 -- Map of Yankee Gas Service Territory

             Top Pictures
             (Left) Rick Hughes (Yankee Gas employee) shown with Ray O'Brien of Kimberly Clark

             (Right) Beverly Sweet (Yankee Gas employee) shown coordinating community outreach programs.

             Bottom Pictures
             (Left) Jim Fino (Yankee Gas employee) shown with restaurant owner and Yankee Gas customer.

             (Middle) Red Cross volunteers shown handing out water bottles.

             (Right) Yankee Gas van shown driving through neighborhood automatically reading meters.

Page 14 -- One Graph
             - Growth in Throughput for Years 1989 through 1993.

Page 15 -- One Graph
             - Growth in Margin for Years 1989 through 1993.

Page 17 -- One Graph
             - Permanent Capital Structure for Years 1989 through 1993.

Page 31 -- One Graph
             - YES Closing Stock Prices for Fiscal Year 1993