Form 10-K, Exhibit 13
period 1994-09-30
YANKEE ENERGY SYSTEM INC
filed 1994-12-19
CIK 849210

                                                   Exhibit 13

(COVER)

YANKEE ENERGY SYSTEM, INC.
1994 ANNUAL REPORT

Photographs of:

Yankee employee, Michelle Morin, and son Christopher celebrate a special fifth birthday.

Residence featuring 17 different uses of natural gas for comfort and convenience.

Predictive dialer telephone equipment used for improved credit and collections contacts.

Yankee Gas signature graphics, newly created for image enhancement.

(INSIDE COVER)

COMPANY PROFILE
- ---------------

     Yankee Energy System, Inc. (Yankee Energy) is the parent of Yankee Gas Services Company (Yankee Gas). Housatonic Corporation (Housatonic), NorConn Properties, Inc. (NorConn), Yankee Energy Financial Services Company (Yankee Financial) and Yankee Energy Production Services, Inc. (Yankee Production).

     Yankee Gas, the principal subsidiary, is a natural gas distribution company regulated by the Connecticut Department of Public Utility Control (DPUC) and provides natural gas service to about 177,000 customers in 67 Connecticut communities.

     Housatonic is a single purpose corporation holding a 10.5 percent interest in the Iroquois Gas Transmission System (Iroquois) - a pipeline that delivers Canadian gas into the Northeast and is regulated by the Federal Energy Regulatory Commission (FERC).

     NorConn owns the Company's corporate office building and another service building and leases both to Yankee Gas.

     Yankee Financial provides customers with equipment financing for natural gas installations.

     Yankee Production funds gas-fired and other electric generation projects at selected customer sites.

Yankee Gas Service Area

{Map of Yankee Gas Service Area with legend}

The Cover (captions)
- -------------------

Yankee employee, Michelle Morin and son Christopher celebrate a special fifth birthday.

Residence featuring 17 different uses of natural gas for comfort and convenience.

Predictive dialer telephone equipment used for improved credit and collections contacts.

Yankee Gas signature graphics, newly created for image enhancement.



Contents
- --------
Highlights                               1
Chairman's Letter                        2
Technology Achievements                  4
Expanding Reliability                    6
Directors and Officers                  12
 Financial and Statistical Section      13
Shareholder and Stock Information       31


FINANCIAL HIGHLIGHTS
- --------------------
Graph showing dividends and earnings growth
Graph showing Book Value Per Share


FINANCIAL HIGHLIGHTS
Years Ended, September 30,           1994      1993    %Change

Financial (Thousands)
Operating Revenues                 $317,298  $302,657    4.8%
Net Income                           18,605    17,479    6.4%
Net Income
(Before redemption premium)          19,485    17,479   11.5%
 Capital Expenditures                28,493    23,280   22.4%
Net Utility Plant                   315,063   308,384    2.2%

Common Stock (Per Share Data)
Earnings Per Share                 $  1.81   $  1.70     6.5%
Earnings Per Share
(Before redemption premium)           1.89      1.70    11.2%
Stock Price (End of Year)          $ 21.50   $ 26.50   -18.9%
Quarterly Dividend (End of Year)   $  0.305  $  0.29     5.2%
Yield (End of Year)                   5.7%      4.4%    29.5%
Common Shares Outstanding
     (Average)                   10,287,683  10,287,683   ---
Book Value Per Share
(End of Year)                      $ 14.54   $ 13.86     4.9%

Operations
 Sales and Transportation (MMcf)    43,150    40,689     6.0%
 Degree Days (Normal 6,151)          6,454     6,232     3.6%
 Customers (Average)               177,011   176,418     0.3%


TO OUR SHAREHOLDERS

{Graphic: "Celebrating 5 Years 1989-1994}

     Despite the lingering effects of the recession affecting Connecticut's economy and an increasingly competitive marketplace, I am pleased to report our fifth consecutive increase in annual earnings. Yankee Energy earned $1.89 per share for 1994, up from $1.70 in 1993. This continued improvement is due to aggressive cost containment efforts, lower interest charges and higher sales driven by weather 3.6% colder than 1993 and 4.9% colder than normal. In addition, the Board of Directors increased the dividend to an annualized rate of $1.22 from $1.16 per share in June. This 5.2% increase was greater than any other New England gas utility.

     On July 1, 1994, we celebrated our fifth anniversary as an independent publicly-traded company. Consistently meeting our past strategic goals has allowed us to achieve or exceed financial and operational parity with our New England peers. As we move towards the year 2000 and beyond, Yankee Energy will strive to become a dominant player in the region's energy industry with Yankee Gas the premier gas distribution company in New England. We will attain this vision for the future by focusing on:

     -    Intensified marketing and sales efforts
     -    Maintaining strong cost management
     -    Transforming key business processes
     -    Increasing the contributions of subsidiaries
     -    Optimizing  the gas supply portfolio
     -    Improving customer service quality and efficiency

     The Company achieved numerous accomplishments in 1994, which are detailed in the body of this report. Yankee Gas, our principal subsidiary, had a significant impact on the financial performance of Yankee Energy. For the second consecutive year, operating costs were successfully contained without compromising safety or service provided to our customers, and without increases in staffing levels.

     Our aggressive marketing efforts are continuing to expand reliable natural gas service to new towns in Connecticut. Over the past year, we extended service to Woodbury and Preston and added major new customers in Groton and Southbury.

     Our other subsidiaries are making greater contributions to the overall success of Yankee Energy.

     - Over the last year, Yankee Financial issued $5.6 million in loans to finance customer installations of gas equipment.

     - Yankee Production, created in 1993 to fund gas-fired electric generation projects, invested $2.2 million in two such facilities. In addition, Page D. Miller, with over 25 years experience in manufacturing and cogeneration, was appointed Vice President and will focus on developing new opportunities in this business area.

     - For the second consecutive year Housatonic Corporation, which holds a 10.5 percent interest in the Iroquois Gas
Transmission System, contributed 17 cents per share towards earnings.

     - This summer NorConn, our real estate subsidiary opened a new 23,000 square foot area service center in East Windsor.

     None of this could have been done without the cooperation and effort of our employees and their commitment to our new Company theme, "You Get Our Best Energy". Yankee employees also have demonstrated their commitment to the success of the Company through their participation in the Very Satisfied Customer process. This process, designed to make our corporate culture even more customer oriented, has resulted in numerous employee-generated projects suggesting new and better ways to conduct our business. This process of continuous improvement will play a major role in our quest to become the premier energy company in New England.

     Key management changes occurred in 1994. John J. Smith, Vice President of Operations for the Company's subsidiaries, retired after 40 years of distinguished service to the Company and its predecessors. In addition, I recently announced to the Board of Directors my intention to retire as Chief Executive Officer effective March 1, 1995, although I will continue to serve
as Chairman for at least a year.   My  decision to retire as CEO
was made possible by two very positive changes in our senior management team:

     - On July 1, Charles E. Gooley was elected to the position of Executive Vice President. Mr. Gooley was previously
Vice President and General Counsel for Yankee Energy and the administrative officer of the Company's subsidiaries.

     - On August 23, Branko Terzic, a former commissioner at the Federal Energy Regulatory Commission and the Wisconsin Public
Service Commission, was elected President and Chief Operating
Officer.

     Further, Mr. Terzic will assume the responsibilities of CEO next March. His wealth of experience as a regulator and consultant to the industry will help us immeasurably.

     Finally, I regret to announce that Mr. John Armstrong retired from the Board of Directors effective in December. Jack's vision and wisdom were highly valued and he significantly contributed to the steady record of the Company's successes. I know you will join in expressing appreciation for his efforts.

     With Mr. Terzic and Mr. Gooley overseeing the day-to-day operations of the Company, I will focus on the Company's vision and long term planning. I am ever confident that Yankee will continue to fulfill the expectations of our shareholders, our customers and all those who are stakeholders in our success.


{Photograph of Philip T. Ashton, Chairman and Chief Executive
Officer of the Company}

/s/ Philip T. Ashton
- --------------------
Philip T. Ashton
Chairman and Chief Executive Officer

(Photograph of Yankee Gas Technology Award)
Caption: Philip T. Ashton quote "Reliability goes beyond good service - it demands our best in all respects."

(Photograph of Laptop Computer and GasCam)
Caption:  Yankee Gas received the Greater Hartford Chamber of
Commerce Technology Business Leader of the Year Award. Company accomplishments include:

     - First natural gas utility in the nation to completely automate meter reading.

     - New England leader in developing infrastructure for natural gas vehicles.

     -    Complete upgrade of data processing capabilities.

     - First in New England to use GasCam, mobile camera technology that internally inspects underground pipelines without expensive excavation.

EXPANDING RELIABILITY
- ---------------------

     Yankee Gas begins its next five years with an aggressive growth strategy designed to increase the Company's share of the Connecticut energy marketplace. This strategy includes actively helping Connecticut state agencies reduce their dependency on foreign oil and assisting large customers to comply with federal Clean Air Act Amendments. With this strategy guiding our efforts over the past year, Yankee Gas continued to expand reliable service throughout the State.

     In 1994, Yankee Gas added the towns of Woodbury and Preston to its service area. In Southbury, the Company's aggressive marketing led to the addition of Pomperaug Woods, a private retirement community with life care facilities, O&G Industries, a leading manufacturer of asphalt, and the well known Heritage Inn and Conference Center in Heritage Village.

     The Foxwoods Casino in Ledyard continues to expand. In the two years since it first opened, Foxwoods has become a major tourist attraction in the State and has gained an international reputation as one of the most successful casinos in the world. Yankee Gas has expanded its facilities to meet their ever increasing energy needs. A 12-mile main extension will enable Yankee Gas to further expand its service to compete in the energy market of Southeastern Connecticut.

     Dow Chemical Corporation in Gales Ferry and Wyman Gordon in
Groton joined the growing number of industrial companies in the State that are now able to receive the benefits of natural gas.

     Yankee Gas continues to be in the forefront of promoting the use of natural gas for vehicles as a means of improving the State's air quality. Natural gas vehicles play a significant role in the United States Department of Energy (D.O.E.) Clean Cities programs. During 1994, through the Company's involvement, Norwalk, Waterbury and New London were each designated a "Clean City" by the D.O.E.

     The next five years will feature a renewed commitment to both present customers and new ones. The Company's theme "You Get Our Best Energy" is a reflection of this commitment. Yankee Gas employees continue to give their best energy to customers, while providing an energy source that is superior to others.

{Photograph of David G. Leftwich, General Manager-Heritage Inn}
Caption: David G. Leftwich quote "We look forward to a long-term relationship with Yankee Gas. I've been impressed with the genuine personal service they have given us."

{Very Satisfied Customer Graphic}
Caption: Yankee Gas is committed to creating not just satisfied but Very Satisfied Customers. All Company employees have received

Very Satisfied Customer training, an important first step in cultivating and maintaining a customer oriented culture.

(Photograph of couple at the Heritage Inn & Conference Center)
Caption: The Heritage Inn entertains 500 diners each week in their warm and elegant New England setting.

EXPANDING RELIABILITY
- ---------------------

     The Yankee Gas relationship with Plainfield Public Schools began three years ago when Business Manager Thomas Moon decided to heat the town's newly constructed Shepherd Hill School with natural gas. A year later, when problems with the high school's two oil-fired boilers escalated, Mr. Moon turned to Yankee Gas once again. It was time to replace the 1929 vintage heating system. Confronted with squeezing a $300,000 purchase in the school's tight capital budget, Yankee Energy was able to design a tax-exempt equipment lease through its Yankee Financial subsidiary to the advantage of the town's more flexible operating budget.

     Yankee Energy subsidiaries support the Company's core natural gas distribution business.

     Housatonic holds an ownership interest in the Iroquois Gas Transmission System, which brings Canadian natural gas to the Northeast. The availability of gas through Iroquois was key in meeting customer needs as evidenced by our ability to provide emergency assistance to New York City during last winter's cold period.

     Yankee Financial enhances gas sales by offering competitive financing for customers' gas equipment. In addition to the Plainfield tax-exempt loan, Yankee Financial stepped forward with a $4.9 million financing deal for the gas-fired heating and cooling system at the Foxwoods Casino. Yankee Financial has several loans outstanding totaling $5.6 million with other applications pending for future projects.

     Yankee Production takes equity positions in gas-fired electric generation projects. Yankee Production invested in two cogeneration facilities in New Jersey in 1994. Energy analyses for similar projects are ongoing and additional investments will be made depending on their respective economic merits.

     NorConn develops and implements advantageous financing options to meet the Company's facilities needs. NorConn owns the Company's corporate headquarters building and the East Windsor Service Center which opened this year. NorConn leases both buildings to Yankee Gas.

(Photograph of Thomas F. Moon, Business Manager-Plainfield Public
Schools)
Caption: Thomas F. Moon quote "When we had major heating problems with our old oil system, Yankee Gas came through for us when we needed it the most."

(Photograph of Lou Demers)
Caption: Lou Demers, supervisor of buildings and grounds, shows off the new natural gas boiler at Plainfield High School

(Photograph of children in classroom)
Caption: Gas heating comfort and innovative financing at Plainfield Public Schools exemplifies the Yankee "Expanding
Reliability" philosophy.

EXPANDING RELIABILITY
- ---------------------

     The natural gas industry has undergone changes that have resulted in a marked increase in competition among producers, pipelines, local distribution companies and even customers. To succeed in this fast changing and competitive environment, Yankee Gas meets customers' needs in a variety of non-traditional ways.

     Through innovative pricing, the Company was able to meet Rand Whitney's need for a long- term fixed energy rate. Rand Whitney, located in Montville, Connecticut, has the oldest continually running paperboard mill in the United States. Yankee Gas evaluated several supply options before developing a contract that will provide a reliable gas supply with the additional benefit of having the energy costs known over the next 10 years.

     In other cases, the Company has developed supply arrangements for customers with special requirements. In all cases, reliability was among the prime reasons companies looked to Yankee Gas to meet their long- term gas supply requirements.

     Yankee Gas has also taken advantage of recent regulatory changes in the gas industry that impact the way gas is transported and marketed throughout the country. Among the many tools now available is the ability to sell the Company's reserved space in the interstate pipelines that carry the gas from the Texas Gulf Coast to Connecticut when our need for the gas is low. This more efficiently utilizes our assets and significantly reduces our gas costs associated with pipeline expense. Yankee Gas has been at the forefront in selling off-peak pipeline space.

     Another tool Yankee Gas has utilized is the ability to sell gas outside of Connecticut. Whether due to higher alternate energy costs or greater environmental restrictions, certain markets outside our traditional service territory offer an opportunity to generate additional revenue.

     Innovative capacity releases and off-system sales have contributed greatly to our decreased costs. Yankee will continue to seek new ways and methods to expand reliability and remain in the forefront of a competitive industry.

(Photograph of Jerry N. Couch, General Manager-Rand Whitney
Containerboard)
Caption: Jerry N. Couch quote "Rand Whitney depends on a reliable source of energy with long-term pricing benefits.
Yankee Gas helps us accomplish that goal."

(Yankee Gas Graphic Symbol)
Caption: The new graphic look and theme was established to provide an energetic image of Yankee Gas as a reliable supplier of energy and superior service.

(Photograph of Rand Whitney employees)
Caption: Rand Whitney's commitment to high standards led to their decision to use natural gas for their major expansion project.

DIRECTORS AND OFFICERS
- ----------------------

Directors and Officers
- ----------------------

Philip T. Ashton (1)
Chairman and
Chief Executive Officer
Yankee Energy System, Inc.
Meriden, CT

Eileen S. Kraus (2,4,5)
President
Shawmut Bank Connecticut, N.A.
Hartford, CT and Vice Chairman,
Shawmut National Corporation
Boston, MA

Frederick M. Lowther (4,5)
Partner
Dickstein, Shapiro & Morin
Washington, D.C.

Thomas H. O'Brien (3,5)
President
O'Brien Associates
Garden City, NY

Leonard A. O'Connor (3)
Retired Vice President and
Chief Financial Officer
Yankee Energy System, Inc.
Meriden, CT

Emery G. Olcott (1,4,5)
President and
Chief Executive Officer
Canberra Industries, Inc.
Meriden, CT

Branko Terzic
President and
Chief Operating Officer
Yankee Energy System, Inc.
Meriden, CT

Nicholas L Trivisonno (1,2)
Executive Vice President -
Strategic Planning and
Group President
GTE Corporation
Stamford, CT


Officers of Yankee Energy System, Inc.
- --------------------------------------

Philip T. Ashton
Chairman and
Chief Executive Officer

Branko Terzic
President and
Chief Operating Officer

Charles E. Gooley
Executive Vice President

Michael E. Bielonko
Vice President, Treasurer and
Chief Financial Officer

Thomas J. Houde
Vice President

Mary J. Healey
Secretary and
Assistant General Counsel

Nicholas A. Rinaldi
Controller

Sarah K. Sanders
Assistant Treasurer


Committees of the Board
- -----------------------
1    Executive
2    Audit
3    Finance
4    Organization and Compensation
5    Committee on Directors

BACK COVER

Graphic: Logo for the Special Olympics World Games Connecticut 1995

Yankee Energy Logo

Yankee Energy System, Inc.
599 Research Parkway
Meriden, CT 06450-1030
203-639-4000

Caption: Yankee Gas is proud to be an official provider of the Special Olympics World Games

FINANCIAL INFORMATION

Contents


Management's Discussion and Analysis


Management and Independent Public Accountants Reports


Consolidated Statements of Income


Consolidated Balance Sheets


Consolidated Statements of Cash Flows


Consolidated Statements of Capitalization


Consolidated Statements of Common Shareholders' Equity


Notes to Consolidated Financial Statements


Selected Financial and Operating Data

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Financial Condition

OVERVIEW

Yankee Energy System, Inc. (Yankee Energy or the Company) is a holding company, headquartered in Connecticut, whose principal operating subsidiary is Yankee Gas Services Company (Yankee Gas). Yankee Gas provides retail distribution of natural gas to a service area comprising 67 cities and towns in Connecticut which cover approximately 2,200 square miles. The Company has four nonregulated subsidiaries: Housatonic Corporation (Housatonic), which owns a 10.5 percent equity interest in the Iroquois Gas Transmission System, L.P. (Iroquois); NorConn Properties, Inc. (NorConn), which owns selected system real estate; Yankee Energy Financial Services Company (Yankee Financial), which provides certain customers with financing to promote the sale of natural gas and Yankee Energy Production Services, Inc. (Yankee Production), whose purpose is to encourage additional natural gas sales in special applications to large customers and to make capital investments in such projects, including onsite electric generation.

The Company's earnings per share increased to $1.89 in 1994, exclusive of an $0.08 per share charge resulting from an early redemption premium on the Company's preferred stock, from $1.70 in 1993 and $1.44 in 1992. The 1992 earnings per share are exclusive of a $0.28 per share credit resulting from a change in the Company's method of accounting for municipal property taxes in October, 1991. The increase in 1994 earnings was due primarily to higher firm sales from colder weather in fiscal 1994 and lower interest expense. The increase in 1993 earnings was in part attributable to a rate increase implemented on October 1, 1992 by Yankee Gas and increased firm gas sales in fiscal 1993 compared to fiscal 1992.

Earnings on Housatonic's investment in Iroquois in both 1994 and 1993 were approximately $1.8 million and contributed $0.17 per share in both periods. As of September 30, 1994, Housatonic's investment in Iroquois totaled approximately $18.6 million. Housatonic received net cash distributions of approximately $2.2 million in fiscal 1994 and $4.7 million in fiscal 1993.

The Company increased dividends paid to $1.19 in 1994 from $1.13 in 1993, an increase of 5.3 percent. Nonetheless, due to improved earnings, the Company's dividend payout ratio improved from 67 percent in 1993 to 63 percent in 1994 (exclusive of the early redemption premium).

Earnings per share are based on 10,287,683 average common shares outstanding during fiscal 1994 and 1993 and 9,125,183 in fiscal 1992. All per share amounts in this report have been adjusted to reflect a three-for-two common stock split on June 28, 1993. The Company issued an additional 775,000 shares of common stock (1,162,500 shares restated for three-for-two common stock split) on October 28, 1992.

RATE MATTERS

On April 8, 1992, the Federal Energy Regulatory Commission (FERC) issued Order No. 636 on pipeline restructuring. In essence, the FERC found that absent the unbundling of traditional merchant services, pipelines would not be able to achieve the FERC's long-term goal of open access and provide transportation services that are indifferent to the seller of the gas. Order No. 636, therefore, required all pipelines to implement restructuring of their services by the winter of 1993-94. The three major pipeline systems serving Yankee Gas (Iroquois Gas Transmission System, Tennessee Gas Pipeline Company and Algonquin Gas Transmission Company and its affiliate, Texas Eastern Transmission Company), have all restructured pursuant to the FERC directive. Iroquois was designed and constructed as a transportation-only pipeline, and as such, its restructuring has very minimal impact.

Order No. 636 acknowledges that the restructuring of the pipelines' traditional services will cause pipelines to incur transition costs in several areas and provides mechanisms for the pipelines to fully recover prudently incurred transition costs attributable to the implementation of Order No. 636.

On July 8, 1994, the Connecticut Department of Public Utility Control (DPUC) issued a decision on the implementation of FERC Order No. 636 by the Connecticut Local Distribution Companies
(LDCs). The DPUC is allowing the LDCs to offset the transition costs billed by pipelines under Order No. 636 with any recoveries from capacity release activity refunds or deferred gas costs credits for the 1992-93 period and all subsequent annual deferred gas costs, gas supplier refunds and fifty percent of off system sales margins and interruptible margins earned in excess of target amounts. With the exception of all subsequent annual deferred gas costs credits, the DPUC has ordered that all transition cost recovery dollars be applied immediately on a monthly basis to the transition costs that have been or are subsequently billed. All subsequent annual deferred gas costs credits will be applied on an annual basis. If needed, a per unit surcharge will be applied to firm customers' bills. The DPUC believes that the recovery system detailed above will result in all transition costs being recovered in approximately three years.

Through September 30, 1994, Yankee Gas has paid approximately $10.5 million of transition costs and an additional $0.6 million are anticipated. To date, Yankee Gas has collected $7.7 million through a combination of gas supplier refunds, deferred gas costs credits and excess interruptible margins. Yankee Gas' management anticipates full recovery of transition costs consistent with the DPUC decision.

RESULTS OF OPERATIONS

OPERATING REVENUES

Operating revenues increased $14.6 million from 1993 to 1994 and $23.9 million from 1992 to 1993. The components of the change in operating revenues for the past two years are provided in the following table:

                                   (Millions of Dollars)
                                    Increase/(Decrease)

Years Ended September 30,     1994 vs 1993        1993 vs 1992

Firm and other (excluding gas
  cost recoveries):
     Regulatory decision           $ 0.2               $12.9
     Sales, transportation
       and other                     3.9                 3.8
                                   _____               _____
       Subtotal - Firm and
                    other            4.1                16.7
                                   _____               _____
Interruptible (excluding gas
  cost recoveries):
     Sales and transportation         -                 (1.1)
     Margin sharing                  0.5                 1.0
                                    ____                _____
       Subtotal -
               Interruptible         0.5                (0.1)
                                    ____                _____
Total excluding gas cost
  recoveries                         4.6                16.6

     Plus:  Gas cost
               recoveries           10.0                 7.3
                                    ____                ____

       Total                       $14.6               $23.9
                                   _____               _____
                                   _____               _____


The corresponding increases in the Company's throughput were as follows:

                                      (Mcf-thousands)

                              1994 vs 1993        1993 vs 1992


Firm sales and transportation      1,603               1,095
Interruptible sales and
   transportation                    858                 243
                                   _____               _____
     Total                         2,461               1,338
                                   _____               _____
                                   _____               _____


The increase in firm and other revenues from 1993 to 1994 was due primarily to increased firm gas heating sales reflecting colder weather experienced in 1994. Firm and other revenues increased from 1992 to 1993 due primarily to the rate increase implemented in October, 1992 and increased firm sales due to colder weather. Despite an increase in interruptible sales from 1993 to 1994, interruptible margin was essentially flat, reflecting a decrease in per unit revenue in fiscal 1994 compared to fiscal 1993. This per unit revenue decrease is attributable to an increasingly competitive environment. Additionally, certain interruptible customers were shut-off in January, 1994 due to high demand as a result of twenty-eight percent colder weather compared to January, 1993. Interruptible margins in excess of target amounts earned in fiscal 1994 were applied to unrecovered transition costs as allowed in the July 8, 1994 DPUC decision and resulted in a reduction of the required sharing with firm customers of interruptible margins in excess of target amounts when compared to fiscal 1993. Higher gas costs in fiscal 1993, making gas less economical for customers able to use alternative fuels, resulted in a decrease in interruptible margin from fiscal 1992. This decrease was partially offset by a reduction of the required sharing with firm customers of interruptible margins in excess of target amounts earned in fiscal 1993 compared to fiscal 1992.

Gas cost recoveries increased in fiscal 1994 compared to fiscal 1993 due to higher firm sales and the effect of less of an underrecovery of gas costs in fiscal 1994 compared to fiscal 1993. Gas cost recoveries increased in fiscal 1993 compared to fiscal 1992 due to higher firm sales and higher gas prices. These factors were partially offset by the undercollection of fiscal 1993 gas costs and the refund of the fiscal 1992 overcollection of gas costs from firm customers through the Company's Purchased Gas Adjustment Clause (PGA).

COST OF GAS

Cost of gas increased $11.0 million in 1994 compared to 1993 and increased $7.2 million in 1993 compared to 1992. The Company defers differences between actual purchased gas costs and the current cost recovery and recovers or refunds such differences in future periods. This deferral results in an increase or decrease to gas costs in each fiscal year. The fiscal 1994 deferral reflected an underrecovery of gas costs that was less than the underrecovery in fiscal 1993 and had the effect of increasing gas costs in the current period. The fiscal 1993 increase was primarily due to higher firm sales and higher unit gas prices. These factors were partially offset by the undercollection of gas costs in fiscal 1993 and the refund of a fiscal 1992 gas cost overcollection.

OTHER OPERATING EXPENSES

Total other operating expenses increased $2.9 million in 1994 compared to 1993 and $12.5 million from 1992 to 1993 as a result of the following items:

     Operations expense increased $2.7 million in 1994 compared to 1993 and $2.9 million in 1993 compared to 1992. The 1994 increase was due primarily to higher payroll and employee benefits. The 1993 increase was due primarily to higher expenses for postretirement benefits and the Company's program to match payments for low income customers, both of which were granted in the Company's August 26, 1992 rate decision. Additionally, higher payroll contributed to the 1993 increase. These items were offset by lower medical expense due to the implementation of a managed care plan to control health care costs in 1993, employee contributions and fewer major medical claims.

     Depreciation expense decreased $0.1 million in 1994 compared to 1993 and increased $1.0 million in 1993 compared to 1992. The 1994 decrease was primarily due to a change in the estimated cost of removal percentages for distribution property and was partially offset by normal plant additions. The 1993 increase was due to greater plant investment.

     Federal and state income taxes, including the portion contained in other income, decreased $0.1 million in 1994 compared to 1993. The $7.5 million increase (excluding the tax effect of the change in method of accounting for municipal property taxes) from 1993 to 1992 was primarily due to higher income from operations in fiscal 1993, the acceleration of deductions for property taxes and postretirement benefits in fiscal 1992 and the increase in the federal tax rate to 35 percent effective January 1, 1993. Please refer to Note 2 to the Consolidated Financial Statements for additional information concerning the components of federal and state income taxes.

     Taxes other than income taxes decreased $0.5 million in 1994 compared to 1993 due to higher unemployment tax expense in 1993 associated with claims paid to Yankee Gas bargaining unit employees during a ten-week work stoppage that ended on January 4, 1993. The higher 1993 unemployment tax as well as higher Connecticut gross earnings taxes and higher municipal property taxes resulted in a $2.6 million increase in taxes other than income taxes from 1992 to 1993.

Other income increased $0.1 million in 1994 compared to 1993 and $2.7 million, exclusive of the one-time gain for property taxes, in 1993 compared to 1992. The 1993 increase was primarily due to higher earnings associated with Housatonic's investment in Iroquois as the Iroquois pipeline became fully operational on November 1, 1992 and interest earned on temporary cash investments during 1993.

Interest expense decreased $0.8 million partly due to lower interest on long-term debt resulting from the retirement of the $15 million first mortgage bond in April, 1993. Additionally, there was lower interest expense on the Company's PGA balance in 1994. Interest expense increased $1.0 million in fiscal 1993 compared to fiscal 1992 due partly to higher interest expense on long-term debt.

LIQUIDITY AND CAPITAL RESOURCES

Expenditures for utility plant and other investments totaled $28.5 million in 1994 reflecting a $5.2 million increase from 1993. The 1994 increase was primarily due to a $2.2 million investment in two cogeneration projects by Yankee Production and a $1.8 million investment in a new operations building.

Cash flow (defined as net income adjusted for non-cash items such as depreciation, deferred income taxes, the Company's non-cash equity earnings from investments and the change in the method of accounting for municipal property taxes) represents the cash generated from operations available for capital expenditures, dividends and other needs. Cash flows from operating activities increased $0.7 million in fiscal 1994 compared to fiscal 1993.

On July 1, 1994, Yankee Gas redeemed all 600,000 outstanding shares of its 9.125 percent cumulative preferred stock, $25 par value. The Company used cash on hand to pay both the $15 million par amount and the early redemption premium of $879,900.

The seasonal nature of gas revenues, inventory purchases and construction expenditures create a need for short-term borrowing to supplement internally generated funds. Yankee Gas has arranged a $40 million revolving line of credit with a group of five banks whereby funds may be borrowed on a short-term revolving basis using either fixed or variable rate loans. Yankee Gas also has another $22 million of credit lines available on an uncommitted basis. At September 30, 1994, Yankee Gas had $17.3 million outstanding on its agreements. In addition, Yankee Energy (parent) had $7.3 million outstanding at September 30, 1994, on a $15 million line of credit.

The long-term credit needs of Yankee Gas are being met by a first mortgage bond indenture that provides for the issuance of bonds from time to time as the need arises, subject to certain issuance tests. At September 30, 1994, indenture requirements, including the required coverage ratio, would allow for the issuance of an additional $101.5 million of bonds at an assumed interest rate of
8.96 percent. The Company is expected to refinance an $18 million first mortgage bond maturing in April, 1995.

On November 4, 1994, Yankee Energy filed a Form S-3 registration statement with the Securities and Exchange Commission to issue up to 1,200,000 shares of common stock under its proposed Shareholder Investment Plan (Plan). The Plan provides existing shareholders and their family members the ability to acquire shares of common stock through dividend reinvestment or voluntary cash purchases. The Company anticipates at least $3 million of new equity funding that can be generated by the Plan annually as needed for general corporate purposes. The Plan provides the Company the option to use new shares of common stock or market purchases.

At September 30, 1994, Housatonic's investment in Iroquois, including its non-cash equity portion, was $18.6 million. On November 1, 1992, a $20 million bank credit agreement utilized by Housatonic for purposes of making its equity contributions to Iroquois converted to a three-year variable rate term loan requiring annual sinking fund payments. At September 30, 1994, Housatonic had $6.75 million outstanding on this agreement, of which $4.75 million was paid on November 1, 1994.

The Company's estimated construction expenditures for the fiscal years 1995 through 1999 are $131 million, including $29 million for 1995. The 1995 construction expenditures are expected to be financed by a combination of internally generated funds and short-term borrowings. For Yankee Gas, long-term debt maturities and sinking fund requirements during this period total $64.8 million and are expected to be refinanced with additional debt issues as they come due.

The estimated expenditures discussed above for the five-year period 1995 to 1999 are exclusive of any expenditures for remediation of coal tar contamination. As more fully discussed in Note 8 to the Consolidated Financial Statements, the Company expects to incur additional expenditures for remediation efforts, most of which will be deferred for future recovery in rates. Depending upon the timing and extent to which such costs occur, the Company expects to finance such expenditures through a combination of internally generated funds and short-term debt. The Company is pursuing recovery of costs from insurance. It is too soon to determine the probability of recovery or the amount recoverable.

MANAGEMENT REPORT

The consolidated financial statements of Yankee Energy System, Inc. and subsidiaries and other sections of this Annual Report were prepared by management, which is responsible for their integrity and objectivity. These financial statements, which were audited by Arthur Andersen LLP, were prepared in accordance with generally accepted accounting principles using estimates and judgement, where required, and giving consideration to materiality.

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

                                   Philip T. Ashton,
                                   Chairman and
                                   Chief Executive Officer


                                   Michael E. Bielonko,
                                   Vice President, Treasurer and
                                   Chief Financial Officer

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Yankee Energy
System, Inc.:

We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of Yankee Energy System, Inc. (a Connecticut corporation) and subsidiaries (the Company) as of September 30, 1994 and 1993, and the related consolidated statements of income, common shareholders' equity and cash flows, for each of the three years in the period ended September 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Yankee Energy System, Inc. and subsidiaries as of September 30, 1994 and 1993 and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1994, in conformity with generally accepted accounting principles.

As explained in Note 1 to the financial statements, effective October 1, 1993, the Company changed its method of accounting for postretirement benefits other than pensions and income taxes. In addition, effective October 1, 1991, the Company changed its method of accounting for municipal property taxes.


Hartford, Connecticut                   Arthur Andersen LLP
November 21, 1994


YANKEE ENERGY SYSTEM, INC. AND SUBSIDIARIES
Consolidated Statements of Income
(Thousands of Dollars, except share information)

For the Years Ended September 30,   1994        1993       1992



Operating Revenues                 $317,298   $302,657   $278,760
Less: Cost of Gas                   168,816    157,816    150,616
                                   ________   ________   ________
  Revenues, net of cost of gas      148,482    144,841    128,144
                                   ________   ________   ________

Other Operating Expenses:
  Operations                         54,980     52,282     49,402
  Maintenance                         7,753      6,860      6,844
  Depreciation                       16,993     17,133     16,086
  Federal and state income taxes     14,624     14,643      8,647
  Taxes other than income taxes      22,844     23,359     20,784
                                   ________   ________   ________
  Total Other Operating Expenses    117,194    114,277    101,763
                                   ________   ________   ________

Operating Income                     31,288     30,564     26,381

Other Income, net                     3,184      3,008      1,839
                                   ________   ________   ________
Income Before Interest Charges       34,472     33,572     28,220

Interest Charges, net                14,165     14,996     13,988
                                   ________   ________   ________
Income Before Preferred Dividends,
  Redemption Premium and
  Change in Accounting Method        20,307     18,576     14,232

Preferred Dividends                     822      1,097      1,097
                                   ________   ________   ________
Income Before Redemption Premium
  and Change in Accounting Method    19,485     17,479     13,135

Premium on Early Redemption of
  Preferred Stock                      (880)        -          -

Change in Method of Accounting for
  Municipal Property Taxes (net of
  income taxes of $1,944)                -          -       2,566
                                   ________   ________   ________
Net Income                          $18,605    $17,479    $15,701
                                   ________   ________   ________
                                   ________   ________   ________

Earnings per Common Share Before
  Redemption Premium and Change
  in Accounting Method                $1.89      $1.70      $1.44
Effect of Redemption Premium on
  Earnings per Common Share           (0.08)        -          -
Effect of Accounting Change on
  Earnings per Common Share              -          -        0.28
                                      _____      _____      _____
Total Earnings per Common Share       $1.81      $1.70      $1.72
                                      _____      _____      _____
                                      _____      _____      _____

Common Shares Outstanding
  (Average)                      10,287,683 10,287,683  9,125,183
                                 __________  _________  _________
                                 __________  _________  _________

The accompanying notes are an integral part of these financial statements.


YANKEE ENERGY SYSTEM, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
(Thousands of Dollars)

At September 30,                                1994       1993

ASSETS
Utility Plant, at original cost               $468,202   $445,912
  Less: Accumulated provision for depreciation 164,327    149,300
                                               _______    _______
                                               303,875    296,612
  Construction work in progress                 11,188     11,772
                                               _______    _______
     Total Net Utility Plant                   315,063    308,384
                                               _______    _______
Other Property and Investments                  28,609     23,543
                                               _______    _______

Current Assets:
  Cash and temporary cash investments              602      6,509
  Accounts receivable, less accumulated
     provision for uncollectible accounts of
     $5,444 in 1994 and $4,914 in 1993          21,412     20,214
  Fuel supplies                                 10,936     15,702
  Other material and supplies                    1,550      2,393
  Recoverable gas costs                            429         -
  Accrued utility revenues                       5,751      5,016
  Prepaid Taxes                                  3,352      3,894
  Other                                          3,933      4,618
                                               _______    _______
     Total Current Assets                       47,965     58,346
                                               _______    _______

Deferred Gas Costs                               4,338      2,776
Recoverable Pipeline Transition Costs            3,432      7,531
Recoverable Environmental Cleanup Costs         36,467     36,104
Recoverable Income Taxes                        32,198         -
Recoverable Postretirement Benefits Costs        1,419         -
Other Deferred Debits                           12,027      4,609
                                              ________   ________
     Total Assets                             $481,518   $441,293
                                              ________   ________
                                              ________   ________



CAPITALIZATION AND LIABILITIES

Capitalization (see accompanying statements):
  Common shareholders' equity                 $149,547   $142,564
  Preferred stock subject to
    mandatory redemption                           -       15,000
  Long-term debt                               126,966    153,633
                                               _______    _______
     Total Capitalization                      276,513    311,197
                                               _______    _______

Current Liabilities:
  Notes payable to banks                        24,600         -
  Long-term debt - current portion              26,667      8,667
  Accounts payable                              17,805     16,739
  Accrued interest                               4,124      4,081
  Refundable gas costs                             106      3,703
  Pipeline transition costs payable                573      2,691
  Other                                          4,483      4,026
                                               _______    _______
     Total Current Liabilities                  78,358     39,907
                                               _______    _______

Accumulated Deferred Income Taxes               41,439     38,441
Unfunded Deferred Income Taxes                  32,150         -
Accumulated Deferred Investment Tax Credits      9,835     10,212
Reserve for Environmental Cleanup Costs         35,000     35,000
Unfunded Postretirement Benefits Costs           1,419         -
Other Deferred Credits                           6,804      6,536

Commitments and Contingencies (Note 8)

                                              ________   ________
     Total Capitalization and Liabilities     $481,518   $441,293
                                              ________   ________
                                              ________   ________

The accompanying notes are an integral part of these financial statements.


YANKEE ENERGY SYSTEM, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(Thousands of Dollars)
For the Years Ended September 30,         1994     1993    1992

Cash Flows From Operating Activities:
Income before preferred dividends       $20,307  $18,576 $16,798
Adjusted for the following:
  Depreciation                           16,993   17,133  16,086
  Equity earnings from investments       (3,352)  (3,443) (1,401)
  Deferred income taxes, net              3,191   11,815  (3,256)
  Deferred gas costs activity and other
    non-cash items                       (9,203)  (8,221)  9,890
  Change in method of accounting for
    municipal property taxes                -        -    (4,510)
  Changes in working capital:
   Accounts receivable and
     accrued utility revenues            (1,933)  (2,172) (3,830)
   Accounts payable                       1,066    4,196   2,021
   Accrued taxes                            542   (6,246)  3,318
   Other working capital (excludes cash)  4,103     (614) (5,365)
                                         ______  _______  _______
Net cash provided by
 operating activities                    31,714   31,024  29,751
                                        _______  _______  _______

Cash Flows From Financing Activities:
  Net proceeds from common
    stock issuance                           -    21,544      -
  Net proceeds from long-term debt           -    19,790  36,494
  Early redemption-preferred stock      (15,000)     -        -
  Retirement of long-term debt           (8,667) (20,750)   (550)
  Net increase (decrease) in
   short-term debt                       24,600  (15,300)(21,085)
  Cash dividends-preferred stock           (822)  (1,097) (1,097)
  Early redemption premium
   preferred stock                         (880)      -        -
  Cash dividends-common stock           (12,242) (11,659) (9,916)
                                        _______  _______  _______
Net cash (used for) provided by
  financing activities                  (13,011)  (7,472)  3,846
                                        _______  _______  _______

Investment In Plant and Other:
  Utility Plant, net of allowance for
    other funds used during construction(22,790) (21,501)(30,837)
  Other property and investments         (5,703)  (1,779) (2,891)
  Iroquois distributions                  3,883    5,775     -
                                        _______  _______  _______
Net cash used for plant and
  other investments                     (24,610) (17,505)(33,728)
                                        _______  _______  _______

Net Increase (Decrease) In Cash and
  Temporary Cash Investments For The Year(5,907)   6,047    (131)
Cash and Temporary Cash Investments,
  beginning of year                       6,509      462     593
                                        _______  _______  _______
Cash and Temporary Cash Investments,
  end of year                            $  602   $6,509    $462
                                        _______  _______  _______
                                        _______  _______  _______


Supplemental Cash Flow Information:
  Cash paid during the year for:
  Interest, net of amounts capitalized  $14,420  $15,778 $14,451
  Income taxes                          $11,195  $10,147 $10,123

The accompanying notes are an integral part of these financial statements.


YANKEE ENERGY SYSTEM, INC. AND SUBSIDIARIES
Consolidated Statements of Capitalization
(Thousands of Dollars)

At September 30,                                1994       1993

Common Shareholders' Equity:
  Common shares - $5 par value, authorized
    20,000,000 shares; 10,287,683 shares
    outstanding at September 30, 1994
    and 1993                                   $51,438   $51,438
  Capital surplus, paid in                      85,294    85,211
  Unearned compensation-restricted
    stock awards (a)                              (144)     (281)
  Retained earnings                             15,159     8,796
  Employee stock ownership plan guarantee (b)   (2,200)   (2,600)
                                               _______   _______
    Total Common Shareholders' Equity          149,547   142,564
                                               _______   _______

Preferred Stock Subject to Mandatory Redemption-
  $25 par value, 9.125% cumulative, 5,000,000
  shares authorized and 600,000 shares out-
  standing at September 30, 1993 (c)                -     15,000
                                                ______    ______

Long-Term Debt:

 First Mortgage Bonds (d)
    Maturity        Interest Rates

      1995                9.86%                 18,000    18,000
      1997                9.90%                 30,000    30,000
      2004               10.03%                 33,633    37,000
      2019               10.07%                 19,000    19,000
      2022                8.48%                 20,000    20,000
      2023                8.63%                 20,000    20,000
                                                _______  _______
    Total First Mortgage Bonds                 140,633   144,000

 Term Loan Agreement, variable rate,
   due November, 1995 (d)                        6,750    11,500

 Note Purchase Agreement, 9.55%,
   due November, 2000 (d)                        4,050     4,200

 Guarantee of Employee Stock Ownership Plan
   Term Loan Agreement, 10.38%,
   due July, 1999 (b)                            2,200     2,600
                                               _______   _______
  Total Long-Term Debt                         153,633   162,300
  Less amounts due within one year (b)(d)       26,667     8,667
                                               _______   _______

  Long-Term Debt, Net                          126,966   153,633
                                               _______   _______


  Total Capitalization                        $276,513  $311,197
                                              ________  ________
                                              ________  ________


(a) Consistent with the terms of the Non-Employee Directors' Restricted Stock Plan, incentive awards of 1,350 shares of restricted common stock were granted to Directors during 1994. Under the Long-Term Incentive Compensation Plan, the market value of the restricted stock awards has been recorded as unearned compensation and is shown as a separate component of shareholders' equity. The earned compensation is charged to administrative and general expense as shares become vested. Earned compensation was approximately $171,000 for fiscal 1994 and $109,000 for fiscal 1993.

(b) On July 20, 1989, Yankee Energy became guarantor of a term loan agreement between the Trustee for the Company's 401(k) Employee Stock Ownership Plan (ESOP), and a commercial bank, in the amount of $4,000,000. The proceeds were used by the Trustee exclusively to acquire outstanding shares of Yankee Energy common stock pursuant to the terms of the Company's ESOP. The final maturity date of the agreement is July 1, 1999 with an annual sinking fund requirement of $400,000 for the fiscal years 1995 through 1998 and $600,000 for the 1999 fiscal year.

(c) On July 1, 1994, the Company redeemed all 600,000 outstanding shares of its 9.125 percent cumulative preferred stock, $25 par value.

(d) Long-term debt maturities and cash sinking-fund requirements on debt outstanding at September 30, 1994 for each of the fiscal years 1995 through 1999 (excluding the ESOP sinking fund requirement) are $26,267,000, $5,517,000, $33,517,000, $3,517,000
and $3,517,000, respectively.

The accompanying notes are an integral part of these financial statements.


YANKEE ENERGY SYSTEM, INC. AND SUBSIDIARIES
Consolidated Statements of Common Shareholders' Equity
(Thousands of Dollars)

                                             Employee
                                   (a)       Stock
                         Capital   Retained  Ownership
               Common    Surplus,  Earnings  Plan
               Shares    Paid In   (Deficit) Guarantee  Total
Balance at
September
30, 1991       $30,417   $84,454   $(2,809)  $(3,400)  $108,662

Net Income                          15,701               15,701

Cash dividends
on common
shares - $1.09
per share (b)                       (9,916)              (9,916)

Employee stock
ownership plan
loan repayment                                   400        400

Unearned compensation-
restricted stock
awards (c)                    38                             38

Amortization of
preferred stock
issuance expenses              6                              6
                 _____    ______    ______    ______    _______
Balance at
September
30, 1992        30,417    84,498     2,976    (3,000)   114,891

Net Income                          17,479               17,479

Issuance of 775,000
common shares -
$5 par value     3,875    18,794                         22,669

Three-for-two
stock split (b) 17,146   (17,146)                           -

Cash dividends
on common
shares - $1.13
per share (b)                      (11,659)             (11,659)

Employee stock
ownership plan loan
repayment                                        400        400


Common stock
issuance expenses         (1,125)                        (1,125)

Unearned compensation-
restricted stock
awards (c)                   (97)                           (97)

Amortization of
preferred stock
issuance expenses              6                              6
                ______    ______    ______    ______    _______

Balance at
September
30, 1993        51,438    84,930     8,796    (2,600)   142,564

Net Income before
redemption
premium                             19,485               19,485

Cash dividends
on common shares -
$1.19 per
share (b)                          (12,242)             (12,242)

Employee stock
ownership plan
loan repayment                                   400        400

Unearned compensation-
restricted
stock awards (c)             137                            137

Amortization of
preferred stock
issuance expenses             83                             83

Early redemption
premium on preferred
stock (d)                             (880)                (880)
               _______   _______   _______   _______    ________

Balance at
September
30, 1994       $51,438   $85,150   $15,159   $(2,200)  $149,547

               _______   _______   _______   _______   ________
               _______   _______   _______   _______   ________


(a) Yankee Gas has dividend restrictions imposed by its Bond Purchase Agreements. At September 30, 1994, retained earnings available for common dividends under the terms of the Series A agreement totaled approximately $24.0 million and $34.3 million under the terms of the Series B and C agreements.

(b) Cash dividends on common shares have been restated for fiscal years 1993 and 1992 to give retroactive effect to the three-for-two stock split on June 28, 1993. Amount transferred to common shares in fiscal year 1993 represents the par value of the additional shares issued.

(c) See note (a) of the Consolidated Statements of
Capitalization.

(d) On July 1, 1994, the Company redeemed all 600,000 outstanding shares of its 9.125 percent cumulative preferred stock, $25 par value and paid a 5.866 percent early redemption premium of $879,900.

The accompanying notes are an integral part of these financial statements.

YANKEE ENERGY SYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 1)   Summary of Significant Accounting Policies


The Company: Yankee Energy System, Inc. (Yankee Energy or the Company) is a holding company, headquartered in Connecticut, whose principal operating subsidiary is Yankee Gas Services Company (Yankee Gas). Yankee Gas provides retail distribution of natural gas to a service area comprising 67 cities and towns in Connecticut which cover approximately 2,200 square miles. The Company has four nonregulated subsidiaries: Housatonic Corporation (Housatonic), which owns a 10.5 percent equity interest in the Iroquois Gas Transmission System, L.P. (Iroquois); NorConn Properties, Inc. (NorConn), which owns selected system real estate; Yankee Energy Financial Services Company (Yankee Financial), which provides certain customers with financing to promote the sale of natural gas and Yankee Energy Production Services, Inc. (Yankee Production), whose purpose is to encourage additional natural gas sales in special applications to large customers and to make capital investments in such projects, including onsite electric generation.

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

DEPRECIATION: The provision for depreciation is calculated using the straight-line method based on estimated remaining useful lives of depreciable utility plant in service, adjusted for net salvage value and removal costs as approved by the DPUC. The depreciation rates for the several classes of plant in service are equivalent to an overall composite rate of 3.7 percent in fiscal year 1994, 3.9 percent in fiscal year 1993 and 3.8 percent in fiscal year 1992.

PURCHASED GAS ADJUSTMENT CLAUSE (PGA): The DPUC-approved rates include an adjustment clause under which gas costs above or below base rate levels are charged or credited to customers. As prescribed by the DPUC, differences between the actual purchased gas costs and the current cost recovery are deferred and recovered or refunded over future periods.

EQUITY ACCOUNTING: The Company accounts for Housatonic's investment in Iroquois and Yankee Production's investments using the equity method, recording their proportionate share of earnings (losses) with corresponding increases (decreases) in their investment. Distributions received reduce the carrying amount of these investments.

INCOME TAXES: Differences exist between the periods in which transactions affect income in the financial statements and the periods in which they affect the determination of income subject to tax. The tax effect of such timing differences is accounted for in accordance with the ratemaking treatment required by the DPUC.

Effective October 1, 1993, Yankee Energy adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," (FAS 109). FAS 109 supersedes previously issued income tax accounting standards. As of September 30, 1994, Yankee Energy recorded an additional deferred tax liability and a regulatory asset of $32.2 million, representing the probable future rate recovery from customers when such deferred tax liability becomes payable. The deferred tax liability primarily represents certain temporary differences between the book and tax basis of utility plant for which deferred taxes had not previously been recorded in accordance with the regulatory rate practices of the DPUC. The adoption of FAS 109 did not have a material effect on the Company's results of operations or financial position.

POSTRETIREMENT BENEFITS: Effective October 1, 1993, Yankee Energy adopted the provisions of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," (FAS 106). The provisions of FAS 106 require that Yankee Energy record the cost of postretirement benefits over the employees' active service periods rather than on a pay-as-you-go basis, as was Yankee Energy's prior practice. The adoption of FAS 106 increased assets and liabilities but did not have a negative impact on the Company's results of operations or financial position.

CHANGES IN PREFERRED STOCK: On July 1, 1994, Yankee Gas redeemed all 600,000 outstanding shares of its 9.125 percent cumulative preferred stock, $25 par value. The Company used cash on hand to pay both the $15 million par amount and an early redemption premium of $879,900.

CHANGES IN COMMON STOCK: A three-for-two common stock split was effected by the June 28, 1993 distribution of one additional share of common stock for each two shares of common stock owned by shareholders of record on June 7, 1993. All fiscal 1993 and 1992 per share amounts and numbers of common shares outstanding presented in this report have been restated to give retroactive effect to the stock split.

CHANGE IN THE METHOD OF ACCOUNTING FOR MUNICIPAL PROPERTY TAXES:

As of October 1, 1991, the Company changed its method of accounting for municipal property taxes to provide a better matching of property tax expense with the receipt of services provided by the municipalities.

The cumulative effect of this change in accounting for municipal property taxes, all of which is recognized in the quarter ending December 31, 1991, is approximately $2.6 million (net of income taxes of approximately $1.9 million), equivalent to $0.28 per common share. After taking into account the one-time cumulative change, the change in accounting method resulted in a minor reduction of the amounts of property tax expense recorded in fiscal 1992 and has had no significant effect on subsequent property tax expense.

RECLASSIFICATIONS: Certain prior year amounts have been reclassified to conform with current year classifications.


Note 2)  Income Tax Expense


The components of the federal and state income tax provisions are:

Years Ended September 30,     1994      1993      1992
                                (Thousands of Dollars)

Changed to income before change in accounting method:

Current income taxes:
  Federal                     $ 8,496   $ 2,315   $ 9,170
  State                         3,081     1,325     4,112
                              _______   _______   _______
     Total current             11,577     3,640    13,282
                              _______   _______   _______

Deferred income taxes, net:
  Investment tax credits         (377)     (377)     (377)
  Federal                       3,617     9,743    (2,885)
  State                           533     2,449    (2,093)
                              _______   _______   _______
     Total Deferred             3,773    11,815    (5,355)
                              _______   _______   _______

Total income tax expense
  charged to income before
  change in accounting method $15,350   $15,455   $ 7,927

Change in accounting method        -         -      1,944
                              _______   _______   _______
Total income tax expense      $15,350   $15,455   $ 9,871
                              _______   _______   _______
                              _______   _______   _______


The components of total income tax expense are classified as follows:


Charged to operating expense  $14,624   $14,643   $ 8,647

Charged (credited) to other
  income                          726       812      (720)
Change in accounting method        -         -      1,944
                              _______   _______   _______
Total income tax expense      $15,350   $15,455   $ 9,871
                              _______   _______   _______
                              _______   _______   _______


Deferred income taxes are comprised of the tax effects of timing differences as follows:


Investment tax credits        $  (377)  $  (377)  $  (377)
Liberalized depreciation        3,789     3,581     2,072
Deferred gas costs                (57)    7,770    (7,642)
Iroquois equity                    -         -        400
Alternative minimum tax and other 418       841       192
                              _______   _______   _______

Deferred income taxes, net    $ 3,773   $11,815   $(5,355)
                              _______   _______   _______
                              _______   _______   _______


In accordance with required regulatory treatment, deferred income taxes are not provided for certain timing differences. This treatment, along with other items, causes differences between the statutory income tax rate and the effective income tax rate.

These differences between the effective income tax rate recorded by the Company and the statutory federal tax rate are as follows:


Federal statutory income
    tax rate                  35.0%     34.8%     34.0%
  Tax effect of differences:
  Depreciation                 3.5       5.1       4.9
  State income taxes net
    of federal benefit         6.0       7.6       6.4
  Effective tax rate
    adjustment                 3.0      (2.0)      1.0
  Shared interest savings     (0.7)     (1.0)     (1.3)
  Property taxes               1.9       1.4      (3.3)
  Investment tax credit and
    excess deferred taxes     (1.1)     (1.1)     (1.4)
  Capitalized overheads        0.2       0.4      (1.0)
  Postretirement benefit
    contribution              (0.3)      2.0      (2.1)
  Bad debt reserve and
    amortization              (2.8)     (1.1)      0.2
  Miscellaneous               (1.7)     (0.7)     (0.4)
                              ____      ____      ____
  Effective income tax rate   43.0%     45.4%     37.0%


Note 3)  Leases

Yankee Gas has entered into operating lease agreements for the use of office equipment, vehicles and buildings. For fiscal
1994, 1993 and 1992, these rental payments were $1,739,000, $1,762,000 and $1,789,000, respectively.

Future minimum rental payments, excluding associated costs such as property taxes, state use taxes, insurance and maintenance, under long-term noncancelable leases as of September 30, 1994, are approximately:


                    Year              Operating Leases
                                   (Thousands of Dollars)

                    1995                $1,484
                    1996                 1,327
                    1997                 1,103
                    1998                   880
                    1999                   756
                    After 1999           2,419

                    Future minimum lease
                    payments            $7,969
                                        ______
                                        ______

Note 4)  Postretirement Benefits

The Company has a noncontributory defined benefit retirement plan covering all regular employees. Benefits are based on years of service and employees' highest consecutive sixty months of compensation during the last one hundred twenty months of employment. It is the Company's policy to fund annually an amount at least equal to that which will satisfy the requirements of the Employee Retirement Income Security Act and the Internal Revenue Code. No contributions were required nor made in fiscal 1994. Pension assets are invested primarily in equity securities and investment grade bonds.

The components of net pension cost were:


Years Ended September 30,          1994      1993      1992
                                     (Thousands of Dollars)

Service cost                       $2,114    $1,928    $1,853
Interest cost                       3,504     3,310     3,073
Net amortization                     (496)    2,376      (298)
Less:  Return on plan assets        5,242     7,606     4,567
                                   ______    ______    ______
Net pension cost                   $ (120)   $    8    $   61
                                   ______    ______    ______
                                   ______    ______    ______

For calculating net pension cost, the Company used discount rates of 7.75 percent, 8.5 percent and 8.5 percent for 1994, 1993 and 1992, respectively. The assumed long-term rate of return was 9.0 percent for all years and the compensation progression rate was assumed to be 5.0 percent, 5.5 percent and 5.5 percent for 1994, 1993 and 1992, respectively.

Total pension cost, part of which was charged to utility plant, resulted in a credit of $35,000 for the year ended September 30, 1994, and an expense of $93,000 and $146,000 for the same periods in 1993 and 1992, respectively. Pension cost for 1994, 1993 and 1992 includes $85,000 in cost of living increases each year for Northeast Utilities (NU) retirees who were previously employed in the gas business operated by The Connecticut Light and Power Company (CL&P), a subsidiary of NU. These payments were agreed to at the time of divestiture from NU.

For calculating the plan's year-end funded status, the following assumptions were used:


Years Ended September 30,          1994      1993      1992
Discount rate                      8.25%     8.5%      8.5%
Expected long-term rate
  of return                        9.00%     9.0%      9.0%
Compensation/progression rate      4.50%     5.5%      5.5%


The following table represents the plan's funded status reconciled to the consolidated balance sheets:


At September 30,                        1994      1993
                                    (Thousands of Dollars)

Accumulated benefit obligation,
including $33,401 of vested benefits
at September 30, 1994 and $27,274 at
September 30, 1993                      $34,691   $30,723
                                        _______   _______
                                        _______   _______

Projected benefit obligation            $45,832   $40,900
Less:  Market value of plan assets       57,394    58,876
Plan surplus                             11,562    17,976
Unrecognized transition amount             (961)   (1,048)
Unrecognized prior service costs            (34)      (37)
Unrecognized net gain                   (11,795)  (18,240)
                                        ________  ________
Accrued pension liability               $(1,228)  $(1,349)
                                        ________  ________
                                        ________  ________

During fiscal 1994, the Company adopted an excess benefit plan
(EBP) that provides retirement benefits to executive officers and other key management staff. The EBP recognizes total compensation and service that would otherwise be disregarded due to Internal Revenue Code limitations on compensation in determining benefits under the regular retirement plan. The EBP also takes into consideration awards to some executives under the Northeast Utilities Executive Incentive Compensation Program.
The plan is not funded and benefits are paid when due from general corporate assets.

Note 5)  Postretirement Benefits Other Than Pensions

The Company provides certain health care and life insurance benefits to its retired employees. On July 1, 1990, in accordance with terms of the divestiture, Yankee Gas began compensating the NU System for a portion of the NU System's liability for certain health care and life insurance expenses of retirees or surviving spouses. Yankee Gas and the NU System will share costs in a defined manner until June 30, 2005. The cost of providing those benefits for NU retirees was approximately $969,000 for the fiscal year ended September 30, 1994 and $869,000 and $930,000 for the comparable periods in 1993 and 1992, respectively.

Yankee Gas has established two Internal Revenue Code Section 501(c)(9) Voluntary Employee Beneficiary Association (VEBA) Trusts, one for union employees and one for non-union employees, to fund its future liabilities for retiree health care and life insurance benefits. Contributions to the VEBA Trusts totaled $0.772 million for fiscal 1994. Assets of the VEBA Trusts are invested primarily in equity securities and investment grade bonds.

Effective October 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions," (FAS 106), which requires, among other things, that other postretirement benefits costs be recognized over the employment period that encompasses eligibility to receive such benefits. The DPUC is allowing $1.728 million of associated expenses to be recovered in rates and has indicated its objective to grant full rate recovery within a reasonable time frame of all FAS 106 related expenses. On this basis, the Company is deferring for future recovery the difference between the annual estimated expense and the portion currently being collected in rates.

The components of net postretirement benefits costs were:


Year Ended September 30,                     1994
                                        (Thousands of Dollars)

Service cost                                 $  982
Interest cost                                 1,509
Net transition amortization                     876
Net other deferrals                            (301)
Less:  Return on assets                         (81)
                                             _______
Net postretirement benefits costs            $3,147
                                             ______
                                             ______

For calculating the plan's year-end funded status, as well as the ensuing year's postretirement benefits costs, the following assumptions were used:

<CAPTION?

Years Ended September 30,

                                        1994           1993

Discount rate                            8.25%          7.75%
Expected long-term rate of return        9.00%          9.00%
Health care cost trend rate
     - First year                       11.00%         12.00%
     - Ultimate                          5.00%          5.00%


Trend rates are assumed to decrease one percent per year until they reach the ultimate rate. A one percent change in the weighted average trend rate assumption of health care claims would result in an eighteen percent increase in accumulated benefit obligations and a twenty-two percent increase in net periodic postretirement benefits costs.

The following table represents the postretirement benefit plan's funded status reconciled to the consolidated balance sheets:


At September 30,                        1994           1993
                                        (Thousands of Dollars)

Accumulated benefit obligation          $20,177        $19,644
Less:  Market value of assets             2,700          2,193
Accumulated benefit obligation
  (greater than) plan assets            (17,477)       (17,451)
Unrecognized transition amount           16,234         17,110
Unrecognized net gain                    (1,473)            -

Accrued postretirement benefit
   liability                            $(2,716)       $  (341)
                                        ________       ________
                                        ________       ________

In November, 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112, "Emloyers' Accounting for Post-Employment Benefits," (FAS 112). This statement, which will be adopted during the first quarter of fiscal 1995, establishes accounting standards for employers who provide benefits, such as unemployment compensation, severance benefits and disability benefits, to former or inactive employees after employment but before retirement and requires recognition of the obligation for these benefits. The Company does not expect the adoption of FAS 112 to materially impact the Company's results of operations or financial position.

Note 6)  Short-Term Debt

Yankee Gas has arranged a $40 million revolving line of credit with a group of five banks whereby funds may be borrowed on a short-term revolving basis using either fixed or variable rate loans. Yankee Gas also has another $22 million of credit lines available on an uncommitted basis. At September 30, 1994, Yankee Gas had $17.3 million outstanding under its agreements. In addition, Yankee Energy (parent) had $7.3 million outstanding on a $15 million line of credit at September 30, 1994. There was no short-term debt outstanding at September 30, 1993.

Note 7)  Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each of the following financial instruments:

CASH AND TEMPORARY CASH INVESTMENTS: The carrying amount approximates fair value.

PREFERRED STOCK: The fair value of the Company's fixed rate preferred stock is based upon the quoted market price for similar issues. On July 1, 1994, the Company redeemed all 600,000 outstanding shares of its 9.125 percent cumulative preferred stock.

FIRST MORTGAGE BONDS: The fair value of the Company's fixed rate long-term debt is based upon borrowing rates currently available to the Company. Adjustable rate securities are assumed to have a fair value equal to their carrying value.

The carrying amount of the Company's financial instruments and the estimated fair value at September 30, 1994 and 1993 are as follows:


September 30,          1994                   1993

               Carrying  Estimated      Carrying  Estimated
               Amount    Fair Value     Amount    Fair Value
                         (Thousands of Dollars)
Preferred stock
  subject to
  mandatory
  redemption     -           -          $ 15,000  $ 16,746
               ________  ________       ________  ________
First mortgage
  bonds        $140,633  $142,282       $144,000  $174,256
               ________  ________       ________  ________


The fair values shown above have been reported to meet the disclosure requirements of Statement of Financial Accounting
Standards No. 107, "Disclosures About Fair Values of Financial
Instruments" and do not purport to represent the amounts at which those obligations would be settled.

Note 8)  Commitments and Contingencies

CONSTRUCTION PROGRAM: The Company's estimated construction expenditures for the fiscal years 1995 through 1999 are $131 million, including $29 million for fiscal 1995. The Company intends to use these estimated construction expenditures to maintain the reliability of the distribution system in projects that will generate gas sales and transportation revenues.

IROQUOIS: The Iroquois Gas Transmission System has been informed by the U.S. Attorneys' Offices for the Northern, Southern and Eastern Districts of New York that a civil investigation is underway to determine whether Iroquois committed civil environmental violations during construction of the pipeline. At the outset of the investigation, Iroquois was notified of 26 alleged violations. In response, Iroquois denied that such violations occurred and asserted that all concerns raised by governmental authorities during construction had been fully responded to. Iroquois has since been informed that the universe of alleged violations initially raised is contained in certain field reports prepared by a Federal/State Inter-Agency Task Force which surveyed the right-of-way in connection with the right-of-way restoration program. No proceedings in connection with this civil investigation have been commenced by the federal government against Iroquois.

In addition, Iroquois and its environmental consultant remain subjects of a federal criminal investigation commenced in 1992. This grand jury proceeding is being conducted by the U.S. Attorney's Office for the Northern District of New York in conjunction with the U.S. Environmental Protection Agency (EPA) and the Federal Bureau of Investigation (FBI). An FBI press release issued in July, 1992, described the focus of the inquiry as whether Iroquois and possibly others violated federal environmental law, provided false information or otherwise concealed information in conjunction with the construction of the base pipeline or otherwise used interstate mails or wire to commit a fraud in connection with the construction of the base pipeline. To date, no criminal charges have been filed.
Iroquois management, however, believes and has represented to the Company that the pipeline construction and right-of-way activities were conducted in a responsible manner. However, Iroquois deems it probable that the U.S. Attorneys' Offices will seek indictments and in them substantial fines and other sanctions.

Iroquois and its counsel expect to meet with those conducting the civil and criminal investigations, from time to time, both to gain an informed understanding of the focus and direction of the investigations in order to defend itself, and if and when appropriate, to explore a range of possible resolutions acceptable to all parties. No understandings or agreements have been reached that have led Iroquois to make provision in its financial statements for any dollar liability associated with these proceedings.

Although it is not anticipated that the outcome of these proceedings will have a material impact on the Company, based on the information available at this time, management cannot predict what the ultimate impact might be.

ENVIRONMENTAL MATTERS: The Company is subject to federal and state environmental regulation of its operations and properties. Such regulation may result in future environmental liabilities that may include significant expenses incurred to remove, contain or remediate contamination caused by operations of former manufactured gas plant sites.

Pursuant to an Environmental Liability Sharing and Indemnity Agreement, dated July 1, 1989, Yankee Gas and CL&P have allocated potential environmental liabilities at sites previously owned by CL&P and used in CL&P's gas business, and at sites not previously owned by CL&P but which had prior uses in CL&P's gas business. As part of that agreement, Yankee Gas and CL&P would share equally the costs of environmental remediation at sites owned by CL&P prior to July 1, 1989 and used in CL&P's gas business.
Additional on and off-site investigations of one such property began in fiscal 1993 and will continue in fiscal 1995. Following compilation of the additional data, a determination will be made on the need to remediate.

Fourteen sites initially believed to contain coal tar became the property of Yankee Gas at divestiture from Northeast Utilities. Responsibility for future investigation and remediation at these sites rests solely with Yankee Gas. Each of these sites has been the subject of a field investigation and coal tar constituents have been found in some soil and ground water samples. The Company has reported the results of the environmental studies to the Connecticut Department of Environmental Protection (DEP).
The DEP has not ordered that any remedial action be taken. However, of the fourteen, seven sites are presently listed on the Connecticut Inventory of Hazardous Waste Sites. Inclusion of a site on this list indicates that remediation may be required in the future.

During 1993, the Company conducted additional research and began to prioritize the fourteen sites to further define any that may require remediation. The Company identified four sites that are likely to require remediation. The Company's proposed prioritization was submitted to the DEP. Extensive site investigations were then conducted at the four sites to define the exent of contamination and begin remedial plans. Remedial activity began at two sites during fiscal 1994 and will continue at those locations during fiscal 1995. In addition, the Company has developed a cost estimate for the remaining ten sites based on the probability of cleanup. As a result of this effort, the Company has recorded a liability of $35 million for future environmental cleanup.

Recovery of remediation costs has been specifically allowed by the Company's 1992 rate case decision. Presently, $325,000 is allowed annually in rates. If costs are expected to exceed $2.5 million on an annual basis, the Company is required to go to the DPUC for review. The DPUC has stated that "to the extent that coal tar remediation expenses are prudently incurred, they should be allowed as proper operating expenses".

The Company also believes that it has valid claims for insurance recovery of remediation costs and intends to pursue those claims against insurers.

TRANSITION COSTS - ORDER NO. 636: On April 8, 1992, the FERC issued Order No. 636 on pipeline restructuring. In essence, the FERC found that absent the unbundling of traditional merchant services, pipelines would not be able to achieve the FERC's long-term goal of open access and provide transportation services that are indifferent to the seller of the gas. Order No. 636, therefore, required all pipelines to implement restructuring of their services by the winter of 1993-94. The three major pipeline systems serving Yankee Gas (Iroquois Gas Transmission System, Tennessee Gas Pipeline Company and Algonquin Gas Transmission Company (Algonquin) and its affiliate, Texas Eastern Transmission Company), have all restructured pursuant to the FERC directive. Iroquois was designed and constructed as a transportation-only pipeline, and as such, its restructuring has very minimal impact.

Order No. 636 acknowledges that the restructuring of the pipelines' traditional services will cause pipelines to incur transition costs in several areas and provides mechanisms for the pipelines to fully recover prudently incurred transition costs attributable to the implementation of Order No. 636.

On July 8, 1994, the DPUC issued a decision on the implementation of FERC Order No. 636 by the Connecticut Local Distribution Companies (LDCs). The DPUC is allowing the LDCs to offset the transition costs billed by pipelines under Order No. 636 with any recoveries from capacity release activity refunds or deferred gas costs credits for the 1992-93 period and all subsequent annual deferred gas costs, gas supplier refunds and fifty percent of off system sales margins and interruptible margins earned in excess of target amounts. With the exception of all subsequent annual deferred gas costs credits, the DPUC has ordered that all transition cost recovery dollars be applied immediately on a monthly basis to the transition costs that have been or are subsequently billed. All subsequent annual deferred gas costs credits will be applied on an annual basis. If needed, a per unit surcharge will be applied to firm customers' bills. The DPUC believes that the recovery system detailed above will result in all transition costs being recovered in approximately three years.

Through September 30, 1994, Yankee Gas has paid approximately $10.5 million of transition costs and an additional $0.6 million are anticipated. To date, Yankee Gas has collected $7.7 million through a combination of gas supplier refunds, deferred gas costs credits and excess interruptible margins. Yankee Gas' management anticipates full recovery of transition costs consistent with the DPUC decision.

TAKE-OR-PAY LIABILITY: Take-or-pay liabilities arose from the inability or unwillingness of pipeline companies to take the volumes of gas for which they had contracted with producers. To avoid or settle litigation by producers to recover payment for the contracted-for volumes, some pipeline companies, including certain Yankee Gas suppliers, have negotiated or are negotiating settlements of their contracts. The pipeline companies were authorized by the FERC to recover from their customers a portion of their settlement costs under guidelines set forth by the FERC.

Yankee Gas has collected approximately $7.8 million of its current estimated take-or-pay cost of $8.4 million through September 30, 1994. This take-or-pay cost reflects a revised estimate from Algonquin during fiscal 1994. The collection was accomplished primarily by retaining gas supplier refunds and deferred gas costs credits that otherwise would have been refunded to customers as prescribed by a November 20, 1991 DPUC decision and through a surcharge applied to interruptible customers. Management expects to recover the entire remaining amount within the next two fiscal years.

GAS SUPPLY HEDGING ACTIVITIES: The Company has entered into fixed-revenue-rate contracts with two customers for the delivery of natural gas. The Company has hedged these commitments with the purchase of natural gas swaps. In order to satisfy certain provisions of the arrangement, the Company has provided a letter of credit for $1.25 million. Management does not anticipate these commitments to have a material negative impact on the Company's financial condition or results of operation.

TAX AUDIT:  The Company was recently informed by the Internal
Revenue Service that the Company's federal income tax returns for 1989 and 1990 were examined and no change in reported tax was necessary for those periods.

Note 9)  Quarterly Financial Data (Unaudited)

The following table provides information with respect to the consolidated quarterly results of operations for the fiscal years ended September 30, 1994 and 1993 and reflects the seasonal nature of the Company's operations. The results of any one quarter during the year are not indicative of the results of future quarters.


                              Quarter Ended
Fiscal Year 1994  December 31  March 31  June 30 September 30

     (Thousands of Dollars, except share information)

Operating
  Revenues          $91,786     $134,369  $53,612  $37,531

Operating Income
  (Loss)             11,444       17,976    2,357     (489)

Net Income
  (Loss) (1)          8,359       14,922     (563)  (3,233)

Earnings (Loss)
  per Common
  Share (1) (2)       $0.81        $1.45   ($0.05)  $(0.32)



                              Quarter Ended
Fiscal Year 1993  December 31  March 31  June 30 September 30

Operating
  Revenues          $90,984     $123,624  $51,000  $37,049

Operating Income     11,690       16,621    2,151      102

Net Income (Loss)     7,812       13,839     (994)  (3,178)

Earnings (Loss) per
  Common Share (2)    $0.76        $1.35   $(0.10)  $(0.31)


(1) Exclusive of an $879,000 charge, or $0.08 per share, resulting from the early redemption of the Company's 9.125 percent cumulative preferred stock.

(2) Earnings (Loss) per common share were calculated on the average common shares outstanding of 10,287,683 for the twelve months ended September 30, 1994 and 1993.

YANKEE ENERGY SYSTEM, INC. AND SUBSIDIARIES
Selected Financial and Operating Data


September 30,  1994      1993      1992      1991      1990
Balance Sheet Data:
(Thousands)

Net Utility
 Plant         $315,063  $308,384  $303,715  $287,841  $271,256
Total Assets    481,518   441,293   393,227   356,269   320,533
Total
 Capitalization 276,513   311,197   277,391   250,012   234,103

Income and Share Data:
(Thousands except share data)

Operating
 Revenues      $317,298  $302,657  $278,760  $234,458  $227,886
Cost of Gas     168,816   157,816   150,616   114,037   118,345
Other O&M
 Expenses        62,733    59,142    56,246    55,009    51,037
Depreciation     16,993    17,133    16,086    14,039    14,596
Net Income (1)   19,485    17,479    13,135    10,844     8,854
Earnings
 per Share (1)    $1.89     $1.70     $1.44     $1.28     $1.09

Revenues:
(Thousands)

Residential    $140,403  $133,846  $124,435  $100,959  $104,769
Commercial       95,286    93,045    85,920    69,746    69,378
Industrial       77,850    72,940    64,004    57,294    50,225
Miscellaneous     3,328     1,884     1,211     3,304     2,245
Transportation      431       942     3,190     3,155     1,269
  Total        $317,298  $302,657  $278,760  $234,458  $227,886


Sales and Transportation:
(Mcf-Thousands)

Firm:
   Residential   13,101    12,691    12,312    11,029    12,175
   Commercial     9,998     9,703     9,183     7,951     8,435
   Industrial    10,421     9,600     8,058     8,098     6,532
   Transportation   128       167     1,700     1,089       362
   Unbilled and
    Other           245       129       (58)      (15)       38
    Total Firm   33,893    32,290    31,195    28,152    27,542
Non-Firm:
   Commercial     1,549     1,663     1,377     1,403     1,804
   Industrial     7,149     5,336     3,632     3,240     3,889
   Transportation   559     1,400     3,147     4,576     3,085
    Total
     Non-Firm     9,257     8,399     8,156     9,219     8,778
Total Sales and
 Transportation  43,150    40,689    39,351    37,371    36,320


Customers:
(Average) (2)

Residential     155,874   155,385   154,934   154,116   154,211
Commercial (3)   19,156    19,139    19,056    18,928    18,711
Industrial (3)    1,980     1,893     1,885     1,872     1,851
Resale                1         1         1         1         1
  Total         177,011   176,418   175,876   174,917   174,774

Sources of Gas:
 (Mcf-Thousands)

Domestic         16,162     7,474     9,526    14,121    17,277
Canadian Gas
 Firm            24,440    23,970    11,016     1,837     3,061
Spot Market Gas   2,318     8,155    14,386    16,191    12,770
Produced Gas         30         6        15        63       153
Company Use/
 Unaccounted For   (488)     (608)     (377)     (487)     (422)
  Total          42,462    38,997    34,566    31,725    32,839

Peak Day Data:

Peak Day Send
 Out (Mcf per
 day) (4)       262,794   247,315   237,077   225,122   213,145
Peak Day Date   1/19/94   2/01/93   1/16/92   1/22/91   12/22/89
Peak Day
 Degree Days         55        54        55        56        58
Total Annual
 Degree Days      6,454     6,232     5,995     5,198     5,968


(1) Exclusive of an $879,900 charge, or $0.08 per share, resulting from the early redemption premium on the Company's preferred stock in fiscal 1994 and a $2,566,000 credit, or $0.28 per share, resulting from a change in the Company's method of accounting for municipal property taxes in fiscal 1992. All per share amounts have been restated to give retroactive effect to the three-for-two stock split on June 28, 1993.

(2) Customer data has been restated to reflect the number of customer accounts rather than the number of dwelling units. Additionally, certain commercial customers have been reclassified as industrial as a result of a change in the State of Connecticut Gross Receipts Tax Statute which redefined the parameters of the industrial classification.

(3) Transportation customers are included in these customer categories. Average transportation customers are as follows:
1994:17, 1993:25, 1992:51, 1991:36 and 1990:7.

(4) Converted from BTU-millions assuming 1,033 BTU per cubic foot.

GRAPHICS APPENDIX LIST

Page Where               DESCRIPTION OF GRAPHIC OR
Graphic Appears               CROSS-REFERENCE

     14 Growth in Throughput. X axis contains fiscal years ended 1990-1994. Y axis contains billions of cubic feet. For the fiscal years ended 1990-1994, the throughput in billions of cubic feet was 36.3, 37.4, 39.4, 40.7 and 43.2, respectively.

     15 Growth in Margin. X axis contains fiscal years ended 1990-1994. Y axis contains millions of dollars. For the fiscal years ended 1990-1994, the margin in millions of dollars was 109.5, 120.4, 128.1, 144.8 and 148.5, respectively.

     16                  Permanent Capital Structure.  X axis
                         contains fiscal years ended 1990-1994.
                         Y axis contains percentage of permanent
                         capital.  For the fiscal years ended
                         1990-1994, common shareholders' equity
                         was 39, 43, 39, 45 and 49 percent of the permanent capital structure, respectively. For the fiscal years ended 1990-1994, preferred stock was 6, 6, 5, 5 and 0 percent of the permanent capital structure, respectively. For the fiscal years ended 1990-1994, long-term debt was 55, 51, 56, 50 and 51 percent of the permanent capital structure respectively.