Form 10-K/A, Exhibit 13
period 1994-09-30
YANKEE ENERGY SYSTEM INC
filed 1995-05-18
CIK 849210

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

(INSIDE BACK COVER)

SHAREHOLDER AND STOCK INFORMATION
- ---------------------------------

ANNUAL MEETING

     The Annual Meeting of Shareholders will take place on Friday, February 25, 1995, at 10:30 a.m. at the Ramada Inn in
Meriden, Connecticut.

MARKET FOR COMMON STOCK

     As of December 14, 1994, there were 32,223 holders of record of Yankee Energy common stock. Yankee Energy's stock is quoted on the New York Stock Exchange (NYSE) under the symbol "YES", although it is frequently presented as "YanEnS" in various financial publications.


     High and Low Stock Prices and Dividend Information ($/Share)
     ------------------------------------------------------------
     Year ended September 30, 1993      High      Low    Dividend

     First Quarter, 1993                20.42     17.67     .277
     Second Quarter, 1993               21.33     19.58     .277
     Third Quarter, 1993                24.17     20.92     .290
     Fourth Quarter, 1993               28.00     23.38     .290

     Year ended September 30, 1994      High      Low    Dividend

     First Quarter, 1994                29.25     24.00     .290
     Second Quarter, 1994               25.50     22.38     .290
     Third Quarter, 1994                25.38     20.00     .305
     Fourth Quarter, 1994               25.00     20.00     .305


DIVIDENDS

     Dividends are considered quarterly by the Board of Directors and, if declared, are payable at the end of March, June, September and December. The dividend record date is generally three weeks prior to the dividend payable date. Yankee Energy offers registered shareholders the ability to have quarterly dividends deposited directly into a shareholder's bank account.

SHAREHOLDER INVESTMENT PLAN

     The Yankee Energy Shareholder Investment Plan is administered by the Company's stock transfer agent, Mellon Securities Transfer Services (Mellon). The Plan provides registered shareholders and their family members a convenient way to acquire shares of common stock. Shares can be purchased by having quarterly dividends automatically reinvested in additional shares or by sending in funds to purchase additional shares. In addition, holders of fewer than 100 shares may sell all their shares at any time for no fee. The Plan also offers charitable donation and share safekeeping services, as well. Copies of the Plan are available from Mellon or Yankee Energy.

TRANSFER AGENT

     Shareholders who have questions about their accounts or desire to transfer their stock from one name to another should contact Mellon at 1-800-288-9541 or write:

          For Transfer and Transfer Inquiries:

          Mellon Securities and Transfer Services
          85 Challenger Road
          Overpeck Centre
          Ridgefield Park, NJ  07660

          All Other Inquiries:

          Mellon Securities Transfer Services
          P.O. Box 750
          Pittsburgh, PA  15230


YANKEE ENERGY NEWS AND INFORMATION

     Yankee Energy has established a new toll-free news and information service which includes current news releases, a Chairman's message, earnings and dividend information, as well as access to the transfer agent or the Company's Investor Relations Department.
                    1-800-YES-9989

     Shareholders, interested investors and analysts may also contact Yankee Energy by calling or writing to:

     Steven P. Eschbach, CFA
     Investor Relations Manager
     Yankee Energy System, Inc.
     599 Research Parkway
     Meriden, CT  06450-1030
     Phone 203-639-4459

     Yankee Energy will provide shareholders with a copy of its 1994 Report Annual Report to the Securities and Exchange
Commission on Form 10-K, without charge, upon written request.

(Recycle Symbol) The financial review is printed on recycled paper.

(OUTSIDE BACK COVER)

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