Form 10-K, Exhibit 13
period 1995-09-30
YANKEE ENERGY SYSTEM INC
filed 1995-12-20
CIK 849210

                                                       Exhibit 13

Cover:

Top Center:         Yankee Energy System, Inc.

A Competitive world has two possibilities. You can lose, Or if you want to win you can change.

Bottom Left:  1995 Annual Report

Photo on Left:      Yankee Energy race car and driver
2 Photos on Right: Yankee Gas natural gas pump and photo of 2 workers on PC.

Inside Front Cover:

Company Profile

Background is a picture/map outlining the New England states.

Yankee Energy System, Inc. (Yankee Energy) is the parent of Yankee Gas Services Company (Yankee Gas), Housatonic Corporation (Housatonic), NorConn Properties, Inc. (NorConn), Yankee Energy Financial Services Company (Yankee Financial), Yankee Energy Services Company (YESCo) and R.M. Services, Inc.
(RMS).

Yankee Gas, the principal subsidiary, is a natural gas distribution company regulated by the Connecticut Department of Public Utility Control (DPUC) and provides natural gas services to about 178,000 customers in 67 Connecticut communities.

Housatonic is a single purpose corporation holding a 10.5 percent
interest in the Iroquois Gas Transmission System (Iroquois)   a
pipeline that delivers Canadian gas into the Northeastern United
States and is regulated by the Federal Energy Regulatory
Commission (FERC).

NorConn owns the Company s corporate office building and another service building and leases both to Yankee Gas.

Yankee Financial provides customers with equipment financing for natural gas installations. YESCo is a full service energy company providing fuel management, project development and operations and maintenance services at selected customer sites. BVA Cogen, Inc., (BVA) acquired by YESCo in August 1995, is a cogeneration developer with projects in operation throughout the Northeastern United States.

RMS was established in November 1995, to provide debt collection services to utilities and other businesses nationwide.

*Yankee Energy System, Inc. Headquarters - Meriden, Connecticut


Bottom Right:
Contents

1    Financial Highlights
2    Chairman's Letter
6    Business Transformation
8    Leadership in Marketing
9    Dedication in Customer Service
10   Diversification
12   Directors and Officers
13   Financial and Statistical Section
31   Shareholder and Stock Information

End of Company Profile page.


FINANCIAL HIGHLIGHTS
Years Ended September 30,     1995      1994      % Change
Financial (Thousands)
Operating Revenues            $293,996  $317,298  (7.3)%
Net Income                    12,358    18,605    (33.6)%
Net Income
(Before extraordinary item)   12,358    19,485    (36.6)%
Capital Expenditures          26,562    28,493    (6.8)%
Net Utility Plant             324,870   315,063   3.1%
Common Stock (Per Share Data)
Earnings Per Share            $1.20     $1.81     (33.7)%
Earnings Per Share
(Before extraordinary item)   $1.20     $1.89     (36.5)%
Stock Price (End of Year)     $21.38    $21.50    (0.6)%
Quarterly Dividend
(End of Year)                 $0.315    $0.305    3.3%
Yield (End of Year)           5.9%      5.7%      3.5%
Common Shares Outstanding
(Average)                  10,332,447 10,287,683  0.4%
Book Value Per Share
(End of Year)                 $14.69    $14.54    1.0%
Operations
Sales and Transportation
(MMcf)                        44,751    43,150    3.7%
Degree Days (Normal 6,151)    5,595     6,454     (13.3)%
Customers (Average)           177,852   177,011   0.5%




Bar Graph at Bottom of Page showing the following information:

Book Value Per Share          Dividend Growth - Dividend Paid
                              ($/Share)
1991      $11.91                   1991      $1.04
1992      $12.59                   1992      $1.09
1993      $13.86                   1993      $1.13
1994      $14.54                   1994      $1.19
1995      $14.69                   1995      $1.24


Page one

Photo of Branko Terzic, Chairman, President and Chief Executive
Officer on Left of Page.

A YEAR OF CHANGE

"We change not for the sake of change, but in acknowledgement of the new realities confronting our business: impending
"unbundling"; aggressive competition; slow economic growth;
industry consolidations; and the potential to leverage our management talents and investors capital through new international opportunities."
- Branko Terzic

This is my first annual report to you, my fellow shareholders, as steward of your investment in Yankee Energy System, Inc. I must begin by informing you that earnings in 1995 were significantly lower than 1994. The explanation of this has much, but not all, to do with the weather as I will address later. We are all disappointed in this year s financial performance and the rest of this letter will inform you of the steps I have taken to improve future performance and opportunity for shareholder value enhancement.

I have selected "A Year of Change" as the theme for my message based on reflection back over the past twelve months and my anticipation of things to come during the next twelve months. In 1867, Benjamin Disraeli said, "In a progressive country, change is constant." This I believe to be true for a progressive business enterprise as well.

Not since we divested from Northeast Utilities has so much change taken place at Yankee Energy during the course of a single year, and never before has there been so many forces lowering expected revenues and increasing expenses. The competitive energy commodity, delivery and service marketplace has become even more so. We find ourselves one of a number of competing energy delivery

Page two
systems in a market where new technology and changing regulation obsolete old ways of doing business. Thus, we are actively positioning ourselves to respond effectively.

Top Right of Page: Watermark - Vision

Left of Page: "I want Yankee to take advantage of our greatest intangible asset, the intellectual resources of our employees. To successfully compete in a global energy market requires the full utilization of all our assets - especially our brightest minds."

Fiscal year 1995 began with the introduction of new leadership and ended with the implementation of a major organizational restructuring of our principal operating subsidiary, Yankee Gas Services Company (Yankee Gas). Organizational changes also took place at our energy management subsidiary, Yankee Energy Services Company (YESCo), where professionals in finance, marketing and engineering were added to more aggressively respond to our customers' many energy needs. YESCo also acquired BVA Cogen, Inc., a successful cogeneration power plant developer, operator and United States distributor for the Duetz MWM gas-driven generator sets.

One step taken at Yankee Gas has been to complete a restructuring project which we have named Business Transformation. The goals are to reduce our costs and enhance our revenues resulting in increased shareholder value. Specially trained teams of company process experts, guided by internationally recognized consultants, reviewed all the major processes involved in the business of natural gas distribution. The results of this project have been to reorganize the gas company. We have streamlined the management structure, simplified procedures, increased individual authority and responsibility, and made commitments to purchase technology which will increase productivity and improve service quality. The completed Business Transformation improvements have resulted in lower operating budgets for next year and continued savings into the future. Since "change is constant" you have my commitment that we will continue to make improvements during the next year.

A Foundation to Build Upon

I joined Yankee Energy as President and Chief Operating Officer in September, 1994. Philip T. Ashton, then Chairman, relinquished the duties of Chief Executive Officer to me on March 1, 1995, and upon his retirement on August 1, 1995, the Board of Directors elected me to succeed him. Phil played a major role in the establishment of Yankee Energy as an important competitor in the energy marketplace and a financially successful corporation in Connecticut. His leadership during the critical formative years, which included, among many important initiatives, the decisions to form a holding company and to successfully gain listing on the New York Stock Exchange, merit the full gratitude and congratulations of all shareholders, employees and customers.

It is upon this foundation that Yankee Energy will continue to grow and prosper. Our expansion efforts are focused on not just our natural gas distribution segment but in other energy related areas as well. We will utilize all our assets to the fullest extent possible to maximize the return on your investment in Yankee Energy. Thomas Jefferson wrote in an 1816 letter, "...with the change in circumstances, institutions must advance also to keep pace with the times."

Page three

Top Left: "Yankee Energy Services Company (YESCO) provides a full range of energy management services to solve customers' energy conversion problems. YESCO develops on-site generation or co-generation systems, provides technical and operating support for power plants and boiler houses, and offers energy equipment financing."

Warmer Weather, Restructuring Charges Cause 1995 Earnings Decline

Earnings per share of $1.20 for fiscal year 1995, down 34 percent from $1.81 earned per share in 1994, was a major disappointment for us. Three primary factors were behind the first fiscal earnings decline in our brief six-year history. First, this past winter was one of the warmest on record, 13 percent warmer than the previous year and 9 percent warmer than normal. As a result, sales to our firm customers were down nearly 9 percent. Despite this, total sales and transportation increased by 1.6 billion cubic feet (bcf) or 3.7 percent in fiscal year 1995. The warmer weather caused natural gas commodity prices to decline and become more competitive with alternate forms of energy and our off-system and transportation volumes increased sixfold. However, the margins (revenues less cost of gas) on these sales were not enough to compensate for the higher margins lost on firm sales. Secondly, organizational charges related to our Business Transformation amounted to, on an after-tax basis, $3.5 million for costs of an early retirement package and severance benefits for positions terminated.

Finally, we established a provision for our proportionate share for the estimated cost for the legal proceedings surrounding the federal investigation of the Iroquois Pipeline.

These charges are discussed in greater detail in the Management's Discussion and Analysis which precedes our financial exhibits. But, it is important to note that the charges to fiscal 1995 earnings for Business Transformation and estimated legal costs of the Iroquois investigation are one-time, nonrecurring items. Yankee Energy remains in strong financial condition and retains the ability to grow its dividend.

Establishment of Yankee Energy Services Company (YESCo)

Two developments, the addition of staff experienced in the energy utility business and the acquisition of BVA Cogen, have essentially given us a quick jump-start in our energy services subsidiary.

We now have, in YESCo, the credentials necessary to aggressively offer cost effective and unique energy solutions to commercial, industrial and institutional customers. The addition of BVA allows us to offer customers a more comprehensive package of solutions to their energy procurement and conversion problems. Initially, we will market in New England. Then we will go wherever we have a competitive advantage.

The Current Situation for Yankee Gas:

Yankee Gas continued this past year to experience relatively little growth in natural gas sales within its service territory. Historically for a local distribution gas company, forecasting models predict future sales based on factors such as economic activity, housing starts and industrial output. All of these factors were down last year. In addition, the Company remains at the high cost end for natural gas service and against competitive fuels. The Company's response was to initiate the Business Transformation project.

Our Business Transformation efforts were successful in identifying opportunities to reduce our costs and in implementing the changes necessary to effect

Page four
these cost savings. To address the problem of low growth in sales we have reviewed our entire marketing structure and plans. Our newly established marketing department now has dedicated teams for each of our customer groups, an enhanced research and technical support organization and a coordinated and focused marketing program. Increasing sales of natural gas delivery services is essential to achieve our aim of avoiding the need for rate increase requests. Our marketing strategy is based on research which demonstrates that natural gas provides both a "better lifestyle" and has environmentally superior characteristics.

Left of Page:  3 Photographs of Branko Terzic.

Preparing for the Future Structure of the Natural Gas Service
Industry:

Our larger natural gas customers see us as one of a number of competing energy delivery systems. Indeed, even some residential customers can and have exercised their option of choosing other energy service providers. Our customers want energy delivered to their site for conversion to useful purposes such as heating, cooling, drying and electric generation. Their other choices for energy, beside natural gas delivered by our distribution system, include: electric service by wire, oil by truck, barge or rail and propane by truck or rail.

Today most consumers of natural gas buy a "bundled" service of natural gas commodity and delivery service from their local gas distribution company, (commonly called an "LDC"). Many state utility regulatory commissions, such as the Connecticut Department of Public Utility Control (DPUC), are extending the option of separate purchase of gas commodity from gas delivery to more customers. Yankee Gas, as an LDC, would still provide the local delivery. Done correctly, this new system would increase competition in the commodity sales of gas, offer consumers more choices than they have now and still preserve the necessary amount of regulation on our gas delivery system. This type of "unbundled" system has been widely proposed throughout the United States and will be implemented in different ways in many systems.

However, at this time it is not known how this market experiment will evolve or how well it will work here in Connecticut. In consideration of this and other forthcoming changes, we have attempted to establish an efficient, flexible and adaptive management and workforce to meet any possibility with a high degree of confidence. We will be vigilant in our efforts to respond to the warning that "change is constant."

Conclusion:

I am honored to have the opportunity to lead Yankee Energy into this challenging but exciting future competitive energy environment. In my speeches, panel appearances and interviews around the country and abroad this past year, I have introduced Yankee Energy as more than a natural gas distribution company. Yankee Energy is an energy services provider based in Connecticut with both tangible and intangible assets dedicated to enhancing shareholder value through the full utilization of all assets in contestable markets offering competitive returns. All opportunities to maximize your investment in Yankee Energy will be explored. You have my word on that.

Branko Terzic
Chairman, President and
Chief Executive Officer

Page five

Top Left of Page: Photo of Charles E. Gooley, Executive Vice
President

"Introducing radical change to an established, successful business can be unsettling. That degree of change was necessary, however, to meet the increasingly demanding expectations of customers and investors."

BUSINESS TRANSFORMATION

Yankee Energy, from its inception, has enjoyed a reputation for innovation. Past annual reports have discussed the recognition the Company has received for its operational innovations, creative uses of technology and unique business practices. That recognition continued in 1995 as Yankee Gas was honored by the American Gas Association for leadership in the development of the natural gas vehicle market. The innovation for which Yankee Energy was honored was essential to respond to evolutionary changes in the energy industry. Over the last few years, however, changes in the energy business, and industry in general, have been revolutionary. In 1995, a radical transformation of Yankee's business was necessary to stay ahead of those changes.

In the fall of 1994, the Yankee Energy Board of Directors approved a proposal from the Company's management to begin the process of radical change. The Board's charge was simply stated, but a challenge to accomplish: design and create an energy services company capable of exceeding customers' and shareholders' expectations well into the next century. Thus, began Business Transformation.

The first stage of Business Transformation involved discussions among senior executives of the Company and Board members on major business issues. From these discussions emerged the strategic vision to be pursued, in part, through Business Transformation. At the core of that strategic vision is the development of Yankee Energy as a provider of a wide array of energy products and services in addition to natural gas distribution services provided through Yankee Gas. Business Transformation focused primarily on Yankee Gas, with a goal of making it the energy provider of choice by lowering costs, providing a full range of equipment and appliance services and excelling in customer service. We believed it appropriate to measure the quality of our customer interactions not only against other gas distribution companies, but against the best service providers in all businesses.

Beginning in January and lasting over several months, all of the major business processes within Yankee Gas were analyzed by teams of employees to eliminate tasks that did not add value and to provide for the most efficient performance of the remaining work. These teams made recommendations to the Business Transformation Steering Committee, which I chaired, for changes in the way we had come to do our business. Some of these changes were in

Page six
fact radical. Throughout the entire process of transforming our Company to meet the challenges of the next century, we kept all employees informed of major issues and decisions.

Top Left of Page:  Thomas J. Houde, Vice President, Rates and
Resource Planning and Mary J. Healey, Vice President, General
Counsel and Secretary.

Top Right of Page:  Ellen J. Quinn, Vice President,
Administration.

Bottom:  Watermark - Added value

Today, roughly a year after we began to transform our business, Yankee Gas does not resemble the Company that existed a year ago.

As opposed to employees working in departments that sometimes were islands unto themselves, all of us are members of process teams, each of which has all the resources needed to make the process work. The process leaders themselves work as a team to ensure the smooth operation of our customer service and sales activities. We have expanded the cost-effective use of technology, particularly in the scheduling and dispatching of our service mechanics. Most significantly, by redesigning work processes we have been able to reduce our workforce, while at the same time enhancing customer service. Through a combination ofvoluntary early retirements, attrition and employee severances, we have 13 percent fewer employees within Yankee Gas today than we did a year ago. We have been able to create positions for some employees within our unregulated subsidiaries, which are growing to meet the demands in collections and the small power generation markets. The next several years will continue to be a challenge for us however, as we strive to transform the culture within the Yankee Energy companies to conform to our reengineered business processes.

Business Transformation so far is a success story for Yankee Energy because it is not a euphemism for downsizing. It has involved a fundamental reexamination of our business practices and a willingness to do whatever is necessary to improve our overall business. Our goal is to benefit our customers, through better, less costly service, and our shareholders through enhanced value of their investment in the Company.

Page seven

LEADERSHIP IN MARKETING

Top Left Photo: Wayne and Lorraine Roberts discuss with Laurie
Fiore, Yankee Gas Energy Consultant, the convenient and clean burning operation of their new natural gas fueled fireplace.

For Sales and Marketing, 1995 was a year of concurrent effort focused on producing near term achievement and long-term growth strategies. Achievement is measured by continued success in traditional and emerging markets and national recognition for performance and customer service. Strategic direction was developed through a rigorous ground-up transformation designed to position Yankee Gas for enhanced performance in the increasingly competitive markets we serve.

In addition to strong showings in our residential and commercial markets, our longer term sales efforts resulted in the addition of a number of key industrial accounts to our system. Dow
Chemical of Gales Ferry and FIDCO, a New Milford based subsidiary of Nestle, U.S.A., are prime examples of 1995 successes.

Yankee gained national recognition as one of five companies named by the American Gas Cooling Center as top natural gas air-conditioning marketers in the United States. In addition, our extensive promotion of natural gas for vehicle fuel resulted in Yankee being honored with the American Gas Association's Top Achievement Award. Our most prized accolade of 1995 came from our customers themselves in the form of their response to a national survey of industrial customer satisfaction. Yankee Gas was singled out as the only company in the United States that ranked in the top ten across all service categories measured.

Finally, through transformation, the individual sales and marketing functions were newly integrated into a single structure designed to capitalize on existing strengths as well as enhance opportunities to grow sales. Highlights of the results of this effort include a restructuring of the sales force into discreet customer segment teams to further concentrate sales efforts in residential, commercial and industrial markets. We streamlined processes to net a 50% reduction in sales force administrative time. Also, we created a new product development team to assure continued introduction of innovative offerings for our customers. All of these moves are designed to position Yankee as a continued leader in future energy sales achievement.

What's next for Sales and Marketing?

A renewed commitment to customer satisfaction as our standard of success. Innovative programs designed to capitalize on Yankee's marketing philosophy that our customers best interest is Yankee's best interest, aggressively increasing our penetration into traditional and emerging technology markets and finally, continuing to set a nationwide standard for customer satisfaction.

With our customer-centered vision firmly in place, we are confident the newly transformed Sales and Marketing team will fulfill its mission to be the catalyst for Yankee s success throughout the challenging years to come.

Bottom Right Headshot of Jessica K. Bray
General Manager
Sales and Marketing

Page eight

DEDICATION IN CUSTOMER SERVICE

Top Right Photo of Robert C. Luther, Yankee Gas Meter Service
Mechanic, finishes routine maintenance on the Triathlon unit, a new technology gas-fired system that provides both heating and air conditioning.

The recent Business Transformation process was essential for the distribution process to not only maintain our competitive edge but, more importantly, to put us in the forefront of a very dynamic business climate.

The main areas of focus in the distribution process are increasing accountability, improving planning and realigning work processes. Improvements in these areas will reduce operating costs.

Our supervisors and managers have increased their span of control and accountability. Management will be concentrating on helping co-workers to take on new responsibilities, encouraging a sense of belonging to a team and instilling a sense of excitement about corporate changes.

Our long-term planning efforts focused on distribution system replacements, while short-term planning concentrated on increasing the efficiency of our resources and reducing inventory. The capital construction process is now in the new Waterbury Operating Center which is centrally located to allow us to serve 70% of our customers from within a 30 mile radius. Another major advantage of the Waterbury Operations Center is centralized planning by coordinating regional projects, corrosion work and new business growth analysis. The net effect will be a reduction in capital budget requirements. We have also set up a new "Just in Time" inventory system that has enabled us to eliminate six area storerooms, dramatically reducing inventory by 60%. We are realigning work processes by allowing employees to work more efficiently. We will deliver material and equipment to job sites after hours so employees can increase "site time" by reporting directly to the job. A gas pressure management team will provide scheduled maintenance and upgrading to our gate stations and regulator stations. This team will also enable us to generate revenue by providing specialized and technical contract service to our larger industrial customers. Another efficiency improvement includes the centralization of a welding shop. We can dispatch a welder as work loads dictate, and produce prefabricated manifolds for the customer service process and to sell to other utilities.

All of these dynamic changes in the distribution process will allow Yankee Gas to serve customers more efficiently and reduce operating costs.

Bottom Right headshot of Alex C. W. Cheng
General Manager
Distribution

Page nine

Diversification - Emerging Growth Opportunities

"Our collective experience, proven expertise and the latest in energy delivery technologies allows us to provide customers with cost-effective solutions to their energy related issues. We have people such as myself that have been 'the customer' for what we do. So, it's more than lip service when we tell a customer, 'We can provide solutions that meet your needs in the way that s best for you.'"
  Page D. Miller

The deregulation of the electric and gas utility industries is creating many opportunities to serve customers in new ways. Our strategy is to pursue those endeavors where we have a competitive advantage to create additional shareholder value.

There are three basic objectives to our diversification efforts.

1. To position Yankee Energy to increase its presence in the competitive energy marketplace. Our non-utility subsidiaries have been staffed with skilled people in order to meet the new challenges before us.

2. To provide sufficient net income contributions to Yankee Energy to allow it to meet its earnings growth goal. The lackluster Connecticut economy is limiting the rate of earnings growth for Yankee Gas' natural gas distribution business. Our non-utility subsidiaries are targeted to contribute an increasing percentage of Yankee Energy s total earnings and grow at a substantially higher rate.

3. To create new and diverse career opportunities for our employees. Developing career paths with increasing responsibilities will allow us to attract and retain the most talented people.

Our primary focus will be on the activities of Yankee Energy Services Company (YESCo). With the hiring of several key personnel and the purchase of BVA Cogen, Inc. (BVA), we achieved our 1995 goal of positioning YESCo to be able to strengthen its efforts in the marketplace. YESCo is now actively engaged in a number of projects to provide customers

Page ten
with innovative solutions to their energy-related needs such as reliability and supply of cost-effective electricity. Many of these solutions will take the form of on-site generation of electricity, steam and compressed air using natural gas-fired equipment. In addition, customers will soon have the ability to choose their electric and gas suppliers. YESCo is ready to acquire and manage energy supplies for its customers and have them delivered over the local utility distribution system.

The addition of BVA has allowed us to accelerate our entry into the smaller sized on-site electric generation market. Led by its president, Jim Sweeney, BVA has specialized in designing, building and maintaining cogeneration plants that utilize gas-fired reciprocating engines. In addition, and consistent with this technological application, BVA acquired in 1995 the U.S. distribution rights to reciprocating engines made by Duetz MWM, a German manufacturer. These engines, offered in a wide variety of sizes, possess high reliability and low emission characteristics and have been operating successfully around the world for a number of years. Being a distributor gives us an additional advantage for competing for projects to further enhance our earnings potential.

A secondary thrust of our diversification efforts will take place through R. M. Services, Inc. (RMS). This subsidiary was created to offer a full menu of receivables management services to other utilities. In addition, RMS has capabilities in providing telemarketing and phone surveying services. Led by Murry Staples, RMS personnel possess significant expertise and experience in credit and collection activities and have a proven track record of success. This is demonstrated by the ratio of bad debt expense to revenues for Yankee Gas which has declined four years in a row and is below that of any other major independent gas company in New England. During the past two years, we have had a number of inquiries from both electric and gas utilities seeking insights into our performance. We have determined through diligent research that a market exists to provide services to other utilities experiencing difficulty with their level of unpaid bills. We believe that, more and more, utilities that cannot achieve a high degree of success compared to their peers will choose to outsource to companies, such as RMS, who can improve their results.

We have developed comprehensive, highly integrated plans governing our diversification efforts and we now have a group of talented, highly motivated employees dedicated to achieving our objectives. We are confident our efforts will be successful and create additional shareholder value. Like the Yankee Energy sponsored pro-stock racing car, we re "Racing Ahead of the Competition."

"Our people's proven track record demonstrates we can deliver 'best in class' receivables management solutions to our customers. By blending state-of-the-art technologies with experienced and highly motivated people, we have created a modern, professional and competitive work environment that can
meet our customers' objectives and ours   to bring about
increasing shareholder value."

Bottom Left Headshot of Murry K. Staples, General Manager, RMS
Services, Inc.

Page eleven

DIRECTORS & OFFICERS

BOARD OF DIRECTORS

Branko Terzic1
Chairman and Chief Executive Officer
Yankee Energy System, Inc.
Meriden, CT
Sanford Cloud, Jr.2,3
President and Chief Executive Officer
The National Conference
New York, NY
Eileen S. Kraus2,4,5
Chairman
Fleet Bank, N.A.
Hartford, CT
Frederick M. Lowther4,5
Partner
Dickstein, Shapiro & Morin, LLP
Washington, D.C.
Thomas H. O Brien3,5
President
O Brien Associates
Garden City, NY
Leonard A. O Connor2,3
Retired Vice President and
Chief Financial Officer
Yankee Energy System, Inc.
Meriden, CT
Emery G. Olcott1,4,5
President and Chief Executive Officer
Canberra Industries, Inc.
Meriden, CT
Nicholas L. Trivisonno1,2,3
Executive Vice President
Finance and Chief Financial Officer
The Dun & Bradstreet Corporation
Wilton, CT

Left of Page:  Photos of Directors listed above.

Officers of Yankee Energy System, Inc.

Branko Terzic
Chairman and Chief Executive Officer
Charles E. Gooley
Executive Vice President
Michael E. Bielonko
Vice President and Chief Financial Officer
Ellen J. Quinn
Vice President
Thomas J. Houde
Vice President
Mary J. Healey
Vice President, General Counsel & Secretary
Nicholas A. Rinaldi
Controller
Sarah K. Sanders
Treasurer

Committees of the Board
1    Executive
2    Audit
3    Finance
4    Organization and Compensation
5    Committee on Directors

Page twelve

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


Consolidated Statements of Common Shareholders' Equity


Notes to Consolidated Financial Statements


Selected Financial and Operating Data

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Financial Condition

OVERVIEW

Yankee Energy System, Inc. (Yankee Energy or the Company) is a holding company, headquartered in Connecticut, whose principal operating subsidiary is Yankee Gas Services Company (Yankee Gas). Yankee Gas provides retail distribution of natural gas to a service area comprising 67 cities and towns in Connecticut which cover approximately 2,200 square miles. The Company has five nonregulated subsidiaries: Housatonic Corporation (Housatonic) which owns a 10.5 percent equity interest in the Iroquois Gas Transmission System, L.P. (Iroquois); NorConn Properties, Inc. (NorConn) which owns selected system real estate; Yankee Energy Financial Services Company (Yankee Financial) which provides certain customers with financing to promote the sale of natural gas; Yankee Energy Services Company (YESCo) whose purpose is to encourage additional natural gas sales in special applications to large customers and to make capital investments in such projects, including on-site electric generation; and R.M. Services, Inc. (R.M. Services) which was formed to provide collection services to businesses and municipalities.

The Company reported consolidated net income of $12.4 million, or earnings per share of $1.20 for its fiscal year ended September 30, 1995. This compares with consolidated net income of $18.6 million and $17.5 million, reflecting earnings per share of $1.81 and 1.70, respectively, for fiscal years ended September 30, 1994 and 1993. Earnings for fiscal year 1994 reflect an $0.08 per share charge resulting from an early redemption premium on the Company's preferred stock. Earnings decreased in 1995 principally due to (1) the warmer weather experienced during the fiscal year, (2) organizational charges resulting from the Company's business transformation efforts which commenced in fiscal year 1995, and (3) provision for resolution of the federal investigation of the Iroquois pipeline concerning alleged environmental violations during its construction. The increase in 1994 earnings was due primarily to higher firm sales from colder weather in fiscal 1994 and lower interest expense.

During fiscal 1995, the Company initiated a business transformation project. The goal of the project is to streamline the Company's operations by taking advantage of certain consolidation opportunities within the field organization and to improve overall business processes to achieve future operating efficiencies and savings. This goal is complemented with additional opportunities for business expansion and growth. In connection with the business transformation project, the Company reducted its workforce, through voluntary and involuntary programs, by 86 employees. Organization charges related to the business transformation plan, which included an early retirement program, resulted in a one time operating charge of $5.4 million with an after tax effect on earnings per share of $0.30. The charge consists mainly of severance and additional retirement benefits paid to those employees affected by the transformation process. The transformation process is scheduled to be completed by the end of fiscal 1996 and is expected to result in future annual pre-tax cost savings of approximately $3.9 million. Management plans to use the savings to capitalize on growth opportunities thereby maximizing the Company's competitive position and improving shareholder value.

Earnings on Housatonic's investment in Iroquois in fiscal 1995 were approximately $0.4 million and contributed $0.04 to earnings per share as compared to $1.8 million in fiscal 1994 or $0.17 per share. Housatonic's earnings for fiscal 1995 reflect a $2.1 million provision representing Housatonic's share of Iroquois' estimated charge associated with the federal investigation of Iroquois concerning alleged environmental violations during construction of the Iroquois pipeline. This provision caused 1995 earnings to decrease by $0.20 per common share. As of September 30, 1995, Housatonic's investment in Iroquois totaled approximately $19.6 million. Housatonic received net cash distributions from Iroquois of approximately $1.5 million in fiscal 1995 and $2.2 million in fiscal 1994. For further information on Iroquois, see Note 8 to the Consolidated Financial Statements.

Despite the earnings decrease resulting from a 13 percent warmer heating season, the Company increased dividends paid per share to $1.24 in 1995, up 4.2 percent, from the $1.19 per share in 1994.

Fiscal 1995 earnings per share are based on 10,322,447 average common shares outstanding. All prior period per share amounts are based on 10,287,683 average common shares outstanding. The Company issued 108,839 new shares of common stock during fiscal 1995 under its Shareholder Investment Plan. The Company issued an additional 775,000 shares of common stock (1,162,500 shares restated for the three-for-two common stock split) on October 28, 1992. All per share amounts in this report have been adjusted to reflect the three-for-two common stock split on June 28, 1993.

RATE MATTERS

On April 8, 1992, the Federal Energy Regulatory Commission (FERC) issued Order No. 636 on pipeline restructuring. In essence, the FERC found that absent the unbundling of traditional merchant services, pipelines would not be able to achieve the FERC's long-term goal of open access and provide transportation services that are indifferent to the seller of the gas. Order No. 636, therefore, required all pipelines to implement restructuring of their services by the winter of 1993-94. The three major pipeline systems serving Yankee Gas (Iroquois, Tennessee Gas Pipeline Company and Algonquin Gas Transmission Company and its affiliate, Texas Eastern Transmission Company), have all restructured pursuant to the FERC directive. Iroquois was designed and constructed as a transportation-only pipeline, and as such, its restructuring has very minimal impact.

Order No. 636 acknowledges that the restructuring of the pipelines' traditional services will cause pipelines to incur transition costs in several areas and provides mechanisms for the pipelines to fully recover prudently incurred transition costs attributable to the implementation of Order No. 636.

On July 8, 1994, the Connecticut Department of Public Utility Control (DPUC) issued a decision on the implementation of FERC Order No. 636 by the Connecticut Local Distribution Companies
(LDCs). The DPUC is allowing the LDCs to offset the transition costs billed by pipelines under Order No. 636 with recoveries from capacity release activity, refunds or deferred gas costs credits for the 1992-93 period and all subsequent annual deferred gas costs, gas supplier refunds and fifty percent of off-system sales margins and interruptible margins earned in excess of target amounts. With the exception of all subsequent annual deferred gas costs credits, the DPUC has ordered that all transition cost recovery dollars be applied immediately on a monthly basis to the transition costs that have been or are subsequently billed. All subsequent annual deferred gas costs credits will be applied on an annual basis. If needed, a per unit surcharge will be applied to firm customers' bills.

Through September 30, 1995, Yankee Gas has paid approximately $14.0 million of transition costs and an additional $1.0 million are anticipated. To date, Yankee Gas has collected $23.1 million through a combination of gas supplier refunds, deferred gas costs credits and excess interruptible margins.

On September 12, 1995, a proposed settlement agreement between Yankee Gas and the Office of Consumer Counsel (OCC) was filed with the DPUC. This three-year settlement agreement provides for the retention of overcollected transition cost credits to offset certain deferred expenses. As a result of this proposed settlement agreement, Yankee Gas would stipulate that, except in the event of certain circumstances which would adversely affect Yankee Gas' financial condition, it would not increase its rates prior to September 30, 1998. As of December 18, 1995, no final decision had been rendered by the DPUC.

On August 2, 1995, the DPUC issued a Final Decision in Docket No. 94-11-12, DPUC Review of Connecticut Local Distribution Companies' Cost of Service Study Methodologies. The docket investigated the issues surrounding the development of firm transportation (FT) rates at the state level in response to FERC Order No. 636. The Decision provides guidelines for the development of FT rates to be offered by the state's three LDCs. Each LDC filed specific FT rate proposals in separate company rate dockets. The Decision states that an FT rate option should be implemented for the largest commercial and industrial customers upon the conclusion of the individual company rate dockets. The Company has proposed that all commercial and industrial FT rates go into effect on April 1, 1996.

Hearings were held in November, 1995 to review Yankee Gas'
FT rate proposal. A final decision on rates is expected in January, 1996. This FT filing will not address Yankee Gas' revenue requirements and will maintain the existing margin recovery and rates of return established in the last rate case decision issued for Yankee Gas in 1992.

RESULTS OF OPERATIONS

OPERATING REVENUES

Operating revenues decreased $23.3 million from 1994 to 1995 and increased $14.6 million from 1993 to 1994. The components of the change in operating revenues for the past two years are provided in the following table:

                                   (Millions of Dollars)
                                    Increase/(Decrease)

Years Ended September 30,     1995 vs 1994        1994 vs 1993

Firm and other (excluding gas
  cost recoveries):
     Regulatory decision          $   -            $ 0.2
     Sales, transportation
       and other                    (6.6)            3.9
                                    _____            ____
       Subtotal - Firm and
                    other           (6.6)            4.1
                                    _____            ____
Interruptible (excluding gas
  cost recoveries):
     Sales and transportation         -                -
     Margin sharing                 (0.8)            0.5
                                    ____             ____
       Subtotal -
               Interruptible        (0.8)            0.5
                                    ____             ____
Total excluding gas cost
  recoveries                        (7.4)            4.6

     Plus:  Gas cost
               recoveries          (15.9)           10.0
                                    ____            ____

       Total                      $(23.3)          $14.6
                                   _____            _____
                                   _____            _____


The corresponding changes in the Company's throughput were as follows:

                                      (Mcf-thousands)

Years Ended September 30,     1995 vs 1994        1994 vs 1993


Firm sales and transportation     (1,891)              1,603
Interruptible sales and
   transportation                  3,492                 858
                                   _____               _____
     Total                         1,601               2,461
                                   _____               _____
                                   _____               _____


Although operating revenues reflect a decrease in firm sales, primarily related to a 13 percent warmer heating season than that of 1994, increases in off-system sales and transportation to others amounted to approximately $2.3 million over 1994 levels. The increase in firm and other revenues from 1993 to 1994 was due primarily to increased firm gas heating sales reflecting colder weather experienced in 1994. Despite an increase in interruptible sales from 1993 to 1994, interruptible margin was essentially flat, reflecting a decrease in per unit revenue in fiscal 1994 compared to fiscal 1993. This per unit revenue decrease is attributable to an increasingly competitive environment. Additionally, certain interruptible customers were shut-off in January, 1994 due to high demand as a result of twenty-eight percent colder weather compared to January, 1993. Interruptible margins in excess of target amounts earned in fiscal 1994 were applied to unrecovered transition costs as allowed in the July 8, 1994 DPUC decision and resulted in a reduction of the required sharing with firm customers of interruptible margins in excess of target amounts when compared to fiscal 1993.

Gas cost recoveries decreased due to lower firm sales and lower per-unit gas costs in fiscal 1995 compared to fiscal 1994. Gas cost recoveries increased in fiscal 1994 compared to fiscal 1993 due to higher firm sales and the effect of less of an underrecovery of gas costs in fiscal 1994 compared to fiscal 1993.

COST OF GAS

Cost of gas decreased $13.4 million in 1995 compared to 1994 and increased $11.0 million in 1994 compared to 1993. The Company defers differences between actual purchased gas costs and the current cost recovery and recovers or refunds such differences in future periods. This deferral results in an increase or decrease to gas costs in each fiscal year. The 1995 decrease was primarily due to lower volumes of gas purchased as a result of the warmer weather. The fiscal 1994 deferral reflected an underrecovery of gas costs that was less than the underrecovery in fiscal 1993 and had the effect of increasing gas costs for fiscal 1994.

OTHER OPERATING EXPENSES

Total other operating expenses decreased $4.4 million in 1995 compared to 1994 and increased $2.9 million in 1994 compared to 1993 as a result of the following items:
     Operation and maintenance expense decreased $2.7 million in 1995 compared to 1994 and increased $3.6 million in 1994 compared to 1993. The 1995 decrease was primarily due to lower uncollectible accounts expense, the effect of a 1994 special marketing inventive program and lower maintenance costs associated with mains, services, equipment and general plant. The 1994 increase was due primarily to higher payroll and employee benefits.

     Depreciation expense decreased $0.5 million in 1995 compared to 1994 and decreased $0.1 million in 1994 compared to 1993. The 1995 and 1994 decreases were primarily due to changes in the estimated cost of removal percentages for distribution property in 1994, which were partially offset by depreciation on normal plant additions.

     Federal and state income taxes, including the portion contained in other income decreased $5.1 million in 1995 compared to 1994, and decreased $0.1 million in 1994 compared to 1993. The 1995 decrease was primarily due to decreased earnings from operations. Please refer to Note 2 to the Consolidated Financial Statements for additional information concerning the components of federal and state income taxes.

     Taxes other than income taxes decreased $1.4 million in 1995 compared to 1994 and $0.5 million in 1994 compared to 1993. The 1995 decrease is primarily due to lower gross earnings taxes which resulted from lower revenues in 1995 compared to 1994, partially offset by higher municipal taxes. The 1994 decrease was due to higher unemployment tax expense in 1993 associated with claims paid to Yankee Gas bargaining unit employees during a ten week work stoppage that ended on January 4, 1993.

     The Company has undergone a company-wide business transformation review, the objectives of which were to improve the efficiency of business processes, reduce costs and increase revenues. The 1995 organizational charge of $5.4 million represents (i) the present value of excess retirement benefits (above and beyond the Company's standard employee benefit plans) provided to Company employees who opted for early retirement and to the Company's former chief executive officer who retired effective March 1, 1995, (ii) severance pay and benefits to laid-off employees and (iii) the cost of outside services related to the Company's transformation efforts.

Other income decreased $1.1 million in 1995 compared to 1994 and increased $0.1 million in 1994 compared to 1993. The 1995 decrease is primarily due to the recognition of Housatonic's proportionate share of the provision representing Iroquois' estimated charge associated with the federal investigation.

Interest expense in 1995 increased $1.3 million as compared to 1994 primarily due to higher levels of short-term debt and higher interest on the Company's Purchased Gas Adjustment (PGA) balance in the current period. These increases were partially offset by savings resulting from the retirement of higher rate long-term debt. Interest expense in 1994 decreased $0.8 million as compared to 1993 partly due to lower interest on long-term debt resulting from the retirement of the $15 million first mortgage bond in April, 1993. Additionally, there was lower interest expense on the Company's PGA balance in 1994.


LIQUIDITY AND CAPITAL RESOURCES

Expenditures for utility plant totaled $25.3 million in 1995 reflecting a $2.5 million increase from 1994 and was primarily attributable to plant additions.

Cash flow (defined as net income adjusted for non-cash items such as depreciation, deferred income taxes and the Company's non-cash equity earnings from investments) represents the cash generated from operations available for capital expenditures, dividends and other needs. Cash flows from operating activities increased $6.7 million in fiscal 1995 compared to fiscal 1994, and increased $0.7 million in fiscal 1994 compared to fiscal 1993.

The seasonal nature of gas revenues, inventory purchases and construction expenditures create a need for short-term borrowing to supplement internally generated funds. Yankee Gas has arranged a $60 million revolving line of credit with a group of five banks whereby funds may be borrowed on a short-term revolving basis using either fixed or variable rate loans. Yankee Gas also has an additional $27 million of credit lines available on an uncommitted basis. Yankee Gas had $17.7 million and $17.3 million outstanding under its agreements at September 30, 1995 and 1994, respectively. In addition, Yankee Energy (parent) had $10.8 million and $7.3 million outstanding on a $15 million line of credit at September 30, 1995 and 1994, respectively. The weighted average interest rates on short-term borrowings at September 30, 1995 and 1994 were 6.0 percent and 5.4 percent, respectively.

The long-term credit needs of Yankee Gas are being met by a first mortgage bond indenture that provides for the issuance of bonds from time to time as the need arises, subject to certain issuance tests. At September 30, 1995, indenture requirements, including the required coverage ratio, would allow for the issuance of an additional $61.0 million of bonds at an assumed interest rate of
7.37 percent.

On April 1, 1995, Yankee Gas redeemed all $18,000,000 Series A Tranche B First Mortgage Bonds which matured on that date. The Company used cash on hand and short-term bank debt to redeem the bonds. On June 30, 1995, Yankee Gas issued $20 million principal amount of Series D First Mortgage Bonds through a private placement. The bonds were sold by the initial purchaser to "qualified institutional buyers" as defined in and pursuant to Rule 144A under the Securities Act of 1933. The bonds will mature June 1, 2005 and interest is payable at an annual rate of
6.75 percent. Net proceeds from the sale of the bonds were used to repay short-term indebtedness incurred to redeem Yankee Gas Series A Tranche B Bonds, which matured April 1, 1995, and to reduce short-term debt.

On July 1, 1994, Yankee Gas redeemed all 600,000 outstanding shares of its 9.125 percent cumulative preferred stock, $25 par value. The Company used cash on hand to pay both the $15 million par amount and the early redemption premium of $879,900.

On November 4, 1994, Yankee Energy filed a Form S-3 registration statement with the Securities and Exchange Commission to issue up to 1,200,000 shares of common stock under its proposed Shareholder Investment Plan (Plan). The Plan, which became effective January 25, 1995, provides existing shareholders and their family members the ability to acquire shares of common stock through dividend reinvestment or voluntary cash purchases. The Plan provides the Company the option to use new shares of common stock or market purchases. The Company issued 108,839 new shares which provided 2.3 million of new equity funding in fiscal 1995. The new equity was used primarily to provide capital contributions to the Company's nonregulated subsidiaries.

At September 30, 1995, Housatonic's investment in Iroquois, including its non-cash equity portion, was $19.6 million. On November 1, 1992, a $20 million bank credit agreement utilized by Housatonic for purposes of making its equity contributions to Iroquois converted to a three-year variable rate term loan requiring annual sinking fund payments. At September 30, 1995, Housatonic had $2.0 million outstanding on this agreement which was paid on November 1, 1995.

The Company's estimated construction expenditures for the fiscal years 1996 through 2000 are $151 million, including $34 million for 1996. Approximately $20 million, including $3.0 million for 1996, of the total estimated construction expenditures is expected to be invested in independent power production projects through the Company's nonregulated subsidiary, YESCo. The 1996 construction expenditures are expected to be financed by a combination of internally generated funds and short-term borrowings. For Yankee Gas, long-term debt maturities and sinking fund requirements during this period total $47.8 million and are expected to be refinanced with additional debt issues as they come due.

The estimated expenditures discussed above for the five-year period 1996 to 2000 are exclusive of any expenditures for remediation of coal tar contamination. As more fully discussed in Note 8 to the Consolidated Financial Statements, the Company expects to incur additional expenditures for remediation efforts, most of which will be deferred for future recovery in rates. Depending upon the timing and extent to which such costs occur, the Company expects to finance such expenditures through a combination of internally generated funds and short-term debt. The Company is also pursuing recovery of costs from insurance.
It is too soon to determine the probability of recovery or the amount recoverable.

In September 1995, the Company authorized the formation of R.M. Services, Inc., which is Yankee Energy's fifth nonregulated subsidiary. The Company, capitalizing on Yankee Gas' credit and collection expertise, formed R.M. Services, Inc. to provide collection services to businesses and municipalities.

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

                                   Branko Terzic,
                                   Chairman, President and
                                   Chief Executive Officer


                                   Michael E. Bielonko,
                                   Vice President and
                                   Chief Financial Officer

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Yankee Energy
System, Inc.:

We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of Yankee Energy System, Inc. (a Connecticut corporation) and subsidiaries (the Company) as of September 30, 1995 and 1994, and the related consolidated statements of income, common shareholders' equity and cash flows, for each of the three years in the period ended September 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Yankee Energy System, Inc. and subsidiaries as of September 30, 1995 and 1994 and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1995, in conformity with generally accepted accounting principles.



Hartford, Connecticut                   Arthur Andersen LLP
November 21, 1995


YANKEE ENERGY SYSTEM, INC. AND SUBSIDIARIES
Consolidated Statements of Income
(Thousands of Dollars, except share information)

For the Years Ended September 30,   1995        1994       1993



Operating Revenues                 $293,996   $317,298   $302,657
Less: Cost of Gas                   155,378    168,816    157,816
                                   ________   ________   ________
  Revenues, net of cost of gas      138,618    148,482    144,841
                                   ________   ________   ________

Other Operating Expenses:
  Operations                         53,831     54,980     52,282
  Maintenance                         6,251      7,753      6,860
  Depreciation                       16,520     16,993     17,133
  Federal and state income taxes      9,406     14,624     14,643
  Taxes other than income taxes      21,444     22,844     23,359
  Organizational charges              5,391       -         -
                                   ________  ________  _________

  Total Other Operating Expenses    112,843   117,194    114,277
                                   ________  ________  _________

Operating Income                     25,775    31,288     30,564

Other Income, net                     2,088     3,184      3,008
                                   ________    _______   ________
Income Before Interest Charges       27,863    34,472     33,572

Interest Charges, net                15,505    14,165     14,996
                                   ________   ________   ________
Income Before Preferred Dividends
  and Redemption Premium             12,358    20,307     18,576

Preferred Dividends                      -        822      1,097
                                   ________   ________   ________
Income Before Redemption Premium     12,358    19,485     17,479

Premium on Early Redemption of
  Preferred Stock                        -        880      -
                                   ________   ________   ________
Net Income                          $12,358   $18,605    $17,479
                                   ________   ________   ________
                                   ________   ________   ________

Earnings per Common Share Before
  Redemption Premium                 $1.20      $1.89      $1.70
Effect of Redemption Premium on
  Earnings per Common Share              -      (0.08)        -
                                      _____      _____      _____
Total Earnings per Common Share      $1.20      $1.81      $1.70
                                      _____      _____      _____
                                      _____      _____      _____

Common Shares Outstanding
  (Average)                      10,332,447 10,287,683 10,287,683
                                 __________  _________  _________
                                 __________  _________  _________

The accompanying notes are an integral part of these financial statements.


YANKEE ENERGY SYSTEM, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
(Thousands of Dollars)

At September 30,                                1995       1994

ASSETS
Utility Plant, at original cost               $488,540   $468,202
  Less: Accumulated provision for depreciation 174,522    164,327
                                               _______    _______
                                               314,018    303,875
  Construction work in progress                 10,852     11,188
                                               _______    _______
     Total Net Utility Plant                   324,870    315,063
                                               _______    _______
Other Property and Investments                  30,565     28,609
                                               _______    _______

Current Assets:
  Cash and temporary cash investments              725        602
  Accounts receivable, less accumulated
     provision for uncollectible accounts of
     $5,481 in 1995 and $5,444 in 1994          22,044     21,412
  Fuel supplies                                 10,611     10,936
  Other material and supplies                    1,625      1,550
  Recoverable gas costs                          1,713        429
  Accrued utility revenues                       5,638      5,751
  Prepaid Taxes                                    281      3,352
  Other                                          4,069      3,933
                                               _______    _______
     Total Current Assets                       46,706     47,965
                                               _______    _______

Deferred Gas Costs                               2,261      4,338
Recoverable Environmental Cleanup Costs         38,331     36,467
Recoverable Income Taxes                        27,575     32,198
Recoverable Postretirement Benefits Costs        2,390      1,419
Other Deferred Debits                            6,603     15,459
                                              ________   ________
     Total Assets                             $479,301   $481,518
                                              ________   ________
                                              ________   ________



CAPITALIZATION AND LIABILITIES

Capitalization (see accompanying statements):
  Common shareholders' equity                 $151,753   $149,547
  Long-term debt                               141,049    126,966
                                               _______    _______
     Total Capitalization                      292,802    276,513
                                               _______    _______

Current Liabilities:
  Notes payable to banks                        28,525     24,600
  Long-term debt - current portion               5,917     26,667
  Accounts payable                              18,300     17,805
  Accrued interest                               3,569      4,124
  Refundable gas costs                             697        106
  Pipeline transition costs payable                962        573
  Other                                          5,593      4,483
                                               _______    _______
     Total Current Liabilities                  63,563     78,358
                                               _______    _______

Accumulated Deferred Income Taxes               39,513     41,439
Unfunded Deferred Income Taxes                  27,557     32,150
Accumulated Deferred Investment Tax Credits      9,457      9,835
Reserve for Environmental Cleanup Costs         35,000     35,000
Unfunded Postretirement Benefits Costs           2,390      1,419
Other Deferred Credits                           9,019      6,804

Commitments and Contingencies (Note 8)

                                              ________   ________
     Total Capitalization and Liabilities     $479,301   $481,518
                                              ________   ________
                                              ________   ________

The accompanying notes are an integral part of these financial statements.


YANKEE ENERGY SYSTEM, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(Thousands of Dollars)
For the Years Ended September 30,         1995     1994    1993

Cash Flows From Operating Activities:
Income before preferred dividends       $12,358  $20,307 $18,576
Adjusted for the following:
  Depreciation                           16,520   16,993  17,133
  Equity earnings from investments       (2,552)  (3,352) (3,443)
  Deferred income taxes, net             (1,545)   3,191  11,815
  Deferred gas costs activity and other
    non-cash items                       10,609   (9,203) (8,221)
  Changes in working capital:
   Accounts receivable and
     accrued utility revenues              (519)  (1,933) (2,172)
   Accounts payable                         495    1,066   4,196
   Accrued taxes                          3,071      542  (6,246)
   Other working capital (excludes cash)     20    4,103    (614)
                                         ______  _______  _______
Net cash provided by
 operating activities                    38,457   31,714  31,024
                                        _______  _______  _______

Cash Flows From Financing Activities:
  Net proceeds from common
    stock issuance                        2,308      -    21,544
  Net proceeds from long-term debt       20,000      -    19,790
  Early redemption-preferred stock           -   (15,000)    -
  Retirement of long-term debt          (26,667)  (8,667)(20,750)
  Net increase (decrease) in
   short-term debt                        3,925   24,600 (15,300)
  Cash dividends-preferred stock             -      (822) (1,097)
  Early redemption premium -
   preferred stock                           -      (880)     -
  Cash dividends-common stock           (12,808) (12,242)(11,659)
                                        _______  _______  _______
Net cash used for financing activities  (13,242) (13,011) (7,472)
                                        _______  _______  _______

Investment In Plant and Other:
  Utility Plant, net of allowance for
    other funds used during construction(25,311) (22,790)(21,501)
  Other property and investments         (1,251)  (5,703) (1,779)
  Iroquois distributions                  1,470    3,883   5,775
                                        _______  _______  _______
Net cash used for plant and
  other investments                     (25,092) (24,610)(17,505)
                                        _______  _______  _______

Net Increase (Decrease) In Cash and
  Temporary Cash Investments For The Year   123   (5,907)  6,047
Cash and Temporary Cash Investments,
  beginning of year                         602    6,509     462
                                        _______  _______  _______
Cash and Temporary Cash Investments,
  end of year                            $  725   $  602  $6,509
                                        _______  _______  _______
                                        _______  _______  _______


Supplemental Cash Flow Information:
  Cash paid during the year for:
  Interest, net of amounts capitalized  $14,412  $14,420 $15,778
  Income taxes                          $ 8,681  $11,195 $10,147

The accompanying notes are an integral part of these financial statements.


YANKEE ENERGY SYSTEM, INC. AND SUBSIDIARIES
Consolidated Statements of Capitalization
(Thousands of Dollars)

At September 30,                                1995       1994

Common Shareholders' Equity:
  Common shares - $5 par value, authorized
    20,000,000 shares; 10,396,522 and
    10,287,683 shares outstanding at
    September 30, 1995 and 1994                $51,982   $51,438
  Capital surplus, paid in                      86,965    85,294
  Unearned compensation-restricted
    stock awards (a)                              (103)     (144)
  Retained earnings                             14,709    15,159
  Employee stock ownership plan guarantee (b)   (1,800)   (2,200)
                                               _______   _______
    Total Common Shareholders' Equity          151,753   149,547
                                               _______   _______

Long-Term Debt:

 First Mortgage Bonds (c)
    Maturity        Interest Rates

      1995                9.86%                      0    18,000
      1997                9.90%                 30,000    30,000
      2004               10.03%                 30,266    33,633
      2019               10.07%                 19,000    19,000
      2022                8.48%                 20,000    20,000
      2023                8.63%                 20,000    20,000
      2025                6.75%                 20,000         0
                                             ________  ________
Total First Mortgage Bonds                    139,266   140,633

Term Loan Agreement, variable rate,
   due November, 1995 (c)                       2,000     6,750

Note Purchase Agreement, 9.55%,
   due November, 2000 (c)                       3,900     4,050

Guarantee of Employee Stock Ownership Plan
   Term Loan Agreement, 10.38%,
   due July, 1999 (b)                            1,800     2,200
                                               _______   _______
Total Long-Term Debt                           146,966   153,633
Less amounts due within one year (b)(c)          5,917    26,667
                                               _______   _______

Long-Term Debt, Net                            141,049   126,966
                                               _______   _______

Total Capitalization                          $292,802  $276,513
                                              ________  ________
                                              ________  ________


(a) Consistent with the terms of the Non-Employee Directors' Restricted Stock Plan, incentive awards of 1,050 shares of restricted common stock were granted to Directors during 1995. Under the Long-Term Incentive Compensation Plan the market value of the restricted stock awards has been recorded as unearned compensation and is shown as a separate component of shareholders' equity. The earned compensation is charged to administrative and general expense as shares become vested. Earned compensation was approximately $132,000 for fiscal 1995 and $171,000 for fiscal 1994.

(b) On July 20, 1989, Yankee Energy became guarantor of a term loan agreement between the Trustee for the Company's 401(k) Employee Stock Ownership Plan (ESOP), and a commercial bank, in the amount of $4,000,000. The proceeds were used by the Trustee exclusively to acquire outstanding shares of Yankee Energy common stock pursuant to the terms of the Company's ESOP. The final maturity date of the agreement is July 1, 1999 with an annual sinking fund requirement of $400,000 for the fiscal years 1996 through 1998 and $600,000 for the 1999 fiscal year.

(c) Long-term debt maturities and cash sinking-fund requirements on debt outstanding at September 30, 1995 for each of the fiscal years 1996 through 2000 (excluding the ESOP sinking fund requirement) are $5,517,000. $33,517,000, $3,517,000, $3,517,000
and $4,467,000, respectively.

The accompanying notes are an integral part of these financial statements.


YANKEE ENERGY SYSTEM, INC. AND SUBSIDIARIES
Consolidated Statements of Common Shareholders' Equity
(Thousands of Dollars)

                                             Employee
                                             Stock
                         Capital   (a)       Ownership
               Common    Surplus,  Retained  Plan
               Shares    Paid In   Earnings  Guarantee  Total
Balance at
September
30, 1992       $30,417   $84,498   $ 2,976   $(3,000)  $114,891

Net Income                          17,479               17,479

Issuance of
775,000 common shares -
$5 par value     3,875    18,794                         22,669

Three-for-two
stock split (b) 17,146   (17,146)                           --

Cash dividends
on common
shares - $1.13
per share (b)                      (11,659)             (11,659)

Employee stock
ownership plan
loan repayment                                   400        400

Common stock
issuance expenses         (1,125)                        (1,125)

Unearned compensation-
restricted stock
awards (c)                   (97)                           (97)

Amortization of
preferred stock
issuance expenses              6                              6
                 _____    ______    ______    ______    _______
Balance at
September
30, 1993        51,438    84,930     8,796    (2,600)   142,564

Net Income
before redemption
premium                             19,485               19,485

Cash dividends on
common shares -
$1.19 per share (b)                (12,242)             (12,242)

Employee stock
ownership plan
loan repayment                                   400        400

Unearned compensation-
restricted stock
awards (c)                   137                            137

Amortization of
preferred stock
issuance expenses             83                             83

Early redemption premium
on preferred stock (d)                (880)                (880)
                 _____    _____     ______    ______    _______
Balance at
September
30, 1994        51,438    85,150    15,159    (2,200)   149,547

Net Income                          12,358               12,358

Issuance of 108,839
common shares -
$5 par value       544     1,764                          2,308

Cash dividends
on common shares -
$1.24 per share                    (12,808)             (12,808)

Employee stock
ownership plan
loan repayment                                   400        400

Common stock
issuance expenses             (92)                           (92)

Unearned compensation -
restricted stock
awards (c)                     40                             40

                 ______   _______   ______    ______    ______
Balance at
September
30, 1995       $51,982   $86,862   $14,709   $(1,800)  $151,753

               _______   _______   _______   _______   ________
               _______   _______   _______   _______   ________


(a) Yankee Gas has dividend restrictions imposed by its Bond Purchase Agreements. At September 30, 1995, retained earnings available for common dividends under the terms of the Series A agreement totaled approximately $23.9 million and $34.3 million under the terms of the Series B and C agreements.

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

YANKEE ENERGY SYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 1)   Summary of Significant Accounting Policies


The Company: Yankee Energy System, Inc. (Yankee Energy or the Company) is a holding company, headquartered in Connecticut, whose principal operating subsidiary is Yankee Gas Services Company (Yankee Gas). Yankee Gas provides retail distribution of natural gas to a service area comprising 67 cities and towns in Connecticut which cover approximately 2,200 square miles. The Company has five nonregulated subsidiaries: Housatonic Corporation (Housatonic) which owns a 10.5 percent equity interest in the Iroquois Gas Transmission System, L.P. (Iroquois); NorConn Properties, Inc. (NorConn) which owns selected system real estate; Yankee Energy Financial Services Company (Yankee Financial) which provides certain customers with financing to promote the sale of natural gas; Yankee Energy Services Company (YESCo) whose purpose is to encourage additional natural gas sales in special applications to large customers and to make capital investments in such projects, including on-site electric generation; and R.M. Services, Inc. (R.M. Services) which was formed to provide collection services to businesses and municipalities.

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements of Yankee Energy include the accounts of all subsidiaries. Intercompany transactions have been eliminated in consolidation.

PUBLIC UTILITY REGULATION: Yankee Gas is subject to regulation for rates and other matters by the Connecticut Department of Public Utility Control (DPUC) and follows accounting policies prescribed by the DPUC. The Company prepares its financial statements in accordance with generally accepted accounting principles which includes the provisions of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certan Types of Regulation," (FAS 71). FAS 71 requires a cost-based, rate-regulated enterprise such as Yankee Gas to reflect the impact of regulatory decisions in its financial statements. The DPUC, through the rate regulation process, can create regulatory assets that result when costs are allowed for ratemaking purposes in a period other than the period in which the costs would be charged to expense by an unregulated enterprise.

Following the provisions of FAS 71, the Company has recorded regulatory assets or liabilities as appropriate primarily related to deferred gas costs, pipeline transition costs, hardship customer receivables, environmental cleanup costs, income taxes and postretirement benefits costs. The specific amounts related to these items are disclosed in the consolidated balance sheets.

Yankee Gas continues to be subject to cost-of-service based rate regulation by the DPUC. Based upon current regulation and recent regulatory decisions, the Company believes that its use of regulatory accounting is appropriate and in accordance with the provisions of FAS 71. Iroquois is subject to regulation by the Federal Energy Regulatory Commission (FERC).

REVENUES: Revenues are based on authorized rates applied to each customer's use of gas. Rates can be changed only through a formal proceeding before the DPUC. At the end of each accounting period, a revenue estimate for the amount of gas delivered but unbilled is accrued.

DEPRECIATION: The provision for depreciation is calculated using the straight-line method based on estimated remaining useful lives of depreciable utility plant in service, adjusted for net salvage value and removal costs as approved by the DPUC. The depreciation rates for the several classes of plant in service are equivalent to an overall composite rate of 3.4 percent in fiscal year 1995, 3.7 percent in fiscal year 1994 and 3.9 percent in fiscal year 1993.

PURCHASED GAS ADJUSTMENT CLAUSE (PGA): The DPUC-approved rates include an adjustment clause under which gas costs above or below base rate levels are charged or credited to customers. As prescribed by the DPUC, differences between the actual purchased gas costs and the current cost recovery are deferred and recovered or refunded over future periods.

EQUITY ACCOUNTING: The Company accounts for Housatonic's investment in Iroquois and YESCo's investments in two cogeneration facilities using the equity method, recording their proportionate share of earnings (losses) with corresponding increases (decreases) in their investment. Distributions received reduce the carrying amount of these investments.

INCOME TAXES: Differences exist between the periods in which transactions affect income in the financial statements and the periods in which they affect the determination of income subject to tax. The tax effect of such timing differences is accounted for in accordance with the ratemaking treatment required by the DPUC.

Effective October 1, 1993, Yankee Energy adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," (FAS 109). FAS 109 supersedes previously issued income tax accounting standards. Yankee Energy recorded a deferred tax liability and a regulatory asset of $27.6 million and $32.2 million at September 30, 1995 and 1994, respectively, representing the probable future rate recovery from customers when such deferred tax liability becomes payable. The deferred tax liability primarily represents certain temporary differences between the book and tax basis of utility plant for which deferred taxes had not previously been recorded in accordance with the regulatory rate practices of the DPUC. The adoption of FAS 109 did not have a material effect on the Company's results of operations or financial position.

POSTRETIREMENT BENEFITS: Effective October 1, 1993, Yankee Energy adopted the provisions of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," (FAS 106). The provisions of FAS 106 require that Yankee Energy record the cost of postretirement benefits over the employees' active service periods rather than on a pay-as-you-go basis as was Yankee Energy's prior practice. The adoption of FAS 106 increased assets and liabilities but did not have a negative impact on the Company's results of operations or financial position.

LONG-LIVED ASSETS: In March 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-
Lived Assets and for Long-Lived Assets to Be Disposed Of." This Statement imposes stricter criteria for regulatory assets and in evaluating that such assets be probable of future recovery at each balance sheet date. Yankee Energy does not expect this Statement to have a material impact on the financial position or results of operations of Yankee Energy based on the current regulatory structure in which Yankee Gas operates. This conclusion may change in the future as competitive factors influence wholesale and retail pricing in this industry.

CHANGES IN PREFERRED STOCK: On July 1, 1994, Yankee Gas redeemed all 600,000 outstanding shares of its 9.125 percent cumulative preferred stock, $25 par value. The Company used cash on hand to pay both the $15 million par amount and an early redemption premium of $879,900.

CHANGES IN COMMON STOCK: A three-for-two common stock split was effected by the June 28, 1993 distribution of one additional share of common stock for each two shares of common stock owned by shareholders of record on June 7, 1993. All fiscal 1993 per share amounts and numbers of common shares outstanding presented in this report have been restated to give retroactive effect to the stock split.

RECLASSIFICATIONS: Certain prior year amounts have been reclassified to conform with current year classifications.


Note 2)  Income Tax Expense


The components of the federal and state income tax provisions are:

Years Ended September 30,     1995      1994      1993
                                (Thousands of Dollars)

Charged to income:

Current income taxes:
  Federal                     $ 8,734   $ 8,496   $ 2,325
  State                         3,090     3,081     1,325
                              ________  _______   _______
     Total current             11,824    11,577     3,640
                              ________  _______   _______

Deferred income taxes, net:
  Investment tax credits         (377)     (377)     (377)
  Federal                        (108)    3,617     9,743
  State                        (1,060)      533     2,449
                              ________  _______   _______
     Total Deferred            (1,545)    3,773    11,815
                              ________  _______   _______

Total income tax expense      $10,278   $15,350   $15,455
                               _______   _______   _______
                               _______   _______   _______


The components of total income tax expense are classified as follows:


Charged to operating expenses $ 9,406   $14,624   $14,643

Charged to other income           872       726       812
                              _______   _______   _______
Total income tax expense      $10,278   $15,350   $15,455
                              _______   _______   _______
                              _______   _______   _______


Deferred income taxes are comprised of the tax effects of timing differences as follows:


Investment tax credits        $  (377)  $  (377)  $  (377)
Liberalized depreciation        4,602     3,789     3,581
Deferred gas costs             (5,631)      (57)    7,770
Alternative minimum tax
  and other                     (139)      418       841
                              _______    ______    ______

Deferred income taxes, net    $(1,545)  $ 3,773   $11,815
                              _______   _______   _______
                              _______   _______   _______


In accordance with required regulatory treatment, deferred income taxes are not provided for certain timing differences. This treatment, along with other items, causes differences between the statutory income tax rate and the effective income tax rate. These differences between the effective income tax rate recorded by the Company and the statutory federal tax rate are as follows:

                              1995      1994      1993

Federal statutory income
    tax rate                  35.0%     35.0%     34.8%
  Tax effect of differences:
  Depreciation                 5.6       3.5       5.1
  State income taxes net
    of federal benefit         6.1       6.0       7.6
  Effective tax rate
    adjustment                (1.8)      3.0      (2.0)
  Shared interest savings       -       (0.7)     (1.0)
  Property taxes                -        1.9       1.4
  Investment tax credit and
    excess deferred taxes     (1.7)     (1.1)     (1.1)
  Capitalized overheads         -        0.2       0.4
  Postretirement benefit
    contribution                -       (0.3)      2.0
  Bad debt reserve and
    amortization              (1.9)     (2.8)     (1.1)
  Litigation reserve           3.3        -         -
  Miscellaneous                 .7      (1.7)     (0.7)
                             _____     _____     _____
  Effective income tax rate   45.3%     43.0%     45.4%
                              ____      ____      ____
                              ____      ____      ____


Note 3)  Leases

Yankee Gas has entered into operating lease agreements for the use of office equipment, vehicles and buildings. For fiscal
1995, 1994 and 1993, these rental payments were $1,751,000, $1,739,000, and $1,762,000, respectively.

Future minimum rental payments, excluding associated costs such as property taxes, state use taxes, insurance, and maintenance, under long-term noncancelable leases as of September 30, 1995, are approximately:


                    Year              Operating Leases
                                   (Thousands of Dollars)

                    1996                $1,591
                    1997                 1,322
                    1998                 1,156
                    1999                   910
                    2000                   737
                    After 2000           2,690
                                        ______

                    Future minimum lease
                    payments            $8,406
                                        ______
                                        ______

Note 4)  Postretirement Benefits

The Company has a noncontributory defined benefit retirement plan covering all regular employees. Benefits are based on years of service and employees' highest consecutive sixty months of compensation during the last one hundred twenty months of employment. It is the Company's policy to fund annually an amount at least equal to that which will satisfy the requirements of the Employee Retirement Income Security Act and the Internal Revenue Code. No contributions were required or made in fiscal 1995 and 1994. Pension assets are invested primarily in equity securities and investment grade bonds.

The components of net pension cost were:


Years Ended September 30,          1995      1994      1993
                                     (Thousands of Dollars)

Service cost                       $1,817    $2,114    $1,928
Interest cost                       3,715     3,504     3,310
Net amortization                     (461)     (496)    2,376
Less:  Return on plan assets        5,094     5,242     7,606
                                   ______    ______    ______
Net pension cost (credit)          $  (23)   $ (120)   $    8
                                   ______    ______    ______
                                   ______    ______    ______

In addition, a cost of $2,734,000 was recognized as a result of special termination benefits under the pension plan. This amount is included in the Company's 1995 Statement of Income under the Organizational Charges category.

For calculating net pension cost, the Company used discount rates of 7.75 percent, 7.75 percent, and 8.5 percent for 1995, 1994 and 1993, respectively. The assumed long-term rate of return was 9.0 percent for all years and the compensation progression rate was assumed to be 4.5 percent, 5.0 percent, and 5.5 percent for 1995, 1994, and 1993, respectively.

Total pension cost, part of which was charged to utility plant, resulted in an expense of $62,000 for the year ended September 30, 1995, a credit of $35,000 for the year ended September 30, 1994, and an expense of $93,000 for the year ended September 30, 1993. Pension cost for 1995, 1994 and 1993 includes $85,000 in cost of living increases each year for Northeast Utilities (NU) retirees who were previously employed in the gas business operated by The Connecticut Light and Power Company (CL&P), a subsidiary of NU. These payments were agreed to at the time of divestiture from NU.

For calculating the plan's year-end funded status, the following assumptions were used:


Years Ended September 30,          1995      1994      1993
Discount rate                      7.75%     8.25%     8.50%
Expected long-term rate
  of return                        9.00%     9.00%     9.00%
Compensation/progression rate      4.50%     4.50%     5.50%


The following table represents the plan's funded status reconciled to the consolidated balance sheets:


At September 30,                        1995      1994
                                    (Thousands of Dollars)

Accumulated benefit obligation,
including $43,260 of vested benefits
at September 30, 1995 and $33,401 at
September 30, 1994                      $44,453   $34,691
                                        _______   _______
                                        _______   _______

Projected benefit obligation            $56,614   $45,832
Less:  Market value of plan assets       66,089    57,394
                                        _______   _______
Plan surplus                              9,475    11,562
Unrecognized transition amount             (875)     (961)
Unrecognized prior service costs            (31)      (34)
Unrecognized net gain                   (12,508)  (11,795)
                                        ________  ________
Accrued pension liability               $(3,939)  $(1,228)
                                        ________  ________
                                        ________  ________

During fiscal 1994, the Company adopted an Excess Benefit Plan
(EBP) that provides retirement benefits to executive officers and other key management staff. The EBP recognizes total compensation and service that would otherwise be disregarded due to Internal Revenue Code limitations on compensation in determining benefits under the regular retirement plan. The EBP also takes into consideration awards to some executives under the Northeast Utilities Executive Incentive Compensation Program.
The EBP is not funded and benefits are paid when due from general corporate assets.

Note 5)  Postretirement Benefits Other Than Pensions

The Company provides certain health care and life insurance benefits to its retired employees. On July 1, 1990, in accordance with terms of the divestiture, Yankee Gas began compensating the NU System for a portion of the NU System's liability for certain health care and life insurance expenses of retirees or surviving spouses. Yankee Gas and the NU System will share costs in a defined manner until June 30, 2005. The cost of providing those benefits for NU retirees was approximately $1,070,000 for the fiscal year ended September 30, 1995 and $969,000 and $869,000 for the comparable periods in 1994 and 1993, respectively.

Yankee Gas has established two Internal Revenue Code Section 501(c)(9) Voluntary Employee Beneficiary Association (VEBA) Trusts, one for union employees and one for non-union employees, to fund its future liabilities for retiree health care and life insurance benefits. Contributions to the VEBA Trusts totaled $1.728 million for fiscal 1995, and $0.772 million for fiscal 1994. Assets of the VEBA Trusts are invested primarily in equity securities and investment grade bonds.

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

The components of net postretirement benefits costs were:


Years Ended September 30,                     1995      1994
                                        (Thousands of Dollars)

Service cost                                 $  847    $  982
Interest cost                                 1,453     1,509
Net transition amortization                     876       876
Net other deferrals                             221      (301)
Less:  Return on assets                         698       (81)
                                             _______    ______
Net postretirement benefits costs            $2,699    $3,147
                                             ______     ______
                                             ______     ______

For calculating the plan's year-end funded status, as well as the ensuing year's postretirement benefits costs, the following assumptions were used:


Years Ended September 30,

                                        1995           1994

Discount rate                           7.75%          8.25%
Expected long-term rate of return       9.00%          9.00%
Health care cost trend rate
     - First year                      10.00%         11.00%
     - Ultimate                         5.00%          5.00%


Trend rates are assumed to decrease one percent per year until they reach the ultimate rate. A one percent increase in the weighted average trend rate assumption of health care claims would result in an nineteen percent increase in accumulated benefit obligations and a twenty-three percent increase in net periodic postretirement benefits costs.

The following table represents the postretirement benefit plan's funded status reconciled to the consolidated balance sheets:


At September 30,                        1995           1994
                                        (Thousands of Dollars)

Accumulated benefit obligation          $21,596        $20,177
Less:  Market value of assets             4,737          2,700
                                        _______         ______
Accumulated benefit obligation
  (greater than) plan assets            (16,859)       (17,477)
Unrecognized transition amount           15,358         16,234
Unrecognized net gain                    (2,186)        (1,473)
                                         ______         _______
Accrued postretirement benefit
   liability                            $(3,687)       $(2,716)
                                        ________       ________
                                        ________       ________

In November, 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Post-Employment Benefits," (FAS 112). This Statement, which was adopted during the first quarter of fiscal 1995, establishes accounting standards for employers who provide benefits, such as unemployment compensation, severance benefits and disability benefits, to former or inactive employees after employment but before retirement and requires recognition of the obligation for these benefits. There was no material impact on the Company's results of operations or financial position as a result of the adoption of FAS 112.

Note 6)  Short-Term Debt

Yankee Gas has arranged a $60 million revolving line of credit with a group of five banks whereby funds may be borrowed on a short-term revolving basis using either fixed or variable rate loans. Yankee Gas also has an additional $27 million of credit lines available on an uncommitted basis. Yankee Gas had $17.7 million and $17.3 million outstanding under its agreements at September 30, 1995 and 1994, respectively. In addition, Yankee Energy (parent) had $10.3 million and $7.3 million outstanding on a $15 million line of credit at September 30, 1995 and 1994, respectively. The weighted average interest rates on short-term debt at September 30, 1995 and 1994 were 6.0 percent and 5.4 percent, respectively.

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

The carrying amount of the Company's financial instruments and the estimated fair value at September 30, 1995 and 1994 are as follows:


September 30,          1995                   1994

               Carrying  Estimated      Carrying  Estimated
               Amount    Fair Value     Amount    Fair Value
                         (Thousands of Dollars)

First mortgage
  bonds        $139,266  $150,680       $140,633  $142,282
               ________  ________       ________  ________


The fair values shown above have been reported to meet the disclosure requirements of Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Values of Financial Instruments," and do not purport to represent the amounts at which those obligations would be settled.

Note 8)  Commitments and Contingencies

CONSTRUCTION PROGRAM: The Company's estimated construction expenditures for the fiscal years 1996 through 2000 are $151 million, including $34 million for fiscal 1996. The Company intends to use $131 million over this period, including $31 million for fiscal 1996, of these estimated construction expenditures to maintain the reliability of the distribution system in projects that will generate gas sales and transportation revenues. The remaining $20 million estimated, including $3.0 million for fiscal 1996, is expected to be invested in independent power production projects through the Company's nonregulated subsidiary, YESCo.

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

In addition, Iroquois, its environmental consultant and certain former Iroquois employees, remain subjects of a federal criminal investigation commenced in 1992. This investigation is being conducted by the U.S. Attorney's Office for the Northern District of New York in conjunction with the U.S. Environmental Protection Agency (EPA) and the Federal Bureau of Investigation (FBI). An FBI press release issued in July 1992 described the focus of the inquiry as whether Iroquois and possibly others violated federal environmental laws, provided false information or otherwise concealed information in conjunction with the construction of the base pipeline or otherwise used interstate mails or wire to commit a fraud in connection with the construction of the base pipeline. To date, no criminal charges have been filed. Iroquois management, however, believes and has represented to the Company that the pipeline construction and right-of-way activities were conducted in a responsible manner. However, Iroquois deems it probable that the U.S. Attorneys' Offices will seek indictments and in them substantial fines and other sanctions.

Iroquois and its counsel have met with and expect to continue to meet with those conducting the civil and criminal investigations, from time to time, both to gain an informed understanding of the focus and direction of the investigations in order to defend itself and to explore a range of possible resolutions acceptable to all parties.

Although it is not anticipated that the outcome of these proceedings will have a material impact on the Company, based on the information available at this time, management cannot predict what the ultimate impact might be. As mentioned in the Management's Discussion and Analysis section, the Company has recorded a $2.1 million provision representing Housatonic's share of Iroquois' estimated charge associated with resolution of the federal investigation of Iroquois concerning alleged environmental violations during construction of the Iroquois pipeline.

ENVIRONMENTAL MATTERS: The Company is subject to federal and state environmental regulation of its operations and properties. Such regulation may result in future environmental liabilities that may include significant expenses incurred to remove, contain or remediate contamination caused by operations of former manufactured gas plant sites.

Pursuant to an Environmental Liability Sharing and Indemnity Agreement, dated July 1, 1989, Yankee Gas and CL&P have allocated potential environmental liabilities at sites previously owned by CL&P and used in CL&P's gas business, and at sites not previously owned by CL&P but which had prior uses in CL&P's gas business. As part of that agreement, Yankee Gas and CL&P would share equally the costs of environmental remediation at sites owned by CL&P prior to July 1, 1989 and used in CL&P's gas business.
Additional on and off-site investigations of one such property began in fiscal 1993 and will continue in fiscal 1996. Following compilation of the additional data, a determination will be made on the need to remediate.

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

During 1993, the Company conducted additional research and began to prioritize the fourteen sites to further define any that may require remediation. The Company identified four sites that are likely to require remediation. The Company's proposed prioritization was submitted to the DEP. Extensive site investigations were then conducted at the four sites to define the exent of contamination and begin remedial plans. Remedial activity began at two sites during fiscal 1994 and will continue at those locations during fiscal 1996. Complete remediation of one of these properties is expected during fiscal 1996. In addition, the Company has developed a cost estimate for the remaining ten sites based on the probability of cleanup. As a result of this effort, the Company recorded a liability of $35 million in fiscal year 1993 for future environmental cleanup.

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

The Company also believes that it has valid claims for insurance recovery of remediation costs and is pursuing those claims against insurers.

TRANSITION COSTS - ORDER NO. 636: On April 8, 1992, the FERC issued Order No. 636 on pipeline restructuring. In essence, the FERC found that absent the unbundling of traditional merchant services, pipelines would not be able to achieve the FERC's long-term goal of open access and provide transportation services that are indifferent to the seller of the gas. Order No. 636, therefore, required all pipelines to implement restructuring of their services by the winter of 1993-94. The three major pipeline systems serving Yankee Gas (Iroquois, Tennessee Gas Pipeline Company and Algonquin Gas Transmission Company and its affiliate, Texas Eastern Transmission Company), have all restructured pursuant to the FERC directive. Iroquois was designed and constructed as a transportation-only pipeline, and as such, its restructuring has very minimal impact.

Order No. 636 acknowledges that the restructuring of the pipelines' traditional services will cause pipelines to incur transition costs in several areas and provides mechanisms for the pipelines to fully recover prudently incurred transition costs attributable to the implementation of Order No. 636.

On July 8, 1994, the DPUC issued a decision on the implementation of FERC Order No. 636 by the Connecticut Local Distribution Companies (LDCs). The DPUC is allowing the LDCs to offset the transition costs billed by pipelines under Order No. 636 with recoveries from capacity release activity, refunds or deferred gas costs credits for the 1992-93 period and all subsequent annual deferred gas costs, gas supplier refunds and fifty percent of off-system sales margins and interruptible margins earned in excess of target amounts. With the exception of all subsequent annual deferred gas costs credits, the DPUC has ordered that all transition cost recovery dollars be applied immediately on a monthly basis to the transition costs that have been or are subsequently billed. All subsequent annual deferred gas costs credits will be applied on an annual basis. If needed, a per unit surcharge will be applied to firm customers' bills.

Through September 30, 1995, Yankee Gas has paid approximately $14.0 million of transition costs and an additional $1.0 million are anticipated. To date, Yankee Gas has collected $23.1 million through a combination of gas supplier refunds, deferred gas costs credits and excess interruptible margins.

On September 12, 1995, a proposed settlement agreement between Yankee Gas and the Office of Consumer Counsel (OCC) was filed with the DPUC. This three-year settlement agreement provides for the retention of overcollected transition cost credits to offset certain deferred expenses. As a result of this proposed settlement agreement, Yankee Gas would stipulate that, except in the event of certain circumstances which would adversely affect Yankee Gas' financial condition, it would not increase its rates prior to September 30, 1998. As of December 18, 1995, no final decision had been rendered by the DPUC.

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

Yankee Gas has collected approximately $8.2 million of its current estimated take-or-pay cost of $8.4 million through September 30, 1995. This take-or-pay cost reflects a revised estimate from Algonquin during fiscal 1995. The collection was accomplished primarily by retaining gas supplier refunds and deferred gas costs credits that otherwise would have been refunded to customers as prescribed by a November 20, 1991, DPUC decision and through a surcharge applied to interruptible customers. Management expects to recover the entire remaining amount within the next fiscal year.

GAS SUPPLY HEDGING ACTIVITIES: The Company has gas service agreements with two customers to supply gas at fixed prices. Because the Company purchases gas on a variable price basis, it has found it necessary to hedge gas prices with derivatives to respond to customers' needs for long-term fixed pricing. Both agreements are similar in structure in that the Company executed a commodity swap contract with a commodity trading firm. Under a master commodity swap agreement, the price of a specified quantity of gas is fixed over the term of the gas service agreement with the customer. In both cases, the Company is acting an an agent using its credit to provide fixed pricing to its customers using a commodity swap. The Company's results of operations are unaffected by the hedge transaction given that it passes through the cost of the hedge to either the commodity trading firm or its customer depending on the difference in the fixed and floating prices for gas. Also, the customers are accountable for all costs incurred by the Company to execute and maintain the commodity swap contract.

Of the two gas service hedging agreements currently in force, only one is material relative to the significance of gas volumes being hedged. This agreement has a ten year term and requires the Company to supply approximately one BCF of gas per year, with relatively low margin, at a fixed price beginning August 1, 1995. The price is allowed to escalate by a predetermined rate every year after the first year. The commodity swap contract for this hedging agreement was executed August 17, 1994. The Company is responsible for margin calls collateralizing the commodity swap contract from August 17, 1994 through the term of the gas service agreement. Currently, the Company has a letter of credit in the amount of $4.5 million issued to the commodity trading firm collateralizing the commodity contract.

TAX/LEGAL ISSUES: The Company received revised tax bills from the City of Meriden, Connecticut (the City). The City is asserting a claim for the payment of back taxes and interest resulting from a retroactive reassessment and revaluation of the Company's personal property filings. The City did not locate or identify any property which the Company omitted from its filings. The tax bills reflect a reassessment of property at higher rates than those previously accepted by the City. The Company intends to vigorously contest the results of retroactive reassessment. Although it is not anticipated that the outcome of this claim will have a material impact on the Company, based on the information available at this time, management cannot predict what the ultimate impact might be.

In November 1995, a class action suit was filed against the Company and the state's two other local distribution companies
(LDCs), claiming the LDCs engaged in unfair trade practices. The action alleges that the LDCs unfairly competed with licensed plumbers and contractors by performing customer service work using customer service employees who did not possess state trade licenses.

The LDCs have asserted that such licenses are not required for this work based on a statutory exemption enacted in 1965 and amended in 1967. However, in a separate proceeding, a Connecticut Superior Court has upheld an administrative ruling against the LDCs' position, and the Company is participating in an appeal of that decision. In 1995, the Connecticut General Assembly enacted legislation that established on a going-forward basis a separate procedure for state certification of gas service employees.

The Company intends to vigorously defend this claim. While the ultimate results of the matters described above cannot be determined, management does not expect that they will have a material adverse effect on the Company's results of operations or financial position.

Note 9)   Acquisitions

On August 8, 1995, the Company's subsidiary, Yankee Energy Services Company, acquired all of the outstanding capital stock of BVA Cogen, Inc. (BVA). BVA is a developer of custom-designed cogeneration systems and the United States distributor for the Deutz MWM Gas-Driven Engine/Generator sets used for on-site electrical generation. The acquisition was accounted for using the purchase method. BVA's results of operations have been included in the consolidated results of operations since the date of acquisition. The impact of the acquisition and BVA's operations are not material to the financial condition or results of operations of the Company.

Note 10)  Quarterly Financial Data (Unaudited)

The following table provides information with respect to the consolidated quarterly results of operations for the fiscal years ended September 30, 1995 and 1994, and reflects the seasonal nature of the Company's operations. The results of any one quarter during the year are not indicative of the results of future quarters.


                              Quarter Ended
Fiscal Year 1995  December 31  March 31  June 30 September 30

     (Thousands of Dollars, except share information)

Operating
  Revenues          $82,284     $116,756  $55,101      $39,855



Operating Income     10,251       14,575    3,181       (2,232)

Net Income
  (Loss)              7,459       11,750      255       (7,106)

Earnings (Loss)
  per Common
  Share (2)           $0.73        $1.14    $0.02       $(0.69)



                              Quarter Ended
Fiscal Year 1994  December 31  March 31  June 30 September 30

Operating
  Revenues          $91,786     $134,369  $53,612      $37,531

Operating Income
  (Loss)             11,444       17,976    2,357         (489)

Net Income (Loss)(1)  8,359       14,922     (563)      (3,233)

Earnings (Loss) per
  Common Share (1)(2) $0.81        $1.45   $(0.05)      $(0.32)


(1) Exclusive of an $879,000 charge, or $0.08 per share, resulting from the early redemption of the Company's 9.125 percent cumulative preferred stock.


(2) Earnings (Loss) per common share were calculated on the average common shares outstanding of 10,332,447 and 10,287,683 for the twelve months ended September 30, 1995 and 1994, respectively.

YANKEE ENERGY SYSTEM, INC. AND SUBSIDIARIES
Selected Financial and Operating Data


September 30,  1995      1994      1993      1992      1991
Balance Sheet Data:
(Thousands)

Net Utility
 Plant         $324,870  $315,063  $308,384  $303,715  $287,841
Total Assets    479,301   481,518   441,293   393,227   356,269
Total
 Capitalization 292,802   276,513   311,197   277,391   250,012

Income and Share Data:
(Thousands except share data)

Operating
 Revenues      $293,996  $317,298  $302,657  $278,760  $234,458
Cost of Gas     155,378   168,816   157,816   150,616   114,037
Other O&M
 Expenses        59,326    62,733    59,142    56,246    55,009
Depreciation     16,520    16,993    17,133    16,086    14,039
Net Income (1)   12,358    19,485    17,479    13,135    10,844
Earnings
 per Share (1)    $1.20     $1.89     $1.70     $1.44     $1.28

Revenues:
(Thousands)
Gas:

Residential    $127,493  $140,403  $133,846  $124,435  $100,959
Commercial       88,983    95,286    93,045    85,920    69,746
Industrial       73,715    77,850    72,940    64,004    57,294
Miscellaneous     2,162     3,328     1,884     1,211     3,304
Transportation    1,631       431       942     3,190     3,155
  Total Gas    $293,984  $317,298  $302,657  $278,760  $234,458
Other                12       --        --        --        --
               ________  ________  ________  ________  ________
  Total Operating
   Revenues    $293,996  $317,298  $302,657  $278,760  $234,458

Sales and Transportation:
(Mcf-Thousands)

Firm:
   Residential   11,591    13,101    12,691    12,312    11,029
   Commercial     9,022     9,998     9,703     9,183     7,951
   Industrial    10,007    10,421     9,600     8,058     8,098
   Transportation   589       128       167     1,700     1,089
   Unbilled and
    other           793       245       129       (58)      (15)
                _______   _______    ______    ______    ______
    Total Firm   32,002    33,893    32,290    31,195    28,152

Non-Firm:
   Commercial     1,809     1,549     1,663     1,377     1,403
   Industrial     7,286     7,149     5,336     3,632     3,240
   Transportation 3,654       559     1,400     3,147     4,576
    Total
     Non-Firm    12,749     9,257     8,399     8,156     9,219
Total Sales and
 Transportation  44,751    43,150    40,689    39,351    37,371

Customers:
(Average)

Residential     156,539   155,874   155,385   154,934   154,116
Commercial (2)   19,167    19,156    19,139    19,056    18,928
Industrial (2)    2,145     1,980     1,893     1,885     1,872
Resale                1         1         1         1         1
  Total         177,852   177,011   176,418   175,876   174,917

Sources of Gas:
 (Mcf-Thousands)

Domestic         13,534    16,162     7,474     9,526    14,121
Canadian Gas
 Firm            24,283    24,440    23,970    11,016     1,837
Spot Market Gas   2,836     2,318     8,155    14,386    16,191
Produced Gas          9        30         6        15        63
Company Use/
 Unaccounted For   (154)     (488)     (608)     (377)     (487)
  Total          40,508    42,462    38,997    34,566    31,725


Peak Day Data:

Peak Day Send
 Out (Mcf per
 day) (3)       250,518   262,794   247,315   237,077   225,122
Peak Day Date   2/06/95   1/19/94   2/01/93   1/16/92   1/22/91
Peak Day
 Degree Days         59        55        54        55        56
Total Annual
 Heating
 Degree Days      5,595     6,454     6,232     5,995     5,198


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

(2) Transportation customers are included in these customer categories. Average transportation customers are as follows:
1995:27, 1994:17, 1993:25, 1992:51 and 1991:36.

(3) Converted from BTU-millions assuming 1,033 BTU per cubic foot. 1994 sendout includes one time delivery of 17,425 Mcf to Con Ed.

Inside Back Cover:

Shareholder and Stock Information

Annual Meeting
The Annual Meeting of Shareholders will take place on Friday, February 23, 1996, at 10:30 a.m. at the Ramada Plaza Hotel in
Meriden, Connecticut.

Market for Common Stock
As of November 29, 1995, there were 30,504 holders of record of Yankee Energy common stock. Yankee Energy s stock is quoted on the New York Stock Exchange (NYSE) under the symbol "YES" although it is frequently presented as "YanEnS" in various financial publications.


High and Low Stock Prices and Dividend Information ($/Share)
Year Ended September 30, 1994 High      Low       Dividend

First Quarter, 1994           29.25     24.00     0.290
Second Quarter, 1994          25.50     22.38     0.290
Third Quarter, 1994           25.38     20.00     0.305
Fourth Quarter, 1994          25.00     20.00     0.305

Year Ended September 30, 1995

First Quarter, 1995           22.63     20.38     0.305
Second Quarter, 1995          22.38     20.00     0.305
Third Quarter, 1995           22.88     19.50     0.315
Fourth Quarter, 1995          22.38     19.75     0.315


Dividends

Dividends are considered quarterly by the Board of Directors and, if declared, are payable at the end of March, June, September and December. The dividend record date is generally three weeks prior to the dividend payable date. Yankee Energy offers registered shareholders the ability to have quarterly dividends deposited directly into their bank account.

Shareholder Investment Plan

The Yankee Energy Shareholder Investment Plan is administered by the Company s stock transfer agent, Chemical Mellon Shareholder Services (Chemical Mellon). The Plan provides registered shareholders and their family members a convenient way to acquire shares of common stock. Shares can be purchased by having quarterly dividends automatically reinvested in additional shares or by sending in funds to purchase additional shares. In addition, holders of fewer than 100 shares may sell all their shares at any time for no fee. The Plan also offers charitable donation and share safekeeping services as well. Copies of the Plan are available from Chemical Mellon or Yankee Energy.

Transfer Agent

Shareholders who have questions about their accounts or desire to transfer their stock from one name to another should contact
Chemical Mellon at 1-800-288-9541 or write:

For Transfers and Transfer Inquiries:
Chemical Mellon Shareholder Services, L.L.C.
85 Challenger Road
Overpeck Centre
Ridgefield Park, NJ 07660

All Other Inquiries:
Chemical Mellon Shareholder Services
Transfer Services
P.O. Box 590
Pittsburgh, PA  15230

Yankee Energy News and Information

Yankee Energy has a toll-free news and information service which includes current news releases, a Chairman s message, earnings and dividend information as well as access to the transfer agent or the Company s Investor Relations Department.

                         1-800-YES-9989

Shareholders, interested investors and analysts may also contact
Yankee Energy by calling or writing to:

Steven P. Eschbach, CFA
Investor Relations Manager
Yankee Energy System, Inc.
599 Research Parkway
Meriden, CT 06450-1030
Phone 203-639-4459
Fax 203-639-4011

Yankee Energy will provide shareholders with a copy of its 1995
Annual Report to the Securities and Exchange Commission on Form
10-K, without charge, upon written request.

Back Cover:

Top Left:                Photo of race car and driver.
Top Right:               Partial picture of race car.
Background across top:   Blurred picture of race car

Bottom Left:             Yankee Energy Logo and list of company
                         and subsidiaries.

Yankee Energy System, Inc.
599 Research Parkway
Meriden, CT  06450-1030
203-639-4000

Yankee Energy Services Company
639 Research Parkway
Meriden, CT  06450-1030
203-639-4670

R. M. Services, Inc.
639 Research Parkway
Meriden, CT  06450-1030
203-639-4501

BVA Cogen, Inc.
33 Christa McAuliffe Blvd
Plymouth, MA  02360
508-746-5500

Middle Right:

Caption: Stock car racing is the fastest growing professional sport in America. And racing fans have shown that they are loyal brand-name customers. What better way to raise awareness and capture the spirit of the new Yankee Energy than by sponsoring a winning racing team. Pictured is driver Barry Gray next to the #29 pro-stock racing car. Behind is the Yankee Energy executives' pool car, powered by clean burning natural gas.