Form 10-K, Exhibit 13
period 1996-09-30
YANKEE ENERGY SYSTEM INC
filed 1996-12-04
CIK 849210

                                                  EXHIBIT 13

Cover:

     Background:         Photo features dancers from The Hartford
                         Ballet's production of "Fire & Ice:  A
                         Tribute to Russian Ballet" sponsored by
                         Yankee Energy System, Inc.

     Top Center:         Yankee Energy System, Inc.

     Top Right Third:    1996 Annual Report

     Full Cover Type:    Vertical words (14)(adjectives)
                         describing company attributes:

                              discipline
                              performance
                              service
                              talent
                              teamwork
                              skill
                              imaginative
                              commitment
                              integrity
                              initiative
                              power
                              preparation
                              strength
                              ingenuity

                         Horizontal word:  creative energy

Inside Front Cover:

     Company Profile

          Yankee Energy System, Inc. (YES or the Company) is a holding company, headquartered in Meriden, Connecticut, whose principal operating subsidiary is Yankee Gas
          Services Company (Yankee Gas).

          Yankee Gas provides retail distribution of natural gas to a service area comprising 68 cities and towns in Connecticut. The Company has four additional wholly-owned operating subsidiaries which either support the Company's core natural gas distribution business or allow the Company to expand its business of providing comprehensive energy services.

          Yankee Energy Services Company (YESCo), provides a full range of energy related services for its customers including consulting, fuel procurement management, and development of on-site generation and cogeneration systems as well as technical and operating support and equipment installation for power plants and boilerhouses. BVA Cogen, Inc. (YESCo BVA), acquired by YESCo in August, 1995, is a cogeneration developer with projects in operation throughout the Northeastern United States. YESCo Industrial Energy Services, Inc. (YESCo Industrial), acquired by YESCo in July, 1996, provides heating, ventilation and air conditioning services. YESCo Energy Consulting Services, Inc. (YESCo Consulting), incorporated as a subsidiary of YESCo in November, 1996, provides energy consulting and guidance in the selection of energy suppliers and related equipment and the purchase and transportation of energy for energy users.

          NorConn Properties, Inc. (NorConn), owns selected system real estate and leases to Yankee Gas.

          Yankee Energy Financial Services Company (Yankee
          Financial), provides energy equipment financing.

          R.M. Services, Inc. (RMS), provides receivables management services to utilities and other businesses nationwide.

          Housatonic Corporation (Housatonic), held a 10.5 percent ownership interest in the Iroquois Gas
          Transmission System, which it sold during the fiscal year.

     Right side of page:

          Contents

           1   Financial Highlights
           2   Chairman's Letter
           4   Yankee Energy System, Inc.
           6   Yankee Gas Services Company
           8   Yankee Energy Services Company
          12   Directors and Officers
          13   Financial and Statistical Section
          33   Shareholder and Stock Information

     Lower right:

          Graphic - Map of Connecticut highlighting Yankee Gas
                    Service Area

     Lower left:
          Description of cover -   Cover and background photos
                                   feature dancers from the
                                   Hartford Ballet's production
                                   of "Fire & Ice:  A Tribute to
                                   Russian Ballet", choreographed
                                   by Artistic Director Kirk
                                   Peterson, sponsored by Yankee
                                   Energy System, Inc.

End of Company Profile page.

Top Right:

Yankee Energy System, Inc. and Subsidiaries 1996 Annual Report 01


FINANCIAL HIGHLIGHTS

Years Ended September 30,          1996      1995      % Change

FINANCIAL (Thousands)
Operating Revenues                 $339,940   $294,022    15.6%
Net Income                           21,919     12,358    77.4%
Capital Expenditures                 30,031     26,562    13.1%
Net Utility Plant                   335,488    324,870     3.3%

COMMON STOCK (Per Share Data)
Earnings per Share                    $2.10      $1.20    75.0%
Stock Price (End of Year)            $22.88     $21.38     7.0%
Quarterly Dividend (End of Year)     $0.325     $0.315     3.2%
Yield (End of Year)                    5.7%       5.9%    (3.6)%
Common Shares Outstanding
  (Average)                      10,435,196 10,332,447     1.0%
Book Value Per Share (End of
     Year)                           $15.51     $14.60     6.3%

OPERATIONS
Sales and Transportation (MMcf)      47,274     44,751     5.6%
Degree Days (Normal 6,151)            6,302      5,595    12.6%
Customers (Average)                 178,972    177,852     0.6%



Bar graph at bottom of page showing the following information:



Book Value Per Share          Dividend Growth - Dividends Paid
                              ($/Share)
1992      $12.59              1992      $1.09
1993      $13.86              1993      $1.13
1994      $14.54              1994      $1.19
1995      $14.60              1995      $1.24
1996      $15.51              1996      $1.28


Upper left:    Photo of Branko Terzic, Chairman, President and
               CEO, Yankee Energy System, Inc. at The Bushnell,
               Hartford, Connecticut

Text:          Chairman's Letter

 Yankee? That s that aggressive gas company, isn't it? was the way one of our managers was greeted at a national conference. It was an appropriate observation. This past year my colleagues and I have made sure that the markets are aware of our Company and its accomplishments.

Thus, I am delighted to report to you, in my second annual letter, that earnings for the year were significantly higher than 1995. Earnings per share of $2.10 were up 75% from the $1.20 earned in 1995 and met financial community expectations.

Once again the weather played a predominant role in our earnings since it is a primary factor affecting the revenues of our principal subsidiary, Yankee Gas Services Company (Yankee Gas). Unlike last year, however, this year s weather was favorable for increased natural gas deliveries. Another factor contributing to this year's earnings was the operational efficiency gained from our business transformation process initiated in 1995.

The 1996 earnings include a net after tax gain of $0.24 per share on the sale of our minority interest in the Iroquois Pipeline. The decision to sell our interest in the Iroquois was based on the realization that we could continue to experience the full benefits of Iroquois gas transportation services by remaining a customer and on the need to redirect investments to businesses more directly compatible with our mission statement.

I am also pleased to report that the Board of Directors voted to increase the dividend from $1.26 to $1.30 per share on an annualized basis - the sixth consecutive year in which we have increased the dividend.

We enter this year with a well trained and professional management and employee team dedicated to increasing shareholder value through the careful management of both the tangible and intangible assets. This year the executive leadership team was expanded with the creation of the position of Vice President for Sales and Marketing. Steven P. Laden was elected to this new key position from a similar position in Texas based on his successful track record as a sales and marketing executive in both the telecommunications and natural gas industries.

I believe it is important that you know something about the Chief Executive Officer leading the management team. A graduate engineer, I joined the Company in September, 1994 with twenty-five years of experience in the industry including government service as Member of the Federal Energy Regulatory Commission


Running Across Bottom of Page(s):  Yankee Energy System, Inc.

Top Right:

Yankee Energy System, Inc. and Subsidiaries 1996 Annual Report 03


(1990-1993) and as Commissioner on the Wisconsin Public Service
Commission (1981-1986). In the private sector, I have held executive or consultant positions with Arthur Andersen, AUS
Consultants, American Appraisal Associates and Wisconsin Electric
Power Company.

This past year, I have been a frequent, and frequently quoted, speaker at industry events in North America before financial and industry audiences. The purpose has been to both introduce Yankee Energy System, Inc. (YES) as a relatively young company, to the investing public and to help determine its future by participating in national and international debates which will frame new rules for a more competitive energy industry. The results have been seen in increased coverage by analysts in affirmation of our corporate strategy.

My experience in consulting to telecommunications, electric, gas, water and other regulated industries and my travels around the world on behalf of clients, prior to my joining YES, have given me an opportunity to observe, worldwide, dramatic changes for regulated industries across a full range of ownership structures, regulatory environments and technologies.

Thus, I observe, at the local level, national trends being followed. Our principal subsidiary, Yankee Gas, has unbundled its gas supply and gas delivery services for all commercial and industrial customers as of April 1, 1996 by order of the Connecticut Department of Public Utility Control. Under the direction of Charles E. Gooley, Executive Vice President, Yankee Gas was well prepared for this change and is preparing for future changes in the areas of retail customer choice and service enhancements. Our investments in automatic meter reading and computer aided dispatch technologies will allow us to earn a competitive return as we evolve into an efficient and growing gas delivery system.

Another lesson observed is that unbundling utility services creates, for an innovative and creative energy service supplier, new opportunities for enhanced customer services and revenue growth in the areas of energy conversion, energy procurement, HVAC systems and related areas. This is why we have established Yankee Energy Services Company (YESCo) and assigned a veteran executive, Michael E. Bielonko, to this growing sector of the economy. Strategic acquisitions, such as YESCo Industrial Energy Services, Inc. and BVA Cogen, Inc. have been made and additional seasoned energy experts have been hired to serve customers needs in this growing market.

In closing, I would remark that we have chosen the theme of
 creative energy for this year s annual report because it captures the dynamic plan we have set into motion. I promise our shareholders that Yankee Energy System, Inc., will apply creative energy to achieve our goal of increasing shareholder value by providing imaginative and responsive solutions for the energy customer. After your review of this annual report I hope you share with me the confidence which I have in the strength of our plan and the ability of our people to succeed in our mission.

At "Yankee", we re happy to be known as that aggressive company at national conferences or in the marketplace.


Bottom Right:       Signature of Branko Terzic
                    Branko Terzic
                    Chairman, President
                    and Chief Executive Officer

Background:         Ballet Dancer

Top Right:          It takes teamwork and preparation to carry
                    out the Company's mission.

Top Center:         Photo of Branko Terzic.

Center Right:       Photo of Branko Terzic.

Bottom:             Photo of Branko Terzic conducting meeting.


Running Across Bottom of Page(s):  preparation

Top Right:

Yankee Energy System, Inc. and Subsidiaries 1996 Annual Report 05

Background:         Ballet Dancers

Top Right:          Photo Inset of Employees


YANKEE ENERGY SYSTEM, INC.

Last year was a year of change for YES. This year has been a year of action. We began the year with our strategies for growth largely in place. These strategies are based on our critical assessment of the energy industry, both locally and nationally, to determine how to position YES for a leadership role during a period of dynamic change within the industry.

Both the electric and gas industries are in the process of government restructuring, which will create greater competition for both commodities. Customers are now able to procure, competitively, the natural gas commodity and the transportation of that gas to the city gate. In the state of Connecticut, the sale of natural gas is opened to competition for commercial and industrial customers. We anticipate that in the next few years the sale of natural gas to residential customers will open to competition as well. We also believe that in the near future a similar option will be available to customers to purchase electricity. In preparation for this event we acquired a license from the Federal Energy Regulatory Commission to broker electricity when the state moves in that direction.

In this new competitive environment two directions are open to us: Sell the commodities themselves, or use our expertise to assist customers in making and moving their energy choices. We have opted not to pursue the commodity business, as we believe it will be dominated by the large national commodity firms, and thus offers us no real strategic advantage.

Yankee Energy System, Inc. was formed from the spin-off of the gas services division from Northeast Utilities. Consequently, in the beginning, nearly 100% of revenues came from the sales and distribution of natural gas within our service territory. The holding company structure of YES is allowing it to diversify beyond the narrow function of the delivery of natural gas into other areas where opportunities exist to create value and to gain a competitive advantage. Our efforts are now centered on building a future in which a larger percentage of our earnings will come from faster growing competitive areas. In the process, we are focusing exclusively on our areas of strength when we select and develop subsidiaries to enhance our performance.

Our strategy is to position ourselves as consultants to the customer for energy acquisition, and then to help the customer most efficiently use that energy. We intend to provide to the customer a package of energy alternatives from which to tailor the best solution to their energy problems. We are an excellent source of information for customers, and have all the necessary expertise to help them make complicated energy decisions. Future plans include expansion of the YES portfolio to include more energy conversion services and different kinds of delivered energy.

Background:         Ballet Dancers

Left Side:          Photo Inset of Employee

YANKEE GAS SERVICES COMPANY

As the primary economic driver for YES, Yankee Gas plays a pivotal role in our long-term plans. As we work to increase the economic viability of our new YES subsidiaries, the goal for Yankee Gas is not only to maintain, but improve its financial strength so that it can continue to provide a strong economic base. To achieve this goal, Yankee Gas has employed a three-pronged approach, set into motion in 1995: Re-organize operations to make them more customer-centered, reduce operating costs and increase sales.

Last year we initiated a total restructuring of the company to make our operations more customer-centered. Some major changes have been implemented. Among these are the consolidation of all the activities formerly directed from our three regional offices into coordinated customer-focused processes. The result is greatly improved efficiency in prioritizing projects and in the allocation of resources. In our customer services group, we are installing a computer system to dispatch service calls and manage our work force more efficiently. We have consolidated our telephone centers and up-graded our telephone technology to handle customer questions and problems more quickly and effectively.

Cost reduction was a major target of business transformation, a total re-engineering process which began last year and has seen vigorous implementation this year. The challenge has been to find new and better ways of accomplishing our basic services at the lowest cost possible, while striving to improve customer satisfaction. For example, although this year we closed Yankee Gas' six Connecticut business offices, we offset that by contracting with 48 agencies statewide to accept payments. Additionally, we purchased a mobile office to bring our services to customers in multiple locations. As a result, a change that might otherwise have been perceived by our customers as a loss of convenience has actually increased convenience while cutting operational costs. Proof of our continued success in meeting the challenge to become more cost-effective and more customer-centered at the same time is the fact that we have not raised our base rates to customers in four years.

Another major change this year is the consolidation of our marketing and sales divisions into one process under the direction of a new Vice President of Sales & Marketing, Steve n P. Laden. The strategy for the marketing division, in the pursuit of increased sales, is to improve customer satisfaction; to identify and pursue only the most profitable sales targets; and to make our customers more aware of the full scope of solutions natural gas offers to their total energy requirements.


Running across bottom of page(s):  discipline skill

Top Right:

Yankee Energy System, Inc. and Subsidiaries 1996 Annual Report 07

Background:         Ballet Dancers

Top Right:          Ingenuity and commitment to service are the
                    cornerstone of our growth and success.

Top Right:          Photo Inset of Employee

Center Left:        Photo Inset of Employee

Bottom:             Photo of Employees at Gas Control Center

Background:         Ballet Dancers

Top Left:           Employee talent and skill have allowed us to
                    establish our consulting subsidiary.

Top Left:           Photo Inset of Employee

Center:             Photo Inset of Employees

Bottom:             Photo of Employees at computers

Running across bottom of page(s):  teamwork ingenuity

Top Right:

Yankee Energy System, Inc. and Subsidiaries 1996 Annual Report 09


Background:         Ballet Dancers

Center Right:       Photo Inset of Employee


YANKEE ENERGY SERVICES COMPANY

The establishment of YESCo has provided Yankee Energy System, Inc. with a highly flexible umbrella under which to pursue the strategic goals for company growth established last year. The specific task set forth for YESCo at that time was to become a full-service provider of energy solutions for customers. Since then we have successfully moved toward the realization of that goal, through acquisition, and by converting some of the Company's valuable intellectual assets into new sources of income.

Our plan was to assemble a group of companies to help customers plan for their energy acquisitions; acquire energy; design, construct and operate their energy conversion devices; and manage and maintain their energy equipment. At the beginning of last year we began an exhaustive search for companies that would fit into specific parameters we have set for acquisition. The companies we have assembled to date in the implementation of our acquisition plans provide most of the steps critical to the energy conversion process. We began with the acquisition last year of YESCo BVA , which gave us the capability of providing to customers a broad range of services related to the on-site generation of energy. This year we acquired YESCo Industrial, a well-established manufacturers' representative and equipment service company that provides heating, ventilation and air conditioning services, and is a designer of automated temperature control systems for the commercial and industrial market. The acquisition of YESCo Industrial gives us the ability to help customers maintain their energy equipment and to sell them energy conversion and other related equipment.

This year also saw the establishment of a consulting arm under the YESCo umbrella. The consulting division was initially established to help customers deal with the unbundling of the natural gas industry in Connecticut. YESCo Consulting is now rapidly evolving into a general energy consulting service, helping customers not only in the selection of an energy supplier and the purchase and transportation of energy, but also in the selection of the best type of energy and related equipment.

Our new plant operations and management division will take on the engineering, procurement and construction responsibilities for YESCo, and will also be capable of taking over the total operation of a plant for customers seeking to out source the running of their energy facilities.

Background:         Ballet Dancers

Bottom Left:        Photo Inset of Employee


A second part of our strategy is to capitalize on areas of expertise developed internally and make them available to a wider market, thus creating additional revenue streams. This year, for example, we took the expertise we had developed internally in the area of collections and receivable management and established a separate subsidiary, R.M. Services, Inc. (RMS) which has sold those services to other utilities.

Yankee Energy Financial Services Company, YES' financing subsidiary has expanded its mission this year to provide financial services, not only to Yankee Gas, but also to the companies in the YESCo group. This will enable us to specify and finance the appropriate equipment for the customer, providing "one-stop shopping" and increased convenience to our customers.

This assembly of companies has created powerful synergies within the group. We are not only able to offer our customers a full range of energy services, but each subsidiary is in a position to provide sales leads to other divisions within YESCo. In addition, each is in a position to bring new customers to Yankee Gas and to help increase sales to existing customers. This complementary relationship between the YESCo companies is expected to be a key factor in the shaping of future growth and earnings for YES.

The combination of services now offered under the YESCo banner strongly positions us to achieve the goals set forth in our new mission statement: To provide imaginative and responsive solutions for the energy market. As we move forward into this exciting and challenging energy environment, we will continue to look for opportunities that will contribute to the existing synergies we have created and further enhance YES as a complete energy services company. We approach the coming year with confidence, enthusiasm and optimism, as our dynamic vision for the creation of a full service energy company capable of capturing a position of leadership in tomorrow's energy marketplace comes closer to fruition.

Running across bottom of page(s):  strength talent

Top Right:

Yankee Energy System, Inc. and Subsidiaries 1996 Annual Report 11

Background:         Ballet Dancers

Acquisitions such as YESCo BVA and YESCo Industrial have strengthened our performance in the energy market.

Top Center:         Photo Inset of Employee

Left Center:        Photo Inset of Employees

Bottom:             Photo of Employees inspecting engines

DIRECTORS & OFFICERS

BOARD OF DIRECTORS

Branko Terzic 1
Chairman and Chief Executive Officer
Yankee Energy System, Inc.
Meriden, CT

Sanford Cloud, Jr. 2,3
President and Chief Executive Officer
The National Conference of Christians and Jews, Inc.
New York, NY

Eileen S. Kraus 2,4,5
Chairman, Connecticut
Fleet National Bank
Hartford, CT

Frederick M. Lowther 4,5
Partner
Dickstein, Shapiro, Morin & Oshinsky, LLP
Washington, D.C.

Leonard A. O'Connor 2,3
Retired Vice President and
Chief Financial Officer
Yankee Energy System, Inc.
Meriden, CT

Emery G. Olcott 1,4,5
President and Chief Executive Officer
Canberra Industries, Inc.
Meriden, CT

Nicholas L. Trivisonno 1,2,3
Chairman and Chief Executive Officer
ACNielsen
Stamford, CT

Patricia M. Worthy 2
Professor
Howard University
School of Law
Washington, D.C.

Top Right:     Photo of Directors listed above.


OFFICERS OF YANKEE ENERGY SYSTEM, INC.

Branko Terzic
Chairman, President and Chief Executive Officer

Charles E. Gooley
Executive Vice President

Michael E. Bielonko
Vice President and Chief Financial Officer

Ellen J. Quinn
Vice President, Administration

Thomas J. Houde
Vice President, Rates and Resource Planning

Mary J. Healey
Vice President, General Counsel & Secretary

Steven P. Laden
Vice President, Sales and Marketing

Nicholas A. Rinaldi
Controller

Sarah K. Sanders
Treasurer

Bottom Right:  Photo of Officers listed above.


Bottom Right:  Committees of the Board

               1    Executive
               2    Audit
               3    Finance
               4    Organization and Compensation
               5    Committee on Board Affairs

Top Right:     13


FINANCIAL INFORMATION

     CONTENTS


     14   Management's Discussion and Analysis


     18   Management and Independent Public Accountants Reports


     19   Consolidated Statements of Income


     20   Consolidated Balance Sheets


     21   Consolidated Statements of Cash Flows


     22   Consolidated Statements of Capitalization


     23   Consolidated Statements of Common Shareholders' Equity


     24   Notes to Consolidated Financial Statements


     32   Selected Financial and Operating Data

Top Left:      14

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Financial Condition

OVERVIEW

Yankee Energy System, Inc. (YES or the Company) is a holding company, headquartered in Connecticut, whose principal operating subsidiary is Yankee Gas Services Company (Yankee Gas). Yankee Gas provides retail distribution of natural gas to a service area comprising 68 cities and towns in Connecticut which cover approximately 2,300 square miles. The Company has four additional wholly-owned operating subsidiaries which support the Company's core natural gas distribution business or allow the Company to expand its business of providing comprehensive energy services:
Yankee Energy Services Company (YESCo), whose purpose is to provide a full range of energy related services for its customers including consulting, fuel procurement management, and development of on-site generation and cogeneration systems as well as technical and operating support and equipment installation for power plants and boilerhouses; NorConn Properties, Inc. (NorConn), which owns selected system real estate; Yankee Energy Financial Services Company (Yankee Financial), which provides energy equipment financing; and R.M. Services, Inc. (RMS), which provides receivables management services to utilities and other businesses. In addition, the Company's wholly-owned subsidiary, Housatonic Corporation (Housatonic), held a 10.5 percent ownership interest in the Iroquois Gas Transmission System, L.P. (Iroquois), which it sold during the fiscal year.

The Company reported consolidated net income of $21.9 million, or earnings per share of $2.10, for the fiscal year ended September 30, 1996, which includes $2.5 million or $0.24 per share resulting from a gain on the Company's sale of its Iroquois investment. This compares with consolidated net income of $12.4 million and $18.6 million, reflecting earnings per share of $1.20 and $1.81, respectively, for fiscal years ended September 30, 1995 and 1994. Fiscal 1995 earnings reflect a one-time operating charge of $5.4 million related to the Company's business transformation efforts, or an after-tax effect of $0.30 per share. Earnings for fiscal year 1994 reflect an $0.08 per share charge resulting from an early redemption premium on the Company's preferred stock. Earnings increased in 1996 principally due to (1) the colder weather experienced during the fiscal year, (2) the gain realized on the sale of the Company's
10.5 percent equity interest in Iroquois, and (3) savings resulting from the Company's business transformation. The decrease in 1995 earnings from fiscal 1994 was due primarily to warmer weather in fiscal 1995, higher expenses relating to the Company's business transformation, and a provision for resolution of a federal investigation of the Iroquois pipeline concerning alleged environmental violations during its construction.

Earnings on Housatonic's investment in Iroquois for the first six months of fiscal 1996 were approximately $1.5 million and contributed $0.14 to earnings per share as compared to $0.4 million in fiscal 1995, or $0.04 per share. Housatonic's earnings for fiscal 1995 reflected a $2.1 million provision representing Housatonic's share of Iroquois' estimated charge associated with
the federal investigation.   On April 30, 1996, the Company
announced the sale of Housatonic's entire 10.5 percent interest in Iroquois. Earnings for fiscal 1996 reflect a $2.5 million net after-tax gain from the sale, or $0.24 per common share, realized in the third quarter of fiscal year 1996. Thus, total earnings related to the investment in Iroquois, including the gain on sale, were $0.38 per common share. For further information on Iroquois, see Note 9 to the Consolidated Financial Statements.

The sale of the Company's investment in Iroquois was a critical element of Yankee Energy's strategic plan, which includes placing more attention and resources to the ongoing development of its energy services business through its nonutility subsidiary, YESCo.

On July 18, 1996, YESCo acquired YESCo Industrial Energy Services, Inc. (YESCo Industrial). YESCo Industrial is a manufacturers' representative and service company that provides heating, ventilating, and air conditioning services and designs automated temperature control systems for the industrial and commercial market. This acquisition supports the Company's strategic plan to expand the development of its energy services business to help customers through the changes in regulation of the natural gas industry. For further information on acquisitions, see Note 10 to the Consolidated Financial Statements.

The Company increased dividends paid per share to $1.28 in 1996, up 3.2 percent from the $1.24 per share in 1995, the sixth straight year the Company has increased its dividend.

Fiscal 1996 earnings per share are based on 10,435,196 average common shares outstanding. Earnings per share were based on 10,322,447 and 10,287,683 average common shares outstanding for fiscal years 1995 and 1994. The Company issued 52,212 new shares of common stock during fiscal 1996 under its Shareholder Investment Plan and 820 shares under its Long-Term Incentive Compensation Plan.


REGULATORY MATTERS

On January 3, 1996, the Connecticut Department of Public Utility Control (DPUC) issued a Final Decision in reopened Docket No. 92-02-19 to approve a rate agreement Yankee Gas reached with the Office of Consumer Counsel (OCC). The Decision allows for the recovery of certain deferred regulatory assets with the stipulation that Yankee Gas would not increase its rates before October 1, 1998. The stipulation and agreement are effective September 30, 1995 through September 30, 1998. Yankee Gas will not be able to increase its rates prior to October 1, 1998 except in the event of certain circumstances which would adversely affect Yankee Gas' financial condition. If such an event arises, Yankee Gas has the option to apply to the DPUC for a rate increase or to retain up to 80 percent of any off-system sales margin and excess interruptible margin.

Top Right:

Yankee Energy System, Inc. and Subsidiaries 1996 Annual Report 15


The agreement states that Yankee Gas may apply a portion of credits received from pipeline refunds, excess interruptible margin, deferred gas costs, capacity release agreements and off-system sales margin to reduce or eliminate certain deferred regulatory assets. These credits are provided by a mechanism established by the DPUC for the Connecticut Local Distribution Companies (LDCs) to recover the gas supply transition costs relating to Federal Energy Regulatory Commission (FERC) Order No. 636.

Through September 30, 1996, Yankee Gas has paid approximately $17.3 million of gas supply transition costs and an additional $0.7 million are anticipated. To date, Yankee Gas has collected $34.5 million through a combination of credits received from pipeline refunds, capacity release agreements, deferred gas costs, off-system sales margin, and excess interruptible margin. These excess collections of approximately $17.2 million have been applied against certain regulatory assets in accordance with the January 3, 1996 DPUC decision.

On August 2, 1995, the DPUC issued a Final Decision in Docket No. 94-11-12, DPUC Review of Connecticut Local Distribution Companies' Cost of Service Study Methodologies. The docket investigated the issues surrounding the development of firm transportation (FT) rates at the state level in response to FERC Order No. 636. The Decision provided guidelines for the development of FT rates to be offered by the state's three LDCs.

On January 24, 1996, the DPUC issued a Final Decision on Docket 92-02-19 Reopen I. This Decision enabled Yankee Gas to implement FT rates and services as contemplated in the DPUC August 2, 1995 decision referenced above. The Decision allows Yankee Gas to offer a broad array of service options to commercial and industrial FT customers. Yankee Gas implemented these new FT rates and services on April 1, 1996, and as of September 30, 1996, Yankee Gas had 127 customers under the new FT service. Existing customers who switch to transportation tariffs will result in decreased revenues for Yankee Gas as that portion of revenues representing gas costs will now be borne directly by the customer who will buy their own gas directly. Yankee Gas, however, does not expect customer conversions to transportation services to affect its net income.

This Decision did not address Yankee Gas' revenue requirement;
Yankee Gas will maintain the existing margin recovery and rates of return established in the last rate case decision issued for Yankee Gas in 1992.

On August 25, 1996, Yankee Gas filed an application with the DPUC for a Financial and Operation Review (Review). This Review is required under Connecticut statute if Yankee Gas has not undergone a rate proceeding within the last four years. Since Yankee Gas' last rate application was approved on August 26, 1992, this Review is necessary to comply with the statute. Hearings have been tentatively scheduled for February 1997. Yankee Gas is not able to determine at this time the financial or operational impact of any decisions which may result from the Review, but they are not expected to have a material impact on earnings.

FORWARD-LOOKING STATEMENTS

This report may contain statements which, to the extent they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of the Securities Litigation Reform Act of 1995 (Reform Act). All such forward-looking statements are intended to be subject to the safe harbor protection provided by the Reform Act. A number of important factors affecting the Company's business and financial results could cause actual results to differ materially from those stated in the forward-looking statements. Those factors include developments in the legislative, regulatory and competitive environment, gas industry restructuring and certain environmental matters as well as such other factors as set forth in the Company's Form 10-K for the year ended September 30, 1996.

RESULTS OF OPERATIONS

OPERATING REVENUES

Operating revenues increased $45.9 million from 1995 to 1996 and decreased $23.3 million from 1994 to 1995. The components of the change in operating revenues for the past two years are provided in the following table:

                                   (Millions of Dollars)
                                    Increase/(Decrease)

Years Ended September 30,     1996 vs 1995        1995 vs 1994

Firm and other (excluding gas
  cost recoveries):
       Sales, transportation
       and other                  $ 12.4          $(10.7)

Interruptible/off-system (excluding
  cost recoveries):
     Sales and transportation       (0.7)            4.1
     Margin sharing                  0.9            (0.8)
                                    ____             ____
       Subtotal -
               Interruptible         0.2             3.3
                                    ____             ____

Non-regulated operations             0.8              -
Total excluding gas cost
  recoveries                        13.4            (7.4)

     Plus:  Gas cost
               recoveries           33.8           (13.4)
            Amount applied to
               transition costs     (1.3)           (2.5)
                                    ____            ____

       Total                      $ 45.9          $(23.3)
                                   _____            _____
                                   _____            _____


Top Left:      16

The corresponding changes in Yankee Gas' throughput were as follows:

                                      (Mcf-thousands)

Years Ended September 30,     1996 vs 1995        1995 vs 1994


Firm sales and transportation      4,074              (2,512)
Interruptible/off-system sales and
   transportation                 (1,552)              4,113
                                   _____               _____
     Total                         2,522               1,601
                                   _____               _____
                                   _____               _____



Operating revenues reflect an increase in firm sales of approximately 14.8 percent in fiscal 1996 compared to fiscal 1995, primarily related to a 13 percent colder heating season than that of 1995. Interruptible sales, off-system sales and transportation to others decreased approximately 11.5 percent from 1995 to 1996. The decrease in firm and other revenues from 1994 to 1995 was due primarily to a decrease in firm sales, resulting from weather that was 13 percent warmer in 1995, partially off-set by an increase in off-system sales and transportation. Revenues from non-regulated operations increased $0.8 million over 1995 levels primarily due to the growth of nonutility subsidiaries in fiscal 1996.

Gas cost recoveries increased in fiscal 1996 compared to fiscal
1995 due to higher firm sales and higher per-unit gas costs. Gas cost recoveries decreased in fiscal 1995 compared to fiscal 1994 due to lower firm sales and lower per-unit gas costs.

OPERATING EXPENSES

Total operating expenses increased $34.1 million in 1996 compared to 1995 and decreased $12.5 million in 1995 compared to 1994 as a result of the following items:

     Cost of gas increased $33.8 million in 1996 compared to 1995 and decreased $13.4 million in 1995 compared to 1994.
     Yankee Gas defers differences between actual purchased gas costs and the current cost recovery and recovers or refunds such differences in future periods. This deferral results in an increase or decrease to gas costs in each fiscal year. The 1996 increase was primarily due to higher volumes of gas purchased as a result of the colder weather and full recovery of the prior year undercollection of gas costs.
     The fiscal 1995 deferral reflected an underrecovery of gas costs that was greater than the underrecovery in fiscal 1994 and had the effect of decreasing gas costs for fiscal 1995.

     Operation and maintenance expense increased $4.9 million in 1996 compared to 1995 and decreased $2.6 million in 1995 compared to 1994. The 1996 increase was primarily due to higher expenses for Yankee Gas for uncollectible accounts, marketing incentives used to promote additional gas usage, and increased expenses associated with the nonutility operations. The 1995 decrease, compared to 1994, was due primarily to lower expenses for Yankee Gas related to uncollectible accounts and marketing incentives.

     Depreciation expense increased $0.1 million in 1996 compared to 1995 and decreased $0.5 million in 1995 from 1994 levels. The 1995 decrease was primarily due to changes in the estimated cost of removal percentages for distribution property, which was partially offset by depreciation on normal plant additions.

     Taxes other than income taxes increased $0.5 million in 1996 compared to 1995 and decreased $1.4 million in 1995 compared to 1994. The 1996 increase was primarily due to higher gross earnings taxes which resulted from higher revenues in 1996 compared to 1995, and higher municipal taxes, partially offset by a reduction in Connecticut state unemployment taxes. This reduction was due to a decision by the Connecticut Supreme Court concerning the Company's 1992 work stoppage and allowed the Company to reverse an accrual for unemployment tax expense associated with claims paid to Yankee Gas bargaining unit employees in 1992. The 1995 decrease was due to lower gross earnings taxes which resulted from lower revenues.

Other income increased $2.7 million in 1996 compared to 1995 and increased $0.8 million in 1995 compared to 1994. The 1996 increase was primarily due to the gain on the sale of the Company's interest in Iroquois while the 1995 decrease relates to the recognition of Housatonic's proportionate share of a provision representing Iroquois' estimated charge associated with a federal investigation concerning alleged environmental violations.

Interest expense in 1996 decreased $0.2 million as compared to 1995 primarily due to lower levels of debt. This decrease was partially offset by higher interest on Yankee Gas' Purchased Gas Adjustment (PGA) balance in the current period. Interest expense in 1995 increased $1.3 million as compared to 1994 partly due to higher levels of short-term debt and higher interest on Yankee Gas' PGA balance.

Federal and state income taxes increased $5.2 million in 1996 compared to 1995, and decreased $5.1 million in 1995 compared to 1994. The 1996 increase was primarily due to increased earnings from operations over fiscal 1995, while the 1995 decrease reflected decreased earnings from operations from 1994 levels. Please refer to Note 2 to the Consolidated Financial Statements for additional information concerning the components of federal and state income taxes.

Top Right:

Yankee Energy System, Inc. and Subsidiaries 1996 Annual Report 17


LIQUIDITY AND CAPITAL RESOURCES

Expenditures for utility plant totaled $25.7 million in 1996 reflecting a $0.4 million increase from 1995, and was funded primarily through cash generated from current operations.

Cash flow (defined as net income adjusted for non-cash items such as depreciation, deferred income taxes and the Company's non-cash equity earnings from investments) represents the cash generated from operations available for capital expenditures, dividends and other needs. Cash flows from operating activities decreased $2.7 million in fiscal 1996 compared to fiscal 1995, and increased $6.7 million in fiscal 1995 compared to fiscal 1994.

The seasonal nature of gas revenues, inventory purchases and construction expenditures create a need for short-term borrowing to supplement internally generated funds. Yankee Gas has arranged a $60 million revolving line of credit with a group of five banks whereby funds may be borrowed on a short-term revolving basis using either fixed or variable rate loans.
Yankee Gas also has an additional $27 million of credit lines available on an uncommitted basis. Yankee Gas had $20.3 million outstanding under its agreements at September 30, 1996 and $17.7 million outstanding at September 30, 1995. In addition, Yankee Energy (parent) had $10.8 million outstanding on a $15 million line of credit at September 30, 1995; no amounts were outstanding at September 30, 1996. The weighted average interest rates on short-term borrowings at September 30, 1996 and 1995 was 5.6 percent and 6.0 percent, respectively.

The long-term credit needs of Yankee Gas are being met by a first mortgage bond indenture that provides for the issuance of bonds from time to time as the need arises, subject to certain restrictions. At September 30, 1996, indenture requirements, including the required coverage ratio, would allow for the issuance of an additional $154.0 million of bonds at an assumed interest rate of 7.9 percent.

On February 1, 1996, the Company's system real estate subsidiary, NorConn, secured a $6 million bank term loan to refinance two existing real estate loans. Under the agreement, the interest rate is fixed at 6.24 percent for the seven year term of the loan and requires an annual $250,000 sinking fund payment.

On April 1, 1995, Yankee Gas redeemed all $18,000,000 Series A Tranche B First Mortgage Bonds which matured on that date.
Yankee Gas used cash on hand and short-term bank debt to redeem the bonds. On June 30, 1995, Yankee Gas issued $20 million principal amount of Series D First Mortgage Bonds through a private placement. The bonds were sold by the initial purchaser to "qualified institutional buyers" as defined in and pursuant to Rule 144A under the Securities Act of 1933. The bonds will mature June 1, 2005 and interest is payable at an annual rate of
6.75 percent. Net proceeds from the sale of the bonds were used to repay short-term indebtedness incurred to redeem Yankee Gas Series A Tranche B Bonds, which matured April 1, 1995, and to reduce short-term debt.

On July 1, 1994, Yankee Gas redeemed all 600,000 outstanding shares of its 9.125 percent cumulative preferred stock, $25 par value. Yankee Gas used cash on hand to pay both the $15 million par amount and the early redemption premium of $879,900.

On November 4, 1994, Yankee Energy filed a Form S-3 registration statement with the Securities and Exchange Commission to issue up to 1,200,000 shares of common stock under its proposed Shareholder Investment Plan (Plan). The Plan, which became effective January 25, 1995, provides existing shareholders and their family members the ability to acquire shares of common stock through dividend reinvestment or voluntary cash purchases. The Plan provides the Company the option to use new shares of common stock or market purchases. The Company issued 53,032 new shares which provided $1.2 million of new equity funding in fiscal 1996. The new equity was used primarily to provide capital contributions to the Company's nonregulated subsidiaries.

On November 1, 1995, Housatonic repaid a $2 million outstanding balance on its three-year variable rate term loan. On April 1, 1996, Housatonic's 10.5 percent investment in Iroquois was sold, realizing a gain of $2.5 million. The $22.2 million proceeds from the sale of the Company's interest in Iroquois was used to repay a $2.2 million loan with the remaining amount to be used for nonutility investments and short-term loans to subsidiaries.

The Company's estimated capital expenditures for the fiscal years 1997 through 2001 are $183 million, including $37 million for 1997. Approximately $56 million, including $7 million for 1997 is for capital expenditures in nonutility operations. The 1997 capital expenditures are expected to be financed by a combination of internally generated funds and short-term borrowing. For Yankee Gas, long-term debt maturities and sinking fund requirements will total $33.4 million in 1997. Approximately $30 million is expected to be refinanced with additional debt issues.

The Company expects to incur additional expenditures, beyond those noted above, for coal tar remediation efforts, which is more fully discussed in Note 9 to the Consolidated Financial Statements. The Company expects to finance such expenditures through a combination of internally generated funds, short-term debt, and through insurance settlements, which have totaled $5.8 million as of September 30, 1996.

Top Left:      18

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

Branko Terzic,
Chairman, President and
Chief Executive Officer

Michael E. Bielonko,
Vice President and
Chief Financial Officer



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Yankee Energy
System, Inc.:

We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of Yankee Energy System, Inc. (a Connecticut corporation) and subsidiaries (the Company) as of September 30, 1996 and 1995, and the related consolidated statements of income, common shareholders' equity and cash flows, for each of the three years in the period ended
September 30, 1996.   These financial statements are the
responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Yankee Energy System, Inc. and subsidiaries as of September 30, 1996 and 1995 and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles.

Arthur Andersen LLP

Hartford, Connecticut
November 7, 1996

Top Right:

Yankee Energy System, Inc. and Subsidiaries 1996 Annual Report 19



Consolidated Statements of Income
(Thousands of Dollars, except share information)

For the Years Ended September 30,   1996        1995       1994



Revenues:
  Utility revenues                 $339,065   $293,983  $317,298
  Nonutility revenues                   875         39      -
                                   ________   ________   ________

  Total Revenues                    339,940    294,022   317,298
                                   ________   ________   ________

Operating Expenses:
  Cost of gas                       189,188    155,378   168,816
  Operations                         58,483     53,857    54,980
  Maintenance                         6,477      6,251     7,753
  Depreciation                       16,649     16,520    16,993
  Taxes other than income taxes      21,949     21,444    22,844
  Organizational charges                208      5,391       -
                                   ________    _______    _______

  Total Operating Expenses          292,954    258,841   271,386
                                   ________    ________   _______


Operating Income                     46,986     35,181    45,912

Other Income(Expense):
  Other income, net                   5,674      2,960     2,208
  Interest expense, net             (15,290)   (15,505)  (14,165)
                                   ________    _______   ________

Income Before Income Taxes           37,370     22,636    33,955

Provision For Income Taxes           15,451     10,278    15,350

                                   ________   ________   ________

Net Income                          $21,919    $12,358   $18,605
                                   ________   ________   ________
                                   ________   ________   ________



Total Earnings per Common Share      $2.10      $1.20      $1.81
                                      _____      _____      _____
                                      _____      _____      _____

Common Shares Outstanding
  (Average)                      10,435,196 10,332,447 10,287,683
                                 __________  _________  _________
                                 __________  _________  _________


The accompanying notes are an integral part of these financial statements.

Top Left:      20


Consolidated Balance Sheets
(Thousands of Dollars)

At September 30,                                1996       1995

ASSETS
Utility Plant, at original cost               $499,446   $488,540
  Less: Accumulated provision for depreciation 177,943    174,522
                                               _______    _______
                                               321,503    314,018
  Construction work in progress                 13,985     10,852
                                               _______    _______
     Total Net Utility Plant                   335,488    324,870
                                               _______    _______
Other Property and Investments                  14,894     30,565
                                               _______    _______

Current Assets:
  Cash and temporary cash investments            7,853        725
  Accounts receivable, less accumulated
     provision for uncollectible accounts of
     $7,259 in 1996 and $5,481 in 1995          25,623     21,092
  Fuel supplies                                 11,465     10,611
  Other material and supplies                    1,706      1,625
  Recoverable gas costs                              1      1,713
  Accrued utility revenues                       5,775      5,638
  Prepaid Taxes                                  2,925        281
  Other                                          4,372      4,069
                                               _______    _______
     Total Current Assets                       59,720     45,754
                                               _______    _______

Deferred Gas Costs                               3,948      2,261
Recoverable Environmental Cleanup Costs         34,370     38,331
Recoverable Income Taxes                        14,559     27,575
Recoverable Postretirement Benefits Costs        1,861      2,390
Other Deferred Debits                           13,909      7,555
                                              ________   ________
     Total Assets                             $478,749   $479,301
                                              ________   ________
                                              ________   ________



CAPITALIZATION AND LIABILITIES

Capitalization (see accompanying statements):
  Common shareholders' equity                 $162,066   $151,753
  Long-term debt less current portion          109,282    141,049
                                               _______    _______
     Total Capitalization                      271,348    292,802
                                               _______    _______

Current Liabilities:
  Notes payable to banks                        20,300     28,525
  Long-term debt - current portion              34,017      5,917
  Accounts payable                              22,571     18,300
  Accrued interest                               3,494      3,569
  Other                                          7,833      7,252
                                               _______    _______
     Total Current Liabilities                  88,215     63,563
                                               _______    _______


Accumulated Deferred Income Taxes               49,934     39,513
Unfunded Deferred Income Taxes                  14,488     27,557
Accumulated Deferred Investment Tax Credits      9,080      9,457
Reserve for Environmental Cleanup Costs         35,000     35,000
Unfunded Postretirement Benefits Costs           3,361      2,390
Other Deferred Credits                           7,323      9,019

Commitments and Contingencies (Note 9)

                                              ________   ________
     Total Capitalization and Liabilities     $478,749   $479,301
                                              ________   ________
                                              ________   ________


The accompanying notes are an integral part of these financial statements.

Top Right:

Yankee Energy System, Inc. and Subsidiaries 1996 Annual Report 21



Consolidated Statements of Cash Flows
(Thousands of Dollars)

For the Years Ended September 30,         1996    1995    1994

Cash Flows From Operating Activities:
Income before preferred dividends       $21,919 $12,358  $20,307
Adjusted for the following:
  Depreciation                           16,649  16,520   16,993
  Gain on sale of investment in Iroquois (2,688)    -        -
  Equity earnings from investments       (2,766) (2,552)  (3,352)
  Deferred income taxes, net              9,267  (1,545)   3,191
  Deferred gas costs activity and other
    non-cash items                       (3,740) 10,609   (9,203)
  Changes in working capital:
   Accounts receivable and
     accrued utility revenues            (4,668)   (519)  (1,933)
   Accounts payable                       4,271     495    1,066
   Prepaid taxes                         (2,644)  3,071      542
   Other working capital (excludes cash)    787      20    4,103
                                         ______  _______  _______
Net cash provided by
 operating activities                    36,387  38,457   31,714
                                        _______  _______  _______

Cash Flows From Financing Activities:
  Net proceeds from common
    stock issuance                        1,216   2,308      -
  Net proceeds from long-term debt        2,150  20,000      -
  Early redemption-preferred stock           -      -    (15,000)
  Retirement of long-term debt           (5,817)(26,667)  (8,667)
  Net (decrease) increase in
   short-term debt                       (8,225)  3,925   24,600
  Cash dividends-preferred stock             -       -      (822)
  Early redemption premium -
   preferred stock                           -       -      (880)
  Cash dividends-common stock           (13,357)(12,808) (12,242)
                                        _______  _______  _______
Net cash used for financing activities  (24,033)(13,242) (13,011)
                                        _______  _______  _______

Investment In Plant and Other:
  Utility Plant, net of allowance for
    other funds used during construction(25,663)(25,311) (22,790)
  Other property and investments         (4,380) (1,251)  (5,703)
  Iroquois distributions                  2,625   1,470    3,883
  Proceeds from Iroquois sale            22,192     -       -
                                        _______  _______  _______
Net cash used for plant and
  other investments                      (5,226)(25,092) (24,610)
                                        _______  _______  _______

Net Increase (Decrease) In Cash and
  Temporary Cash Investments For The Year 7,128     123   (5,907)
Cash and Temporary Cash Investments,
  beginning of year                         725     602    6,509
                                        _______  _______  _______
Cash and Temporary Cash Investments,
  end of year                            $7,853   $ 725   $  602
                                        _______  _______  _______
                                        _______  _______  _______


Supplemental Cash Flow Information:
  Cash paid during the year for:
  Interest, net of amounts capitalized  $13,484  $14,412 $14,420
  Income taxes                          $14,213  $ 8,681 $11,195


The accompanying notes are an integral part of these financial statements.

Top left:      22


Consolidated Statements of Capitalization
(Thousands of Dollars)

At September 30,                                1996       1995

Common Shareholders' Equity:
  Common shares - $5 par value, authorized
    20,000,000 shares; 10,449,554, and
    10,396,522 shares outstanding at
    September 30, 1996 and 1995                $52,248   $51,982
  Capital surplus, paid in                      88,086    87,088
  Unearned compensation-restricted
    stock awards (a)                              (139)     (226)
  Retained earnings                             23,271    14,709
  Employee stock ownership plan guarantee (b)   (1,400)   (1,800)
                                               _______   _______
    Total Common Shareholders' Equity          162,066   151,753
                                               _______   _______

Long-Term Debt:

 First Mortgage Bonds (c)
    Maturity        Interest Rates

      1997                9.90%                 30,000    30,000
      2004               10.03%                 26,899    30,266
      2005                6.75%                 20,000    20,000
      2019               10.07%                 19,000    19,000
      2022                8.48%                 20,000    20,000
      2023                8.63%                 20,000    20,000
                                               _______   _______
Total First Mortgage Bonds                     135,899   139,266

Term Loan Agreement, variable rate,
   due November, 1995 (c)                          -       2,000

Note Purchase Agreement, 9.55%,
   due November, 2000 (c)                          -       3,900

Term Loan Agreement, 6.24%,
   due February, 2003 (c)                        6,000       -

Guarantee of Employee Stock Ownership Plan
   Term Loan Agreement, 10.38%,
   due July, 1999 (b)                            1,400     1,800
                                               _______   _______
Total Long-Term Debt                           143,299   146,966
Less amounts due within one year (b)(c)         34,017     5,917
                                               _______   _______

Long-Term Debt, Net                            109,282   141,049
                                               _______   _______

Total Capitalization                          $271,348  $292,802
                                              ________  ________
                                              ________  ________


(a) Consistent with the terms of the Non-Employee Directors' Restricted Stock Plan, incentive awards of 900 shares of restricted common stock were granted to Directors during 1996. Under the Long-Term Incentive Compensation Plan the market value of the restricted stock awards has been recorded as unearned compensation and is shown as a separate component of shareholders' equity. The earned compensation is charged to administrative and general expense as shares become vested. Earned compensation was approximately $117,000 for fiscal 1996 and $132,000 for fiscal 1995.

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

(c) Long-term debt maturities and cash sinking-fund requirements on debt outstanding at September 30, 1996 for each of the fiscal years 1997 through 2001 (excluding the ESOP sinking fund requirement) are $33,617,000, $3,617,000, $3,617,000, $4,567,000,
and $4,567,000 respectively.

The accompanying notes are an integral part of these financial statements.

Top Right:

Yankee Energy System, Inc. and Subsidiaries 1996 Annual Report 23



Consolidated Statements of Common Shareholders' Equity
(Thousands of Dollars)

                                             Employee
                                             Stock
                         Capital   (a)       Ownership
               Common    Surplus,  Retained  Plan
               Shares    Paid In   Earnings  Guarantee  Total
Balance at
September
30, 1993       $51,438   $84,930   $ 8,796   $(2,600)  $142,564

Net Income
including
redemption
premium (b)                         18,605               18,605

Cash dividends
on common
shares - $1.19
per share                          (12,242)             (12,242)

Employee stock
ownership plan
loan repayment                                   400        400

Unearned compensation-
restricted stock
awards (c)                   137                            137

Amortization of
preferred stock
issuance expenses             83                             83

                 _____    ______    ______    ______    _______
Balance at
September
30, 1994        51,438    85,150    15,159    (2,200)   149,547

Net Income                          12,358               12,358

Issuance of
108,839 Common
Shares - $5
par value          544     1,764                          2,308

Cash dividends on
common shares -
$1.24 per share                    (12,808)             (12,808)

Employee stock
ownership plan
loan repayment                                   400        400

Common stock
issuance expenses            (92)                           (92)

Unearned compensation-
restricted stock
awards (c)                    40                             40

                _____    _______   _______   _______   _______
Balance at
September
30, 1995        51,982    86,862    14,709    (1,800)   151,753

Net Income                          21,919               21,919

Issuance of
53,032
common shares -
$5 par value       266       973                          1,239

Cash dividends
on common shares -
$1.28 per share                    (13,357)             (13,357)

Employee stock
ownership plan
loan repayment                                   400        400

Unearned
compensation-
restricted stock
awards (c)                   112                            112


                _______   _______   _______    _______   ________
Balance at
September
30, 1996       $52,248   $87,947   $23,271   $(1,400)  $162,066

               _______   _______   _______   _______   ________
               _______   _______   _______   _______   ________


(a) Yankee Gas has dividend restrictions imposed by its Bond Purchase Agreements. At September 30, 1996, retained earnings available for common dividends under the terms of the Series A agreement totaled approximately $30.4 million and $40.8 million under the terms of the Series B and C agreements.

(b) On July 1, 1994, the Company redeemed all 600,000 outstanding of its 9.125 percent cumulative preferred stock, $25 par value and paid a 5.866 percent early redemption premium of $879,900.

(c) See note (a) of the Consolidated Statements of
Capitalization.

The accompanying notes are an integral part of these financial statements.

Top Left:      24


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1   Summary of Significant Accounting Policies

THE COMPANY: Yankee Energy System, Inc. (YES or the Company) is a holding company, headquartered in Connecticut, whose principal operating subsidiary is Yankee Gas Services Company (Yankee Gas). Yankee Gas provides retail distribution of natural gas to a service area comprising 68 cities and towns in Connecticut which cover approximately 2,300 square miles. The Company has four additional wholly-owned operating subsidiaries which support the Company's core natural gas distribution business or allow the Company to expand its business of providing comprehensive energy services: Yankee Energy Services Company (YESCo), whose purpose is to provide a full range of energy related services for its customers including consulting, fuel procurement management, and development for on-site generation and cogeneration systems as well as technical and operating support and equipment installation for power plants and boilerhouses; NorConn Properties, Inc. (NorConn), which owns selected system real estate; Yankee Energy Financial Services Company (Yankee Financial), which provides energy equipment financing; and R.M. Services, Inc. (RMS), which provides receivables management
services to utilities and other businesses.   In addition, the
Company's wholly-owned subsidiary, Housatonic Corporation (Housatonic), held a 10.5 percent ownership interest in the Iroquois Gas Transmission System, L.P. (Iroquois), which it sold during the fiscal year.

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements of Yankee Energy include the accounts of all subsidiaries. Intercompany transactions have been eliminated in consolidation.

PUBLIC UTILITY REGULATION: Yankee Gas is subject to regulation for rates and other matters by the Connecticut Department of Public Utility Control (DPUC) and follows accounting policies prescribed by the DPUC. The Company prepares its financial statements in accordance with generally accepted accounting principles which includes the provisions of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation," (FAS 71). FAS 71 requires a cost-based, rate-regulated enterprise such as Yankee Gas to reflect the impact of regulatory decisions in its financial statements. The DPUC, through the rate regulation process, can create regulatory assets that result when costs are allowed for ratemaking purposes in a period other than the period in which the costs would be charged to expense by an unregulated enterprise.

Following the provisions of FAS 71,the Company has recorded regulatory assets or liabilities as appropriate primarily related to deferred gas costs, pipeline transition costs, hardship customer receivables, environmental cleanup costs, income taxes and postretirement benefits costs. The specific amounts related to these items are disclosed in the consolidated balance sheets.

Yankee Gas continues to be subject to cost-of-service based rate regulation by the DPUC. Based upon current regulation and recent regulatory decisions, the Company believes that its use of regulatory accounting is appropriate and in accordance with the provisions of FAS 71.

REVENUES: Utility revenues are based on authorized rates applied to each customer's use of gas. Rates can be changed only through a formal proceeding before the DPUC. At the end of each accounting period, a revenue estimate for the amount of gas delivered but unbilled is accrued.

DEPRECIATION: The provision for utility depreciation is calculated using the straight-line method based on estimated remaining useful lives of depreciable utility plant in service, adjusted for net salvage value and removal costs as approved by the DPUC. The depreciation rates for the several classes of plant in service are equivalent to an overall composite rate of
3.3 percent in fiscal year 1996, 3.4 percent in fiscal year 1995 and 3.7 percent in fiscal year 1994.

PURCHASE GAS ADJUSTMENT CLAUSE (PGA): The DPUC-approved rates include an adjustment clause under which gas costs above or below base rate levels are charged or credited to customers. As prescribed by the DPUC, differences between the actual purchased gas costs and the current cost recovery are deferred and recovered or refunded over future periods. Currently, the DPUC is conducting a review of the Connecticut Gas Utilities' PGA mechanism to determine if any changes are warranted.

EQUITY ACCOUNTING: The Company accounts for YESCo's investments in energy production facilities using the equity method, recording their proportionate share of earnings (losses) with corresponding increases (decreases) in their investment.
Distributions received reduce the carrying amount of these investments.

INCOME TAXES: Differences exist between the periods in which transactions affect income in the financial statements and the periods in which they affect the determination of income subject to tax. The tax effect of such timing differences is accounted for in accordance with the ratemaking treatment required by the DPUC.

The accompanying financial statements reflect a deferred tax liability and a regulatory asset of $14.5 million and $27.6 million at September 30, 1996 and 1995, respectively, representing the probable future rate recovery from customers when such deferred tax liability becomes payable. The deferred tax liability primarily represents certain temporary differences between the book and tax basis of utility plant for which deferred taxes had not previously been recorded in accordance with the regulatory rate practices of the DPUC.

Top Right:

Yankee Energy System, Inc. and Subsidiaries 1996 Annual Report 25

LONG LIVED ASSETS: In March 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This Statement imposes stricter criteria for regulatory assets and in evaluating that such assets be probable of future recovery at each balance sheet date. Yankee Energy does not expect this Statement to have a material impact on the financial position or results of operations of Yankee Energy based on the current regulatory structure in which Yankee Gas operates. This conclusion may change in the future as competitive factors influence wholesale and retail pricing in this industry.

CHANGES TO PREFERRED STOCK: On July 1, 1994, Yankee Gas redeemed all 600,000 outstanding shares of its 9.125 percent cumulative preferred stock, $25 par value. Yankee Gas used cash on hand to pay both the $15 million par amount and an early redemption premium of $879,900.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS: Certain prior year amounts have been reclassified to conform with current year classifications.

Note 2  Income Tax Expense


The components of the federal and state income tax provisions are:

Years Ended September 30,     1996      1995      1994
                                (Thousands of Dollars)

Charged to income:

Current income taxes:
  Federal                     $ 5,297   $ 8,733   $ 8,496
  State                           894     3,090     3,081
                              ________  _______   _______
     Total current              6,191    11,823    11,577
                              ________  _______   _______

Deferred income taxes, net:
  Investment tax credits         (377)     (377)     (377)
  Federal                       8,158      (108)    3,617
  State                         1,479    (1,060)      533
                              ________  _______   _______
     Total Deferred             9,260    (1,545)    3,773
                              ________  _______   _______

Total income tax expense      $15,451   $10,278   $15,350
                               _______   _______   _______
                               _______   _______   _______




Deferred income taxes are comprised of the tax effects of timing differences as follows:

Investment tax credits        $  (377)  $  (377)  $  (377)
Liberalized depreciation        4,298     4,602     3,789
Deferred gas costs              3,517    (5,631)      (57)
Alternative minimum tax
  and other                     1,822      (139)      418
                              _______    ______    ______

Deferred income taxes, net    $ 9,260   $(1,545)  $ 3,773
                              _______   _______   _______
                              _______   _______   _______


In accordance with required regulatory treatment, deferred income taxes are not provided for certain timing differences. This treatment, along with other items, causes differences between the statutory income tax rate and the effective income tax rate. These differences between the effective income tax rate recorded by the Company and the statutory federal tax rate are as follows:

                              1996      1995      1994

Federal statutory income
    tax rate                  35.0%     35.0%     35.0%
 Tax effect of differences:
  Depreciation                 3.7       5.6       3.5
  State income taxes net
    of federal benefit         3.9       6.1       6.0
  Effective tax rate
    adjustment                (3.0)     (1.8)      3.0
  Investment tax credit and
    excess deferred taxes     (1.0)     (1.7)     (1.1)
  Bad debt reserve and
    amortization               1.7      (1.9)     (2.8)
  Litigation reserve          (2.0)      3.3        -
  Remediation costs            1.4        -       (3.6)
  Miscellaneous                1.6        .8       3.0
                             _____     _____     _____
  Effective income tax rate   41.3%     45.4%     43.0%
                              ____      ____      ____
                              ____      ____      ____


Top Left:      26

Note 3  Leases

Yankee Gas has entered into operating lease agreements for the use of office equipment, vehicles,and buildings. For fiscal
1996, 1995 and 1994, these rental payments were $1,939,000, $1,751,000, and $1,739,000, respectively.

Future minimum rental payments, excluding associated costs such as property taxes, state use taxes, insurance, and maintenance, under long-term noncancelable leases as of September 30, 1996, are approximately:


                    Year              Operating Leases
                                   (Thousands of Dollars)

                    1997                $1,857
                    1998                 1,281
                    1999                 1,122
                    2000                   989
                    2001                   689
                    After 2001             879
                                        ______

                    Future minimum lease
                    payments            $6,817
                                        ______
                                        ______

Note 4  Postretirement Benefits

The Company has a noncontributory defined benefit retirement plan covering all regular employees of Yankee Gas, YESCo and RMS. Benefits are based on years of service and employees' highest consecutive sixty months of compensation during the last one hundred twenty months of employment. It is the Company's policy to fund annually an amount at least equal to that which will satisfy the requirements of the Employee Retirement Income Security Act and the Internal Revenue Code. No contributions were required or made in fiscal 1996 and 1995. Pension assets are invested primarily in equity securities and investment grade bonds.

The components of net pension cost were:


Years Ended September 30,          1996      1995      1994
                                     (Thousands of Dollars)

Service cost                       $1,890    $1,817    $2,114
Interest cost                       4,216     3,715     3,504
Net amortization                    4,373      (461)     (496)
Less:  Return on plan assets       10,577     5,094     5,242
                                   ______    ______    ______
Net pension cost (credit)          $  (98)   $  (23)   $ (120)
                                   ______    ______    ______
                                   ______    ______    ______

In addition, in fiscal 1995 a cost of $2,734,000 was recognized as a result of special termination benefits under the pension plan and is included in the Company's 1995 Statement of Income under the Organizational Charges category.

For calculating net pension cost, the Company used a discount rate of 7.75 percent for 1996, 1995 and 1994. The assumed long-term rate of return was 9.0 percent for all years and the compensation progression rate was assumed to be 4.5 percent, 4.5 percent, and 5.0 percent for 1996,1995 and 1994, respectively.

Total pension cost, part of which was charged to utility plant, resulted in income of $13,000 for the year ended September
30, 1996, an expense of $62,000 for the year ended September 30, 1995,and income of $35,000 for the year ended September 30, 1994. Pension cost for 1996, 1995 and 1994 includes $85,000 in cost of living increases each year for Northeast Utilities (NU) retirees who were previously employed in the gas business operated by The Connecticut Light and Power Company (CL&P), a subsidiary of NU. These payments were agreed to at the time of divestiture from NU.

For calculating the plan's year-end funded status, the following assumptions were used:


Years Ended September 30,          1996      1995      1994
Discount rate                      7.75%     7.75%     8.25%
Expected long-term rate
  of return                        9.00%     9.00%     9.00%
Compensation/progression rate      4.50%     4.50%     4.50%


Top Right:

Yankee Energy System, Inc. and Subsidiaries 1996 Annual Report 27

The following table represents the plan's funded status reconciled to the consolidated balance sheets:


At September 30,                        1996      1995
                                    (Thousands of Dollars)

Accumulated benefit obligation,
including $46,113 of vested benefits
at September 30, 1996 and $43,260 at
September 30, 1995                      $47,220   $44,453
                                        _______   _______
                                        _______   _______

Projected benefit obligation            $60,053   $56,614
Less:  Market value of plan assets       72,969    66,089
                                        _______   _______

Plan surplus                             12,916     9,475
Unrecognized transition amount             (789)     (875)
Unrecognized prior service costs            (28)      (31)
Unrecognized net gain                   (15,940)  (12,508)
                                        ________  ________
Accrued pension liability               $(3,841)  $(3,939)
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

Note 5  Postretirement Benefits Other Than Pensions

The Company provides certain health care and life insurance benefits to its retired Yankee Gas, YESCo and RMS employees. On July 1, 1990, in accordance with terms of the divestiture, Yankee Gas began compensating the NU System for a portion of the NU System's liability for certain health care and life insurance expenses of retirees or surviving spouses. Yankee Gas and the NU System will share costs in a defined manner until June 30, 2005. The cost of providing those benefits for NU retirees was approximately $1,104,000 for the fiscal year ended September 30, 1996 and $1,070,000 and $969,000 for the comparable periods in 1995 and 1994, respectively.

Yankee Gas has established two Internal Revenue Code Section 501(c)(9) Voluntary Employee Beneficiary Association (VEBA) Trusts, one for union employees and one for non-union employees, to fund its future liabilities for retiree health care and life insurance benefits. Contributions to the VEBA Trusts totaled $1.728 million for both fiscal 1996 and 1995. Assets of the VEBA Trusts are invested primarily in equity securities and investment grade bonds.

The Company recognizes the cost of postretirement benefits over the employment period that encompasses eligibility to receive such benefits.

The components of net postretirement benefits costs were:


Years Ended September 30,                     1996      1995
                                        (Thousands of Dollars)

Service cost                                 $  937    $  847
Interest cost                                 1,644     1,453
Net transition amortization                     875       876
Net other deferrals                             (28)      221
Less:  Return on assets                         729       698
                                             _______    ______
Net postretirement benefits costs            $2,699    $2,699
                                             ______     ______
                                             ______     ______

For Yankee Gas, the DPUC is allowing $1.728 million of associated expenses to be recovered in rates and up to an additional $1.5 million annually which is being collected through the rate settlement process further described under Note 9 to the Consolidated Financial Statements, as part of the DPUC re-opened
Docket No. 92-02-19.

For calculating the plan's year-end funded status, as well as the ensuing year's postretirement benefits costs, the following assumptions were used:


 Years Ended September 30,             1996           1995

Discount rate                           7.75%          7.75%
Expected long-term rate of return       9.00%          9.00%
Health care cost trend rate
     - First year                       9.00%         10.00%
     - Ultimate                         5.00%          5.00%


Top Left:      28

Trend rates are assumed to decrease one percent per year until they reach the ultimate rate. A one percent increase in the weighted average trend rate assumption of health care claims would result in an eighteen percent increase in accumulated benefit obligations and a thirty percent increase in net periodic postretirement benefits costs.

The following table represents the postretirement benefit plan's funded status reconciled to the consolidated balance sheets:


At September 30,                        1996           1995
                                        (Thousands of Dollars)

Accumulated benefit obligation          $22,156        $21,596
Less:  Market value of assets             6,613          4,737
                                        _______         ______
Accumulated benefit obligation
  (greater than) plan assets            (15,543)       (16,859)
Unrecognized transition amount           14,483         15,358
Unrecognized net gain                    (3,597)        (2,186)
                                         ______         _______
Accrued postretirement benefit
   liability                            $(4,657)       $(3,687)
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

Note 6  Stock-Based Compensation

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." This Statement expands the disclosure requirements associated with stock-based employee compensation plans to include proforma financial information as if the securities underlying the plans had been accounted for using the "fair value based method" defined in the Statement.

The Company currently utilizes stock options and stock appreciation rights as forms of stock-based compensation to which this Statement will apply. The Company plans to adopt the disclosure requirements in fiscal 1997, in accordance with the effective date of the Statement. The adoption of this Statement will have no impact on the Company's results of operations or financial position.

Note 7  Short-Term Debt

Yankee Gas has arranged a $60 million revolving line of credit with a group of five banks whereby funds may be borrowed on a short-term revolving basis using either fixed or variable rate loans. Yankee Gas also has an additional $27 million of credit lines available on an uncommitted basis. Yankee Gas had $20.3 million and $17.7 million outstanding under its agreements at September 30, 1996 and 1995, respectively. In addition, Yankee Energy (parent) had $10.8 million outstanding on a $15 million line of credit at September 30, 1995; no amounts were outstanding at September 30, 1996. The weighted average interest rates on short-term debt at September 30, 1996 and 1995 was 5.6 percent and 6.0 percent, respectively.

Note 8  Fair Value of Financial Instruments

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

Top Right:

Yankee Energy System, Inc. and Subsidiaries 1996 Annual Report 29

The carrying amount of the Company's financial instruments and the estimated fair value at September 30, 1996 and 1995 are as follows:



September 30,          1996                   1995

               Carrying  Estimated      Carrying  Estimated
               Amount    Fair Value     Amount    Fair Value
                         (Thousands of Dollars)

First mortgage
  bonds        $135,899  $146,663       $139,266  $150,680
               ________  ________       ________  ________


The fair values shown above have been reported to meet the disclosure requirements of Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Values of Financial Instruments," and do not purport to represent the amounts at which those obligations would be settled.

Note 9   Commitments and Contingencies

CONSTRUCTION PROGRAM: The Company's estimated capital expenditures for the fiscal years 1997 through 2001 are $183 million, including $37 million for fiscal 1997. The Company intends to use $127 million over this period, including $30 million for fiscal 1997, of these estimated expenditures to maintain the reliability of the distribution system and in projects that will generate or support gas sales and transportation activities. The remaining $56 million estimated, including $7 million for fiscal 1997, is expected to be invested in energy related projects and businesses.

IROQUOIS: On April 30, 1996, Housatonic sold its 10.5 percent interest in the Iroquois pipeline. Housatonic recorded a $2.1 million provision in fiscal 1995, representing its share of Iroquois' estimated charge associated with resolution of the federal investigation of Iroquois concerning alleged environmental violations during construction of the pipeline. Housatonic was relieved of all federal investigation expenses at the time of sale which resulted in an after-tax $2.5 million gain.

ENVIRONMENTAL MATTERS: Fourteen sites containing coal tar became the property of Yankee Gas at divestiture from Northeast Utilities. Contamination at these sites was caused by operations of former manufactured gas plants at those locations. Yankee Gas has reported the results of its environmental studies to the Connecticut Department of Environmental Protection (DEP). The DEP has not required that any remedial action be undertaken to date. However, of the fourteen, seven sites are presently listed on the Connecticut Inventory of Hazardous Waste Sites. Inclusion of a site on this list indicates that remediation may be required in the future.

A program of remediation at two of these properties was completed during fiscal 1996. In addition, Yankee Gas has developed a cost estimate for the remaining sites based on various factors including the probability of clean-up. As a result of this effort, Yankee Gas recorded a liability of $35 million in fiscal year 1993 for future environmental clean-up.

Recovery of remediation costs has been specifically allowed by Yankee Gas' 1992 rate case decision. Presently, $325,000 is allowed annually in rates. If costs are expected to exceed $2.5 million on an annual basis, Yankee Gas is required to go to the DPUC for review. The DPUC has stated that "to the extent that coal tar remediation expenses are prudently incurred, they should be allowed as proper operating expenses."

During fiscal 1996, Yankee Gas received funds from certain of its insurance carriers in settlement of certain claims for actual or potential contamination at certain sites that may give rise to environmental liabilities. The terms of the aforementioned settlements are subject to confidentiality provisions in agreements between Yankee Gas and its insurance carriers. Yankee Gas currently is actively pursuing additional claims against some of its insurers. The proceeds are being reflected as reductions in the regulatory asset associated with recoverable environmental clean-up costs, as shown in the accompanying balance sheets.

TRANSITION COSTS - ORDER NO. 636: On April 8, 1992, the FERC issued Order No. 636 on pipeline restructuring. In essence, the FERC found that absent the unbundling of traditional merchant services, pipelines would not be able to achieve the FERC's long-term goal of open access and provide transportation services that are indifferent to the seller of the gas. Order No. 636, therefore, required all pipelines to implement restructuring of their services by the winter of 1993-94. The three major pipeline systems serving Yankee Gas (Iroquois, Tennessee Gas Pipeline Company and Algonquin Gas Transmission Company and its affiliate, Texas Eastern Transmission Company), have all restructured pursuant to the FERC directive. Yankee Gas has concurrently replaced the gas supply traditionally obtained from the pipeline companies' merchant services with firm purchases directly from producers and/or marketing companies.

Order No. 636 acknowledges that the restructuring of the pipelines' traditional services will cause pipelines to incur transition costs in several areas and provides mechanisms for the pipelines to fully recover prudently incurred transition costs attributable to the implementation of Order No. 636.

Top Left:      30

On July 8, 1994, the DPUC issued a decision on the implementation of FERC Order No. 636 by the Connecticut Local Distribution Companies (LDCs). The DPUC is allowing the LDCs to offset the transition costs billed by pipelines under Order No. 636 with recoveries from capacity release activity, refunds of deferred gas costs for the 1992-93 period and all subsequent annual deferred gas costs, gas supplier refunds, off-system sales margin and interruptible margin earned in excess of target amounts.

Through September 30, 1996, Yankee Gas has paid approximately $17.3 million of transition costs and an additional $0.7 million are anticipated. To date, Yankee Gas has collected $34.5 million through a combination of credits received from gas supplier refunds, deferred gas costs, excess interruptible margin, off-system sales margin, and capacity release agreements.

On January 3, 1996, the DPUC issued a Final Decision in reopened Docket No. 92-02-19. The Docket allows for recovery of certain deferred regulatory assets with the stipulation that Yankee Gas would not increase its rates before October 1, 1998, except in the event of certain circumstances which would adversely affect
Yankee Gas' financial condition.   Yankee Gas may apply a portion
of excess transition credits received from pipeline refunds, interruptible excess margin, deferred gas costs, capacity release activity, and off-system sales margin to certain regulatory assets. As of September 30, 1996, excess collections of approximately $17.2 million were applied against the deferred regulatory assets specified in the decision.

GAS SUPPLY HEDGING ACTIVITIES: Yankee Gas has gas service agreements with two customers to supply gas at fixed prices. Because Yankee Gas purchases gas on a variable price basis, it has found it necessary to hedge gas prices with derivatives to respond to customers' needs for long-term fixed pricing. Both agreements are similar in structure in that Yankee Gas executed a commodity swap contract with a commodity trading firm. Under a master commodity swap agreement, the price of a specified quantity of gas is fixed over the term of the gas service agreement with the customer. In both cases, Yankee Gas is acting as an agent using its credit to provide fixed pricing to its customers using a commodity swap. Yankee Gas' results of operations are unaffected by the hedge transaction given that it passes through the cost of the hedge to either the commodity trading firm or its customer depending on the difference in the fixed and floating prices for gas. Also, the customers are accountable for all costs incurred by Yankee Gas to execute and maintain the commodity swap contract.

Of the two gas service hedging agreements currently in force, only one is material relative to the significance of gas volumes being hedged. This agreement has a ten year term and requires Yankee Gas to supply approximately one BCF of gas per year, with relatively low margin, at a fixed price beginning August 1, 1995. The price is allowed to escalate by a predetermined rate every year after the first year. The commodity swap contract for this hedging agreement was executed August 17, 1994. Yankee Gas is responsible for margin calls collateralizing the commodity swap contract from August 17, 1994 through the term of the gas service agreement. Currently, Yankee Gas has a letter of credit in the amount of $3.75 million issued to the commodity trading firm collateralizing the commodity contract.

TAX/LEGAL ISSUES: In fiscal 1996, Yankee Gas received revised property tax bills from the City of Meriden, Connecticut (the
City). The City is asserting a claim for approximately $5.0 million for back taxes and interest resulting from a retroactive reassessment and revaluation of Yankee Gas' personal property filings. The City did not locate or identify any property which Yankee Gas omitted from its filings. The tax bills reflect a reassessment of property at higher rates than those previously accepted by the City. Yankee Gas is currently in the process of litigating this retroactive reassessment. Although it is anticipated that the outcome of this claim will not have a material impact on the Company, based on the information available at this time, management cannot predict what the ultimate impact might be.

In November 1995, a class action suit was filed against Yankee Gas and the state's two other LDCs by the Connecticut Heating and Cooling Contractors' Association, Inc., claiming the LDCs engaged in unfair trade practices. The action alleges that the LDCs unfairly competed with licensed plumbers and contractors by performing customer service work using customer service employees who did not possess state trade licenses.

The LDCs have asserted that such licenses are not required for this work based on a statutory exemption enacted in 1965 and amended in 1967. However, in a separate proceeding, a Connecticut Superior Court has upheld an administrative ruling against the LDCs' position, which was recently affirmed on appeal. In 1995, the Connecticut General Assembly enacted legislation that established on a going-forward basis a separate procedure for state certification of gas service employees.

While the ultimate results of the class action suit cannot be determined, management does not expect that it will have a material adverse effect on the Company's consolidated results of operations or financial position.

Top Right:

Yankee Energy System, Inc. and Subsidiaries 1996 Annual Report 31

Note 10  Acquisitions

On July 18, 1996, the Company's subsidiary, YESCo, acquired YESCo Industrial Energy Services, Inc. (YESCo Industrial). YESCo Industrial is a manufacturers' representative and service company that provides heating, ventilating, and air conditioning services and design automated temperature control systems for the industrial and commercial market. This acquisition was accounted for using the purchase method. YESCo Industrial's results of operations have been included in the consolidated results of operations since the date of acquisition. The impact of this acquisition and its operations are not material to the financial condition or results of operations of the Company.

Note 11  Quarterly Financial Data (Unaudited)

The following table provides information with respect to the consolidated quarterly results of operations for the fiscal years ended September 30, 1996 and 1995, and reflects the seasonal nature of the Company's operations. The results of any one quarter during the year are not indicative of the results of future quarters.


                              Quarter Ended
Fiscal Year 1996  December 31  March 31  June 30 September 30

     (Thousands of Dollars, except share information)

Operating
  Revenues          $98,198     $139,559  $60,136      $42,046

Operating Income
  (Loss)             20,219       29,849    3,172       (6,255)

Net Income
  (Loss)              9,838       15,327    1,822       (5,068)

Earnings (Loss)
  per Common
  Share (1)           $0.95        $1.47    $0.17       $(0.49)



                              Quarter Ended
Fiscal Year 1995  December 31  March 31  June 30 September 30

Operating
  Revenues          $82,284     $116,756  $55,101      $39,881

Operating Income
  (Loss)             15,177       24,135    2,612       (6,743)

Net Income (Loss)     7,459       11,750      255       (7,106)

Earnings (Loss) per
  Common Share (1)    $0.73        $1.14    $0.02       $(0.69)


(1) Earnings (Loss) per common share were calculated on the average common shares outstanding of 10,435,196 and 10,332,447 for the twelve months ended September 30, 1996 and 1995, respectively.

Top Left:      32

Selected Financial and Operating Data


September 30,  1996      1995      1994      1993      1992
Balance Sheet Data:
(Thousands)

Net Utility
 Plant          $335,488  $324,870  $315,063  $308,384  $303,715

Total Assets     478,749   479,301   481,518   441,293   393,227
Total
 Capitalization  271,348   292,802   276,513   311,197   277,391

Income and Share Data:
(Thousands except share data)

Operating
 Revenues       $339,940  $294,022  $317,298  $302,657  $278,760
Cost of Gas      189,188   155,378   168,816   157,816   150,616
Other O&M
 Expenses         64,960    60,108    62,733    59,142    56,246
Depreciation      16,649    16,520    16,993    17,133    16,086
Net Income (1)    21,919    12,358    19,485    17,479    13,135
Earnings
 per Share (1)     $2.10     $1.20     $1.89     $1.70     $1.44

Revenues:
(Thousands)
Gas:
Residential     $145,364  $127,493  $140,403  $133,846  $124,435
Commercial       103,787    88,983    95,286    93,045    85,920
Industrial        82,725    73,715    77,850    72,940    64,004
Miscellaneous      6,217     2,161     3,328     1,884     1,211
Transportation       952     1,631       431       942     3,190

 Total Gas      $339,045  $293,983  $317,298  $302,657  $278,760
Nonutility
  Revenue            875        39      --       --        --
Other                 20       --       --       --        --

               ________  ________  ________  ________  ________
  Total Operating
   Revenues     $339,940  $294,022  $317,298  $302,657  $278,760

Sales and Transportation:
(Mcf-Thousands)

Firm:
   Residential    13,185    11,591    13,101    12,691    12,312
   Commercial     10,521     9,022     9,998     9,703     9,183
   Industrial     11,438    10,007    10,421     9,600     8,058
   Transportation    178       589       128       167     1,700
   Unbilled and
    other            969       793       245       129       (58)
   Total Firm     36,291    32,002    33,893    32,290    31,195


Non-Firm:
   Commercial      1,746     1,809     1,549     1,663     1,377
   Industrial      6,792     7,286     7,149     5,336     3,632
   Transportation  2,444     3,654       559     1,400     3,147
   Total
     Non-Firm     10,982    12,749     9,257     8,399     8,156

Total Sales and
 Transportation   47,273    44,751    43,150    40,689    39,351

Customers:
(Average)

Residential      157,526   156,539   155,874   155,385   154,934
Commercial (2)    19,313    19,167    19,156    19,139    19,056
Industrial (2)     2,112     2,145     1,980     1,893     1,885
Firm
  Transportation      19      --        --        --        --
Resale                 2         1         1         1         1

  Total
     Customers   178,972   177,852   177,011   176,418   175,876

Sources of Gas:
 (Mcf-Thousands)

Domestic          21,331    13,534    16,162     7,474     9,526
Canadian Gas
 Firm             24,721    24,283    24,440    23,970    11,016
Spot Market Gas      710     2,836     2,318     8,155    14,386
Produced Gas          19         9        30         6        15
Company Use/
 Unaccounted For  (1,285)     (405)     (488)     (608)     (377)

 Total Sources    45,496    40,257    42,462    38,997    34,566

Peak Day Data:

Peak Day Send
 Out (Mcf per
 day) (3)        239,348   250,518   262,794   247,315   237,077
Peak Day Date    2/05/96   2/06/95   1/19/94   2/01/93   1/16/92
Peak Day
 Degree Days          62        59        55        54        55
Total Annual
 Heating
 Degree Days       6,302     5,595     6,454     6,232     5,995


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

(2) Transportation customers who utilize both gas service and transportation service are included in these customer categories.
Average transportation customers are as follows: 1996:8, 1995:23, 1994:17, 1993:25, and 1992:51.

(3) Converted from BTU-millions assuming 1,030 BTU per CF. 1994 sendout includes one time delivery of 17,425 Mcf to Con Ed.

Inside Back Cover:

Shareholder and Stock Information

Annual Meeting
The Annual Meeting of Shareholders will take place on Friday, January 31, 1997, at 10:30 a.m. at the Ramada Plaza Hotel and
Conference Center in Meriden, Connecticut.

Market for Common Stock
As of October 31, 1996, there were 28,499 holders of record of Yankee Energy common stock. Yankee Energy's stock is quoted on the New York Stock Exchange (NYSE) under the symbol "YES" although it is frequently presented as "YanEnS" in various financial publications.


High and Low Stock Prices and Dividend Information ($/Share)
Year Ended September 30, 1996 High      Low       Dividend

First Quarter, 1996           25.500    20.875    0.315
Second Quarter, 1996          25.750    21.875    0.315
Third Quarter, 1996           22.500    20.375    0.325
Fourth Quarter, 1996          23.625    20.750    0.325

Year Ended September 30, 1995

First Quarter, 1995           22.625    20.375    0.305
Second Quarter, 1995          25.375    20.000    0.305
Third Quarter, 1995           22.875    19.500    0.315
Fourth Quarter, 1995          22.375    19.750    0.315


Dividends
Dividends are considered quarterly by the Board of Directors and, if declared, are payable at the end of March, June, September and December. The dividend record date is generally three weeks prior to the dividend payable date. Yankee Energy offers registered shareholders the ability to have quarterly dividends deposited directly into their bank account.

Shareholder Investment Plan
The Yankee Energy Shareholder Investment Plan is administered by the Company's stock transfer agent, ChaseMellon Shareholder Services (ChaseMellon). The Plan provides registered shareholders and their family members a convenient way to acquire shares of common stock. Shares can be purchased by having quarterly dividends automatically reinvested in additional shares or by sending in funds to purchase additional shares. In addition, holders of fewer than 100 shares may sell all their shares at any time for no fee. The Plan also offers charitable donation and share safekeeping services as well. Copies of the Plan are available from ChaseMellon or Yankee Energy.

Transfer Agent
Shareholders who have questions about their accounts or desire to transfer their stock from one name to another should contact
ChaseMellon at 1-800-288-9541 or write:

For Transfers and Transfer Inquiries:
ChaseMellon Shareholder Services, L.L.C.
85 Challenger Road
Ridgefield Park, NJ 07660

All Other Inquiries:
ChaseMellon Shareholder Services
P.O. Box 590 Overpeck Centre
Ridgefield Park, NJ 07660

Yankee Energy News and Information
Yankee Energy has a toll-free news and information service which includes current news releases, a Chairman s message, earnings and dividend information as well as access to the transfer agent or the Company's Investor Relations Department.

                         1-800-YES-9989

Shareholders, interested investors and analysts may also contact
Yankee Energy by calling or writing to:

Steven P. Eschbach, CFA
Investor Relations Manager
Yankee Energy System, Inc.
599 Research Parkway
Meriden, CT 06450-1030
Phone 203-639-4459
Fax 203-639-4011
Email:  eschbachs@yankeegas.com

Yankee Energy will provide shareholders with a copy of its 1996
Annual Report to the Securities and Exchange Commission on Form
10-K, without charge, upon written request.

Back Cover

Bottom Left:   Yankee Energy Logo and list of the Company and its
               subsidiaries.

Web Site Address:    http://www.yankeegas.com.

Yankee Energy System, Inc.
599 Research Parkway
Meriden, CT  06450-1030
203-639-4000

Yankee Energy Services Company
639 Research Parkway
Meriden, CT  06450-1030
203-639-4670

R. M. Services, Inc.
639 Research Parkway
Meriden, CT  06450-1030
203-639-4501

YESCo Industrial Energy Services, Inc.
11 C. Kripes Road
East Granby, CT 06026
860-653-5667

Yankee Gas Services Company
599 Research Parkway
Meriden, CT 06450-1030
203-639-4000

Yankee Energy Financial Services Company
599 Research Parkway
Meriden, CT 06450-1030
203-639-4462

BVA Cogen, Inc.
33 Christa McAuliffe Blvd.
Plymouth, MA 02360
508-746-5500

YESCo Energy Consulting Services, Inc.
639 Research Parkway
Meriden, CT 06450-1030
203-639-4670