Form 10-K, Exhibit 13
period 1997-09-30
YANKEE ENERGY SYSTEM INC
filed 1997-12-10
CIK 849210

                                                  Exhibit 13



Cover:

     Background:    Photo featuring Martha Stewart standing at
                    stove cooking

     Across Top:    The Energy Magazine for Today's Investors

     Top Left:      YES
                    Yankee Energy System 1997 Annual Report


     Left Center:   Yankee Gas
                         Heats Up

                    YESCo
                         Takes shape

                    Service
                         Wows customers

                    The Environment
                         Gets Greener

                    Conversions
                         Make the switch


     Bottom right:  Martha Stewart
                         Warms up to natural gas

Inside Front Cover:

Left two-thirds of page:

Company Profile

Yankee Energy System, Inc. (YES or the Company), headquartered in Meriden, Connecticut, is a diversified company specializing in the distribution, conversion and control of energy to meet our customers needs. Our principle operating subsidiary is Yankee Gas Services Company (Yankee Gas).

Yankee Gas provides natural gas to a service area of 68 cities and towns in Connecticut. The Company s other operating subsidiaries support our core business in natural gas, or allow us to expand our growing businesses in energy-related services.

Yankee Energy Services Company (YESCo) provides comprehensive energy-related services through three principle divisions. YESCo Power designs, builds and maintains on-site facilities for the production of thermal and/or electric power. YESCo Controls is in the business of engineering, installing, and maintaining building control systems. YESCo Services provides comprehensive HVAC, boiler and refrigeration equipment services and installation.

Other subsidiaries support the operations of Yankee Gas and YESCo. NorConn Properties, Inc. (NorConn) owns selected system real estate which it leases to Yankee Gas. Yankee Energy Financial Services (Yankee Financial) provides energy equipment financing. R.M. Services, Inc. (RMS) provides receivables management services.


Right margin:

Yankee Stats

68 Towns
     Yankee s service area covers approximately half of Connecticut s land area.

$325+ Million
     Gross annual revenue is on the rise for Yankee, and now exceeds the $325 million mark.

181,000 customers
     And growing. In 1997, Yankee added 22,000 more customers -- residential, commercial and industrial -- to its base.

Key characteristics
     Strong management, attractive yield, low-risk diversification strategy, and secure opportunities in basic natural gas business.

Service Area

     Graphic - Map of Connecticut highlighting Yankee Gas Service
               Areas

End of Company Profile page

Top center:         Yankee Energy System 1997 Annual Report
                    Contents

Left two-thirds:    Photo inset background of sky and clouds with
                    text:

                         Yankee Gas
                         Imaginative Energy
                         Solutions
                         For Natural Gas

                    Three small photo insets of machinery parts

                         A - Absorption Process
                         E - Engine Driven
                         D - Desiccant Process

                    Photo inset of business man talking on
                    telephone


Cover Stories and Features

A Letter from Branko Terzic

     1997. A year of transition, preparation, and action. Yankee
     Energy System s CEO shares his news and views with shareholders.

Yankee Gas

     More people are using natural gas, and relying on Yankee for gas-related services. Charles Gooley shares good news from his side of the Company.

YESCo

     The definition of YESCo is straightforward: Technicians and trucks who go on-site to solve problems for industrial and commercial clients. YESCo President Mike Bielonko lays the groundwork.


Right margin:

"Wow"

     A new customer service system. A record number of service contracts. Improved dispatch and installation. Customers are finding out that Yankee means service.

The switch is On

     Natural gas conversions just keep on coming. Neighborhoods.
     Multi-unit apartment buildings. And a rather high-profile customer known for domestic perfection.

Doing Business Better

     Online gas procurement and a dedication to transportation services are two improvements moving Yankee closer to customers.

New Applications, New Markets

     The cost efficiencies of new natural gas applications open up new markets. And natural gas vehicles keep on rolling.

Energy Experts

     The 1997 Yankee management team is stronger and deeper than ever.

Yankee by the numbers

     Financial data in detail.

Bottom right:

     Photo inset of man in hard hat checking equipment
     Photo inset of Big Mo - Yankee Gas Mobile Office Vehicle

Bottom center: YES 1997

Bottom right:  1

Top half of page:   Photo inset of Branko Terzic wearing hard
                    hat, job site in background

Chairman's Letter:

A Letter from Branko

This year -- a year of transition for your company, Yankee Energy System, Inc. -- earnings from our regulated subsidiary, Yankee Gas Services Company, were strong (despite the warm weather). Yet losses from last year s startup diversification effort in Yankee Energy Services Company (YESCo) meant our total earnings for the year were less than anticipated.

The earnings for 1997 of $1.62 a share were down from the previous year s earnings of $2.10, based on warmer weather and other variables. The prior year s figure benefited from a $0.24 per share gain on the sale of our interest in the Iroquois Pipeline. As an additional point of reference, 1995 earnings were $1.20 per share (this included a one-time charge of $0.30 per share related to the company s business re-engineering efforts).

Focused strategy, improved management

I take responsibility for our results and wish to inform you that Yankee Energy is applying the lessons learned from our experience this past year. As we begin a new fiscal year, strategic focus has been sharpened, managerial improvements have been made, and operating performance has improved. Our strategy to increase shareholder wealth has not deviated from its path. We will continue to improve the efficiency and sales effectiveness of Yankee Gas Services Company while creating new earnings in our YESCo subsidiary by focusing on energy-related mechanical services, first in Connecticut and then in the rest of New England.

This strategy fits well with the changes now driving the energy sector of the U.S. economy. As I reported in last year s letter, all indicators point to increased competition in the energy industry. Thus, Yankee Energy s prospects continue to be influenced by often unpredictable changes in state and federal regulation of natural gas and electricity.

Deregulation and increased opportunities

Last year, competition was introduced in Connecticut by a Department of Public Utility Control (DPUC) decision allowing commercial and industrial customers to purchase commodity gas on the market. This year, the DPUC has opened a proceeding to take evidence and testimony on the issue of residential customer choice in gas purchased from other marketers. Since Yankee Gas has successfully implemented transportation services to commercial and industrial customers, we are well-positioned to provide residential gas transportation services. This new service will be boosted by use of our automatic meter reading capability and new informational technology investments.

Bottom left:   2

Bottom center: YES 1997

Changes in electric regulation -- particularly new laws facilitating distributed electric generation -- will present a number of opportunities for Yankee Energy subsidiaries. As the largest gas distribution system in Connecticut, Yankee Gas is ready to provide gas sales or gas delivery services to newly constructed gas-fired electric generation facilities. Any new construction of small distributed power plants also creates a market for YESCo, which can provide installation, operation and maintenance services for these types of energy conversion technologies.

Diversification moves Yankee closer to customers

In contrast to the strategies of many other utilities, Yankee Energy System has chosen to offer "technicians and trucks" through our YESCo subsidiary. Many national companies advertising "energy services" through telemarketing or direct mail are not able to provide these capabilities. Yankee Energy System s diversification strategy is to extend services beyond gas delivery. This means we will offer services on the customer s side of the meter for energy conversion, control, and gas-using devices. Thus, YESCo revenues will increase by providing highly trained and well-equipped field personnel to meet customers needs on-site.

YESCo has chosen as its initial service area a region that will benefit from the proximity of Yankee Gas Services. YESCo has chosen as its market segment industrial and commercial targets whose need for mechanical and energy-related services will, within a short time, enable YESCo to become a regional market leader. To enhance our competitive position further, YESCo customers will have the convenience of one-stop financing from its affiliate, Yankee Financial Services Company.

Our mission is to increase shareholder value. Yankee Energy will accomplish that mission by the creation of service offerings that will provide our customers with "imaginative and responsive energy solutions."

Everyone at Yankee Energy clearly understands that mission. We believe our plan to be well-designed with an appropriate balance of risk and growth. Recent additions to management have strengthened our organization and increased our prospects for financial success even more.

I am keenly aware of your expectations as shareholders and of my own responsibilities as Chief Executive Officer of your company. Please feel free to contact me at any time with your critiques, comments, or suggestions concerning your company s performance.


Branko Terzic Signature
Branko Terzic
Chairman, President and Chief Executive Officer

Caption Center Page:     This was a year of transition and action

Bottom Right:  Photo inset Branko Terzic and customer reading blueprints

Caption: Terzic, a professional engineer, reviews plans for the new Midstate Medical Center with Engineering
               Services Manager Guenther Ohler.

Upper Left:    Yankee Gas

               Photo inset:   Charles E. Gooley

Upper Right:   We're closer to customers, and our sales show it.


Growth is the principal indicator of the health of any business, and 1997 sales results clearly show the strength of our anchor company, Yankee Gas, and the improved economic conditions in the areas we serve. We have reorganized our sales force under experienced sales and marketing professionals and doubled our historic rate of customer growth, adding more than 2,300 new customers. We exceeded our sales growth projections by more than 52 percent. Even as we meet the growing demands of almost 160,000 residential energy customers, we added 30 percent more appliance-service customers in 1997.

Yankee Gas also was Connecticut s leader in promoting firm transportation services, making our infrastructure available to customers who choose to buy their own gas, and rely upon our distribution system to deliver it. We identified gas-fired electricity generation opportunities and effectively marketed them to businesses throughout the state. Our gas cooling, air compression, infrared heating and natural gas vehicle programs all moved forward.

As we grew the business, we tightly controlled operating, maintenance, and capital expenditures. Aggressive goals set for all areas of operations were mostly met or exceeded.

That was last year. To succeed in 1998 and the longer term, we need to have a clear understanding of what we are and must be to our customers. We are a quality provider of natural gas distribution and utilization services. We sell gas to those customers who want to buy from us, and we deliver gas for other customers who want to buy their own gas. We provide appliance and equipment installation, maintenance and service directly to our residential customers.

To prosper in the future, Yankee Gas must consistently be named by customers as one of the top service companies with which they do business. We no longer compare ourselves only to public utilities, because our customers ceased doing that long ago. We are now compared to the package delivery company, the lawn service, and the local building contractor. Our service must rival that of the "best in its class" of any type of company serving consumers.

Because the price of energy is a primary customer concern, we must keep our prices competitive with those of other energy providers. We will do this through aggressive cost management and sales efforts focused in areas where we already have distribution facilities. Yankee Financial will continue to support our ability to make natural gas an affordable option.

As changes in regulation require our customers to make choices, we will be the source for clear, reliable information. Technology does and will continue to play a major role in our customer interactions, as is evidenced by our comprehensive Web site and a new customer information system, scheduled for completion next Fall. But technology will not replace the motivated, well-trained, and courteous employees who have come to exemplify Yankee Gas. Rather, it will enable them to delight our customers.

Customer delight, not customer satisfaction, is the new target at which we are aiming.

Charles E. Gooley signature
Charles E. Gooley
President, Yankee Gas Services Company

Bottom left:   Photo inset of people standing around gas grill

Bottom left:   4

Bottom Center: YES 1997

Upper left:    YESCo

Upper left:    We're prepared to supply a full range of energy
               services.

Upper right:   Photo inset of Michael E. Bielonko

Yankee Energy Services Company (YESCo) is being positioned in the marketplace to provide a full range of energy equipment mechanical services to commercial, industrial, and institutional customers through YESCo s three divisions: Power, Controls, and Services.

YESCo s Power division designs, builds and maintains on-site facilities for the production of thermal and/or electric power. This includes fuel cells, of which YESCo Power installed two in the fourth quarter of fiscal 1997, and began its third installation in the first quarter of 1998. YESCo Controls specializes in the engineering, installation, and maintenance of building control systems. Controls is an authorized installer of Andover Controls, a leading building controls product that we are now installing in major projects for customers such as Southern New England Telecommunications (SNET) and the University of Connecticut. YESCo Services now operates out of three locations, two in Connecticut and one in Massachusetts, to provide comprehensive HVAC, boiler, and refrigeration equipment services and installation.

In fiscal 1997, YESCo incurred startup costs at new locations associated with building a sales and marketing infrastructure, and initiated negotiations that led to acquisitions just after the end of the fiscal year. Several on-site energy generation projects expected to begin in fiscal 1997 were also delayed to early 1998. Nonetheless, our identity as a provider of comprehensive energy-related mechanical services is taking shape as we continue to provide excellent service.

Substantial progress was made against our aggressive multi-year business plan. In the third quarter we established two additional operations service centers, one in southern Connecticut and one in eastern Massachusetts. Late in the fourth quarter we completed two acquisitions that enhance our technical capabilities in both our Controls and Services divisions.

Our goal is to become the largest provider of comprehensive mechanical services in Connecticut and adjacent markets. In fiscal 1998 we plan continued growth internally through targeted sales efforts and acquisitions. All the necessary managerial, financial, and cultural components are in place to enable us to create real shareholder value and continue our acquisitions program.

Our strategy of "technicians and trucks" dispatched to provide on-site solutions for customers remains sound. In keeping with the character of Yankee Energy System, YESCo is set for long-term, steady growth.


Michael E. Bielonko signature
Michael E. Bielonko
President, YESCo

Bottom right:  Photo inset YESCo installation

Bottom Center: YES 1997

Bottom right:  5

Top left:      Customers

               New system speeds customer service

Top right:     Photo inset of family

Caption across page(s):  Making 'em say "Wow"
                         (across pages 6 and 7)


Thanks to a state-of-the-art Microsoft NT-based client/server system, more customer information will be at the fingertips of Yankee Gas service personnel, helping them serve customers more quickly and accurately. The system, created by IBM Global Services, is a first in the natural gas industry and will provide fast access to data on customer billing, sales, credit, repairs and maintenance. Yankee believes the system will enhance the company s growth strategies.

Charles Gooley, president of Yankee Gas, pointed out that "utility customers will compare their utility providers' service to all other service providers. The IBM-CSS system will help us provide the service that will distinguish us from everyone else."
The installation is scheduled for completion in late 1998.


Word in background beneath copy:   Satisfaction

Bottom center:      Photo inset of person operating fork lift
                    inside Federal Paper Board facility.

Caption: Federal Paper Board in Sprague, Connecticut, is one of Yankee's more than 20,000 commercial and industrial customers. And, like almost 1,400 of those customers, Federal Paper Board uses a marketer to supply their natural gas while relying on Yankee to transport it to their factory. We're proud to serve these transportation customers.

Bottom left:        6

Bottom center:      YES 1997

Top center:    Service contracts soar

Word in background beneath copy:   Growth

The growth of gas-appliance service contracts sold by Yankee Gas skyrocketed this past year, exceeding all expectations. "We marketed more aggressively than ever," said Yankee Vice President of Marketing Steve Laden. "Seasonal specials and add-on contracts for installations, conversion projects and new homeowners resulted in thousands of new service contract customers."

Laden added that service contracts do more than provide another revenue stream. "Having a contractual relationship with customers encourages them to communicate with us," he said. "It s another way of listening to them and staying in touch with what they want."

Caption across page(s):  Making 'em say "Wow"
                         (across pages 6 and 7)


Center left:   Photo inset of business man talking to couple

Caption: Rebates, incentives, and financing programs enable industrial, commercial, and residential customers to purchase, install, or convert to natural gas equipment more easily.

Center bottom: Photo inset of Big Mo - Yankee Gas Mobile Office
               Vehicle

Caption: Big Mo is Yankee s mobile customer education and outreach center. It s equipped with a clean, natural gas-burning engine, two offices, and a mainframe interface with Yankee headquarters. It s another way Yankee is focused on customer service. And that s Big.

Right margin:

CAD keeps Yankee Service running on time

When a request for service comes in to Yankee Gas, vehicles are responding more efficiently because of Computer Aided Dispatch
(CAD). The system, installed last summer, coordinates a fast response by linking service headquarters to computer terminals in service vehicles. Yankee personnel are directed to the customer and already informed about the nature of the problem when they arrive. As the Yankee customer base expands in number and in geographic distribution, CAD will keep Yankee service pointed in the right direction.



Yankee OnCall completes customer service loop

Graphic of Yankee OnCall logo

Yankee Gas has traditionally provided natural gas to its customers and provided service or repair work when needed. But when residential customers wanted to buy and install natural-gas equipment, Yankee could only recommend a contractor.

Yankee OnCall changes all that. Yankee OnCall is an equipment-acquisition and installation service for residential customers. "The customer benefits from better, more competitive service through Yankee," said David Ferrante, director of customer service. "And we re now able to provide energy solutions seamlessly, from acquisition to installation, delivery, service, and repairs."


Bottom center:      YES 1997

Bottom right:       7

Top left:      Conversions

Top center:         the switch is on

Text in background: on

Yankee helps Martha Stewart feel right at home

Center left:   Photo inset of Martha Stewart cooking at stove

Center right:

When it comes to the quest for the perfect home, one woman leads the way. Martha Stewart has the last word on how to address domestic dilemmas, from making artichoke dip to baking zucchini bread. And she wouldn't cook with anything but natural gas.

"For precision cooking, nothing comes close to natural gas," she said from her studio in Norwalk, where Yankee recently completed a conversion that enabled the construction of two commercial-grade kitchens. With gas now on-line for her new daily television show, "Martha Stewart Living," the star will saute, bake, broil, and boil with the accuracy for which she s known.

"We worked closely with our customer on this project," said Yankee Gas Sales Representative Mike Collins. "We designed subfloor lines to suit the studio layout. Once it was done, we convinced Ms. Stewart to make her heating system natural gas, too, and converted the whole building." Look for Martha
Stewart s new syndicated television show, and look for the Yankee Gas name when the credits roll.


Yankee answers the need for cleaner power

The problem at the Laurel Gardens apartments wasn't that oil heat was costly. It was that oil heat created maintenance problems and environmental issues for the community.

Enter Rick Hughes, the Yankee Gas sales representative who called the Director of Danbury's Housing Authority last February. He showed the Director how natural gas could help improve air quality, and today has converted 90 units in five apartment buildings. "The tenants get cleaner heat. And Yankee gets more satisfied customers on-line," said Hughes. Yankee Gas is now focused on similar properties in Danbury -- and the other 67 towns in the service area -- that could use cleaner energy.

Bottom left background text:  air quality


Bottom right:

Stonegate finds a cure for the common cold


Stonegate was a cold neighborhood. Ninety single-family Stamford homes, all with poor insulation, all heated by electric heat pumps. Each winter, kids got sick and the electric bills soared.

Yankee Gas Sales Representative Greta Mead connected with a resident who wanted to sell his home, but because of the electric heat, couldn't get the price he wanted. Together, they attended neighborhood meetings, stuffed flyers in mailboxes, and discovered a market ripe for natural gas.

"It was a domino effect," said Mead. "Momentum built on word of mouth, and eventually we converted 60 of the 90 homes to natural gas." Now natural gas furnaces, fireplaces, and water heaters are getting hot. And kids are staying warmer.

Bottom right:  Inset photo of Stonegate housing development

Bottom left:   8

Bottom center: YES 1997

Top left:      Operations

               Doing business better

               Photo inset composite of man in front of computer, women with headset and computer screen

Transportation Services keeps Yankee right in the middle of things

As Yankee Gas "unbundles," separating its gas supply and gas delivery services, more of Yankee s commercial and industrial customers will purchase natural gas on the open market. The move is expected to reduce Yankee s role as seller of natural gas, and open up new sales opportunities in gas transportation. Hence the formation of a new department: Transportation Services.

Transportation Services makes Yankee a partner with customers who need gas and with those who supply gas, by providing the infrastructure that enables gas to arrive at its destination. No matter where customers buy their gas, Yankee gets it there.

The new department will also coordinate with Sales to identify transportation-related business opportunities. "We can communicate with people who need gas, and people who supply it," said Richard Tardif, manager of Transportation Services. "This will keep our sales staff supplied with the market information they need, and administer customer requests more effectively."


Bottom left:   Illustration of virtual reality

Caption:       Imaginative Energy Solutions

               Virtual Reality technology brings customers into a 3-D world of natural gas cooling technology solutions, making a persuasive -- and very cool -- case for absorption, engine-driven, and desiccant technologies.

Right margin:

Background photo:   Closeup of computer keyboard

EBB and flow.
On-line natural gas ordering heats up.

Now that marketers are opening up natural gas sales, they rely on Yankee Gas more than ever for timely delivery of the product. For this reason, Yankee has established an Electronic Bulletin Board, operational since last summer.

The EBB keeps communications with marketers constant, current, and paperless. Orders for natural gas arrive instantly. Marketers receive daily summaries of account activity. The database information is entered once (instead of twice, under the previous faxing method). And, since EBB uses the Internet, no additional hardware or software is required. Bottom line: Customers get the gas they need at competitive prices when they need it.

Bottom right margin:     Graphic of globe with text:
                         Come visit us at the web
                         http://www.yankegas.com

Bottom center:      YES 1997

Bottom right:       9

Top left:      Technology

Background copy across pages 10 and 11: Technology
                                        Environment
                                        Economics

Top center:    Natural Advantages

Top center:    Schematic of infrared


Two markets open up for natural gas.


Infrared heats up; air compression performs under pressure.


Background text:    infrared


Owners of large facilities like warehouses, garages, and airplane hangars have traditionally paid a premium to keep their vast space warm enough to work in during cold, drafty winter months.
Until recently, that is.

Natural gas-based infrared heating is now replacing older, colder convection heating systems by putting warm air into cold work areas. Infrared heaters heat buildings the same way the sun heats the Earth s surface. Ceiling-mounted units radiate heat that warms walls, floors, equipment and people. Comfort is increased and heat loss is minimized. This explains why infrared heat is now warming an Air National Guard hangar, a large auto-service garage, and a manufacturing facility, all in Connecticut.

Other firms are recognizing the benefits of natural gas as a power source for air compression, important in many manufacturing processes. Natural gas-fired air compression is cheaper than electricity, and more reliable, too, since it keeps manufacturers going during power outages. These are just a few reasons why Yankee Gas sees great potential in both these technologies, and will market them aggressively in 1998.

Bottom right background text: air compression

Bottom left:        10

Bottom center:      YES 1997

Top left:      Environment

Background copy across pages 10 and 11: Technology
                                        Environment
                                        Economics

NGV's hit the road

Natural Gas fleets expand


United Parcel Service and the U.S. Postal Service have added natural gas-powered trucks to their Connecticut fleets, leading the movement toward more fuel-efficient vehicles on our roads and providing Yankee Gas Services sustained growth in the business of engine conversions and fuel supply.

Federal laws mandate that certain fleets begin using alternative fuels, so companies like UPS and the Postal Service are preparing for the future. Ford, GM, and Chrysler all have plans for natural gas vehicle (NGV) production as well.

For many companies, the reasons go beyond federal law. Natural gas is less expensive -- about 90 cents a gallon -- and cleaner-burning than gasoline, emitting approximately 90 percent less carbon monoxide. Maintenance costs are lower and safety is higher, since natural gas combusts at twice the temperature of gasoline. That s smart driving.

NGVs are especially well-suited to fleet service, since such vehicles rely on central fueling stations, of which Yankee now has five in Connecticut. The latest, at Danby's Exxon station in Meriden, was constructed by Yankee Gas Services last year, adding a critical centrally located link in the state s natural gas fuel network. Check out our web site for other locations.

Top right:     Photo inset of man fueling UPS vehicle


Bottom third:  Fuel cells power up.

Natural gas goes in, premium AC power comes out.

Fuel cells first caught the attention of NASA, which is always looking for new ways to supply power in outer space. Back here on Earth, YESCo is marketing fuel cell technologies for business, highlighting the company s drive to fill the demands for non-traditional, reliable, premium power generation. Fuel cells are currently operating at the Naval Submarine Base in Groton as well as Yankee s corporate headquarters.

Fuel cells create AC power by separating the hydrogen and oxygen in natural gas. Thermal energy is also produced, and can be recovered and re-used. The power output from one fuel cell can reach 200 kilowatts at 85 percent efficiency, enough power for about 150 homes.

Right now the up-front cost of fuel cells is steep, but the federal government subsidizes their development, making them more affordable. Still, the appeal of fuel cells remains high. They ensure clean, high-quality power even during power outages, eliminate the need for expensive backup systems, and because the current is steady, fuel cells extend the life of the equipment they power. Natural gas fuel cells produce no emissions, so they re easy on Mother Nature.

As the demand for fuel cells in the premium power market grows, YESCo will be there to meet it.

Bottom third right:      Photo inset of fuel cell ribbon cutting
                         ceremony

Caption:                 Branko Terzic cuts the ribbon on
                         Yankee's natural gas-fired fuel cell.

Bottom center:      YES 1997

Bottom right:       11

Left margin:        Energy Experts

Background text:    Experts

Charles Gooley was promoted in 1997 to President of Yankee Gas Services from his former position as Executive Vice President of Operations. While he was Director of Legal and External Affairs at Northeast Utilities, Chuck led the effort that split Yankee Gas from the NU System in 1989. He joined Yankee that year as Vice President and General Counsel.

James Sepanski was a former partner and 15-year member of Arthur Anderson, LLP, New York City, and joined Yankee Energy System in July as its Chief Financial Officer. Jim s specialization has long been with utilities, and he has been involved with innovative financing, acquisitions and mergers. He will oversee financial operations for Yankee Energy and its subsidiaries.

Michael Bielonko has taken the helm as the new President of YESCo, after a successful tenure as Yankee Energy s CFO. Mike brings with him more than 20 years of financial and utility management experience with Yankee Energy and Northeast Utilities. He began with Yankee in 1989, as Vice President and Treasurer. He will direct the strategy to make YESCo a major provider of mechanical energy services in the Northeast.

Kingsley Fink has joined Yankee Gas Services as Vice President, Operations. Kingsley brings 15 years of experience in the Florida utility industry where, as General Manager of Florida Power and Light, he oversaw customer service, collections, meter reading, billing, and remittance processing.

Dale Hedman has been promoted to Vice President for YESCo and now leads the Power division. He has held three previous positions at Yankee, including Director of Finance at YESCo, and Manager of Financial Planning at Yankee Gas. Dale s extensive experience with Yankee has made his transition to his new post a smooth one.

Eric Grondahl has been promoted to Vice President for YESCo and now leads YESCo s Service division. Prior to joining YESCo in late 1996, Eric, an engineer by training, previously worked at Combustion Engineering and Northeast Utilities.

Right two-thirds of page:

Directors and Officers

Board of Directors

Photo inset:   Branko Terzic
Caption:       Branko Terzic (1)
               Chairman, President and Chief Executive Officer
               Yankee Energy System, Inc.
               Meriden, CT

Photo inset:   Sanford Cloud, Jr.
Caption:       Sanford Cloud, Jr. (2), (3)
               President and Chief Executive Officer
               The National Conference of Christians and
               Jews, Inc.
               New York, NY

Photo inset:   Eileen S. Kraus
Caption:       Eileen S. Kraus (2), (4), (5)
               Chairman
               Connecticut Fleet National Bank
               Hartford, CT

Photo inset:   Frederick M. Lowther
Caption:       Frederick M. Lowther (4), (5),
               Partner
               Dickstein Shapiro Morin & Oshinsky, LLP
               Washington, D.C

Photo inset:   Emery G. Olcott
Caption:       Emery G. Olcott (1), (4), (5)
               Chairman, President and Chief Executive Officer
               Packard BioScience
               Meriden, CT

Photo inset:   John J. Rando
Caption:       John J. Rando (2), (3)
               Senior Vice President and General Manager
               Digital Equipment Corporation
               Stow, MA

Photo inset:   Nicholas L. Trivisonno
Caption:       Nicholas L. Trivisonno (1), (2), (3)
               Chairman and Chief Executive Officer
               ACNielsen
               Stamford, CT

Photo inset:   Patricia M. Worthy
Caption:       Patricia M. Worthy (2), (3)
               Professor
               Howard University School of Law
               Washington, D.C.

Committees of the Board
(1) Executive
(2) Audit
(3) Finance
(4) Organization and Compensation
(5) Committee on Board Affairs

Officers

Photo inset:   Charles E. Gooley
Caption:       Charles E. Gooley
               Executive Vice President, YES

Photo inset:   Mary J. Healey
Caption:       Mary J. Healey
               Vice President, General Counsel and Secretary, YES

Photo inset:   Thomas J. Houde
Caption:       Thomas J. Houde
               Vice President, YES

Photo inset:   Ellen J. Quinn
Caption:       Ellen J. Quinn
               Vice President, YES

Photo inset:   Steven P. Laden
Caption:       Steven P. Laden
               Vice President, YES

Photo inset:   Nicholas A. Rinaldi
Caption:       Nicholas A. Rinaldi
               Vice President, YES

Photo inset:   James M. Sepanski
Caption:       James M. Sepanski
               Vice President and Chief Financial Officer, YES

Photo inset:   Michael E. Bielonko
Caption:       Michael E. Bielonko
               Vice President, YES

Bottom left:   12

Bottom center: YES 1997

Background graphic:      Contents
                         Columns of numbers

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


Consolidated Statements of Common Shareholders' Equity


Notes to Consolidated Financial Statements


Selected Financial and Operating Data

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Financial Condition

OVERVIEW

Yankee Energy System, Inc. (YES or the Company) headquartered in Meriden, Connecticut, is a diversified company specializing in the distribution, conversion, and control of energy to meet our customers' needs. Our principal operating subsidiary is Yankee Gas Services Company (Yankee Gas). Yankee Gas provides retail distribution of natural gas to a service area of 68 cities and towns in Connecticut. The Company's other operating subsidiaries support our core business in natural gas, or allow us to expand our growing businesses in energy-related services. Yankee Energy Services Company (YESCo) provides comprehensive energy-related services through three principle divisions. YESCo Power designs, builds and maintains on-site facilities for the production of thermal and/or electric power. YESCo Controls is in the business of engineering, installing, and maintaining building control systems. YESCo Services provides comprehensive HVAC, boiler and refrigeration equipment services and installation. Other subsidiaries support the operations of Yankee Gas and YESCo. NorConn Properties, Inc. (NorConn) owns selected system real estate, which it leases to Yankee Gas. Yankee Energy Financial Services (Yankee Financial) provides energy equipment financing. R.M. Services, Inc. (RMS) provides receivables management services.

The Company reported consolidated net income of $16.9 million, or earnings per share of $1.62, for its fiscal year ended September 30, 1997. This compares with consolidated net income of $21.9 million and $12.4 million, reflecting earnings per share of $2.10 and $1.20, respectively, for fiscal years ended September 30, 1996 and 1995. Fiscal 1996 earnings include a gain of $2.5 million or an after-tax effect of $0.24 per share resulting from the Company's sale of its Iroquois Gas Transmission System (Iroquois) investment. Fiscal 1995 earnings reflect a one-time operating charge of $5.4 million related to the Company's business transformation efforts, or an after-tax effect of $0.30 per share. Earnings for fiscal year 1997 decreased primarily due to operating losses incurred by the Company's non-regulated subsidiaries. Delays in bringing new business on line and integrating these companies into the Yankee Energy organization have contributed to losses which are expected to be eliminated in the next fiscal year. These losses were partially offset by strong operating performance at Yankee Gas during the fiscal year due primarily to a reduction in Operation and Maintenance expense principally as a result of cost controls implemented by the Company. The increase in 1996 earnings from fiscal 1995 was due primarily to colder weather in fiscal 1996, the gain realized on the sale of the Company's 10.5 percent equity interest in Iroquois, and lower expenses relating to the Company's business transformation.

Earnings on the Company's investment in Iroquois for the first six months of fiscal 1996 were approximately $1.5 million and contributed $0.14 to earnings per share as compared to $0.4 million in fiscal 1995, or $0.04 per share. On April 30, 1996, the Company announced the sale of its entire 10.5 percent interest in Iroquois. Earnings for fiscal 1996 reflect a $2.5 million net after-tax gain from the sale, or $0.24 per common share, realized in the third quarter of fiscal year 1996. Thus, total earnings related to the investment in Iroquois, including the gain on sale, were $0.38 per common share.

The Company increased dividends paid per share to $1.32 in 1997, up 3.1 percent from the $1.28 per share in 1996, the seventh straight year the Company has increased its dividend.

Fiscal 1997 earnings per share are based on 10,451,165 weighted average common shares outstanding. Earnings per share were based on 10,435,231 and 10,322,447 weighted average common shares outstanding for fiscal years 1996 and 1995. During fiscal 1997, the Company issued 4,860 new shares of common stock under its Long-term Incentive Plan. In fiscal 1996, the Company issued 52,212 new shares under its Shareholder Investment Plan and 820 shares under its Long-term Incentive Plan.


REGULATORY MATTERS

On August 25, 1996, Yankee Gas filed an application with the Connecticut Department of Public Utility Control (DPUC) for a Financial and Operational Review (Review). This Review was required under Connecticut statute since Yankee Gas had not undergone a rate proceeding within the previous four years. Yankee Gas' last rate approval was on August 26, 1992, and this Review was necessary to comply with the statute. On July 9, 1997, the DPUC issued its decision in Docket No. 96-08-05. The DPUC decision, which is not a rate order, called for a lowering of Yankee Gas' authorized Return on Equity (ROE) from 12.43 percent to 11.15 percent. The DPUC believed that lower current interest rates and recently allowed rates of return for other Connecticut utilities justified a lower ROE for Yankee Gas. On October 1, 1997, the DPUC approved a settlement whereby Yankee Gas will credit approximately $3.2 million to firm sales customers through the Purchased Gas Adjustment Clause (PGA), during the period November 1997 through March 1998. The settlement also allows Yankee Gas to maintain its base rates until the end of fiscal year 2000, resulting in an eight-year period in which Yankee Gas will have gone without an increase to its base rates.

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

Through September 30, 1997, Yankee Gas has paid approximately $19.5 million of gas supply transition costs and an additional $3.5 million are anticipated. To date, Yankee Gas has collected $44.2 million through a combination of credits received from pipeline refunds, capacity release agreements, deferred gas costs, off-system sales margin, and excess interruptible margin. These excess collections of approximately $24.7 million have been applied against certain regulatory assets in accordance with the January 3, 1996 DPUC decision.

On August 2, 1995, the DPUC issued a Final Decision in Docket No. 94-11-12, DPUC Review of Connecticut Local Distribution Companies' Cost of Service Study Methodologies. The DPUC investigated the issues surrounding the development of firm transportation (FT) rates at the state level in response to FERC Order No. 636. The Decision provided guidelines for the development of FT rates to be offered by the state's three LDCs.

On January 24, 1996, the DPUC issued a Final Decision on Docket No. 92-02-19 Reopen I. This Decision enabled Yankee Gas to implement FT rates and services as contemplated in the DPUC August 2, 1995 decision referenced above. The Decision allows Yankee Gas to offer a broad array of service options to commercial and industrial FT customers. Yankee Gas implemented these new FT rates and services on April 1, 1996, and as of September 30, 1997, Yankee Gas had approximately 1,460 customers under the new FT service. Existing customers who switch to transportation tariffs will result in decreased revenues for Yankee Gas as that portion of revenues representing gas costs will now be borne directly by those customers who buy their gas directly. Yankee Gas does not expect customer conversions to transportation services to affect its net income because the cost of gas has traditionally been a pass through item with no income impact.


FORWARD-LOOKING STATEMENTS

This report contains statements which, to the extent they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve risks and uncertainties. Actual results may differ materially from such forward-looking statements for reasons including, but not limited to, changes to and developments in the legislative and regulatory environments affecting the Company's business, the impact of competitive products and services, changes in the natural gas industry caused by deregulation and other factors, and certain environmental matters, as well as such other factors as set forth in the Company's Form 10-K for the year ended September 30, 1997.

RESULTS OF OPERATIONS

OPERATING REVENUES

Operating revenues decreased $14.9 million from 1996 to 1997 and increased $45.9 million from 1995 to 1996. The components of the change in operating revenues for the past two years are provided in the following table:

                                   (Millions of Dollars)
                                    Increase/(Decrease)

Years Ended September 30,     1997 vs 1996        1996 vs 1995

Firm sales and other          $  (9.0)            $12.7
Firm transportation               7.2              (0.4)
                                 ____              ____

   Subtotal firm sales,
     transportation and other
     (excluding gas
     cost recoveries)            (1.8)             12.3


Interruptible/off-system sales
  and transportation (excluding
  gas cost recoveries)           (1.4)              0.2
                                 ____              ____

Total (excluding gas cost
  recoveries)                 $  (3.2)            $12.5

Gas cost recoveries             (16.9)             32.5
                                _____             _____

Total change in utility
  revenues                    $ (20.1)            $45.0
                                _____              _____
                                _____              _____

Nonutility revenues             5.2                0.9

Total change in operating
  revenues                    $ (14.9)            $45.9
                                _____              _____
                                _____              _____



The corresponding changes in Yankee Gas throughput were as follows:

                                      (Mcf-thousands)
                                    Increase/(Decrease)

Years Ended September 30,     1997 vs 1996        1996 vs 1995


Firm sales                        (3,692)              4,485
Firm transportation                3,881               (411)
Interruptible/off-system sales    (2,937)              (342)
Interruptible transportation       4,409              (1,210)
                                   _____               _____
 Total change in throughput        1,661               2,522
                                   _____               _____
                                   _____               _____



The change in operating revenues primarily reflects a decrease in firm sales volumes of approximately 10.5 percent in fiscal 1997 compared to fiscal 1996. This change primarily related to the shift of firm sales to firm transportation and a decrease in residential sales volumes related to warmer weather. Firm transportation increased approximately $7.2 million from 1996 to 1997. The increase in firm and other revenues from 1995 to 1996 was due primarily to weather that was 13 percent colder in 1996, partially offset by an 11.5 percent decrease in off-system sales, interruptible sales and transportation from 1995 to 1996. Revenues from non-regulated operations increased $5.2 million from 1996 to 1997 and $0.9 million from 1995 to 1996 due to the growth of nonutility subsidiaries during those years.

Gas cost recoveries decreased in fiscal 1997 compared to fiscal 1996 due to lower firm sales, offset by higher per-unit gas costs. Gas cost recoveries increased in fiscal 1996 compared to fiscal 1995 due to higher firm sales and higher per-unit gas costs.

OPERATING EXPENSES


Total operating expenses decreased $11.2 million in 1997 compared to 1996 and increased $34.1 million in 1996 compared to 1995 as a result of the following items:

     Cost of gas decreased $16.4 million in 1997 compared to 1996 and increased $33.8 million in 1996 compared to 1995.
     Yankee Gas defers differences between actual purchased gas costs and the current cost recovery and recovers or refunds such differences in future periods. This deferral results in an increase or decrease to gas costs in each fiscal year. The 1997 decrease was due primarily to lower firm sales as a result of the warmer weather, partially offset by higher per-unit gas costs. The 1996 increase was primarily due to higher volumes of gas purchased as a result of the colder weather and full recovery of the prior year undercollection of gas costs. Cost of goods sold increased $3.6 million in 1997 compared to 1996, due to increased YESCo activity.

     Operation and maintenance expense increased $0.1 million in 1997 compared to 1996 and decreased $0.6 million in 1996 compared to 1995. The 1997 increase was primarily due to increased expenses related to nonutility operations, partially offset by a decrease in Yankee Gas operation and maintenance expense.

     Depreciation expense increased $0.9 million in 1997 compared to 1996 and increased $0.1 million in 1996 from 1995 levels. The 1997 increase was primarily due to additions in plant assets.

     Taxes other than income taxes increased $0.6 million in 1997 compared to 1996 and increased $0.5 million in 1996 compared to 1995. The 1997 increase was primarily due to higher Connecticut unemployment taxes and municipal taxes, partially offset by lower gross earnings taxes resulting from lower revenues in 1997 compared to 1996. The 1996 increase was primarily due to higher gross earnings taxes which resulted from higher revenues in 1996 compared to 1995, and higher municipal taxes, partially offset by a reduction in Connecticut state unemployment taxes. The
     1997 increase and 1996 decrease in Connecticut unemployment taxes was due to a decision by the Connecticut Supreme
     Court concerning the Company's 1992 work stoppage which allowed the Company to reverse, in fiscal 1996, an accrual for unemployment tax expense associated with claims paid to Yankee Gas bargaining unit employees in 1992.

Other income decreased $5.4 million in 1997 compared to 1996 and
increased $2.7 million in 1996 compared to 1995.   The 1997
decrease was primarily due to the absence of earnings associated with the Company's interest in Iroquois, while the 1996 increase was primarily due to the gain on the sale of the Company's interest in Iroquois.

Interest expense in 1997 decreased $2.1 million as compared to 1996 primarily due to lower levels of debt and lower interest expense on Yankee Gas' deferred fuel balance. Interest expense in 1996 decreased $0.2 million as compared to 1995 primarily due to lower debt, offset by higher interest on Yankee Gas' deferred fuel balance.

Federal and state income taxes decreased $2.0 million in 1997 compared to 1996, and increased $5.2 million in 1996 compared to 1995. The 1997 decrease was primarily due to lower taxable income as a result of operating losses incurred by Yankee Energy's nonutility subsidiaries. The 1996 increase was primarily due to increased earnings from operations over fiscal 1995. Please refer to Note 2 to the Consolidated Financial Statements for additional information concerning the components of federal and state income taxes.


LIQUIDITY AND CAPITAL RESOURCES

Expenditures for plant, property and investments totaled $35.2 million in 1997 reflecting a $5.2 million increase from 1996, and was funded primarily through cash generated from current operations and short-term borrowings.

Cash flow (defined as net income adjusted for non-cash items such as depreciation, deferred income taxes and the Company's non-cash equity earnings from investments) represents the cash generated from operations available for capital expenditures, dividends and other needs. Cash flows from operating activities decreased $7.8 million in fiscal 1997 compared to fiscal 1996 primarily due to lower net income and changes in working capital, and decreased $2.1 million in fiscal 1996 compared to fiscal 1995.

The seasonal nature of gas revenues, inventory purchases and construction expenditures create a need for short-term borrowing to supplement internally generated funds. Yankee Gas has arranged a $60 million revolving line of credit with a group of four banks whereby funds may be borrowed on a short-term revolving basis using either fixed or variable rate loans.
Yankee Gas also has an additional $27 million of credit lines available on an uncommitted basis. Yankee Gas had $36.3 million outstanding under its agreements at September 30, 1997 and $20.3 million outstanding at September 30, 1996. In addition, Yankee Energy had $2.7 million outstanding as of September 30, 1997 and no amounts outstanding at September 30, 1996 on a $15 million line of credit, which is available to fund the development of the Company's unregulated businesses. The weighted average interest rates on short-term borrowings at September 30, 1997 and 1996 were 6.0 percent and 5.6 percent, respectively.

The long-term credit needs of Yankee Gas are being met by a first mortgage bond indenture that provides for the issuance of bonds from time to time as the need arises, subject to certain restrictions. At September 30, 1997, indenture requirements, including the required coverage ratio, would allow for the issuance of an additional $216 million of bonds at an assumed interest rate of 7.4 percent.

On February 1, 1996, the Company's system real estate subsidiary, NorConn, secured a $6 million bank term loan to refinance two existing real estate loans. Under the agreement, the interest rate is fixed at 6.24 percent for the seven-year term of the loan and requires an annual $250,000 sinking fund payment.

On April 1, 1997, Yankee Gas redeemed all $30 million Series A Tranche C First Mortgage Bonds which matured on that date.
Yankee Gas used cash on hand and the issuance of a $30 million principal amount of Series E First Mortgage Bonds on April 1, 1997, through a private placement. The bonds were sold by the initial purchaser to "qualified institutional buyers" as defined in and pursuant to Rule 144A under the Securities Act of 1933. The bonds will mature April 1, 2012 and interest is payable at an annual rate of 7.19 percent.

On November 4, 1994, Yankee Energy filed a Form S-3 registration statement with the Securities and Exchange Commission to issue up to 1,200,000 shares of common stock under its proposed Shareholder Investment Plan (Plan). The Plan, which became effective January 25, 1995, provides existing shareholders and their family members the ability to acquire shares of common stock through dividend reinvestment or voluntary cash purchases. The Plan provides the Company the option to use new shares of common stock or market purchases. The Company issued 52,212 new shares which provided approximately $1.0 million of new equity funding in fiscal 1996. No shares were issued under the Plan during fiscal 1997. The new equity was used primarily to provide capital contributions to the Company's nonregulated subsidiaries.

The Company's estimated capital expenditures for the fiscal years 1998 through 2002 are $194 million, including $55 million for 1998. Approximately $54 million, including $15 million for 1998 is for capital expenditures in nonutility operations. The 1998 utility capital expenditures, including the installation of a new customer information system, are expected to be financed by a combination of internally generated funds and short-term borrowings. For Yankee Gas, long-term debt maturities and sinking fund requirements will total $3.4 million in 1998.

The Company is currently implementing new systems and enhancing existing systems to address year 2000 issues. Management believes that all system changes will be installed and tested prior to the manifestation of year 2000 issues. Currently, all such charges associated with system enhancements have and will continue be expensed and the costs of new systems will be capitalized as appropriate. Expenditures are expected to continue through the next two fiscal years.

In addition, Yankee Gas expects to incur expenditures for coal tar remediation efforts, which is more fully discussed in Note 9 to the Consolidated Financial Statements. Yankee Gas expects to finance such expenditures through a combination of internally generated funds, short-term debt, and through insurance settlements, which have totaled $9.6 million as of September 30, 1997.

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


Branko Terzic
Chairman, President and
Chief Executive Officer

James M. Sepanski
Vice President,
Chief Financial Officer and Treasurer

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Yankee Energy
System, Inc.:

We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of Yankee Energy System, Inc. (a Connecticut corporation) and subsidiaries (the Company) as of September 30, 1997 and 1996, and the related consolidated statements of income, common shareholders' equity and cash flows, for each of the three years in the period ended
September 30, 1997.   These financial statements are the
responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Yankee Energy System, Inc. and subsidiaries as of September 30, 1997 and 1996 and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1997, in conformity with generally accepted accounting principles.

Hartford, Connecticut                   Arthur Andersen LLP
November 7, 1997


YANKEE ENERGY SYSTEM, INC. AND SUBSIDIARIES
Consolidated Statements of Income
(Thousands of Dollars, except share information)

For the Years Ended September 30,   1997        1996       1995



Revenues:
  Utility revenues                 $318,954   $339,045  $293,983
  Nonutility revenues                 6,087        895        39
                                   ________   ________   ________

  Total Revenues                    325,041    339,940   294,022
                                   ________   ________   ________

Operating Expenses:
  Cost of gas/goods sold            176,757    189,504   155,404
  Operations                         58,569     58,375    59,222
  Maintenance                         6,382      6,477     6,251
  Depreciation                       17,521     16,649    16,520
  Taxes other than income taxes      22,519     21,949    21,444
                                   ________    _______    _______

  Total Operating Expenses          281,748    292,954   258,841
                                   ________    ________   _______


Operating Income                     43,293     46,986    35,181

Other Income(Expense):
  Other income, net                     309      5,674     2,960
  Interest charges, net             (13,222)   (15,290)  (15,505)
                                   ________    _______   ________

Income Before Income Taxes           30,380     37,370    22,636

Provision for Income Taxes           13,423     15,451    10,278

                                   ________   ________   ________

Net Income                          $16,957    $21,919   $12,358
                                   ________   ________   ________
                                   ________   ________   ________



Earnings per Common Share           $1.62      $2.10      $1.20
                                    _____      _____      _____
                                    _____      _____      _____

Weighted Average Common
  Shares Outstanding             10,451,165 10,435,231 10,332,447
                                 __________  _________  _________
                                 __________  _________  _________

The accompanying notes are an integral part of these financial statements.


YANKEE ENERGY SYSTEM, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
(Thousands of Dollars)

At September 30,                                1997       1996

ASSETS
Utility Plant, at original cost               $524,221   $499,446
  Less: Accumulated provision for depreciation 192,506    177,943
                                               _______    _______
                                               331,715    321,503
  Construction work in progress                 19,150     13,985
                                               _______    _______
     Total Net Utility Plant                   350,865    335,488
                                               _______    _______
Other Property and Investments                  19,311     14,894
                                               _______    _______

Current Assets:
  Cash and temporary cash investments            2,239      7,853
  Accounts receivable, less accumulated
     provision for uncollectible accounts of
     $7,713 in 1997 and $7,259 in 1996          27,002     25,623
  Fuel supplies                                 10,370     11,465
  Other materials and supplies                   2,186      1,706
  Accrued utility revenues                       4,667      5,775
  Prepaid taxes                                  8,031      2,925
  Deferred gas costs, current portion            2,034        -
  Other                                          5,901      4,373
                                               _______    _______
     Total Current Assets                       62,430     59,720
                                               _______    _______

Deferred Gas Costs                               8,364      3,948
Recoverable Environmental Cleanup Costs         31,667     34,370
Recoverable Income Taxes                        11,038     14,559
Recoverable Postretirement Benefits Costs        1,515      1,861
Other Deferred Debits                           15,174     13,909
                                              ________   ________
     Total Assets                             $500,364   $478,749
                                              ________   ________
                                              ________   ________



CAPITALIZATION AND LIABILITIES

Capitalization (see accompanying statements):
  Common shareholders' equity                 $165,706   $162,066
  Long-term debt, net of current portion       135,265    109,282
                                               _______    _______
     Total Capitalization                      300,971    271,348
                                               _______    _______

Current Liabilities:
  Notes payable to banks                        39,000     20,300
  Long-term debt, current portion                4,017     34,017
  Accounts payable                              22,741     22,571
  Accrued interest                               2,008      3,494
  Pipeline transition costs payable              3,538        422
  Other                                          6,480      7,411

                                               _______    _______
     Total Current Liabilities                  77,784     88,215
                                               _______    _______


Accumulated Deferred Income Taxes               68,205     64,422
Accumulated Deferred Investment Tax Credits      8,703      9,080
Reserve for Environmental Cleanup Costs         35,000     35,000
Postretirement Benefits Obligation               2,840      3,361
Other Deferred Credits                           6,861      7,323

Commitments and Contingencies (Note 9)
                                              ________   ________
     Total Capitalization and Liabilities     $500,364   $478,749
                                              ________   ________
                                              ________   ________

The accompanying notes are an integral part of these financial statements.


YANKEE ENERGY SYSTEM, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(Thousands of Dollars)
For the Years Ended September 30,         1997    1996    1995

Cash Flows From Operating Activities:
Net Income                              $16,957 $21,919  $12,358
Adjusted for the following:
  Depreciation                           17,521  16,649   16,520
  Equity earnings from investments         (105) (2,766)  (2,552)
  Gain on sale of investment in Iroquois     -   (2,688)     -
  Deferred income taxes, net              6,927   9,267   (1,545)
  Deferred gas costs activity and other
    non-cash items                       (4,398) (3,740)  10,609
  Changes in working capital:
   Accounts receivable and
     accrued utility revenues              (271) (4,668)    (519)
   Accounts payable                         170   4,271      495
   Prepaid taxes                         (5,106) (2,644)   3,071
   Other working capital (excludes cash) (3,089)    787       20
                                         ______  _______  _______
Net cash provided by
 operating activities                    28,606  36,387   38,457
                                        _______  _______  _______

Cash Flows From Financing Activities:
  Net proceeds from common
    stock issuance                          105   1,216    2,308
  Issuance of long-term debt             30,000   2,150   20,000
  Retirement of long-term debt          (34,017) (5,817) (26,667)
  Increase (decrease) in
   short-term debt                       18,700  (8,225)   3,925
  Cash dividends-common stock           (13,797)(13,357) (12,808)
                                        _______  _______  _______
Net cash provided by (used for)
    financing activities                    991 (24,033) (13,242)
                                        _______  _______  _______

Investment In Plant And Other:
  Utility Plant                         (31,320)(25,663) (25,311)
  Other property and investments         (3,891) (4,380)  (1,251)
  Iroquois distribution                     -     2,625    1,470
  Proceeds from Iroquois sale               -    22,192      -
                                        _______  _______  _______
Net cash used for plant and
  other investments                     (35,211) (5,226) (25,092)
                                        _______  _______  _______

Net (Decrease) Increase In Cash and
  Temporary Cash Investments
  For The Period                         (5,614)  7,128      123
Cash and Temporary Cash Investments,
  beginning of period                     7,853     725      602
                                        _______  _______  _______
Cash and Temporary Cash Investments,
  end of period                          $2,239  $7,853   $  725
                                        _______  _______  _______
                                        _______  _______  _______


Supplemental Cash Flow Information:
  Cash paid during the period for:
  Interest, net of amounts capitalized  $14,203  $13,484 $14,412
  Income taxes                          $12,140  $14,213 $ 8,681

The accompanying notes are an integral part of these financial statements.


YANKEE ENERGY SYSTEM, INC. AND SUBSIDIARIES
Consolidated Statements of Capitalization
(Thousands of Dollars)

At September 30,                                1997       1996

Common Shareholders' Equity:
  Common shares - $5 par value, authorized
    20,000,000 shares; 10,454,414 and
    10,449,554 shares outstanding at
    September 30, 1997 and 1996                $52,272   $52,248
  Capital surplus, paid in                      88,151    88,086
  Unearned compensation-restricted
    stock awards (a)                              (148)     (139)
  Retained earnings                             26,431    23,271
  Employee stock ownership plan guarantee (b)   (1,000)   (1,400)
                                               _______   _______
    Total Common Shareholders' Equity          165,706   162,066
                                               _______   _______

Long-term Debt:

 First Mortgage Bonds (c)
    Maturity        Interest Rates

      1997                9.90%                    -      30,000
      2004               10.03%                 23,532    26,899
      2005                6.75%                 20,000    20,000
      2012                7.19%                 30,000      -
      2019               10.07%                 19,000    19,000
      2022                8.48%                 20,000    20,000
      2023                8.63%                 20,000    20,000
                                               _______   _______
Total First Mortgage Bonds                     132,532   135,899

Term Loan Agreement, 6.24%
   due February, 2003 (c)                        5,750     6,000

Guarantee of Employee Stock Ownership Plan
   Term Loan Agreement, 10.38%,
   due July, 1999 (b)                            1,000     1,400
                                               _______   _______
Total Long-term Debt                           139,282   143,299
Less amounts due within one year (b)(c)          4,017    34,017
                                               _______   _______

Long-term Debt, Net                            135,265   109,282
                                               _______   _______

Total Capitalization                          $300,971  $271,348
                                              ________  ________
                                              ________  ________


(a) Consistent with the terms of the Non-Employee Directors' Restricted Stock Plan, incentive awards of 3,817 shares and 900 shares of restricted common stock were granted to Directors during 1997 and 1996, respectively. Under the Long-term Incentive Compensation Plan the market value of the restricted stock awards has been recorded as unearned compensation and is shown as a separate component of shareholders' equity. The earned compensation is charged to administrative and general expense as shares become vested. Earned compensation was approximately $66,000 for fiscal 1997 and $117,000 for fiscal 1996.

(b) On July 20, 1989, Yankee Energy became guarantor of a term loan agreement between the Trustee for the Company's 401(k) Employee Stock Ownership Plan (ESOP), and a commercial bank, in the amount of $4,000,000. The proceeds were used by the Trustee exclusively to acquire outstanding shares of Yankee Energy common stock pursuant to the terms of the Company's ESOP. The final maturity date of the agreement is July 1, 1999 with sinking fund requirements of $400,000 for the fiscal year 1998 and $600,000 for the 1999 fiscal year.

(c) Long-term debt maturities and cash sinking fund requirements on debt outstanding at September 30, 1997 for each of the fiscal years 1998 through 2002 (excluding the ESOP sinking fund requirement) are $3,617,000, $3,617,000, $4,567,000, $4,567,000,
and $4,567,000 respectively.

The accompanying notes are an integral part of these financial statements.


YANKEE ENERGY SYSTEM, INC. AND SUBSIDIARIES
Consolidated Statements of Common Shareholders' Equity
(Thousands of Dollars)

                                             Employee
                                             Stock
                         Capital   (a)       Ownership
               Common    Surplus,  Retained  Plan
               Shares    Paid In   Earnings  Guarantee  Total
Balance at
September
30, 1994       $51,438   $85,150   $15,159   $(2,200)  $149,547

Net Income                          12,358               12,358

Issuance of
108,839 common
shares - $5
par value          544     1,764                          2,308

Cash dividends
on common
shares - $1.24
per share                         (12,808)              (12,808)

Employee stock
ownership plan
loan repayment                                   400        400

Common stock
issuance expenses            (92)                           (92)

Unearned
compensation-
restricted
stock awards (b)              40                             40

                 _____    ______    ______    ______    _______
Balance at
September
30, 1995       $51,982   $86,862   $14,709   $(1,800)  $151,753

Net Income                          21,919               21,919

Issuance of
53,032 common
shares - $5
par value          266       973                          1,239

Cash dividends on
common shares -
$1.28 per share                    (13,357)             (13,357)

Employee stock
ownership plan
loan repayment                                   400        400

Unearned compensation-
restricted stock
awards (b)                   112                            112

                _____    _______   _______   _______   _______
Balance at
September
30, 1996       $52,248   $87,947   $23,271   $(1,400)  $162,066

Net Income                          16,957               16,957

Issuance of
4,860
common shares -
$5 par value        24        81                            105

Cash dividends
on common shares -
$1.32 per share                    (13,797)             (13,797)

Employee stock
ownership plan
loan repayment                                   400        400

Unearned
compensation-
restricted stock
awards (b)                   (25)                           (25)

                _______   _______   _______    _______   ________
Balance at
September
30, 1997       $52,272   $88,003   $26,431   $(1,000)  $165,706

               _______   _______   _______   _______   ________
               _______   _______   _______   _______   ________


(a) Yankee Gas has dividend restrictions imposed by its Bond Purchase Agreements. At September 30, 1997, retained earnings available for common dividends under the terms of the Series A Agreement totaled approximately $36.5 million and $46.9 million under the terms of the Series B and C Agreements.

(b) See note (a) of the Consolidated Statements of
Capitalization.


The accompanying notes are an integral part of these financial statements.

YANKEE ENERGY SYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 1)   Summary of Significant Accounting Policies


The Company: Yankee Energy System, Inc. (YES or the Company) headquartered in Meriden, Connecticut, is a diversified company specializing in the distribution, conversion, and control of energy to meet our customers' needs. Our principal operating subsidiary is Yankee Gas Services Company (Yankee Gas). Yankee Gas provides retail distribution of natural gas to a service area of 68 cities and towns in Connecticut. The Company's other operating subsidiaries support our core business in natural gas, or allow us to expand our growing businesses in energy-related services. Yankee Energy Services Company (YESCo) provides comprehensive energy-related services through three principle divisions. YESCo Power designs, builds and maintains on-site facilities for the production of thermal and/or electric power. YESCo Controls is in the business of engineering, installing, and maintaining building control systems. YESCo Services provides comprehensive HVAC, boiler and refrigeration equipment services and installation. Other subsidiaries support the operations of Yankee Gas and YESCo. NorConn Properties, Inc. (NorConn) owns selected system real estate, which it leases to Yankee Gas. Yankee Energy Financial Services (Yankee Financial) provides energy equipment financing. R.M. Services, Inc. (RMS) provides receivables management services.

Principles of Consolidation: The consolidated financial statements of Yankee Energy include the accounts of all subsidiaries. Intercompany transactions have been eliminated in consolidation.

Public Utility Regulation: Yankee Gas is subject to regulation for rates and other matters by the Connecticut Department of Public Utility Control (DPUC) and follows accounting policies prescribed by the DPUC. The Company prepares its financial statements in accordance with generally accepted accounting principles which include the provisions of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation," (FAS 71). FAS 71 requires a cost-based, rate-regulated enterprise such as Yankee Gas to reflect the impact of regulatory decisions in its financial statements. The DPUC, through the rate regulation process, can create regulatory assets that result when costs are allowed for ratemaking purposes in a period other than the period in which the costs would be charged to expense by an unregulated enterprise.

Following the provisions of FAS 71, the Company has recorded regulatory assets or liabilities as appropriate primarily related to deferred gas costs, pipeline transition costs, hardship customer receivables, environmental cleanup costs, income taxes and postretirement benefits costs. The specific amounts related to these items are disclosed in the consolidated balance sheets.

Yankee Gas continues to be subject to cost-of-service-based rate regulation by the DPUC. Based upon current regulation and recent regulatory decisions, the Company believes that its use of regulatory accounting is appropriate and in accordance with the provisions of FAS 71.

Revenues: Utility revenues are based on authorized rates applied to each customer's use of gas. Rates can be changed only through a formal proceeding before the DPUC. At the end of each accounting period, a revenue estimate for the amount of gas delivered but unbilled is accrued.

Depreciation: The provision for utility depreciation is calculated using the straight-line method based on estimated remaining useful lives of depreciable utility plant in service, adjusted for net salvage value and removal costs as approved by the DPUC. The depreciation rates for the several classes of plant in service are equivalent to an overall composite rate of
3.3 percent in fiscal year 1997, 3.3 percent in fiscal year 1996 and 3.4 percent in fiscal year 1995.

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

Additionally, in accordance with FAS 71, as of September 30, 1997, the Company has a deferred tax liability and a corresponding regulatory asset of approximately $11.0 million, due to the effect of Statement of Financial Accounting Standards
No. 109, "Accounting for Income Taxes".


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

Impairment of Long-Lived Assets: Yankee Energy adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (FAS 121), in fiscal 1997. The implementation of FAS 121 did not have a material adverse effect on the consolidated financial statements of Yankee Energy.

Earnings per Share: Earnings per share is computed based on the weighted average number of common shares outstanding during each year. The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" (FAS 128). FAS 128 specifies the computation, presentation and disclosure requirements for basic and diluted earnings per share. Yankee Energy will adopt FAS 128 in fiscal 1998, and the Company expects that this statement will have no material effect on earnings per share.


Note 2)  Income Tax Expense


The components of the federal and state income tax provisions are:

Years Ended September 30,     1997      1996      1995
                                (Thousands of Dollars)

Charged to income:

Current income taxes:
  Federal                     $ 4,509   $ 5,297   $ 8,733
  State                         1,979       894     3,090
                              ________  _______   _______
     Total current              6,488     6,191    11,823
                              ________  _______   _______

Deferred income taxes, net:
  Investment tax credits         (377)     (377)     (377)
  Federal                       6,004     8,158      (108)
  State                         1,308     1,479    (1,060)
                              ________  _______   _______
     Total deferred             6,935     9,260    (1,545)
                              ________  _______   _______

Total income tax expense      $13,423   $15,451   $10,278
                               _______   _______   _______
                               _______   _______   _______


Deferred income tax liabilities (assets) are comprised of the following:


At September 30,              1997      1996

Depreciation                  $70,428   $70,118
Other                          (2,223)   (5,696)
                              _______    ______

Net deferred income tax
  liability                   $68,205   $64,422
                              _______   _______
                              _______   _______


In accordance with required regulatory treatment, deferred income taxes are not provided for certain timing differences. This treatment, along with other items, causes differences between the statutory income tax rate and the effective income tax rate. The differences between the effective income tax rate recorded by the Company and the statutory federal tax rate are as follows:

                              1997      1996      1995

Federal statutory income
    tax rate                  35.0%     35.0%     35.0%
 Tax effect of differences:
  Depreciation                 5.1       3.7       5.6
  State income taxes net
    of federal benefit         6.9       3.9       6.1
  Effective tax rate
    adjustment                (0.5)     (3.0)     (1.8)
  Federal tax credits         (1.5)     (1.0)     (1.7)
  Bad debt reserve and
    amortization               0.3       1.7      (1.9)
  Litigation reserve            -       (2.0)      3.3
  Remediation costs             -        1.4        -
  Miscellaneous               (1.1)      1.6       0.8
                              ____      ____      ____
  Effective income tax rate   44.2%     41.3%     45.4%
                              ____      ____      ____
                              ____      ____      ____


Note 3)  Leases

Yankee Gas has entered into operating lease agreements for the use of office equipment, vehicles and buildings. For fiscal
1997, 1996 and 1995, these rental payments were $2,064,000, $1,939,000 and $1,751,000, respectively.

Future minimum rental payments, excluding associated costs such as property taxes, state use taxes, insurance and maintenance, under long-term noncancelable leases as of September
30, 1997, are approximately:



                    Year           (Thousands of Dollars)

                    1998                $1,791
                    1999                 1,615
                    2000                 1,343
                    2001                 1,056
                    2002                   637
                    After 2002             586
                                        ______

                    Future minimum lease
                    payments            $7,028
                                        ______
                                        ______

Note 4)  Postretirement Benefits

The Company has a noncontributory defined benefit retirement plan covering employees of Yankee Gas, YESCo, and RMS. Benefits are based on years of service and employees' highest consecutive 60 months of compensation during the last 120 months of employment. It is the Company's policy to fund annually an amount at least equal to that which will satisfy the requirements of the Employee Retirement Income Security Act and the Internal Revenue Code. No contributions were required or made in fiscal 1997 and fiscal 1996. Pension assets are invested primarily in equity securities and investment grade bonds.

The components of net pension cost (credit) were:


Years Ended September 30,          1997      1996      1995
                                     (Thousands of Dollars)

Service cost                       $1,992    $1,890    $1,817
Interest cost                       4,522     4,216     3,715
Net amortization                   13,128     4,373     4,969
Less:  Return on plan assets       20,147    10,577    10,524
                                   ______    ______    ______
Net pension credit                 $ (505)   $  (98)   $  (23)
                                   ______    ______    ______
                                   ______    ______    ______

In addition, in fiscal 1995 a cost of $2,734,000 was recognized as a result of special termination benefits under the pension plan and is included in the Company's 1995 Statement of Income under the Operations category.

Total pension cost resulted in income of $420,000 for the year ended September 30, 1997, income of $13,000 for the year ended September 30, 1996 and expense of $62,000 for the year ended September 30, 1995. Pension cost for 1997, 1996, and 1995 includes $85,000 in cost of living increases each year for Northeast Utilities (NU) retirees who were previously employed in the gas business operated by The Connecticut Light and Power Company (CL&P), a subsidiary of NU. These payments were agreed to at the time of divestiture from NU.

For calculating the plan's cost and year-end funded status, the following assumptions were used:



Years Ended September 30,          1997      1996      1995
Discount rate                      7.50%     7.75%     7.75%
Expected long-term rate
  of return                        9.00%     9.00%     9.00%
Compensation/progression rate      4.50%     4.50%     4.50%


The following table represents the plan's funded status reconciled to the consolidated balance sheets:


At September 30,                        1997      1996
                                    (Thousands of Dollars)

Accumulated benefit obligation,
including $50,045 of vested benefits
at September 30, 1997 and $46,113 at
September 30, 1996                      $51,210   $47,220
                                        _______   _______
                                        _______   _______

Projected benefit obligation            $64,845   $60,053
Less:  Market value of plan assets       89,966    72,969
                                        _______   _______

Plan surplus                             25,121    12,916
Unrecognized transition amount             (703)     (789)
Unrecognized prior service costs            (26)      (28)
Unrecognized net gain                   (27,728)  (15,940)
                                        ________  ________
Accrued pension liability               $(3,336)  $(3,841)
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

Note 5)  Postretirement Benefits Other Than Pensions

The Company provides certain health care and life insurance benefits to its retired Yankee Gas, YESCo, and RMS employees. On July 1, 1990, in accordance with terms of the divestiture, Yankee Gas began compensating the NU System for a portion of the NU System's liability for certain health care and life insurance expenses of retirees or surviving spouses. Yankee Gas and the NU System will share costs in a defined manner until June 30, 2005. The cost of providing those benefits for NU retirees was approximately $1,103,000 for the fiscal year ended September 30, 1997 and $1,104,000 and $1,070,000 for the comparable periods in 1996 and 1995, respectively.

Yankee Gas has established two Internal Revenue Code Section 501(c)(9) Voluntary Employee Beneficiary Association (VEBA) Trusts, one for union employees and one for non-union employees, to fund its future liabilities for retiree health care and life insurance benefits. Contributions to the VEBA Trusts totaled $1.728 million for both fiscal 1997 and fiscal 1996. Assets of the VEBA Trusts are invested primarily in equity securities and investment grade bonds.

The Company recognizes the cost of postretirement benefits over the employment period that encompasses eligibility to receive such benefits.

The components of net postretirement benefits costs were:


Years Ended September 30,                     1997      1996
                                        (Thousands of Dollars)

Service cost                                 $  913    $  937
Interest cost                                 1,685     1,644
Net transition amortization                     875       875
Net other deferrals                           1,055       (28)
Less:  Return on assets                       1,646       729
                                             ______     ______
Net postretirement benefits costs            $2,882    $2,699
                                             ______     ______
                                             ______     ______

For Yankee Gas, the DPUC is allowing $1.728 million of associated expenses to be recovered in rates and up to an additional $1.5 million annually which is being collected through the rate settlement process further described under Note 9, as part of the DPUC re-opened Docket No. 92-02-19.

For calculating the plan's year-end funded status, as well as the ensuing year's postretirement benefits costs, the following assumptions were used:



 Years Ended September 30,             1997           1996

Discount rate                           7.50%          7.75%
Expected long-term rate of return       9.00%          9.00%
Health care cost trend rate
     - First year                       8.00%          9.00%
     - Ultimate                         5.00%          5.00%


Trend rates are assumed to decrease one percent per year until they reach the ultimate rate. A one percent increase in the weighted average trend rate assumption of health care claims would result in a 16 percent increase in accumulated benefit obligations and a 35 percent increase in net periodic postretirement benefits costs.

The following table represents the postretirement benefit plan's funded status reconciled to the consolidated balance sheets:


At September 30,                        1997           1996
                                        (Thousands of Dollars)

Accumulated benefit obligation          $21,803        $22,156
Less:  Market value of assets            10,790          6,613
                                         ______         ______
Accumulated benefit obligation
  (greater than) plan assets            (11,013)       (15,543)
Unrecognized transition amount           13,607         14,483
Unrecognized net gain                    (6,730)        (3,597)
                                         ______         ______
Accrued postretirement benefit
   liability                            $(4,136)       $(4,657)
                                        ________       ________
                                        ________       ________


Note 6)  Stock-Based Compensation

Yankee Energy established Long-term Incentive Compensation Plans, in 1991 and 1996. Options on 65,600 shares of common stock were granted under the 1991 plan and options on 63,800 shares of common stock were granted under the 1996 plan. Under the terms of the options granted, the exercise price of any option may not be less than 100 percent of the fair market value of the common stock on the date of grant. The stock options vest over a five year period, with 20 percent becoming exercisable on each of the first five anniversaries of the grant. All stock options expire ten years from the date of grant.

The Company accounts for stock options in accordance with Accounting Principles Board Opinion No. 25, under which no compensation costs have been recognized for stock option awards. Had compensation costs of option awards been determined under a fair value alternative method as stated in Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", the Company would have been required to value such options and record such amount in the financial statements as compensation expense. Proforma net income and net income per share for fiscal 1997 and fiscal 1996 would have been $16,919,000 and $1.62 and $21,881,000 and $2.10, respectively. Yankee Gas arrived at the fair value of the stock grants at the date of the grant by using the Black Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 5.375 percent, expected life of 5.0 years, expected volatility of 18.0 percent and a dividend yield of 5.7 percent.


The following summarizes stock option transactions for the fiscal years ended September 30, 1997 and 1996:


                                          Weighted       Number
                         Option Prices  Average Price  of Shares

Outstanding Options
  September 30, 1995     $21.375-$21.63 $21.59          61,120
     Granted             $23.69         $23.69          63,800
     Exercised           $21.63         $21.63            (820)
     Canceled            $21.63 -$23.69 $21.92          (9,100)
                                                        ______
Outstanding Options
  September 30, 1996     $21.375-$23.69 $22.73          115,000

     Exercised           $21.63 -$23.69 $21.73          (4,860)
     Canceled            $21.63 -$23.69 $22.97          (8,980)
                                                        _______
Outstanding Options
  September 30, 1997     $21.375-$23.69 $22.75         101,160


At September 30, 1997 and 1996 there were exercisable 38,136 options and 21,000 options, respectively, which have weighted average exercise prices of $22.20 per share and $21.58 per share, respectively.


Note 7)  Short-Term Debt

Yankee Gas has arranged a $60 million revolving line of credit with a group of four banks whereby funds may be borrowed on a short-term revolving basis using either fixed or variable rate loans. Yankee Gas also has an additional $27 million of credit lines available on an uncommitted basis. Yankee Gas had $36.3 million and $20.3 million outstanding under its agreements at September 30, 1997 and 1996, respectively. In addition, Yankee Energy had $2.7 million outstanding at September 30, 1997 and no amounts outstanding at September 30, 1996 on a $15 million line of credit. The weighted average interest rates on short-term debt at September 30, 1997 and 1996 were 6.0 percent and 5.6 percent, respectively.


Note 8)  Fair Value of Financial Instruments


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

The carrying amount of the Company's financial instruments and the estimated fair value at September 30, 1997 and 1996 are as follows:



September 30,          1997                   1996

               Carrying  Estimated      Carrying  Estimated
               Amount    Fair Value     Amount    Fair Value
                         (Thousands of Dollars)

First mortgage
  bonds        $132,532  $142,896       $135,899  $146,663
               ________  ________       ________  ________


The fair values shown above have been reported to meet the disclosure requirements of Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Values of Financial Instruments," and do not purport to represent the amounts at which those obligations would be settled.


Note 9)   Commitments and Contingencies

Construction Program: The Company's estimated capital expenditures for the fiscal years 1998 through 2002 are $194 million, including $55 million for fiscal 1998. The Company intends to use $140 million over this period, including $39 million for fiscal 1998, of these estimated expenditures to maintain the reliability of the distribution system and in projects that will generate or support gas sales and transportation activities, including the installation of a new customer information system. The remaining $54 million, including $15 million for fiscal 1998, is expected to be invested in energy related projects and businesses.

Environmental Matters: Fourteen sites containing coal tar became the property of Yankee Gas at divestiture from Northeast Utilities. Contamination at these sites was caused by operations of former manufactured gas plants at those locations. Yankee Gas has reported the results of its environmental studies to the Connecticut Department of Environmental Protection (DEP). The DEP has not required that any remedial action be undertaken to date. However, of the fourteen, eight sites are presently listed on the Connecticut Inventory of Hazardous Waste Sites. Inclusion of a site on this list indicates that remediation may be required in the future.

Remediation has been conducted at three of these properties. In addition, Yankee Gas has developed a cost estimate for the remaining sites based on various factors including the probability of clean-up. As a result of this effort, Yankee Gas recorded a liability of $35 million in fiscal 1993 for future environmental clean-up.

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

Yankee Gas has received funds from certain of its insurance carriers in settlement of certain claims for actual or potential contamination at certain sites that may give rise to environmental liabilities. The terms of the aforementioned settlements are subject to confidentiality provisions in agreements between Yankee Gas and its insurance carriers. The proceeds are being reflected as reductions in the regulatory asset associated with recoverable environmental clean-up costs, as shown in the accompanying balance sheets.

Transition Costs-Order No. 636: On April 8, 1992, the FERC issued Order No. 636 on pipeline restructuring. In essence, the FERC found that absent the unbundling of traditional merchant services, pipelines would not be able to achieve the FERC's long-term goal of open access and provide transportation services that are indifferent to the seller of the gas. Order No. 636, therefore, required all pipelines to implement restructuring of their services by the winter of 1993-94. The three major pipeline systems serving Yankee Gas (Iroquois, Tennessee Gas Pipeline Company and Algonquin Gas Transmission Company and its affiliate, Texas Eastern Transmission Company), have all restructured pursuant to the FERC directive. Yankee Gas has concurrently replaced the gas supply traditionally obtained from the pipeline companies' merchant services with firm purchases directly from producers and/or marketing companies. Yankee Gas present annual capacity commitment is approximately $82.7 million.

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

Through September 30, 1997, Yankee Gas has paid approximately $19.5 million of transition costs and an additional $3.5 million are anticipated. To date, Yankee Gas has collected $44.2 million through a combination of credits received from gas supplier refunds, deferred gas costs, excess interruptible margin, off-system sales margin, and capacity release agreements.

On January 3, 1996, the DPUC issued a Final Decision in reopened Docket No. 92-02-19. The Docket allows for recovery of certain deferred regulatory assets with the stipulation that Yankee Gas would not increase its rates before October 1, 1998, except in the event of certain circumstances which would adversely affect Yankee Gas' financial condition. Yankee Gas may apply a portion of excess transition credits received from pipeline refunds, interruptible excess margin, deferred gas costs, capacity release activity, and off-system sales margin to certain regulatory assets. As of September 30, 1997, excess collections of approximately $24.7 million were applied against the deferred regulatory assets specified in the decision.

Firm Transportation: On August 2, 1995, the DPUC issued a Final Decision in Docket No. 94-11-12, DPUC Review of Connecticut Local Distribution Companies' Cost of Service Study Methodologies. The docket was intended to investigate the issues surrounding the development of firm transportation (FT) rates at the state level in response to FERC Order No. 636. The Decision provides guidelines for the development of FT rates to be offered by the State's three LDCs, one of which is Yankee Gas.

On January 24, 1996, the DPUC issued a Final Decision on Docket No. 92-02-19 Reopen I. This decision enabled Yankee Gas to implement FT rates and services as contemplated in the August 2, 1995 decision referenced above. The Decision allows Yankee Gas to offer a broad array of service options to commercial and industrial FT customers. Yankee Gas implemented these new FT rates and services on April 1, 1996, and as of September 30, 1997 had approximately 1,460 customers under the new FT service. A switch by existing sales customers to transportation tariffs will result in decreased revenues for Yankee Gas as the portion of revenues representing gas costs will now be borne directly by those customers. Yankee Gas, however, does not expect customer conversions to transportation services to affect its net income because the cost of gas has traditionally been a pass through item with no income impact. This Decision did not address Yankee Gas' revenue requirement; Yankee Gas has maintained the existing margin recovery and rates of return established in the last rate case decision issued for Yankee Gas in 1992.

Rate Review: On August 25, 1996, Yankee Gas filed an application with the DPUC for a Financial and Operational Review (Review). This Review was required under Connecticut statute since Yankee Gas had not undergone a rate proceeding within the last four years. Yankee Gas' last rate application was approved on August 26, 1992, and this Review was necessary to comply with the statute. On July 9, 1997, the DPUC issued its decision in Docket No. 96-08-05. The DPUC decision, which is not a rate order, called for a lowering of Yankee Gas' authorized Return on Equity
(ROE) from 12.43 percent to 11.15 percent. The DPUC believed that lower current interest rates and recently allowed rates of return for other Connecticut utilities justified a lower ROE for Yankee Gas. On October 1, 1997, the DPUC approved a settlement whereby Yankee Gas will credit approximately $3.2 million to firm sales customers through the PGA during the period November 1997 through March 1998. The settlement also allows Yankee Gas to maintain its base rates until the end of fiscal year 2000, resulting in an eight-year period in which Yankee Gas will have gone without an increase in its base rates.

Gas Supply Hedging Activities: Yankee Gas has gas service agreements with two customers to supply gas at fixed prices. Because Yankee Gas purchases gas on a variable price basis, it has found it necessary to hedge gas prices with derivatives to respond to customers' needs for fixed pricing. Both agreements are similar in structure in that Yankee Gas executed a commodity swap contract with a commodity trading firm. Under a master commodity swap agreement, the price of a specified quantity of gas is fixed over the term of the gas service agreement with the customer. In both cases, Yankee Gas is acting as an agent using its credit to provide fixed pricing to its customers using a commodity swap. Yankee Gas' results of operations are unaffected by the hedge transaction given that it passes through the cost of the hedge to either the commodity trading firm or its customer depending on the difference in the fixed and floating prices for gas. Also, the customers are accountable for all costs incurred by Yankee Gas to execute and maintain the commodity swap contract.

Of the two gas service hedging agreements currently in force, only one is material relative to the significance of gas volumes being hedged. This agreement has a ten-year term and requires Yankee Gas to supply approximately one BCF of gas per year, with relatively low margin, at a fixed price beginning August 1, 1995. The price is allowed to escalate by a predetermined rate every year after the first year. The commodity swap contract for this hedging agreement was executed August 17, 1994. Yankee Gas is responsible for margin calls collateralizing the commodity swap contract from August 17, 1994 through the term of the gas service agreement. Currently, Yankee Gas has a letter of credit in the amount of $2.0 million issued to the commodity trading firm collateralizing the commodity contract.

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

The LDCs have asserted that such licenses are not required for this work based on a statutory exemption enacted in 1965 and amended in 1967. However, in a separate proceeding, a Connecticut Superior Court has upheld an administrative ruling against the LDCs' position, which was affirmed on appeal. In 1995, the Connecticut General Assembly enacted legislation that established, on a going-forward basis, a separate procedure for state certification of gas service employees.

While the ultimate results of the class action suit cannot be determined, management does not expect that it will have a material adverse effect on the Company's consolidated results of operations or financial position.

Note 10)  Quarterly Financial Data (Unaudited)

The following table provides information with respect to the consolidated quarterly results of operations for the fiscal years ended September 30, 1997 and 1996, and reflects the seasonal nature of the Company's operations. The results of any one quarter during the year are not indicative of the results of future quarters.



        (Thousands of Dollars, except share information)

                                Quarter Ended
Fiscal Year 1997  December 31  March 31  June 30 September 30

Operating
  Revenues          $95,681     $127,568  $59,435      $42,357

Operating Income
  (Loss)             19,162       27,769    2,663       (6,301)

Net Income
  (Loss)              8,879       13,478     (442)      (4,958)

Earnings (Loss)per
  Common Share (1)    $0.84        $1.29   $(0.04)      $(0.47)



                              Quarter Ended
Fiscal Year 1996  December 31  March 31  June 30 September 30

Operating
  Revenues          $98,199     $139,559  $60,136      $42,046

Operating Income
  (Loss)             20,220       29,849    3,172       (6,255)

Net Income (Loss)     9,838       15,327    1,822       (5,068)

Earnings (Loss) per
  Common Share (1)    $0.95        $1.47    $0.17       $(0.49)


(1) Earnings (Loss) per common share were calculated on the weighted average common shares outstanding of 10,451,165 and 10,435,231 for the twelve months ended September 30, 1997 and 1996, respectively.

YANKEE ENERGY SYSTEM, INC. AND SUBSIDIARIES
Selected Financial and Operating Data


September 30,  1997      1996      1995      1994      1993
Balance Sheet Data:
(Thousands)

Net Utility
 Plant          $350,865  $335,488  $324,870  $315,063  $308,384
Total Assets     500,364   478,749   479,301   481,518   441,293
Total
 Capitalization  300,971   271,348   292,802   276,513   311,197

Income and Share Data:
(Thousands except share data)

Operating
 Revenues       $325,041  $339,940  $294,022  $317,298  $302,657
Cost of Gas      176,757   189,504   155,404   168,816   157,816
Other O&M
 Expenses         64,951    64,852    65,473    62,733    59,142
Depreciation      17,521    16,649    16,520    16,993    17,133
Net Income (1)    16,957    21,919    12,358    19,485    17,479
Earnings
 per Share (1)     $1.62     $2.10     $1.20     $1.89     $1.70

Revenues:
(Thousands)
Gas:
Residential     $140,750  $145,364  $127,493  $140,403  $133,846
Commercial        95,098   103,787    88,983    95,286    93,045
Industrial        70,743    82,725    73,715    77,850    72,940
Miscellaneous      2,312     6,217     2,161     3,328     1,884
Transportation    10,051       952     1,631       431       942
                 _______   _______   _______   _______   _______

 Total Gas      $318,954  $339,045  $293,983  $317,298  $302,657
Nonutility
  Revenue          6,087       895        39      -         -
                 _______   _______   _______   _______   _______
  Total Operating
   Revenues     $325,041  $339,940  $294,022  $317,298  $302,657

Sales and Transportation:
(Mcf-Thousands)

Firm:
   Residential    12,473    13,185    11,591    13,101    12,691
   Commercial      9,222    10,521     9,022     9,998     9,703
   Industrial      9,862    11,438    10,007    10,421     9,600
   Transportation  4,059       178       589       128       167
   Unbilled and
    Other           (111)      969       793       245       129
                  ______    ______    ______    ______    ______

   Total Firm     35,505    36,291    32,002    33,893    32,290


Non-Firm:
   Commercial      1,595     1,746     1,809     1,549     1,663
   Industrial      4,983     6,792     7,286     7,149     5,336
   Transportation  6,853     2,444     3,654       559     1,400
                  ______    ______    ______    ______    ______

   Total
     Non-Firm     13,431    10,982    12,749     9,257     8,399
                  ______    ______    ______    ______    ______
Total Sales and
 Transportation   48,936    47,273    44,751    43,150    40,689


Customers:
(Average)

Residential      159,541   157,526   156,539   155,874   155,385
Commercial (2)    18,930    19,313    19,167    19,156    19,139
Industrial (2)     2,005     2,112     2,145     1,980     1,893
Firm
  Transportation     766        19       -         -         -
Resale               -           2         1         1         1
                 _______   _______   _______   _______   _______

  Total
     Customers   181,242   178,972   177,852   177,011   176,418


Sources of Gas:
 (Mcf-Thousands)

Domestic          15,594    21,331    13,534    16,162     7,474
Canadian Gas
 Firm             24,919    24,721    24,283    24,440    23,970
Spot Market Gas       97       710     2,836     2,318     8,155
Produced Gas          34        19         9        30         6
Company Use/
 Unaccounted For    (414)   (1,285)     (405)     (488)     (608)
                 _______   _______   _______   _______   _______

 Total Sources    40,230    45,496    40,257    42,462    38,997


Peak Day Data:

Peak Day Send
 Out (Mcf per
 day) (3)        250,448   239,348   250,518   262,794   247,315
Peak Day Date    1/17/97   2/05/96   2/06/95   1/19/94   2/01/93
Peak Day
 Degree Days          55        62        59        55        54
Total Annual
 Heating
 Degree Days       5,979     6,302     5,595     6,454     6,232



(1) Exclusive of an $879,900 charge, or $0.08 per share, resulting from the early redemption premium on the Company's preferred stock in fiscal 1994. All per share amounts have been restated to give retroactive effect to the three-for-two stock split on June 28, 1993.

(2) Non-firm transportation customers who utilize both sales gas and transportation service are included in these customer categories. Average non-firm transportation customers are as follows: 1997:18, 1996:12, 1995:23, 1994:17,and 1993:25.

(3) Converted from BTU-millions assuming 1,020 BTU per CF. 1994 sendout includes one time delivery of 17,425 Mcf to Con Ed.

Shareholder and Stock Information

Left side of page:

Annual Meeting

The Annual Meeting of Shareholders will take place on Friday, January 30, 1998, at 10:30 a.m. at the Ramada Plaza Hotel in
Meriden, Connecticut.


Market for Common Stock

As of October 31, 1997, there were 26,329 holders of record of Yankee Energy common stock. Yankee Energy's stock is quoted on the New York Stock Exchange (NYSE) under the symbol "YES" although it is frequently presented as "YanEnS" in various financial publications.

High and Low Stock Prices and Dividend Information
($/Share)

Year Ended
September 30, 1997       High      Low       Dividend


First Quarter, 1997      23.625    21.250    0.325
Second Quarter, 1997     23.750    21.125    0.325
Third Quarter, 1997      24.750    21.000    0.335
Fourth Quarter, 1997     24.625    22.750    0.335



Year Ended
September 30, 1996       High      Low       Dividend


First Quarter, 1996      25.500    20.875    0.315
Second Quarter, 1996     25.750    21.875    0.315
Third Quarter, 1996      22.500    20.375    0.325
Fourth Quarter, 1996     23.625    20.750    0.325



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


Right side of page:

Transfer Agent

Shareholders who have questions about their accounts or desire to transfer their stock from one name to another should contact
ChaseMellon at 1.800.288.9541 or write:

For Transfers and Transfer Inquiries:

ChaseMellon Shareholder Services, L.L.C.
85 Challenger Road
Ridgefield Park, NJ 07660

All Other Inquiries:

ChaseMellon Shareholder Services, L.L.C.
P.O. Box 590 Overpeck Centre
Ridgefield Park, NJ 07660

Yankee Energy News and Information

Yankee Energy has a toll-free news and information service which includes current news releases, a Chairman's message, earnings and dividend information as well as access to the transfer agent or the Company's Investor Relations Department.

1.800.YES.9989

Shareholders, interested investors and analysts may also contact
Yankee Energy by calling or writing to:

Thomas D. Dorsey
Director, Investor Relations
Yankee Energy System, Inc.
599 Research Parkway
Meriden, CT 06450-1030
Phone 203.639.4407
Fax 203.639.4011
Email:  invest@yankeegas.com

Yankee Energy will provide shareholders with a copy of its 1997
Annual Report to the Securities and Exchange Commission on Form
10-K, without charge, upon written request.

Bottom left:        32
Bottom Center:      YES 1997

Inside Back Cover

Top left:      Yankee Energy Logo

(Two columns)

Left Column:

Yankee Energy System, Inc.
599 Research Parkway
Meriden, CT 06450-1030
203.639.4000

Yankee Energy Services Company
270 Farmington Avenue, Suite 181
Farmington, CT 06032-1909
860.678.6710

R.M. Services, Inc.
639 Research Parkway
Meriden, CT 06450-1030
203-639-4501

YESCo Industrial Energy Services, Inc.
11C Kripes Road
East Granby, CT 06026-9646
860.653.5667

Right Column:

Yankee Gas Services Company
599 Research Parkway
Meriden, CT 06450-1030
203.639.4000

Yankee Energy Financial Services Company
599 Research Parkway
Meriden, CT 06450-1030
203.639.4462

YESCo Power
33 Christa McAuliffe Blvd.
Plymouth, MA 02360-4867
508.746.5500

YESCo Mira Systems
270 Farmington Avenue, Suite 181
Farmington, CT 06032-1909
860.678.6700


Bottom center of page:

YES
Listed
NYSE

For additional copies of this Annual Report, contact Corporate
Communications at 203.639.4439

Outside Back Cover

Background graphic of sky and clouds with words:
     safe
     reliable
     efficient
     clean

Spread across center of page from top to bottom:

Yankee Energy

Imaginative
and Responsive
Energy Solutions
For your home
or business.

Bottom left:   Yankee Energy logo

Bottom right:  Yankee Energy System, Inc.
               599 Research Parkway
               Meriden, CT 06450-1030
               http://www.yankeegas.com