Form 10-K, Exhibit 13
period 1998-09-30
YANKEE ENERGY SYSTEM INC
filed 1998-12-17
CIK 849210

                                                                      EXHIBIT 13

                1998  Yankee Energy System, Inc. Annual Report

YES

The Energy Magazine for Investors


                                                            Unlocking new growth

[PICTURE APPEARS HERE]

                             New data drives growth      Natural gas stock Q&A
      --------------------------------------------------------------------------
INSIDE
      --------------------------------------------------------------------------
               R.M. Services joins Dun & Bradstreet         Getting Y2-capable

Unlocking new growth at the core of our business

COMPANY PROFILE

Yankee Energy was founded in 1989 to provide natural gas distribution to residential, commercial, and industrial customers in Connecticut. The demand for natural gas has increased steadily, as has our ability to bring it to market and produce a return. Here is a report on how Yankee continues to grow with the demands of the southern New England energy market.

Yankee Energy System, Inc. (YES or the Company), headquartered in Meriden, Connecticut, is a diversified company specializing in the distribution, conversion and control of energy to meet our customers' needs. Our principal operating subsidiary is Yankee Gas Services Company (Yankee Gas).

Yankee Gas, the largest natural gas distribution company in Connecticut, provides service to more than 183,000 customers in 68 of the state's cities and towns. The Company's other operating subsidiaries support our core business in natural gas distribution, or allow us to expand our growing business in energy-related services.

Yankee Energy Services Company (YESCo) provides a wide range of energy-related services for its customers including comprehensive building automation with engineering, installation, and maintenance of building control systems through its YESCo Controls division, and comprehensive heating, ventilating and air conditioning (HVAC), boiler and refrigeration equipment services and installation through its YESCo Mechanical Services division.

In addition to Yankee Gas and YESCo, two other subsidiaries are taking advantage of market opportunities. R.M. Services, Inc. provides collection services for companies throughout the United States, and Yankee Energy Financial Services Company provides a full range of equipment and home improvement financing options through programs like the Hometown Energy Loan Program. Another subsidiary, NorConn Properties, Inc. (NorConn) owns selected system real estate and leases it to Yankee Gas.

Additional company information can be found at the YES web site, www.yankeeenergy.com.


                   [CAPTION OF YEAR IN REVIEW APPEARS HERE]

                         YANKEE'S YEAR IN REVIEW 1998

Yankee Energy Stats
$315 million
Gross annual revenue for Yankee Energy hits the $315 million mark.

183,000 Utility Customers
and growing. In 1998, Yankee added nearly 2,000 more customers--residential, commercial and industrial--to its base.

Key Characteristics
Strong management with diverse experience; attractive yield; solid dividend growth for eight straight years; secure opportunities in basic natural gas business; clearly articulated business strategy.

68 Towns
Yankee Gas' service area covers approximately half of Connecticut's land area representing 44 percent of the state's 1.3 million households.

Four-year contract signed with International Brotherhood of Electrical Workers.

Three awards received for safety and environmental responsibility.

Charles E. Gooley named President and CEO; Emery G. Olcott assumes chairmanship.

Eight consecutive annual increase in shareholder dividend.

Yankee Financial forms national home energy loan program.

                       [PICTURE YANKEE GAS SERVICE AREA]


R.M. Services forms alliance with Dun and Bradstreet.

98 Financial HIGHLIGHTS

Years Ended September 30,                    1998            1997           % Change
-----------------------------------------------------------------------------------------
FINANCIAL (In thousands)
Utility revenues                        $   283,839      $   318,954             (11.0)%
Nonutility revenues                     $    30,928      $     6,087             408.1%
Net income                              $    10,883      $    16,957             (35.8)%
Capital expenditures                    $    39,496      $    35,211              12.2%
Net utility and nonutility plant        $   380,711      $   370,176               2.8%

COMMON STOCK
Earnings per share                      $      1.04      $      1.62             (35.8)%
Stock price (end of year)               $     26.19      $     23.69              10.6%
Quarterly dividend (end of year)        $     0.345      $     0.335               3.0%
Yield (end of year)                             5.3%             5.7%             (7.7)%
Weighted average common
   shares outstanding                    10,495,806       10,451,165               0.4%
Book value per share (end of year)      $     15.65      $     15.85              (1.3)%

OPERATIONS
Gas sales (MMcf)                             31,077           38,022             (18.3)%
Gas transportation (MMcf)                    16,070           10,912              47.3%
Degree days (normal 6,151)                    5,502            5,979              (8.0)%
Customers (average)                         183,070          181,242               1.0%
----------------------------------------------------------------------------------------



                                   1994            1995          1996          1997           1998
                                   ----            ----          ----          ----           ----
Market Price Per Share             $  21.50         21.375        22.875        23.6875       26.1875
Book Value Per Share               $ 14.536         14.596        15.509          15.85        15.646
Earnings                           $   1.81           1.20          2.10           1.62          1.04
Dividends Paid                     $   1.19           1.24          1.28           1.32          1.36
Cash Flow                          $   31.7           38.5          36.4           28.6          18.5
   In millions
                                                                                               ------

                           Cover Stories & Features


                                 COVER STORIES



                             [PICTURE APPEARS HERE]   MESSAGE TO
                                                      SHAREHOLDERS




TECHNOLOGICAL
ADVANCEMENTS

[PICTURE APPEARS HERE]



                                                          [PICTURE APPEARS HERE]

                                                       FORECASTING GROWTH
                                                       IN 1999


                                                  4   YANKEE FINANCIAL

                                                  5   R.M. SERVICES

                                                  9   Y2K PREPARATIONS PROGRESS

                                                 10   Q&A: WHY A UTILITY STOCK?

                                                 12   QUESTIONS & ANSWERS

                                                 13   DIRECTORS AND OFFICERS

                                                 14   FINANCIAL INFORMATION
                                   CONTENTS

1998 Yankee Energy System Annual Report

      [PICTURE APPEARS HERE]

Emery G. Olcott       Charles E. Gooley


In September of 1998, your board of directors elected Charles E. Gooley, a senior officer since the Company's inception, as President and CEO of the Company and Emery G. Olcott, a director since 1989, as Chairman of the Board of Directors.


TO OUR SHAREHOLDERS


After more than 17 years of combined experience with Yankee Energy, we are privileged to have the opportunity to lead the Company into a new millennium. And so it is an appropriate time to reflect on our accomplishments, our challenges and, most important, to share with you our vision for the future of this Company.

Yankee Energy has risen from relative obscurity in 1989 to being recognized as one of the most progressive energy companies in the United States. We remain the largest distributor of natural gas in Connecticut and Yankee has become an identifiable brand name to Connecticut consumers. Because of our core strength in the natural gas distribution business, we have returned a dividend to our investors for the tenth consecutive year. We intend to focus and build on the strengths of our core business.

Over the last two years, we have spent a great deal of management time and attention on investments in power generation, building control systems, and the installation and servicing of HVAC, boiler, and refrigeration equipment. As we expanded the geographic reach of these energy services businesses through our YESCo subsidiary, it became more difficult for our newly formed YESCo organization to manage the new businesses, acquisitions, and greater geographical reach. For the third consecutive year, YESCo failed to reach profitability. This mandated a careful analysis that has led to this conclusion: While there are opportunities in energy services we will continue to exploit, we will only pursue them when they are complementary to our core strengths and support the expansion of our natural gas distribution business.

As a result of this new focus we have decided to divest all of the power-generation assets located outside Connecticut. We will continue to assist power generation developers in procuring reliable sources of natural gas for their projects but we will tend to concentrate on such projects closer to home.

We continue to have confidence of our ability to operate the building controls and HVAC businesses profitably. In fact, we have already taken steps to shift existing HVAC capabilities under YESCo's operation to support our strength in natural gas distribution services. We also have centralized YESCo's operations to bring staff, dispatching, purchasing and billing under one roof.

These measures, combined with strict cost management, will enable us to price our services aggressively, still earn reasonable returns, and continue to provide excellent service to our customers. Then, once we have proven to you that we can deliver reasonable returns in the energy services business, we will consider expanding our investments in that sector. But our primary focus will continue to be on energy services that enhance the use of natural gas in the current 68-town Yankee Gas service area.

Our strategic plan to accomplish this will employ data secured through advanced market research. The new data are showing us the precise areas where natural gas expansion can be unlocked at the greatest level of profitability in all customer segments. While we pursue these opportunities we will intensify the cost-management strategies that have been successful in the past. Our base natural gas prices have not increased since 1992 and we intend to continue to avoid base price increases.

Because of our core strength in the natural gas distribution business, we have returned a dividend to our investors for the tenth consecutive year.

Our primary focus will continue to be on energy services that enhance the use of natural gas in the current 68-town Yankee Gas service area.


We will only pursue energy services when they are complementary to our core strengths and support the expansion of our natural gas distribution business.

Last year we reported progress in the area of firm transportation by our Yankee Gas subsidiary, enabling commercial and industrial customers to purchase natural gas from other suppliers. Since our profits are derived from the transportation of natural gas and not the sale of natural gas itself, this area of business promises greater opportunities for our customers to benefit from the direct purchase of gas from another supplier at lower prices. Firm transportation continues to provide excellent value to our non-residential customer base.

This, then, is the plan for increasing Yankee Energy's value to you, our shareholders: achieve greater market share along our mains; contain costs; capitalize on higher margin energy services opportunities; maintain our strong presence in regulatory and legislative affairs; elevate customer service to new heights; and develop non-weather-dependent revenue sources for the future.

Now, we'd like to share with you some exciting developments that have grown from Yankee Energy's expertise in energy and energy management.

In the past year, our R.M. Services subsidiary has entered into an alliance with Dun & Bradstreet Receivables Management Services, the world's largest supplier of business-to-business credit management services. This new partnership will put our consumer collections expertise to work for D&B clients, with a goal being to unlock the massive national market of uncollected utility debt.

Yankee Energy Financial Services, which for years has offered home energy-related financing to residential, commercial, and industrial customers here in Connecticut, is now working in conjunction with the American Public Gas Association to offer the Hometown Energy Loan Program. This national endeavor, financed by Fannie Mae and administered by Yankee Financial based on its core expertise in energy loans, markets home-energy improvement financing to more than three million APGA customers. This effort will not affect Yankee Financial's ability to continue to support Yankee Gas and YESCo by enabling Connecticut customers to purchase equipment.

With this new direction set, and with promising new partnerships already at work, we report to you that our earnings for 1998 were less than desired: $1.24 per share, exclusive of nonrecurring charges, down $0.38 from $1.62 in 1997. Warm weather also diminished our financial results in 1998. Earnings for the year were reduced by $0.42 per share due to warmer-than-normal temperatures. Also reflected in 1998 results is a one-time charge against earnings of $0.20. This is largely associated with the restructuring of our unregulated business under YESCo.

With those restructuring charges behind us and a solid plan for the future, We look forward with great enthusiasm to the second decade of your Company's existence.


/s/ Charles E. Gooley                       /s/ Emery G. Olcott

Charles E. Gooley                           Emery G. Olcott
Chief Executive Officer                     Chairman of the Board
and President

Yankee Financial teams with APGA and Fannie Mae in home energy loan program.

Yankee Energy is tapping into the national home energy improvement market through a loan program based on a successful model developed by Yankee Energy Financial Services Company. For years, Yankee Financial has helped Connecticut customers finance natural gas-fueled energy systems and equipment. Yankee Financial's role has become more than an added service; Yankee Financial is involved in the negotiations YESCo conducts with its commercial and industrial customers for energy equipment. In 1998, the sale and installation of several cogeneration systems were possible because of Yankee Financial's ability to make energy improvements affordable for the commercial and industrial sector, which is where the greatest profit margins exist for the Company. And now, Connecticut homeowners enjoy the convenience of qualifying for a loan over the phone or electronically through Yankee Energy's web site. On the strength of its success, Yankee Financial joined Fannie Mae and the American Public Gas Association
(APGA) in a national home energy-improvement program. The Hometown Energy Loan Program (HELP) offers broad-based, low-cost home energy improvement financing. "This opportunity grew directly from one of our core competencies in the natural gas business," said Matthew Ide, manager of Finance Services. "We were approached by the APGA based on our track record in providing energy financing for homeowners here in our home state. We have the expertise in the utilities sector to handle the types of loans this program brings to the market." Yankee Financial will continue to provide financing programs for in-state commercial and industrial customers. HELP works like this: APGA-member utilities in the lower 48 states are eligible to participate. Their customers can finance home improvements such as insulation, ductwork, windows, and heating and cooling equipment up to $15,000 for up to 10 years, with locked-in interest rates. Fannie Mae provides the capital. The utility markets the program to its customers. Yankee provides a turnkey loan program and earns revenue on every loan processed. There are no prepayment penalties, and utilities are protected from losses on defaulted loans, thereby eliminating credit risk. "HELP is a low-cost answer to every homeowner's desire to improve what is probably their biggest investment," said Ide. "And it can connect Yankee Energy to an additional 3.8 million potential loan customers nationwide. It's a good example of how new revenue can grow from our bedrock business in serving natural gas customers."

YANKEE'S R.M. SERVICES FORMS
PARTNERSHIP WITH DUN & BRADSTREET


Yankee Energy is taking advantage of the estimated $29.2 billion that goes uncollected each year in utility industries through a new alliance with an internationally renowned corporation. Dun & Bradstreet, the world leader in industrial receivables management services, has joined forces with Yankee Energy's R.M. Services, Inc., giving Dun & Bradstreet the ability to penetrate the vast market of consumer receivables in regulated industries such as energy and telecommunications. The new alliance, based at Yankee Energy's headquarters in Meriden, Connecticut, gives Yankee a new revenue source that is independent of New England winter weather. "A few years ago, R.M. Services reduced Yankee Energy's bad debt by 50 percent and added $2.0 million to their bottom line through state-of-the-art collection services," said Murry K. Staples, the firm's vice president and general manager. "We're bringing that capability to our alliance with Dun & Bradstreet. Now we can attract a wide range of clients." Staples pointed out that companies can increase their overall value by reducing bad debt. But advanced infrastructure such as professionally staffed call centers and dedicated computer systems is needed to implement an aggressive receivables collection program. The Dun & Bradstreet/R.M. Services partnership immediately puts these resources -and extensive management expertise -- to work for their clients. "R.M. Services' core strength in collecting unpaid consumer utility bills was recognized by Dun & Bradstreet," said Staples. "Together, we're capable of capitalizing on this huge market."

[PICTURE APPEARS HERE]

Intelligent growth, driven by new data


               ADVANCED MAPPING SYSTEMS AND MARKET ANALYSIS ARE
         ENABLING INTELLIGENT, COST-EFFICIENT GROWTH FOR YANKEE ENERGY

In the past year, Yankee Gas added 1377 new residential customers and 451 new commercial and industrial customers to its core natural gas business. These increases in Yankee's customer base are part of a two-year trend that has seen a customer growth rate nearly twice that experienced over the previous two years (FY 95 and 96).

This growth reflects a shift in Yankee's sales strategy, which now provides greater incentives for the sales force to develop more profitable areas of business, particularly the commercial sector, where there has been an increase of approximately 60 percent in the last year. Riding the momentum of this success, Yankee's marketing efforts are taking on a sharp new focus through a highly detailed market research study.

"The new data enable us to do several things better than we've done them before," said John Ferrantino, director of Market Development. "First, we can determine precisely where the greatest potential is for growth. Second, our research shows that we can grow more efficiently by influencing the preconstruction decision-making process surrounding natural gas. Third, we can pinpoint markets where our cost of doing business is lowest and our profitability greatest."

Seeing new potential in existing markets

Working with the Connecticut Economic Resource Center (CERC), Yankee has developed grids that provide greater detail of the Yankee distribution system and the location of businesses within each town eligible for natural gas service.

This provides an easy-to-use visual analysis of potential prospects in relation to the Yankee distribution system. "We've always known that the commercial/industrial markets are where the greatest volume and profitability exist," said Ferrantino. "Now we can target this part of our market with greater efficiency."

Lowering CDB

Another factor influencing Yankee's marketing efforts is the analysis of service-installation costs. "We know our labor and material costs for connecting new customers to our mains," said Ferrantino. "But different towns have different ordinances and restrictions that affect our cost of doing business. When we compare this information to forecasted statewide housing growth, we can determine which parts of our service area offer the best potential for profitable growth."

Building markets from the ground up

Different markets require different marketing approaches. While the residential customers are the ones who pay the gas bill, they are typically not the ones who specify the type of heating system for their home. This decision is heavily influenced by the contractor or builder. By strengthening relationships with this group, Yankee can achieve a greater return on its marketing efforts.

"For each of the past two years, we added approximately 1300 residential customers, mainly former oil customers who switch to natural gas for performance and environmental reasons, regardless of cost," said Ferrantino. "But the 80 to 96 percent efficiency of new natural gas heating systems means that less of the commodity may be used. That means we must market more individual burner tips in each customer site, whether it's a natural gas fireplace, grill, clothes dryer or stove. The best way to do that is to go after the people in the business of developing real estate. This will result in better market penetration in the residential, commercial and industrial segments of our business."



[PICTURE APPEARS HERE]

Companies like the Bristol-Myers Squibb Pharmaceutical Research Institute in Wallingford, are turning to Yankee for energy solutions that increase efficiency and profitability. And all-gas housing complexes like Deep Brook Harbor, Suffield (left), reflect Yankee's efforts to capitalize on residential markets through marketing efforts with contractors and developers.

Pushing and pulling new market potential

Ferrantino describes the overall Yankee marketing plan in classic marketing terms: While contractors, builders and architects are pushed to recommend and specify natural gas from the outset of construction, residential and commercial/industrial targets will be pulled into requesting natural gas with consistent, focused sales and marketing efforts.

"We're smarter than we've ever been," said Ferrantino. "We better understand where our markets are, how to reach them, and where we can do business at the greatest level of profitability. We have all the tools to saturate our markets efficiently."

Technological advancements move forward


The driving force behind Yankee Energy's successful advancement is the effective use of new systems that capture and organize data. Information concerning markets and operations will be harnessed and directed toward greater expansion, better service and improved overall performance. Here's how.

CCIS sharpens customer focus

Yankee is installing a new system for customer billing, customer data storage and retrieval. The Customer Connection Information System (CCIS), to be operational in April 1999, will bring the Company's customer service to a higher level.

"CCIS instantly gives us a full view of the customer," said Project Director Mike Marinaccio. "It shows the type of structure, the equipment in place, the metering system, and the customer's service record, payment history, and usage patterns. It strengthens our ability to serve all customers immediately and efficiently."

HR software organizes internal data

Employees are people, but they also represent data. Payroll, benefits, training, and job performance are just a few categories of information that need to be logged and updated for every employee. A newly installed human resources system by PeopleSoft(TM) is enabling Yankee to keep better records on employees and maintain better employee relations.

"This Company employs 835 people," said Scott Waleski, director of Information Services. "The PeopleSoft program lets us track individual benefits, vacation time, flex time, payroll data, and other aspects of each person. It's a huge boost to internal efficiency."

The new system also tracks the training and professional advancement of employees. "It's an example of how technology can be used not only to organize statistical data, but to help people develop," said Waleski.

E-business coordinates commodity flow

Yankee's Electronic Bulletin Board (EBB), implemented last year, continues to improve the Company's communication with gas marketers. The system has drastically reduced the paper and voice mail previously used to communicate with those who sell the natural gas that flows through Yankee's distribution system. According to Waleski, "Commodity marketers use the EBB to reserve capacity on our mains, so we can forecast the volume of natural gas we'll need to distribute. It improves the efficiency of both our external communications and our business."

Virtual reality comes to gas cooling

Gas cooling has traditionally been difficult to sell. A new CD-based virtual reality module is helping companies better understand this technology.

SolutionsPlus(TM), developed by Yankee's marketing department, is a first in the industry. It is currently being used by gas companies throughout the country to show potential customers the virtues of desiccant, absorption, and engine-driven cooling systems in an interactive format.

The customized sales tool shows the configuration of a gas-cooling system at work in a building, illustrating the flow of refrigerant and air throughout the structure. The program also includes information on load-balancing, case studies, and financing and installing equipment.

[PICTURE APPEARS HERE]

SCADA: Enhancing total system control

Yankee's SCADA system (Supervisory Control and Data Acquisition), installed in December of 1998, oversees all key functions in the Yankee natural gas distribution network.

SCADA's role in Yankee's future cannot be undervalued. It enables the Company to monitor the amount of commodity in the system, temperature and pressure readings along every mile of main, the performance of natural gas transmission lines and gate stations, and other important functions.

Because of the high level of control it provides, SCADA allows Yankee to select which pipeline it opens to bring more natural gas into the Company's distribution system. For example, if it is more efficient or cost-effective to bring in more natural gas through the Algonquin pipeline rather than the Tennessee pipeline, SCADA enables Yankee to issue the command through phone lines and make the adjustment quickly and efficiently.

yankeeenergy.com wins award, and opens doors

Yankee's web site won "Best Energy Site" from the Web Marketing Association, Inc., affirming Yankee's efforts to make it a front door to the Company for everyone -- consumers, companies, gas marketers, regulators and investors.

There is a wealth of data available at the site and the design makes it easy for lower-speed modems to move through it quickly.

The site includes a page for investors with real-time stock quotes and access to detailed corporate information. Other features include access to gas usage data for customers, and links to every Yankee subsidiary.

According to Steve Laden, vice president, Sales, Marketing and External Affairs, "We are keeping the content and design interesting and interactive, so that once people come through the front door, they stay for a while. And then come back again."


Y2K Preparations Progress

Yankee began addressing Year 2000 systems issues in 1995. At the time of this report, all mainframe computer systems are Y2K compliant. But the concerns over Y2K consequences reach every level of corporate operations.

The PC systems within the Company are being prepared in a dedicated testing lab. The LAN environment, embedded chip, and software equipment is being upgraded simultaneously. Representatives from every department of the Company have been assigned to make sure that Y2K issues are addressed. To ensure and expedite clear, consistent communication, Yankee is using its intranet system to continually update personnel on available resources, and the need to make progress in this area.

Scott Waleski, director of Information Services for Yankee Gas, said "We got a head start on this issue. The result is we're ahead of schedule for securing operations in the new millennium, which in turn means we can focus on other areas of technology that will improve our operations."

Q&A


Why invest in a Natural Gas Utility Stock?

Daniel M. Fidell is a securities analyst with A.G. Edwards & Sons, Inc., a full-service investment firm and NYSE member. Here he shares his views on the value of investing in natural gas utilities stock.


Are natural gas stocks currently undervalued?

Our universe of gas utility stocks at A.G. Edwards consists of 41 companies [of which Yankee Energy is one]. At current prices, gas utility stocks trade near 15 times estimated fiscal 1999 EPS, a valuation level approaching the group's five-year low and below electric and water utility indices.

We've seen a roller coaster ride on Wall Street recently. How does market turbulence factor into the decision of whether or not to buy a gas utility stock?

Typically, gas utility stocks perform well during periods of overall market uncertainty. Attractive yields and the ability to maintain earnings growth despite an economic slowdown could make such stocks attractive to investors if the volatility we've seen continues.

Since the share prices of gas utility stocks vary in accordance with long-term interest rates and government bonds, tell us what's been happening in this area.

We're experiencing a favorable interest rate environment right now. Long-term government bond yields have declined to a level near 5.2 percent without an accompanying increase in the price of gas utility stocks. Consequently, the potential returns of gas stocks related to government bonds have improved.

www.yankeeenergy.com

www.yankeeenergy.com

What overall improvements do you see in how natural gas companies do business?

Gas utilities have worked hard to improve efficiency in the last few years. As a result, earnings growth has increased, profitability ratios have risen, dividend payout has decreased and balance sheets are stronger. And it looks like this trend toward greater efficiency will continue. The other trend is toward diversification. Many gas utilities have diversified their operations to include nonregulated operations such as energy production, power generation, consultation, and other energy-related ventures. Diversification is likely to lead to increased earnings growth, albeit at a modest increase to the company's overall risk profile.

What do you see with regard to demand for the commodity itself?

The American Gas Association indicated demand has increased 35 percent since 1986 in the United States. Still, only 65 percent of the residential homes in the U.S. heat with natural gas. Market share expansion should continue for years to come, especially in light of the fact that it's an environmentally friendly fuel.

Describe your views on takeover and merger activity in this sector.

Consolidation activity within the sector is expected to continue going forward and, as in the past, will most likely involve electric utilities paying a premium price to acquire gas utilities. The median price paid for a gas utility over the last three years has been approximately 20 times forward earnings, 2.3X book value, 10.2X cash flow and $1,143 per customer, respectively.

Yankee Energy Officers


Seven leaders. 115 years of experience.

Meet the people leading Yankee Energy. They have more than a century of experience in the energy industry, with an average tenure of nine years here at Yankee Energy. Their work is at the root of the Company's continuing new growth in the business of natural gas distribution.

[PICTURE OF CHARLES E GOOLEY APPEARS HERE]

Charles E. Gooley
President and
Chief Executive Officer

[PICTURE OF MARY J. HEALEY APPEARS HERE]

Mary J. Healey
Vice President,
General Counsel and
Secretary

[PICTURE OF ELLEN J. QUINN APPEARS HERE]

Ellen J. Quinn
Vice President

[PICTURE OF STEVEN P. LADEN APPEARS HERE]

Steven P. Laden
Vice President

[PICTURE OF JAMES M. SEPANSKI APPEARS HERE]

James M. Sepanski
Vice President,
Chief Financial Officer and
Treasurer

[PICTURE OF THOMAS J. HOUDE APPEARS HERE]

Thomas J. Houde
Vice President

[PICTURE OF NICHOLAS A. RINALDI APPEARS HERE]

Nicholas A. Rinaldi
Controller


Board of Directors

[PHOTO OF SANFORD CLOUD, JR APPEARS HERE]

Sanford Cloud, Jr. /2/, /3/
President and
Chief Executive Officer
The National Conference for
Community and Justice
New York, NY

[PHOTO OF JOHN J. RANDO APPEARS HERE]

John J. Rando /2/, /3/
Senior Vice President and Group General Manager of Compaq Services at Compaq Computer Corporation
Stow, MA

[PHOTO OF EMERY G. OLCOTT APPEARS HERE]

Emery G. Olcott /1/, /4/, /5/
Chairman
Yankee Energy System, Inc.
Chairman, President and
Chief Executive Officer
Packard BioScience Company
Meriden, CT

[PHOTO OF CHARLES E. GOOLEY APPEARS HERE]

Charles E. Gooley /1/
President and
Chief Executive Officer
Yankee Energy System, Inc.
Meriden, CT

[PHOTO OF EILEEN S. KRAUS APPEARS HERE]

Eileen S. Kraus /2/, /4/, /5/
Chairman, Connecticut Fleet National Bank
Hartford, CT

[PHOTO OF PATRICIA M. WORTHY APPEARS HERE]

Patricia M. Worthy /2/, /3/
Professor
Howard University
School of Law
Washington, D.C.


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


Consolidated Statements of Cash Flows


Consolidated Statements of Capitalization


Consolidated Statements of Common Shareholders' Equity


Notes to Consolidated Financial Statements


Selected Financial and Operating Data


Shareholder and Stock Information

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


OVERVIEW

Yankee Energy System, Inc. (YES or the Company), headquartered in Meriden, Connecticut, is a diversified company specializing in the distribution, conversion, and control of energy to meet our customers' needs. Our principal operating subsidiary is Yankee Gas Services Company (Yankee Gas). Yankee Gas, the largest natural gas distribution company in Connecticut, provides service to more than 183,000 customers in 68 cities and towns. The Company's other operating subsidiaries support our core business in natural gas distribution, or allow us to expand our growing business in energy-related services. Yankee Energy Services Company (YESCo) provides a wide range of energy-related services for its customers, including comprehensive building automation with engineering, installation and maintenance of building control systems through its YESCo Controls division, and comprehensive heating, ventilation and air-conditioning
(HVAC), boiler and refrigeration equipment services and installation through its YESCo Mechanical Services division. During fiscal 1998, YESCo's Power division also provided expertise related to the production of thermal and/or electric power. In addition to Yankee Gas and YESCo, two other subsidiaries are taking advantage of opportunities by positioning services once exclusively provided to local energy customers to a broader marketplace. R.M. Services, Inc. (RMS), through its alliance with Dun & Bradstreet Receivables Management Services, provides consumer collection services for companies throughout the United States, and Yankee Energy Financial Services Company (Yankee Financial) provides a full range of equipment and home improvement financing options through programs like the Hometown Energy Loan Program. NorConn Properties, Inc. (NorConn) owns selected system real estate, which it leases to Yankee Gas. Additional company information can be found at the Company web site, www.yankeeenergy.com.

After completing a recent review of the various operating functions of YESCo, management of the Company has decided to focus the efforts of YESCo primarily on its controls and HVAC lines of business and to significantly reduce its cost structure. As a result, the Company intends to dispose of the assets of YESCo's Power division in fiscal 1999. In addition, the Company has restructured its HVAC business, including the consolidation of locations and better focusing its business both geographically and operationally.

The Company reported consolidated net income, exclusive of nonrecurring charges, of $13.0 million, or basic and diluted earnings per share of $1.24, for its fiscal year ended September 30, 1998. This compares with consolidated net income of $16.9 million and $21.9 million, reflecting basic and diluted earnings per share of $1.62 and $2.10, respectively, for fiscal years ended September 30, 1997 and 1996. Earnings for fiscal 1998 inclusive of nonrecurring items are $10.9 million, or $1.04 basic and diluted earnings per share.

Earnings for fiscal year 1998 decreased due to warmer weather and customer bill credits. In addition, earnings were unfavorably impacted by nonrecurring charges related to the restructuring of the HVAC operations of YESCo, impairments of certain YESCo Power division assets, and severance charges. In fiscal 1998, weather was 11 percent warmer than normal and 8 percent warmer than the prior fiscal year. Management estimates warmer weather reduced earnings by $4.4 million, or $0.42 per share, in the current fiscal year compared to normal, and reduced earnings by $3.7 million, or $0.35 per share, compared to the prior fiscal year. Customer bill credits resulting from a rate review settlement approved by the Connecticut Department of Public Utility Control (DPUC) in October 1997 reduced earnings by approximately $1.9 million, or $0.18 per share, for the fiscal year ended September 30, 1998. In the fourth quarter, the Company recorded restructuring charges for YESCo, including the impact of management's decisions to restructure its HVAC operations and dispose of the existing assets and projects under development for the Power division. The HVAC restructuring includes the consolidation of four locations into one operating center, thereby eliminating redundant administrative and operating positions, and better focusing its business both geographically, by discontinuing non-Connecticut activities, and operationally, by discontinuing the HVAC equipment sales operation. The after-tax charge for YESCo restructuring totaled $1.6 million, or $0.15 per share. YESCo recorded losses of $3.0 million, exclusive of nonrecurring charges, and $2.7 million for the years ended September 30, 1998 and 1997, respectively. Finally, Yankee Energy recorded an after-tax charge for severance, due to the resignation of two senior executives, of approximately $0.5 million, or $0.05 per share.

Earnings for fiscal 1997 decreased as compared to fiscal 1996 primarily due to operating losses incurred by the Company's nonutility subsidiaries. Delays in bringing new business on line and integrating these companies into YESCo contributed to losses. These losses were partially offset by strong operating performance at Yankee Gas during fiscal 1997 due primarily to a reduction in operation and maintenance expense principally as a result of cost controls implemented by the Company. Higher earnings in fiscal 1996 were primarily due to colder weather in fiscal 1996 as compared with fiscal 1998 and 1997, and the gain realized from the sale of the Company's equity interest in the Iroquois Gas Transmission System (Iroquois). Earnings on the Company's investment in Iroquois for the first six months of fiscal 1996 were approximately $1.5 million and contributed $0.14 to earnings per share. Upon the sale of Iroquois, earnings for fiscal 1996 reflected a gain of $2.5 million, or $0.24 per share. Thus, total earnings related to the investment in Iroquois, including the gain on sale, were $0.38 per share in fiscal 1996.

In fiscal 1998, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" (FAS 128), which changed the method for computing earnings per share and requires the Company to present basic and diluted earnings per share. As a result, all prior periods have been restated to reflect the application of FAS 128. The effect of this accounting change on previously reported earnings per share data was immaterial. The basic weighted average shares outstanding for fiscal 1998, 1997 and 1996 were 10,495,806, 10,451,165 and 10,435,231, respectively, and the diluted weighted average shares outstanding for fiscal 1998, 1997 and 1996 were 10,501,411, 10,453,318 and
10,437,461, respectively.

RESULTS OF OPERATIONS

OPERATING REVENUES

Utility revenues decreased $35.1 million, or 11 percent, in fiscal 1998 from fiscal 1997 and decreased $20.1 million, or 6 percent, in fiscal 1997 from fiscal 1996. These decreases were offset by increases in operating revenues from nonutility operations of $24.8 million and $5.2 million, respectively. The components of operating revenues for the past three years are provided in the following table:

Years Ended September 30,              1998         1997         1996
(In thousands)
Firm sales                           $237,136     $276,299     $299,681
Firm transportation                    18,709        7,433          258
Interruptible/off-system sales         20,303       29,183       32,332
Interruptible transportation            3,646        2,646          730
Other utility revenues                  4,045        3,393        6,044
                                     --------     --------     --------

Total utility revenues                283,839      318,954      339,045
Nonutility revenues                    30,928        6,087          895
                                     --------     --------     --------

Total operating revenues             $314,767     $325,041     $339,940
                                     --------     --------     --------
                                     --------     --------     --------

Utility operating margin             $139,655     $146,143     $149,857
                                     --------     --------     --------
                                     --------     --------     --------

Nonutility operating margin          $  6,356     $  2,141     $    579
                                     --------     --------     --------
                                     --------     --------     --------

Throughput corresponding to utility revenues is as follows:

Years Ended September 30,               1998       1997      1996
(Mcf-thousands)
Firm sales                             26,116     31,447     35,139

Firm transportation                     9,426      4,059        178
Interruptible/off-system sales          4,961      6,575      9,513
Interruptible transportation            6,644      6,853      2,444
                                       ------     ------     ------

Total throughput                       47,147     48,934     47,274
                                       ------     ------     ------
                                       ------     ------     ------

The decrease in utility revenues in fiscal 1998 primarily reflected weather that was 8 percent warmer in fiscal 1998 compared to fiscal 1997 and customer bill credits during fiscal 1998 of $3.2 million. The warmer weather in the fiscal 1998 heating season directly reduced sales to firm sales customers. Firm sales contribute the highest per-unit operating margin of all utility revenues, and thus, the primary reason for the decrease in utility operating margin from fiscal 1997. In addition, an increasing number of commercial and industrial customers continued to shift from gas sales to transportation service resulting in a decrease in utility revenues. Interruptible revenues have decreased primarily as a result of lower oil prices in fiscal 1998 compared to fiscal 1997. The decrease in utility revenues from fiscal 1996 to fiscal 1997 primarily reflected a decrease in firm sales volumes of approximately 11 percent. This decrease primarily related to the shift of firm sales to firm transportation and a decrease in residential sales volumes related to weather that was 5 percent warmer than fiscal 1996. These decreases were partially offset by the increase in firm and interruptible transportation from 1996 to 1997. Revenues from nonutility operations increased $24.8 million from 1997 to 1998 and increased $5.2 million from 1996 to 1997 due to the growth of nonutility subsidiaries, primarily due to acquisitions.

OPERATING EXPENSES
Total operating expenses decreased $0.5 million in 1998 compared to 1997 and decreased $10.8 million in 1997 compared to 1996 as a result of the following items:

- Cost of gas decreased $28.6 million, or 17 percent, in 1998 compared to 1997 and decreased $16.4 million, or 9 percent, in 1997 compared to 1996. Yankee Gas defers differences between actual purchased gas costs and the current cost recovery, and recovers or refunds such differences in future periods. This deferral results in an increase or decrease to gas costs in each fiscal year. The fiscal 1998 and fiscal 1997 decreases were due primarily to an increase in deferred gas costs and a 16 percent and 9 percent decrease in utility revenues, excluding transportation revenues, respectively, as a result of the warmer weather. Cost of gas was also impacted by transportation customers who purchase their own gas supply, which is transported through the Yankee Gas distribution systems.

- Cost of goods sold increased $20.6 million in 1998 compared to 1997 and $3.6 million in 1997 compared to 1996, due to increased YESCo activity from acquisitions, particularly mechanical contracting.

- Operation and maintenance expense decreased $3.5 million in 1998 compared to 1997 and increased $0.1 million in 1997 compared to 1996. The 1998 decrease was primarily due to a decrease in uncollectible expense, as a result of lower revenues from the warmer weather, and a decrease in pension expense, offset by increases in nonutility operating expenses. The 1997 increase was primarily due to increased expenses related to nonutility operations, partially offset by a decrease in Yankee Gas operation and maintenance expense as a result of cost controls implemented by Yankee Gas.

- Nonrecurring charges relate to restructuring charges for the HVAC operations of YESCo, impairments of certain YESCo Power division assets and severance expense. Restructuring charges for YESCo included the impact of management's decisions to restructure its HVAC operations and dispose of the existing assets and projects under development for the Power division. The charge for YESCo restructuring matters totaled $3.5 million in the fourth quarter of fiscal 1998. Also, in the fourth quarter of fiscal 1998, YES recorded a charge for severance, of approximately $0.9 million, due to the resignation of two senior executives.

- Depreciation and amortization expense increased $1.7 million in 1998 compared to 1997 and increased $1.2 million in 1997 from 1996. The 1998 and 1997 increases were primarily due to additions in both plant assets and investments.

- Taxes other than income taxes decreased $2.1 million in 1998 compared to 1997 and increased $0.6 million in 1997 compared to 1996. The 1998 decrease was primarily due to decreases in both gross earnings tax, due to lower revenues in fiscal 1998 compared to fiscal 1997, and Connecticut unemployment taxes due to lower than expected unemployment costs from Yankee Gas' transformation project in fiscal 1995. The 1997 increase was primarily due to higher Connecticut unemployment taxes and municipal taxes, partially offset by lower gross earnings taxes resulting from lower revenues in fiscal 1997 compared to fiscal 1996.

Other income remained consistent in 1998 compared to 1997 and decreased $5.4 million in 1997 compared to 1996. The 1997 decrease was primarily due to the gain from the sale of investments associated with the Company's interest in Iroquois in 1996 and the absence of earnings associated with Iroquois.

Interest expense in 1998 increased $1.4 million as compared to 1997 primarily due to higher levels of outstanding short-term debt, offset by a slight decrease in outstanding long-term debt. Interest expense in 1997 decreased $2.5 million as compared to 1996 primarily due to lower levels of debt and lower interest expense on Yankee Gas' deferred fuel balance.

Federal and state income taxes decreased $5.1 million in 1998 compared to 1997, and decreased $2.0 million in 1997 compared to 1996. The 1998 decrease was primarily due to lower pre-tax income as a result of the warmer weather and nonrecurring charges. The 1997 decrease was primarily due to lower taxable income as a result of operating losses incurred by the Company's nonutility subsidiaries. Please refer to Note 2 to the Consolidated Financial Statements for additional information concerning the components of federal and state income taxes.

One of Yankee Gas' largest customers is the Foxwoods Hotel and Casino (Foxwoods), operated by the Mashantucket Pequot Indian Tribe (Pequots). The City of Norwich, Connecticut has completed construction of a pipeline extending from their distribution system to Foxwoods and began service to Foxwoods on December 1, 1998. Norwich, pursuant to an agreement with the Pequots, will become the sole provider of gas transportation service to the Pequots. Foxwoods had generated approximately $650,000 in annual margin for the Company.

LIQUIDITY AND CAPITAL RESOURCES

Cash and temporary cash investments at September 30, 1998 totaled $1.9 million. Cash provided by operating activities was $18.5 million in fiscal 1998, $28.6 million in fiscal 1997 and $36.4 million in fiscal 1996. The decrease in cash provided by operating activities was primarily due to the decrease in net income from the warmer weather and customer bill credits from the rate review settlement with the DPUC in fiscal 1998. Additionally, an increase in YESCo's working capital requirements for fiscal 1998 contributed to the decrease. Cash provided by operating activities in fiscal 1998 was used primarily for changes in working capital, dividend payments and capital expenditures. The Company increased dividends paid per share to $1.36 in 1998, up 3.0 percent from the $1.32 per share in 1997, the eighth straight year the Company has increased its dividend. Expenditures for plant, property and investments totaled $39.4 million in 1998 reflecting a $4.3 million increase from 1997. Fiscal 1998 capital expenditures included approximately $8.4 million related to the installation of a new customer service system. The Company's estimated capital expenditures for fiscal 1999 is $30.5 million. The Company expects to finance the fiscal 1999 capital expenditures through a combination of internally generated funds and short-term borrowings.

In addition to cash provided by operating activities, the Company generated cash through financing activities, primarily by the issuance of new common stock and increases in short-term borrowings. During fiscal 1998, the Company issued 82,708 new shares under its Shareholder Investment Plan and 8,240 shares under its Long-Term Incentive Plans. These new shares provided approximately $2.2 million of new equity funding in fiscal 1998. In fiscal 1997, the Company issued 4,860 new shares of common stock under its Long-Term Incentive Plans.

The seasonal nature of gas revenues, inventory purchases and construction expenditures create a need for short-term borrowing to supplement internally generated funds. Short-term borrowings increased $36.7 million during fiscal 1998. Yankee Gas has arranged a $60 million revolving line of credit with a group of four banks whereby funds may be borrowed on a short-term revolving basis using either fixed or variable rate loans. Yankee Gas also has a $27 million credit line available on an uncommitted basis. Yankee Gas had $63.2 million outstanding under its agreements at September 30, 1998 and $36.3 million outstanding at September 30, 1997. In addition, Yankee Energy had $12.5 million and $2.7 million outstanding as of September 30, 1998 and 1997, respectively, on a $25 million line of credit, which is available to fund the development of the Company's nonutility businesses. The weighted average interest rates on short-term borrowing at September 30, 1998 and 1997 were 5.8 percent and 6.0 percent, respectively. Management is currently planning a $50 million new long-term debt financing for Yankee Gas in fiscal 1999 for the purposes of replacing a portion of the existing outstanding short-term debt and to refinance Yankee Gas' Series A Tranche D First Mortgage Bonds, which become redeemable by Yankee Gas in August 1999.

The long-term credit needs of Yankee Gas are being met by a first mortgage bond indenture that provides for the issuance of bonds from time to time as the need arises, subject to certain restrictions. At September 30, 1998, indenture requirements, including the required coverage ratio, would allow for the issuance of an additional $200 million of bonds at an assumed interest rate of 7 percent.

On February 1, 1996, the Company's system real estate subsidiary, NorConn, secured a $6 million bank term loan to refinance two existing real estate loans. Under the agreement, the interest rate is fixed at 6.2 percent for the seven-year term of the loan and requires an annual $250,000 sinking fund payment.

On April 1, 1997, Yankee Gas redeemed all $30 million Series A Tranche C First Mortgage Bonds, which matured on that date. Yankee Gas used cash on hand and the issuance of a $30 million principal amount of Series E First Mortgage Bonds on April 1, 1997, through a private placement, to redeem the Series A Tranche C First Mortgage Bonds. The bonds were sold by the initial purchaser to "qualified institutional buyers" as defined in and pursuant to Rule 144A under the Securities Act of 1933. The bonds will mature April 1, 2012 and interest is payable at an annual rate of 7.2 percent.

REGULATORY DEVELOPMENTS

On August 25, 1996, Yankee Gas filed an application with the DPUC for a Financial and Operational Review (Review). This Review was required under Connecticut statute since Yankee Gas' last rate approval was on August 26, 1992. On July 9, 1997, the DPUC issued its decision in Docket No. 96-08-05. The DPUC decision, which is not a rate order, called for a lowering of Yankee Gas' authorized Return on Equity (ROE) from 12.43 percent to 11.15 percent. The DPUC believed that lower current interest rates and recently allowed rates of return for other Connecticut utilities justified a lower ROE for Yankee Gas. On October 1, 1997, the DPUC approved a settlement whereby Yankee Gas would credit approximately $3.2 million to firm sales customers through the Purchased Gas Adjustment Clause (PGA) during fiscal year 1998. As of September 30, 1998, the entire $3.2 million has been accrued and approximately $2.9 million had been credited to firm sales customers. The remaining $0.3 million has been included in the Company's annual deferred fuel calculation and beginning in October 1998 was credited to firm sales customers. The settlement also allows Yankee Gas to maintain its base rates until the end of fiscal year 2000, resulting in an eight-year period in which Yankee Gas will have gone without an increase in its base rates.

On January 3, 1996, the DPUC issued a Final Decision in reopened Docket No. 92-02-19 to approve a rate agreement Yankee Gas reached with the Office of Consumer Counsel (OCC.). The agreement states that Yankee Gas may apply a portion of credits received from pipeline refunds, excess interruptible margins, deferred gas costs, capacity release agreements and off-system sale margins to reduce or eliminate certain deferred regulatory assets. These credits are provided by a mechanism established by the DPUC for the Connecticut Local Distribution Companies (LDCs) to recover the gas supply transition costs relating to Federal Energy Regulatory Commission Order No. 636.

Through September 30, 1998, Yankee Gas paid approximately $20.5 million of the gas supply transition costs and an additional $2.5 million are anticipated. To date, Yankee Gas has collected $46.3 million through a combination of credits received from pipeline refunds, capacity release agreements, deferred gas costs, off-system sale margins, and excess interruptible margins. These excess collections of approximately $25.8 million have been applied against certain regulatory assets in accordance with the January 3, 1996 DPUC decision.

On January 24, 1996, the DPUC issued a Final Decision on Docket No. 92-02-19 Reopen I (the Decision). The Decision enabled Yankee Gas to implement firm transportation (FT) rates and services as contemplated in an August 2, 1995 decision. The

Decision allows Yankee Gas to offer a broad array of service options to commercial and industrial FT customers. Yankee Gas implemented these new FT rates and services on April 1, 1996. On October 28, 1998, the DPUC issued an Interim Decision on Docket No. 92-02-19 Reopen Re: Unbundling, that addressed changes to the existing commercial and industrial FT program, effective January 1, 1999. These modifications are intended to make improvements to the existing FT program based on the initial two-plus years of FT experience.

A switch by existing sales customers to transportation tariffs will result in decreased revenues for Yankee Gas as the portion of revenues representing gas costs will now be borne directly by those customers. Yankee Gas does not expect customer conversions to transportation services to affect its net income because the cost of gas has traditionally been a pass-through item with no income impact. As of September 30, 1998, Yankee Gas had approximately 3,100 customers under the new FT service.

LEGAL PROCEEDINGS

In fiscal 1996, Yankee Gas received revised property tax bills from the City of Meriden, Connecticut (the City). The City is asserting a claim for approximately $5.0 million for back taxes and interest resulting from a retroactive reassessment and revaluation of Yankee Gas' personal property filings. The City did not locate or identify any property which Yankee Gas omitted from its filings. The tax bills reflect a reassessment of property using a different methodology than that previously accepted by the City. Yankee Gas is currently in the process of litigating this retroactive reassessment and the court in this matter has recently recommended that the parties attempt mediation/arbitration of the issue. Although it is anticipated that the outcome of this claim will not have a material impact on the Company, based on the information available at this time, management cannot predict what the ultimate impact might be.

In November 1995, a purported class action suit was filed in Connecticut Superior Court against Yankee Gas and the state's two other LDCs by the Connecticut Heating and Cooling Contractors' Association, Inc. et al,. The action alleges that the LDCs unfairly competed with licensed plumbers and contractors by performing customer service work using employees who did not possess state trade licenses.

On January 27, 1998, the court struck 31 out of the plaintiffs' 32 counts contained in their complaint leaving only one count alleging violations of Connecticut's anti-trust statute. The court also noted that although the plaintiffs' action purports to be a class action, the plaintiffs have failed to obtain certification as such. Thereafter, the plaintiffs' filed another purported class action against all three LDCs alleging unfair trade practices and additional separate actions against each LDC alleging various business torts. The LDCs have asserted that such licenses are not required for this work based on statutory exemption enacted in 1965 and amended in 1967. However, in a separate proceeding, a Connecticut Superior Court has upheld an administrative ruling against the LDC's position which was affirmed on appeal. In 1995, the Connecticut General Assembly enacted legislation that established prospectively a separate procedure for state certification of gas service employees.

Recently, the lawsuits were transferred to the Complex Litigation Docket of the Superior Court where the presiding judge chose to try the case against Connecticut Natural Gas (CNG) first. No other material action in Yankee Gas' lawsuit will be taken pending the outcome of the CNG trial which is expected to commence in August 1999. While the ultimate resolution of the actions cannot be predicted, management does not expect that they will have a material adverse effect on the Company's consolidated results of operations or financial position.

In August 1997, CNG filed suit against Yankee Gas alleging that Yankee Gas' plans to provide gas service to a 119 unit residential subdivision in the town of Berlin violated CNG's utility franchise rights within that town. The lawsuit was tried in the Connecticut Superior Court in January 1998. The court issued a decision on October 30, 1998 in favor of CNG, and entered an order prohibiting Yankee Gas from continuing to serve that particular subdivision within Berlin. Yankee Gas' other existing activities within Berlin remain unaffected.

The Company has elected not to appeal this decision. The parties have been ordered by the court to confer and agree on a suitable amount to be paid by CNG to Yankee Gas as compensation for facilities constructed by Yankee Gas to serve the subdivision. The Company does not anticipate that the outcome of this lawsuit will have a material adverse effect on the Company's consolidated results of operations or financial position.

TAX AUDITS

The Company is currently under audit by the State of Connecticut regarding the Company's Gross Earnings Tax Returns for the calendar years 1994, 1995 and 1996, by the City of Naugatuck, Connecticut regarding the Company's Personal Property Tax Schedules for the years 1995, 1996 and 1997, and by the Internal Revenue Service regarding the Company's Federal Income Tax Return for the calendar year 1995. The Company is responding to all information document requests put forth by the auditors. At this time, the Company does not have sufficient information to determine the amount, if any, of additional liability that may result from these proceedings. At this time the Company does not anticipate that any of these audits will have a material effect on its consolidated results of operations or financial position.

ENVIRONMENTAL MATTERS

Fourteen sites containing coal tar became the property of Yankee Gas at divestiture from Northeast Utilities, in 1989. Contamination at these sites was caused by operations of former manufactured gas plants at those locations. Yankee Gas has reported the results of its environmental studies to the Connecticut Department of Environmental Protection (DEP). The DEP has not required that any remedial action be undertaken to date. However, eight of the fourteen sites are presently listed on the Connecticut Inventory of Hazardous Waste Sites. Inclusion of a site on this list indicates that remediation may be required in the future.

Remediation has been conducted at three of these properties. In addition, Yankee Gas has developed a cost estimate for the remaining sites based on various factors including the probability of clean-up. As a result of this effort, Yankee Gas recorded a liability of $35 million in fiscal 1993 for future environmental clean-up. Recovery of remediation costs has been specifically allowed by Yankee Gas' 1992 rate case decision. Presently, $325,000 is allowed annually in rates. If costs are expected to exceed $2.5 million on an annual basis, Yankee Gas is required to review such expenditures with the DPUC. The DPUC has stated that "to the extent that coal tar remediation expenses are prudently incurred, they should be allowed as proper operating expenses," and therefore, management continues to believe a regulatory asset is appropriate for this item.

Yankee Gas expects to finance such expenditures through a combination of internally generated funds, short-term debt, and through insurance settlements, of which $9.6 million has been received through September 30, 1998. The proceeds are being reflected as reductions in the regulatory asset associated with recoverable environmental clean-up costs, as shown in the accompanying balance sheets.

YEAR 2000

The Company is currently implementing new information systems and enhancing existing information systems to address Year 2000 issues, which could have significant adverse effects on the Company if not properly resolved. In fiscal 1995, the Company began testing and remediation for Year 2000 problems and has assigned dedicated personnel to its Year 2000 project. Remediated programs are being tested prior to being declared compliant.

As of September 30, 1998, YES has completed the inventory and the assessment of risk phases of the Year 2000 project for all mainframe systems. The Company is currently in the remediation and testing phases. As part of the process, a detailed inventory of all hardware and software currently utilized by the Company has been prepared, and a timetable has been established to ensure testing of all applications. The scope of the assessment phase also included the Company's interface systems with significant suppliers, government agencies and other third parties. However, there can be no guarantee that the systems of these third parties will be converted on a timely basis and will not have an adverse effect on the Company's operations or systems.

All mainframe systems that are being remediated are now in the testing phase, which as of September 30, 1998, is approximately 95 percent complete. In addition to remediating existing systems, the Company has purchased and is currently installing a new human resource information system (HRIS) and a new customer service (CS) system. These systems were purchased to improve functionality of the application software and to improve efficiency and customer service. In addition, any Year 2000 issues associated with these systems will be eliminated. The new HRIS system is expected to be operational in January 1999 and the CS system is expected to be operational in April 1999. For all other mainframe systems, the target date for completion of the remediation program is December 1998, with some systems completed prior to this date.

For non-mainframe systems, except the supervisory control and data acquisition system (SCADA system), which monitors gas flows and pressures within the distribution system, the Company is developing a test environment to carry out the remainder of the remediation program. The inventory and risk assessment phase of all non-mainframe systems should be completed by the end of 1998, followed by completion of the remediation/replacement and testing phases by June 1999. The Company is in the process of installing a new SCADA system, which will eliminate any Year 2000 issues associated with that system. The new SCADA system should be operational in December 1998.

The Company currently estimates that total costs to update all of the Company's systems for Year 2000 compliance will be approximately $17.4 million, including approximately $0.6 million for the new HRIS system, $15 million for the new CS system and $1.3 million for the new SCADA system. All such costs associated with system enhancements have and will continue to be expensed as incurred and the costs of new systems will be capitalized as appropriate. As of September 30, 1998, 1997 and 1996, the Company expensed approximately $152,000, $217,000 and $2,000, respectively, and capitalized approximately $9.7 million, $5.9 million and $0.2 million, respectively, of these costs. The remaining costs will be incurred in fiscal 1999. These costs have been financed through short-term borrowing and internally generated funds.

The primary business risk associated with Year 2000 is the Company's ability to continue to transport and distribute gas to its customers without interruption. In the event the Company and/or its suppliers and vendors are unable to remediate the Year 2000 problem prior to January 1, 2000, operations of the Company could be significantly impacted. In order to mitigate this risk, the Company is developing a contingency plan to continue operations through manual intervention and other procedures should it become necessary to do so. Such procedures are expected to include back-up power supply for its critical pipeline and storage operations and, if necessary, curtailment of supply. The Company expects to complete its operational contingency plan by the end of fiscal 1999.

Although the Company expects its systems to be Year 2000 compliant on or before December 31, 1999, it cannot predict the outcome or the success of its Year 2000 program, or that the costs required to address the Year 2000 issue, or that the impact of a failure to achieve substantial Year 2000 compliance, will not have a material adverse effect on the Company's business, financial condition or results of operations.

OTHER MATTERS

On May 6, 1998, the Company filed an application with the DPUC to discontinue on-demand, non-contract service work. Hearings had been held on this matter and the DPUC felt strongly that the Company should continue to provide this service and would consider allowing the Company an increase in the applicable service rates. The Company withdrew its application and has resumed providing this service.

The Company's wholly-owned, nonregulated subsidiary, Yankee Financial, has recently sold its loan receivable portfolio to an independent party and recognized a small gain as a result of the sale. The transaction was recorded as a sale for financial reporting purposes.

RMS, a wholly-owned subsidiary of the Company, recently entered into an agreement with Dun & Bradstreet Receivable Management Services (D&B), under which RMS will extend its collection activities in the transitioning energy, telecommunication and other industries by supporting the extensive network of D&B in its pursuit of additional consumer business. RMS has extensive experience and specialized skills in residential utility collection practices and computer-aided calling technology.

In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," which requires that changes in comprehensive income be shown in a financial statement that is displayed with the same prominence as other financial statements and Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information," which establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, major customers and the countries in which the entity holds assets and reports revenues. In February 1998, the FASB issued Statement of Financial Accounting Standards No. 132, "Employers' Disclosure about Pensions and Other Postretirement Benefits," which revises disclosures, but does not change the measurement or recognition of postretirement plans. Management is currently evaluating the impact of these standards and believes their adoption will not impact the Company's consolidated financial position, results of operations or cash flows, and any impact will be limited to the form and content of its disclosures. All of these statements are effective for the Company's fiscal year 1999.

In March 1998, the Accounting Standards Executive Committee issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This SOP provides guidance on accounting for the costs of computer software developed or obtained for internal use. The Company is reviewing the requirements of the SOP and does not expect it to significantly change its current accounting for software costs. SOP 98-1 is required to be adopted by the Company for its fiscal year 2000.

In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires the Company to recognize all derivatives as either assets or liabilities in the consolidated balance sheets and measure those instruments at fair value. Management is currently evaluating the impact of this standard and believes the adoption will not impact the Company's consolidated financial position, results of operations or cash flows. This statement is effective for the Company in the first quarter of fiscal year 2000.

FORWARD-LOOKING STATEMENTS

This report contains statements which, to the extent they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve risks and uncertainties. Actual results may differ materially from such forward-looking statements for reasons including, but not limited to, changes to and developments in the legislative and regulatory environments affecting the Company's business, the impact of competitive products and services, changes in the natural gas industry caused by deregulation and other factors, certain environmental matters, internal and/or third party delays or failures in achieving Year 2000 compliance, as well as such other factors as set forth in the Company's Form 10-K for the year ended September 30, 1998 and other filings with the Securities and Exchange Commission.

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


Charles E. Gooley
President and
Chief Executive Officer

James M. Sepanski
Vice President,
Chief Financial Officer and Treasurer

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Yankee Energy System, Inc.:

We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of Yankee Energy System, Inc. (a Connecticut corporation) and subsidiaries (the Company) as of September 30, 1998 and 1997, and the related consolidated statements of income, common shareholders' equity and cash flows, for each of the three years in the period ended September 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Yankee Energy System, Inc. and subsidiaries as of September 30, 1998 and 1997 and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1998, in conformity with generally accepted accounting principles.


Arthur Andersen LLP
Hartford, Connecticut
November 16, 1998

YANKEE ENERGY SYSTEM, INC. AND SUBSIDIARIES
Consolidated Statements of Income
(In thousands, except per share amounts)

For the Years Ended September 30,     1998     1997      1996
Revenues:
  Utility revenues                 $283,839  $318,954  $339,045
  Nonutility revenues                30,928     6,087       895
                                   --------  --------  --------
  Total Revenues                    314,767   325,041   339,940
                                   --------  --------  --------

Operating Expenses:
  Cost of gas/goods sold            168,755   176,757   189,504
  Operations                         62,496    58,569    58,375
  Maintenance                         5,978     6,382     6,477
  Nonrecurring charges                4,436        --        --
  Depreciation and amortization      19,789    18,130    16,895
  Taxes other than income taxes      20,431    22,519    21,949
                                   --------  --------  --------

  Total Operating Expenses          281,885   282,357   293,200
                                   --------  --------  --------


Operating Income                     32,882    42,684    46,740

Other Income/Expense:
  Other income, net                     174       159     5,572
  Interest expense, net              13,853    12,463    14,942
                                   --------  --------  --------

Income Before Income Taxes           19,203    30,380    37,370

Provision for Income Taxes            8,320    13,423    15,451

                                   --------  --------  --------
Net Income                         $ 10,883  $ 16,957  $ 21,919
                                   ========  ========  ========



Basic and Diluted Earnings
per Common Share                      $1.04     $1.62     $2.10
                                   ========  ========  ========

The accompanying notes are an integral part of these consolidated financial statements.

YANKEE ENERGY SYSTEM, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
(In thousands)

At September 30,                                                                 1998      1997
ASSETS
Utility Plant, at original cost                                                $547,098  $524,221
  Less: Accumulated provision for depreciation                                  207,872   192,506
                                                                               --------  --------
                                                                                339,226   331,715
  Construction work in progress                                                  28,707    19,150
                                                                               --------  --------
     Total Net Utility Plant                                                    367,933   350,865
                                                                               --------  --------
Other Property and Investments                                                   12,778    19,311
Assets held for sale                                                             12,361        --

Current Assets:
  Cash and temporary cash investments                                             1,881     2,239
  Accounts receivable, less accumulated
     provision for uncollectible accounts of
     $8,132 in 1998 and $7,713 in 1997                                           35,946    27,002
  Fuel supplies                                                                   1,418    10,370
  Other materials and supplies                                                    1,972     2,186
  Accrued utility revenues                                                        4,028     4,667
  Deferred gas costs, current portion                                             1,879     2,034
  Prepaid expenses and other                                                     25,327    13,932
                                                                               --------  --------
     Total Current Assets                                                        72,451    62,430
                                                                               --------  --------

Deferred Gas Costs                                                                8,601     8,364
Recoverable Environmental Cleanup Costs                                          33,670    31,667
Recoverable Income Taxes                                                         10,673    11,038
Recoverable Postretirement Benefits Costs                                         1,725     1,515
Other Deferred Debits                                                            15,092    15,174
                                                                               --------  --------
     Total Assets                                                              $535,284  $500,364
                                                                               ========  ========

CAPITALIZATION AND LIABILITIES
Capitalization (see accompanying statements):
  Common shareholders' equity                                                  $164,992  $165,706
  Long-term debt, net of current portion                                        131,048   135,265
                                                                               --------  --------
     Total Capitalization                                                       296,040   300,971
                                                                               --------  --------

Current Liabilities:
  Notes payable to banks                                                         75,700    39,000
  Long-term debt, current portion                                                 4,217     4,017
  Accounts payable                                                               19,643    22,741
  Accrued interest                                                                3,176     2,008
  Pipeline transition costs payable                                               2,516     3,538
  Other                                                                           8,402     6,480

     Total Current Liabilities                                                  113,654    77,784
                                                                               --------  --------

Accumulated Deferred Income Taxes                                                72,816    68,205
Accumulated Deferred Investment Tax Credits                                       8,325     8,703
Reserve for Environmental Cleanup Costs                                          35,000    35,000
Postretirement Benefits Obligation                                                3,353     2,840
Other Deferred Credits                                                            6,096     6,861

Commitments and Contingencies (Note 9)                                               --        --
                                                                               --------  --------
     Total Capitalization and Liabilities                                      $535,284  $500,364
                                                                               ========  ========

The accompanying notes are an integral part of these consolidated financial statements.

YANKEE ENERGY SYSTEM, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(In thousands)

For the Years Ended September 30,                                       1998       1997     1996
Cash Flows From Operating Activities:
Net income                                                              $10,883 $16,957  $ 21,919
Adjusted for the following:
  Depreciation and amortization                                          19,789  18,130    16,895
  Asset impairment, nonrecurring charge                                   2,037       -         -
  Equity earnings from investments                                         (216)   (105)   (2,766)
  Gain on sale of investment in Iroquois                                      -       -    (2,688)
  Deferred income taxes, net                                              4,598   6,927     9,267
  Deferred gas costs activity and other
   non-cash items                                                        (3,688) (5,007)   (3,986)
  Changes in working capital:
   Accounts receivable and
     accrued utility revenues                                            (8,305)   (271)   (4,668)
   Prepaid expenses and other                                           (11,395) (5,106)   (2,644)
   Accounts payable                                                      (3,098)    170     4,271
   Other working capital (excludes cash)                                  7,885  (3,089)      787
                                                                        ------- -------   -------
Net cash provided by
 operating activities                                                    18,490 $28,606    36,387
                                                                        ------- -------   -------

Cash Flows From Financing Activities:
  Net proceeds from common
    stock issuance                                                        2,232     105     1,216
  Issuance of long-term debt                                                  -  30,000     2,150
  Retirement of long-term debt                                           (4,017)(34,017)   (5,817)
  Increase (decrease) in
   short-term debt                                                       36,700  18,700    (8,225)
  Cash dividends                                                        (14,267)(13,797)  (13,357)
                                                                        ------- -------   -------
Net cash provided by (used for)
    financing activities                                                 20,648     991   (24,033)
                                                                        ------- -------   -------

Investment In Plant And Other:
  Utility Plant                                                         (36,649)(31,320)  (25,663)
  Other property and investments                                         (4,847) (3,891)   (4,380)
  Iroquois distribution                                                       -       -     2,625
  Proceeds from Iroquois sale                                                 -       -    22,192
                                                                        ------- -------   -------
Net cash used for plant and
  other                                                                 (39,496)(35,211)   (5,226)
                                                                        ------- -------   -------

Net Increase (Decrease) In Cash and
  Temporary Cash Investments
  For The Period                                                           (358) (5,614)    7,128
Cash and Temporary Cash Investments,
  beginning of period                                                     2,239   7,853       725
                                                                        ------- -------   -------
Cash and Temporary Cash Investments,
  end of period                                                         $ 1,881 $ 2,239   $ 7,853
                                                                        ======= =======   =======

Supplemental Cash Flow Information:
  Cash paid during the period for:
  Interest, net of amounts capitalized                                  $13,273 $14,203   $13,484
  Income taxes                                                          $ 6,469 $12,140   $14,213

The accompanying notes are an integral part of these consolidated financial statements.

YANKEE ENERGY SYSTEM, INC. AND SUBSIDIARIES
Consolidated Statements of Capitalization
(In thousands)

At September 30,                                                   1998       1997
Common Shareholders' Equity:
  Common shares - $5 par value, authorized
    20,000,000 shares; 10,545,362 and
    10,454,414 shares outstanding at
    September 30, 1998 and 1997                                $ 52,727   $ 52,272
  Capital surplus, paid in                                       89,949     88,151
  Unearned compensation-restricted
    stock awards (a)                                               (131)      (148)
  Retained earnings                                              23,047     26,431
  Employee stock ownership plan guarantee (b)                      (600)    (1,000)
                                                               --------   --------
    Total common shareholders' equity                           164,992    165,706
                                                               --------   --------

Long-term Debt:

 First mortgage bonds
    Maturity                      Interest rates

      2004                           10.03%                      20,165     23,532
      2005                            6.75%                      20,000     20,000
      2012                            7.19%                      30,000     30,000
      2019                           10.07%                      19,000     19,000
      2022                            8.48%                      20,000     20,000
      2023                            8.63%                      20,000     20,000
                                                               --------   --------
Total first mortgage bonds                                      129,165    132,532

Term loan agreement, 6.24%
   due February, 2003                                             5,500      5,750

Guarantee of employee stock ownership plan
   term loan agreement, 10.38%,
   due July, 1999 (b)                                               600      1,000
                                                               --------   --------
Total long-term debt                                            135,265    139,282
Less amounts due within one year (b)(c)                           4,217      4,017
                                                               --------   --------

Long-term debt, net                                             131,048    135,265
                                                               --------   --------

Total Capitalization                                           $296,040   $300,971
                                                               ========   ========

(a) Consistent with the terms of the Non-Employee Directors' Stock Compensation Plan, incentive awards of 1,200 shares and 900 shares of restricted common stock were granted to Directors during 1998 and 1997, respectively. Under the directors' plan, the market value of the restricted stock awards has been recorded as unearned compensation and is shown as a separate component of shareholders' equity. The earned compensation is charged to administrative and general expense as shares become vested. Earned compensation was approximately $29,000 for fiscal 1998 and $22,000 for fiscal 1997.

Consistent with the terms of the Long-Term Incentive Compensation Plans of the Company, incentive awards of 1,711 and 2,917 shares of restricted common stock were granted to employees during 1998 and 1997, respectively. Under the Long-Term Compensation Plans, the market value of the restricted stock awards has been recorded as unearned compensation and is shown as a separate component of shareholders' equity. The earned compensation is charged to administrative and general expense as shares become vested. Earned compensation was approximately $78,000 for fiscal 1998 and $44,000 for fiscal 1997.

(b) On July 20, 1989, Yankee Energy became guarantor of a term loan agreement between the Trustee for the Company's 401(k) Employee Stock Ownership Plan
(ESOP), and a commercial bank, in the amount of $4,000,000. The proceeds were used by the Trustee exclusively to acquire outstanding shares of Yankee Energy common stock pursuant to the terms of the Company's ESOP. The final maturity date of the agreement is July 1, 1999 with sinking fund requirement of $600,000.

(c) Long-term debt maturities and cash sinking fund requirements on debt outstanding at September 30, 1998 for each of the fiscal years 1999 through 2003 (excluding the ESOP sinking fund requirement and early redemption options the Company may utilize) are $3,617,000;$4,567,000; $4,567,000; $4,567,000; and
$8,817,000, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

YANKEE ENERGY SYSTEM, INC. AND SUBSIDIARIES
Consolidated Statements of Common Shareholders' Equity
(In thousands)

                                                                                       Employee
                                                                                       Stock
                                                                   Capital  (a)        Ownership
                                                          Common   Surplus,  Retained  Plan
                                                          Shares   Paid In  Earnings  Guarantee  Total
Balance at
September
30, 1995                                                  $51,982  $86,862  $ 14,709   $(1,800)  $151,753

Net income                                                                    21,919               21,919

Issuance of
53,032 common
shares - $5
par value                                                     266      973                          1,239

Cash dividends
on common
shares - $1.28
per share                                                                    (13,357)             (13,357)

Employee stock
ownership plan
loan repayment                                                                             400        400

Unearned
compensation-restricted
stock awards (b)                                                       112                            112

                                                           ------   ------    ------    ------    -------
Balance at
September
30, 1996                                                  $52,248  $87,947   $23,271   $(1,400)  $162,066

Net Income                                                                    16,957               16,957

Issuance of
4,860 common
shares - $5
par value                                                      24       81                            105

Cash dividends on
common shares -
$1.32 per share                                                              (13,797)             (13,797)

Employee stock
ownership plan
loan repayment                                                                             400        400

Unearned compensation-
restricted stock
awards (b)                                                             (25)                           (25)

                                                           ------   ------    ------    ------    -------
Balance at
September
30, 1997                                                  $52,272  $88,003   $26,431   $(1,000)  $165,706

Net Income                                                                    10,883               10,883

Issuance of
90,948
common shares -
$5 par value                                                  455    1,777                          2,232

Cash dividends
on common shares -
$1.36 per share                                                              (14,267)             (14,267)

Employee stock
ownership plan
loan repayment                                                                             400        400

Unearned
compensation-
restricted stock
awards (b)                                                              38                             38

Balance at
September
30, 1998                                                  $52,727  $89,818   $23,047   $  (600)  $164,992
                                                           ------   ------    ------   -------    -------
                                                           ------   ------    ------   -------    -------


(a) Yankee Gas has dividend restrictions imposed by its Bond Purchase Agreements. At September 30, 1998, retained earnings available for common dividends under the terms of the Series A Agreement and Series B and C Agreements totaled approximately $39.3 million and $49.7 million, respectively.

(b) See note (a) of the Consolidated Statements of Capitalization.

The accompanying notes are an integral part of these consolidated financial statements.

YANKEE ENERGY SYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1)   Summary of Significant Accounting Policies

Yankee Energy System, Inc. (YES or the Company), headquartered in Meriden, Connecticut, is a diversified company specializing in the distribution, conversion, and control of energy to meet our customers' needs. Our principal operating subsidiary is Yankee Gas Services Company (Yankee Gas). Yankee Gas, the largest natural gas distribution company in Connecticut, provides service to more than 183,000 customers in 68 cities and towns. The Company's other operating subsidiaries support our core business in natural gas distribution, or allow us to expand our growing business in energy-related services. Yankee Energy Services Company (YESCo) provides a wide range of energy-related services for its customers, with comprehensive building automation with engineering, installation and maintenance of building control systems through its YESCo Controls division, and comprehensive heating, ventilation and air-conditioning
(HVAC), boiler and refrigeration equipment services and installation through its YESCo Mechanical Services division. During fiscal 1998, YESCo's Power division also provided expertise related to the production of thermal and/or electric power. In addition to Yankee Gas and YESCo, two other subsidiaries are taking advantage of opportunities by offering services once exclusively provided to local energy customers to a broader marketplace. R.M. Services, Inc. (RMS), through its alliance with Dun & Bradstreet Management Receivables Services, provides consumer collection services for companies throughout the United States, and Yankee Energy Financial Services Company (Yankee Financial) provides a full range of equipment and home improvement financing options through programs like the Hometown Energy Loan Program. NorConn Properties, Inc. (NorConn) owns selected system real estate, which it leases to Yankee Gas. Additional company information can be found at the Company web site, www.yankeeenergy.com.

Principles of Consolidation: The consolidated financial statements of the Company include the accounts of all subsidiaries. Intercompany transactions have been eliminated in consolidation.

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

Following the provisions of FAS 71, Yankee Gas has recorded regulatory assets or liabilities as appropriate primarily related to deferred gas costs, pipeline transition costs, hardship customer receivables, environmental cleanup costs, income taxes and postretirement benefit costs. The specific amounts related to these items are disclosed in the consolidated balance sheets. Yankee Gas continues to be subject to cost-of-service-based rate regulation by the DPUC. Based upon current regulation and recent regulatory decisions, the Company believes that its use of regulatory accounting in accordance with the provisions of FAS 71 is appropriate.

Revenues: Utility revenues are based on authorized rates applied to each customer's use of gas. Rates can be changed only through a formal proceeding before the DPUC. At the end of each accounting period, a revenue estimate for the amount of gas delivered but unbilled is recorded.

Depreciation: The provision for utility depreciation is calculated using the straight-line method based on estimated remaining useful lives of depreciable utility plant in service, adjusted for net salvage value and removal costs as approved by the DPUC. The depreciation rates for the several classes of plant in service are equivalent to an overall composite rate of 3.3 percent in fiscal years 1998, 1997 and 1996.

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

Income Taxes: Differences exist between the periods in which transactions affect income in the financial statements and the periods in which they affect the determination of income subject to tax. The tax effect of such timing differences is accounted for in accordance with the ratemaking treatment required by the DPUC. Additionally, in accordance with FAS 71, as of September 30, 1998, the Company has a deferred tax liability and a corresponding regulatory asset of approximately $11 million, due to the effect of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."


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

Earnings per Share: The Company follows the provisions of Statement of Financial Accounting Standards No. 128, "Earnings per Share" (FAS 128), which requires computing and presenting basic and diluted earnings per share. The effect of this accounting change on previously reported earnings per share data was immaterial. The basic weighted average shares outstanding for fiscal 1998, 1997 and 1996 were 10,495,806, 10,451,165 and 10,435,231, respectively, and the diluted weighted average shares outstanding for fiscal 1998, 1997 and 1996 were 10,501,411, 10,453,318 and 10,437,461, respectively. As such, there is no difference between basic and diluted earnings per share.

Recent Accounting Pronouncements: In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," which requires that components of comprehensive income be shown in a financial statement that is displayed with the same prominence as other financial statements and Statement of Financial Accounting Standards No. 131," Disclosure About Segments of an Enterprise and Related Information," which establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, major customers and the countries in which the entity holds assets and reports revenues. In February 1998, the FASB issued Statement of Financial Accounting Standards No. 132, "Employers' Disclosure about Pensions and Other Postretirement Benefits," which revises disclosure, but does not change the measurement or recognition of postretirement benefit plans. Management is currently evaluating the impact of these standards and believes their adoption will not impact the Company's consolidated financial position, results of operations or cash flows, and any impact will be limited to the form and content of its disclosures. All of these statements are effective for the Company's 1999 fiscal year.

In March 1998, the Accounting Standards Executive Committee issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This SOP provides guidance on accounting for the costs of computer software developed or obtained for internal use. The Company is reviewing the requirements of the SOP and does not expect it to significantly change its current accounting for software costs. SOP 98-1 is required to be adopted by the Company for its fiscal year 2000.

In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires the Company to recognize all derivatives as either assets or liabilities in the consolidated balance sheets and measure those instruments at fair value. Management is currently evaluating the impact of this standard and believes the adoption will not impact the Company's consolidated financial position, results of operations or cash flows. This statement is effective for the Company in the first quarter of fiscal year 2000.

Note 2)  Income Tax Expense

The components of the federal and state income tax provisions are:

Years Ended September 30,                                               1998      1997      1996
(In thousands)

Charged to income:

Current income taxes:
  Federal                                                            $ 2,252   $ 4,509   $ 5,297
  State                                                                  624     1,979       894
                                                                     -------   -------   -------
     Total current                                                     2,876     6,488     6,191
                                                                     -------   -------   -------

Deferred income taxes, net:
  Investment tax credits                                                (377)     (377)     (377)
  Federal                                                              5,528     6,004     8,158
  State                                                                  293     1,308     1,479
                                                                     -------   -------   -------
     Total deferred                                                    5,444     6,935     9,260
                                                                     -------   -------   -------

Total income tax expense                                             $ 8,320   $13,423   $15,451
                                                                     -------   -------   -------
                                                                     -------   -------   -------

Deferred income tax liabilities (assets) are comprised of the following:

At September 30,                         1998                1997
(In thousands)
Depreciation                           $75,238             $70,428
Other                                   (2,422)             (2,223)
                                       -------             -------

Net deferred income tax
  liability                            $72,816             $68,205
                                       -------             -------
                                       -------             -------

The differences between the effective income tax rate recorded by the Company and the statutory federal tax rate are reconciled as follows:

                                    1998      1997      1996

Federal statutory rate             35.0%     35.0%     35.0%
 Tax effect of differences:
  Depreciation                      9.3       5.1       3.7
  State income taxes net
    of federal benefit              3.1       6.9       3.9
  Pension accrual                  (4.0)     (0.1)        -
  Miscellaneous                    (0.1)     (2.7)     (1.3)
                                   ----      ----      ----
  Effective income tax rate        43.3%     44.2%     41.3%
                                   ----      ----      ----
                                   ----      ----      ----

Note 3)  Leases

The Company has entered into operating lease agreements for the use of office equipment, vehicles and buildings. For fiscal 1998, 1997 and 1996, these lease payments were $1,999,000, $2,064,000 and $1,939,000, respectively. Future minimum lease payments, excluding associated costs such as property taxes, state use taxes, insurance and maintenance, under long-term noncancelable leases as of September 30, 1998, are approximately:

                 Year                (In thousands)
                 1999                    $1,797
                 2000                     1,457
                 2001                     1,168
                 2002                       748
                 2003                       352
                 After 2003                 541
                                         ______

                 Future minimum lease
                 payments                $6,063
                                         ______
                                         ______

Note 4)  Postretirement Benefits

The Company has a noncontributory defined benefit retirement plan covering employees of Yankee Gas and RMS. Benefits are based on years of service and employees' highest consecutive 60 months of compensation during the last 120 months of employment. It is the Company's policy to fund annually an amount at least equal to that which will satisfy the requirements of the Employee Retirement Income Security Act and the Internal Revenue Code. No contributions were required or made in fiscal 1998, 1997 and 1996. Pension assets are invested primarily in equity securities and investment grade bonds.

The components of net pension cost (income) were:

Years Ended September 30,          1998      1997      1996
(In thousands)

Service cost                     $ 2,099   $ 1,992   $ 1,890
Interest cost                      4,814     4,522     4,216
Net amortization                  (1,195)   13,128     4,373
Less:  Return on plan assets       7,903    20,147    10,577
                                 -------   -------   -------
Net pension income               $(2,185)  $  (505)  $   (98)
                                 -------   -------   -------
                                 -------   -------   -------

Total pension cost resulted in income of $2,100,000, $420,000 and $13,000 for the years ended September 30, 1998, 1997, and 1996, respectively. Pension cost for 1998, 1997, and 1996 includes $85,000 in cost of living increases each year for Northeast

Utilities (NU System) retirees who were previously employed in the gas business operated by The Connecticut Light and Power Company, a subsidiary of NU System. These payments were agreed to at the time of divestiture from NU System.

For calculating the plan's cost and year-end-funded status, the following assumptions were used:

Years Ended September 30,          1998       1997      1996
Discount rate                      7.00%      7.50%     7.75%
Expected long-term rate
  of return                        9.00%      9.00%     9.00%
Compensation/progression rate      4.00%      4.50%     4.50%

The following table represents the plan's funded status reconciled to amounts included in the consolidated balance sheets:

At September 30,                          1998      1997
(In thousands)

Accumulated benefit obligation,
  including vested benefits of
  $54,942 and $50,045, respectively     $59,874   $51,210
                                        -------   -------

Projected benefit obligation            $73,352   $64,845
Less: Market value of plan assets       $88,837   $89,966
                                        -------   -------


Plan surplus                             15,485    25,121
Unrecognized transition amount             (617)     (703)
Unrecognized prior service cost             665       (26)
Unrecognized net gain                   (16,629)  (27,728)
                                        -------   -------
Accrued pension liability               $(1,096)  $(3,336)
                                        -------   -------
                                        -------   -------

During fiscal 1994, the Company adopted an Excess Benefit Plan (EBP) that provides retirement benefits to executive officers and other key management staff. The EBP recognizes total compensation and service that would otherwise be disregarded due to Internal Revenue Code limitations on compensation in determining benefits under the regular retirement plan. The EBP is not funded and benefits are paid from general corporate assets when due.

Note 5)  Postretirement Benefits Other Than Pensions

The Company provides certain health care and life insurance benefits to its retired Yankee Gas and RMS employees. The Company recognizes the cost of postretirement benefits over the employment period that encompasses eligibility to receive such benefits. On July 1, 1990, in accordance with terms of the divestiture, Yankee Gas began compensating the NU System for a portion of the NU System's liability for certain health care and life insurance expenses of retirees or surviving spouses. Yankee Gas and the NU System will share costs in a defined manner until June 30, 2005. The cost of providing those benefits for NU System retirees was approximately $1,032,000 for the fiscal year ended September 30, 1998 and $1,103,000 and $1,104,000 for the comparable periods in 1997 and 1996, respectively.

The Company has established two Internal Revenue Code Section 501(c)(9) Voluntary Employee Beneficiary Association (VEBA) Trusts, one for union employees and one for non-union employees, to fund its future liabilities for retiree health care and life insurance benefits. Contributions to the VEBA Trusts totaled $1.7 million for both fiscal 1998 and fiscal 1997. Assets of the VEBA Trusts are invested primarily in equity securities and investment grade bonds.

The components of net postretirement benefits costs were:

Years Ended September 30,                    1998     1997
(In thousands)

Service cost                                $  922   $  913
Interest cost                                1,597    1,685
Net transition amortization                    876      875
Net other deferrals                            (20)   1,055
Less:  Return on assets                      1,309    1,646
                                            ------   ------
Net postretirement benefits costs           $2,066   $2,882
                                            ------   ------
                                            ------   ------

For Yankee Gas, the DPUC is allowing $1.7 million of associated expenses to be recovered in rates and up to an additional $1.5 million annually, which is being collected through the rate settlement process.

For calculating the plan's year-end-funded status, as well as the postretirement benefits costs, the following assumptions were used:

Years Ended September 30,               1998   1997

Discount rate                           7.00%  7.50%
Expected long-term rate of return       9.00%  9.00%
Health care cost trend rate
     - First year                       6.00%  8.00%
     - Ultimate                         5.00%  5.00%

Trend rates are assumed to decrease one percent per year until they reach the ultimate rate. A one percent increase in the weighted average trend rate assumption of health care claims would result in a 17 percent increase in accumulated benefit obligations and a 21 percent increase in net periodic postretirement benefit costs.

The following table represents the postretirement benefit plan's funded status reconciled to amounts included in the consolidated balance sheets:

At September 30,                        1998       1997
(In thousands)

Accumulated benefit obligation        $ 27,465   $ 21,803
Less:  Market value of assets           11,893     10,790
                                      --------   --------
Accumulated benefit obligation in
 excess of plan assets                 (15,572)   (11,013)
Unrecognized transition amount          12,731     13,607
Unrecognized net gain                   (2,529)    (6,730)
                                      --------   --------
Accrued postretirement benefit
   liability                          $ (5,370)  $ (4,136)
                                      --------   --------
                                      --------   --------

Note 6)  Stock-Based Compensation

Yankee Energy established Long-Term Incentive Compensation Plans in 1991 and 1996. Options on 63,800 and 73,400 shares of common stock were granted under the 1996 plan, in fiscal 1996 and 1998, respectively. Under the terms of the options granted, the exercise price of any option may not be less than 100 percent of the fair market value of the common stock on the date of the grant. The stock options generally vest over a five year period, with 20 percent becoming exercisable on each of the first five anniversaries of the grant. All stock options expire ten years from the date of grant. Options granted to a senior executive were accelerated and deemed fully vested as of September 30, 1998, as part of a severance agreement (see Note 9). The Company recorded expenses of approximately $101,000 due to the change in the measurement date.

The Company accounts for stock options in accordance with Accounting Principles Board Opinion No. 25, under which no compensation costs have been recognized for stock option awards. Had compensation costs of option awards been determined under a fair value alternative method as stated in Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the Company would have been required to value such options and record such amounts in the financial statements as compensation expense. Pro forma net income and net income per share for fiscal 1998, 1997 and 1996 would have been $10,832,000 and $1.03, $16,919,000 and $1.62, and $21,881,000 and $2.10, respectively. For purposes of this calculation the Company arrived at the fair value of each stock grant at the date of grant by using the Black Scholes option pricing model with the following weighted average assumptions used for grants for the fiscal years ended September 30, 1998 and September 30, 1996: risk-free interest rate of 5.7 and 5.4 percent, respectively, expected life of 5.0 years, expected volatility of 17 and 18 percent, respectively, and a dividend yield of 5.3 and 5.7 percent, respectively. No stock options were granted for the fiscal year ended September 30, 1997.

The following summarizes stock option transactions for the fiscal years ended September 30, 1998, 1997 and 1996:


                                            Weighted         Number
                         Option Prices    Average Price    of Shares

Outstanding Options
  September 30, 1995      $21.38-$21.63        $21.59         61,120
     Granted              $       23.69        $23.69         63,800
     Exercised            $       21.63        $21.63           (820)
     Canceled             $21.63-$23.69        $21.92         (9,100)
                                                             -------
Outstanding Options
  September 30, 1996      $21.38-$23.69        $22.73        115,000

     Exercised            $21.63-$23.69        $21.73         (4,860)
     Canceled             $21.63-$23.69        $22.97         (8,980)
                                                             -------
Outstanding Options
  September 30, 1997      $21.38-$23.69        $22.75        101,160

     Granted              $23.13-$26.19        $24.63         73,400
     Exercised            $21.63-$23.69        $21.93         (8,240)
     Canceled             $21.63-$23.72        $23.01        (45,260)
                                                             -------

Outstanding Options
  September 30, 1998      $21.38-$26.19        $23.85        121,060

At September 30, 1998, 1997, and 1996, there were 63,388 options, 38,136 options, and 21,000 options exercisable, respectively, which have weighted average exercise prices of $24.24 per share, $22.20 per share, and $21.58 per share, respectively.


Note 7)  Short-Term Debt

Yankee Gas has arranged a $60 million revolving line of credit with a group of four banks whereby funds may be borrowed on a short-term revolving basis using either fixed or variable rate loans. Yankee Gas also has an additional $27 million of credit lines available on an uncommitted basis. Yankee Gas had $63.2 million and $36.3 million outstanding under its agreements at September 30, 1998 and 1997, respectively. In addition, Yankee Energy had $12.5 and $2.7 million outstanding at September 30, 1998 and 1997, respectively, on a $25 million line of credit. The weighted average interest rates on short-term debt at September 30, 1998 and 1997 were 5.8 percent and 6.0 percent, respectively.

Note 8)  Fair Value of Financial Instruments


The carrying amount of cash and temporary cash investments approximates fair value. The fair values of the Company's first mortgage bonds, which are fixed rate long-term debt, are based upon borrowing rates currently available to the Company.

Adjustable rate securities are assumed to have a fair value equal to their carrying value. The carrying amount of the first mortgage bonds (including current maturities) was $129,165,000 and $132,532,000 as of September 30, 1998 and 1997, respectively. The fair value was $144,100,000 and $142,896,000 as of September 30, 1998 and 1997, respectively. These fair values have been reported to meet the disclosure requirements of Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Values of Financial Instruments," and do not purport to represent the amounts at which those obligations would be settled.


Note 9)  Commitments and Contingencies


Construction Program: The Company's estimated capital expenditures for fiscal 1999 is $30.5 million. The Company intends to use $28.0 million of these estimated expenditures to maintain the reliability of the distribution system and in projects that will generate or support gas sales and transportation activities.

Environmental Matters: Fourteen sites containing coal tar became the property of Yankee Gas at divestiture from Northeast Utilities in 1989. Contamination at these sites was caused by operations of former manufactured gas plants at those locations. Yankee Gas has reported the results of its environmental studies to the Connecticut Department of Environmental Protection (DEP). The DEP has not required that any remedial action be undertaken to date. However, eight of the fourteen sites are presently listed on the Connecticut Inventory of Hazardous Waste Sites. Inclusion of a site on this list indicates that remediation may be required in the future.

Remediation has been conducted at three of these properties. In addition, Yankee Gas has developed a cost estimate for the remaining sites based on various factors including the probability of clean-up. As a result of this effort, Yankee Gas recorded a liability of $35 million in fiscal 1993 for future environmental clean-up. Recovery of remediation costs has been specifically allowed by Yankee Gas' 1992 rate case decision. Presently, $325,000 is allowed annually in rates. If costs are expected to exceed $2.5 million on an annual basis, Yankee Gas is required to review such expenditures with the DPUC. The DPUC has stated that "to the extent that coal tar remediation expenses are prudently incurred, they should be allowed as proper operating expenses," and therefore, management continues to believe a regulatory asset is appropriate for this item.

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

Through September 30, 1998, Yankee Gas paid approximately $20.5 million of transition costs and an additional $2.5 million is anticipated. To date, Yankee Gas has collected $46.3 million through a combination of credits received from gas supplier refunds, deferred gas costs, excess interruptible margin, off-system sales margin, and capacity release agreements.

On January 3, 1996, the DPUC issued a Final Decision in reopened Docket No. 92-02-19. The Docket allows for recovery of certain deferred regulatory assets with the stipulation that Yankee Gas would not increase its rates before October 1, 1998, except in the event of certain circumstances which would adversely affect Yankee Gas' financial condition. Yankee Gas may apply a portion of excess transition credits received from pipeline refunds, interruptible excess margin, deferred gas costs, capacity release activity, and off-system sales margin to certain regulatory assets. As of September 30, 1998, excess collections of approximately $25.8 million were applied against the deferred regulatory assets specified in the decision.

Firm Transportation: On January 24, 1996, the DPUC issued a Final Decision on Docket No. 92-02-19 Reopen I (the Decision). The Decision enabled Yankee Gas to implement firm transportation (FT) rates and services as contemplated in an August 2, 1995 decision. The Decision allows Yankee Gas to offer a broad array of service options to commercial and industrial FT customers. Yankee Gas implemented these new FT rates and services on April 1, 1996. On October 28, 1998, the DPUC issued an Interim Decision on Docket No. 92-02-19 Reopen Re: Unbundling, that addressed changes to the existing commercial and industrial FT program, effective January 1, 1999. These modifications are intended to make improvements to the existing FT program based on the initial two-plus years of FT experience.

A switch by existing sales customers to transportation tariffs will result in decreased revenues for Yankee Gas as the portion of revenues representing gas costs will now be borne directly by those customers. Yankee Gas, however, does not expect customer conversions to transportation services to affect its net income because the cost of gas has traditionally been a pass-through item with no income impact. As of September 30, 1998, Yankee Gas had approximately 3,100 customers under the new FT service.

Rate Review: On August 25, 1996, Yankee Gas filed an application with the DPUC for a Financial and Operational Review (Review). This Review was required under Connecticut statutes since Yankee Gas' last rate approval was on August 26, 1992. On July 9, 1997, the DPUC issued its decision in Docket No. 96-08-05. The DPUC decision, which is not a rate order, called for a lowering of Yankee Gas' authorized Return on Equity (ROE) from 12.43 percent to 11.15 percent. The DPUC believed that lower current interest rates and recently allowed rates of return for other Connecticut utilities justified a lower ROE for Yankee Gas. On October 1, 1997, the DPUC approved a settlement whereby Yankee Gas would credit approximately $3.2 million to firm sales customers through the PGA during fiscal year 1998. As of September 30, 1998, the entire $3.2 million has been accrued and approximately $2.9 million had been credited to firm sales customers. The remaining $0.3 million has been included in the Company's annual deferred fuel calculation and beginning in October 1998 was credited back to firm sales customers. The settlement also allows Yankee Gas to maintain its base rates until the end of fiscal year 2000, resulting in an eight-year period in which Yankee Gas will have gone without an increase in its base rates.

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

Of the two gas service hedging agreements currently in force, only one is material relative to the significance of gas volumes being hedged. This agreement has a ten-year term and requires Yankee Gas to supply approximately one BCF of gas per year, with relatively low margin, at a fixed price beginning August 1, 1995. The price is allowed to escalate by a predetermined rate every year after the first year. The commodity swap contract for this hedging agreement was executed August 17, 1994. Yankee Gas is responsible for margin calls collateralizing the commodity swap contract from August 17, 1994 through the term of the gas service agreement. Currently, Yankee Gas has a letter of credit in the amount of $1.5 million issued to the commodity trading firm collateralizing the commodity contract.

Legal Issues: In fiscal 1996, Yankee Gas received revised property tax bills from the City of Meriden, Connecticut (the City). The City is asserting a claim for approximately $5.0 million for back taxes and interest resulting from a retroactive reassessment and revaluation of Yankee Gas' personal property filings. The City did not locate or identify any property which Yankee Gas omitted from its filings. The tax bills reflect a reassessment of property using a different methodology than that previously accepted by the City. Yankee Gas is currently in the process of litigating this retroactive reassessment and the court in this matter has recently recommended that the parties attempt mediation/arbitration of the issue. Although it is anticipated that the outcome of this claim will not have a material impact on the Company, based on the information available at this time, management cannot predict what the ultimate impact might be.

In November 1995, a purported class action suit was filed in Connecticut Superior Court against Yankee Gas and the state's two other LDCs by the Connecticut Heating and Cooling Contractors' Association, Inc. et al,. The action alleges that the LDCs unfairly competed with licensed plumbers and contractors by performing customer service work using employees who did not possess state trade licenses.

On January 27, 1998, the court struck 31 out of the plaintiffs' 32 counts contained in their complaint leaving only one count alleging violations of Connecticut's anti-trust statute. The court also noted that although the plaintiffs' action purports to be a class action, the plaintiffs have failed to obtain certification as such. Thereafter, the plaintiffs filed another purported class action against all three LDCs alleging unfair trade practices and additional separate actions against each LDC alleging various business torts. The LDCs have asserted that such licenses are not required for this work based on statutory exemption enacted in 1965 and amended in 1967. However, in a separate proceeding, a Connecticut Superior Court has upheld an administrative ruling against the LDC's position which was affirmed on appeal. In 1995, the Connecticut General Assembly enacted legislation that established prospectively a separate procedure for state certification of gas service employees.

Recently, the lawsuits were transferred to the Complex Litigation Docket of the Superior Court where the presiding judge chose to try the case against Connecticut Natural Gas (CNG) first. No other material action in Yankee Gas' lawsuit will be taken pending the outcome of the CNG trial which is expected to commence in August 1999. While the ultimate resolution of the actions cannot be predicted, management does not expect that they will have a material adverse effect on the Company's consolidated results of operations or financial position.

In August 1997, CNG filed suit against Yankee Gas alleging that Yankee Gas' plans to provide gas service to a 119 unit residential subdivision in the town of Berlin violated CNG's utility franchise rights within that town. The lawsuit was tried in New Britain Superior Court in January 1998. The court issued a decision on October 30, 1998 in favor of CNG, and entered an order prohibiting Yankee Gas from continuing to serve that particular subdivision within Berlin. Yankee Gas' other existing activities within Berlin remain unaffected.

The Company has elected not to appeal from this decision. The parties have been ordered by the court to confer and agree on a suitable amount to be paid by CNG to Yankee Gas as compensation for these facilities. The Company does not anticipate that the outcome of this lawsuit will have a material adverse effect on the Company's consolidated results of operations or financial position.

Tax Audits: The Company is currently under audit by the State of Connecticut regarding its Gross Earnings Tax returns for the calendar years 1994, 1995, and 1996, by the City of Naugatuck, Connecticut regarding its Personal Property Tax Schedules for the years 1995, 1996, and 1997, and by the Internal Revenue Service regarding its Federal Income Tax Return for the calendar year 1995. The Company is responding to all information document requests put forth by the auditors. At this time, the Company does not have sufficient information to determine the amount, if any, of additional liability that may result from these proceedings. However, the Company does not anticipate any of these audits to have a material effect on its consolidated results of operations or financial position.

Nonrecurring Charges: In connection with YESCo's HVAC restructuring and impairments of certain Power division assets, the Company recorded a pre-tax charge of approximately $3.5 million. Of the total charge, $1.6 million represents impairment of HVAC and Power divisions' long-lived assets such as property and goodwill and $1.9 million pertains to YESCo restructuring charges such as lease costs, severance and moving expenses. In addition, in the fourth quarter of fiscal 1998, the Company recorded a charge for severance, due to the resignation of two senior executives. In connection with these resignations, a one-time pre-tax charge of approximately $0.9 million was recorded relating to the estimated costs to the Company for severance expenses.

The Company has commenced marketing its existing Power investments, including an operating landfill gas fueled generating facility in Brookhaven, NY, interests in two operating cogeneration facilities, development stage projects and other less significant assets. The total investment at September 30, 1998 is approximately $12 million. Two of the development stage projects are land fill gas (LFG) fueled generating facilities in the state of Illinois. Pursuant to existing state legislation, electric utility purchases of LFG produced power are entitled to a tax credit that is scheduled to expire on January 6, 1999. If not reinstated, expiration of the tax credit could substantially impact the economics of the Company's existing investment in these development stage projects (approximately $3 million), as well as other LFG projects in that state. The Company and its partners are closely monitoring and active in the legislative process to address this matter. However, there can be no assurance such legislation will ultimately be approved.


Note 10)  Quarterly Financial Data (Unaudited)

The following table provides information with respect to the consolidated quarterly results of operations for the fiscal years ended September 30, 1998 and 1997, and reflects the seasonal nature of the Company's operations. The results of any one quarter during the year are not indicative of the results of future quarters.


                   (In thousands, except per share amounts)

                                          Quarter Ended
Fiscal Year 1998         December 31         March 31       June 30        September 30
Operating
 revenues                   $102,595          $113,193        $54,327        $ 44,652

Operating income
  (loss)                      20,334            23,828            402         (11,682)

Net income (loss)              9,091            10,810         (1,902)         (7,116)

Basic and diluted
  earnings (loss) per
  common share (1)          $   0.87          $   1.03        $ (0.18)       $  (0.68)

                                         Quarter Ended
Fiscal Year 1997         December 31         March 31       June 30        September 30
Operating
  revenues                 $ 95,681           $127,568       $59,435         $ 42,357

Operating income
  (loss)                     19,162             27,769         2,663           (6,910)

Net income (loss)             8,879             13,478          (442)          (4,958)

Basic and diluted
  earnings (loss) per
  common share (1)         $   0.84           $   1.29       $ (0.04)        $  (0.47)

(1) Basic and diluted earnings (loss) per common share were calculated on the basic weighted average common shares outstanding of 10,495,806 and 10,451,165 and the diluted weighted average common shares outstanding of 10,501,411 and 10,453,318 for the twelve months ended September 30,1998 and 1997, respectively.

YANKEE ENERGY SYSTEM, INC. AND SUBSIDIARIES
Selected Financial and Operating Data

September 30,  1998      1997      1996      1995      1994
Balance Sheet Data:
(In thousands)
Net Utility
 Plant          $367,933  $350,865  $335,488  $324,870  $315,063
Total Assets     535,284   500,364   478,749   479,301   481,518
Total
 Capitalization  296,040   300,971   271,348   292,802   276,513

Income and Share Data:
(In thousands, except per share amounts)

Operating
 Revenues       $314,767  $325,041  $339,940  $294,022  $317,298
Cost of Gas/
 Goods Sold      168,755   176,757   189,504   155,404   168,816
Other O&M
 Expenses         68,474    64,951    64,852    65,473    62,733
Depreciation and
 Amortization     19,789    18,130    16,895    16,520    16,993
Net Income (1)    10,883    16,957    21,919    12,358    19,485
Earnings
 per Share (1)  $   1.04  $   1.62  $   2.10  $   1.20  $   1.89

Revenues:
(In thousands)
Gas:
Residential     $134,292  $140,750  $145,364  $127,493  $140,403
Commercial        73,495    95,098   103,787    88,983    95,286
Industrial        50,055    70,743    82,725    73,715    77,850
Miscellaneous      3,642     2,312     6,217     2,161     3,328
Transportation    22,355    10,051       952     1,631       431
                --------  --------  --------  --------  --------

 Total Gas      $283,839  $318,954  $339,045  $293,983  $317,298
                --------  --------  --------  --------  --------
Nonutility
  Revenue         30,928     6,087       895        39         -
                --------  --------  --------  --------  --------
  Total Operating
   Revenues     $314,767  $325,041  $339,940  $294,022  $317,298

Sales and Transportation:
(Mcf-thousands)

Firm:
   Residential    11,888    12,473    13,185    11,591    13,101
   Commercial      6,930     9,222    10,521     9,022     9,998
   Industrial      7,382     9,862    11,438    10,007    10,421
   Transportation  9,426     4,059       178       589       128
   Unbilled and
    Other            (84)     (111)      969       793       245
                --------  --------  --------  --------  --------

   Total Firm     35,542    35,505    36,291    32,002    33,893


Non-Firm:
   Commercial      1,293     1,595     1,746     1,809     1,549
   Industrial      3,668     4,983     6,792     7,286     7,149
   Transportation  6,644     6,853     2,444     3,654       559
                --------  --------  --------  --------  --------

   Total
     Non-Firm     11,605    13,431    10,982    12,749     9,257
                --------  --------  --------  --------  --------
Total Sales and
 Transportation   47,147    48,936    47,273    44,751    43,150


Customers:
(Average)

Residential      160,917   159,541   157,526   156,539   155,874
Commercial (2)    17,910    18,930    19,313    19,167    19,156
Industrial (2)     1,821     2,005     2,112     2,145     1,980
Firm
  Transportation   2,422       766        19         -         -
Resale                 -         -         2         1         1
                --------  --------  --------  --------  --------

  Total
     Customers   183,070   181,242   178,972   177,852   177,011


Sources of Gas:
 (Mcf-thousands)

Domestic           7,668    15,594    21,331    13,534    16,162
Canadian Gas
 Firm             29,941    24,919    24,721    24,283    24,440
Spot Market Gas        -        97       710     2,836     2,318
Produced Gas           4        34        19         9        30
Company Use/
 Unaccounted For    (440)     (440)     (509)     (403)     (592)
                --------  --------  --------  --------  --------

 Total Sources    32,173    40,204    46,272    40,259    42,358


Peak Day Data:

Peak Day Send
 Out (Mcf per
 day) (3)        260,470   250,448   239,348   250,518   262,794
Peak Day Date    3/12/98   1/17/97   2/05/96   2/06/95   1/19/94
Peak Day
 Degree Days          50        55        62        59        55
Total Annual
 Heating
 Degree Days       5,502     5,979     6,302     5,595     6,454

(1) Exclusive of an $879,900 charge, or $0.08 per share, resulting from the early redemption premium on the Company's preferred stock in fiscal 1994.

(2) Non-firm transportation customers who utilize both gas sales and transportation service are included in these customer categories. Average non-firm transportation customers are as follows: 1998:19, 1997:18, 1996:12, 1995:23, and 1994:17.

(3) Converted from BTU-millions assuming 1,020 BTU per CF. 1994 sendout includes one time delivery of 17,425 Mcf to Con Ed.

SHAREHOLDER AND STOCK INFORMATION INFORMATION


Annual Meeting

The Annual Meeting of Shareholders will take place on Friday, January 29, 1999, at 10:30 a.m. at the Ramada Plaza Hotel in Meriden, Connecticut.

Market for Common Stock

As of October 31, 1998, there were 24,255 holders of record of Yankee Energy common stock. Yankee Energy's stock is quoted on the New York Stock Exchange
(NYSE) under the symbol "YES" although it is frequently presented as "YanEnS" in various financial publications.

          High and Low Stock Prices and Dividend Information ($/Share)
          Year Ended September 30, 1998         High           Low        Dividend
          First Quarter, 1998                  26.813        22.563         0.335
          Second Quarter, 1998                 25.750        24.563         0.335
          Third Quarter, 1998                  24.750        22.563         0.345
          Fourth Quarter, 1998                 26.188        23.438         0.345

          Year Ended September 30, 1997

          First Quarter, 1997                  23.625        21.250         0.325
          Second Quarter, 1997                 23.750        21.125         0.325
          Third Quarter, 1997                  24.750        21.000         0.335
          Fourth Quarter, 1997                 24.625        22.750         0.335

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

Transfer Agent

Shareholders who have questions about their accounts or desire to transfer their stock from one name to another should contact ChaseMellon at 1.888.451.0192 or write:

For Transfers and Transfer Inquiries:         All Other Inquiries:
ChaseMellon Shareholder Services,             ChaseMellon Shareholder Services,
L.L.C.                                        L.L.C.
85 Challenger Road                            P.O. Box 3315
Ridgefield Park, NJ 07660                     South Hackensack, NJ 07606-1915

Yankee Energy News and Information

Yankee Energy has a toll-free news and information service which includes current news releases, a Chairman's message, earnings and dividend information as well as access to the transfer agent or the Company's Investor Relations Department.
1.800.YES.9989

Shareholders, interested investors and analysts may also contact Yankee Energy by calling or writing to:

Thomas D. Dorsey                              Phone 203.639.4643
Director, Investor Relations                  Fax 203.639.4667
Yankee Energy System, Inc.                    Email: invest@yankeegas.com
599 Research Parkway
Meriden, CT 06450-1030

Yankee Energy will provide shareholders with a copy of its 1998 Annual Report to the Securities and Exchange Commission on Form 10-K, without charge, upon written request.

YANKEEENERGY
-----------------


                            [PICTURE APPEARS HERE]